As filed with the Securities and Exchange Commission on April 25, 2022
Registration No. 333-264120
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

W. P. CAREY INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	6798 (Primary Standard Industrial Classification Code Number)	45-4549771 (I.R.S. Employer Identification Number)
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Jason E. Fox
Chief Executive Officer
W. P. Carey Inc.
One Manhattan West 395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
Christopher P. Giordano Jon Venick DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 Tel: (212) 335-4500 Fax: (212) 335-4501	Kathleen L. Werner Clifford Chance US LLP 31 West 52nd Street New York, New York Tel: (212) 878-8000 Fax: (212) 878-8375
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. W. P. Carey may not sell or exchange these securities until the registration statement is effective. This proxy statement/prospectus is not an offer to sell or exchange these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION, DATED APRIL 25, 2022

YOUR VOTE IS VERY IMPORTANT
Dear CPA:18 – Global Stockholders:
Corporate Property Associates 18 – Global Incorporated ("CPA:18 – Global") is proposing a merger of CPA:18 – Global with and into CPA18 Merger Sub LLC ("Merger Sub"), an indirect subsidiary of W. P. Carey Inc. ("W. P. Carey"), with Merger Sub surviving the merger as an indirect wholly owned subsidiary of W. P. Carey (the "Merger"), pursuant to a definitive agreement and plan of merger dated as of February 27, 2022 (the "Merger Agreement").
The affirmative vote of the holders of outstanding shares of CPA:18 – Global Class A common stock, $0.001 par value per share ("CPA:18 Class A Common Stock"), and CPA:18 – Global Class C common stock, $0.001 par value per share ("CPA:18 Class C Common Stock," and together with the CPA:18 Class A Common Stock, the "CPA:18 Common Stock"), entitled to cast a majority of all the votes entitled to be cast is required for the approval of the Merger.
As of the effective time of the Merger, each share of CPA:18 Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange for cancellation of such share, the rights attaching to such share will be converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, merger consideration consisting of (i) 0.0978 of a validly issued, fully paid and non-assessable share of W. P. Carey common stock, $0.001 par value per share (“W. P. Carey Common Stock”), and (ii) $3.00 in cash, which will be reduced if CPA:18 – Global pays a dividend exceeding its regular quarterly dividend and may be increased if W. P. Carey exercises its right under the Merger Agreement to defer the closing of the Merger in order to complete the sale of certain CPA:18 – Global properties. Based on the trailing 3-day volume-weighted average price per share of W. P. Carey Common Stock of $76.17 on the New York Stock Exchange (“NYSE”) for the three days ending on and including February 25, 2022, the last trading day before public announcement of the Merger, the per share merger consideration represented approximately $10.45 in value for each share of CPA:18 Class A Common Stock and CPA:18 Class C Common Stock. The value of the per share merger consideration to be received in exchange for each share of CPA:18 Common Stock will fluctuate with the market value of shares of W. P. Carey Common Stock until the transaction is complete. We encourage you to obtain current quotes for W. P. Carey Common Stock. W. P. Carey Common Stock is listed on the NYSE under the symbol “WPC.”
Neither W. P. Carey nor any W. P. Carey subsidiary will receive any Per Share Merger Consideration for any share of CPA:18 Common Stock owned by it immediately prior to the Effective Time. Based on the number of shares of CPA:18 Common Stock outstanding on April 27, 2022, the record date for CPA:18 – Global's special meeting of stockholders, W. P. Carey expects to issue approximately 13.8 million shares of W. P. Carey Common Stock in connection with the Merger.
After careful consideration, following the recommendation of a special committee of independent directors, the CPA:18 – Global board of directors (with the unanimous vote of the independent directors) has adopted resolutions declaring that it has determined that the Merger is advisable and in the best interests of CPA:18 – Global and the CPA:18 stockholders (the "CPA:18 Stockholders"), and that the Merger is fair and reasonable to CPA:18 – Global and on terms and conditions at least as favorable as those available from unaffiliated third parties, and the CPA:18 – Global board of directors recommends that all CPA:18 Stockholders vote "FOR" the approval of the Merger.
Your vote is very important regardless of the number of shares you own. Whether or not you plan to attend the special meeting of the CPA:18 Stockholders, please take the time to vote or authorize a proxy to vote your shares by telephone, the Internet or by completing, signing and mailing the enclosed proxy card. If the CPA:18 Stockholders do not vote or abstain, then the effect will be the same as voting against the approval of the Merger. In addition, failure to vote may result in CPA:18 – Global not having a sufficient quorum of a majority of its outstanding shares represented in person or by proxy at its special meeting. A meeting cannot be held unless a quorum is present.
CPA:18 – Global has scheduled a special meeting for its stockholders to vote on the proposals described in this proxy statement/prospectus. Due to the ongoing public health impact of the novel coronavirus (“COVID-19”) pandemic and continuing concern for the safety and well-being of our stockholders and directors, the format of the special meeting will be virtual-only. CPA:18 Stockholders will not be able to attend the special meeting in person. We are committed to ensuring that our stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. To attend, participate in and/or vote at the virtual special meeting at www.virtualshareholdermeeting.com/CPA18merger, stockholders must enter the 16-digit control number found on their proxy card or voting instruction form or notice.
This proxy statement/prospectus provides you with detailed information about W. P. Carey, CPA:18 – Global, the Merger and the special meeting of the CPA:18 Stockholders. We encourage you to read carefully this entire proxy statement/prospectus, including all its annexes, and we especially encourage you to read the section entitled "Risk Factors" beginning on page 25.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF W. P. CAREY COMMON STOCK TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Sincerely,

Richard J. Pinola Director and Chairman of the Special Committee Corporate Property Associates 18 – Global Incorporated
This proxy statement/prospectus is dated [ó], 2022 and is expected to be first mailed to holders of CPA:18 Common Stock on or about [ó], 2022.

CORPORATE PROPERTY ASSOCIATES 18 – GLOBAL INCORPORATED
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 26, 2022
To the stockholders of Corporate Property Associates 18 – Global Incorporated:
A special meeting of stockholders of Corporate Property Associates 18 – Global Incorporated ("CPA:18 – Global") will be held on  July 26, 2022, at 5:00 p.m., Eastern Time (the "CPA:18 Special Meeting"). You will be able to attend and participate in the special meeting online by visiting www.virtualshareholdermeeting.com/CPA18merger where you will be able to listen to the meeting live, submit questions and vote. The special meeting will be held for the following purposes:
1.To consider and vote upon a proposal to approve the transactions described in the Agreement and Plan of Merger dated as of February 27, 2022 (the "Merger Agreement"), by and among CPA:18 – Global, W. P. Carey Inc. ("W. P. Carey"), the ultimate parent of the external manager of CPA:18 – Global, CPA18 Merger Sub LLC, an indirect wholly owned subsidiary of W. P. Carey ("Merger Sub"), and the other parties thereto. As contemplated by the Merger Agreement:
•CPA:18 – Global will merge with and into Merger Sub, and Merger Sub will continue as the surviving entity and as an indirect wholly owned subsidiary of W. P. Carey (the "Merger"), and the separate existence of CPA:18 – Global will cease.
•As of the effective time of the Merger (the "Effective Time"), each share of (a) CPA:18 – Global Class A common stock, $0.001 par value per share ("CPA:18 Class A Common Stock"), and (b) CPA:18 – Global Class C common stock, $0.001 par value per share ("CPA:18 Class C Common Stock," and together with the CPA:18 Class A Common Stock, the "CPA:18 Common Stock") issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange for cancellation of such share, the rights attaching to such share will be converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, merger consideration consisting of (i) 0.0978 (the "Exchange Ratio") of a validly issued, fully paid and non-assessable share (the "stock consideration") of W. P. Carey common stock, $0.001 par value per share (“W. P. Carey Common Stock”), and (ii) $3.00 in cash, which will be reduced by the amount (if any) of dividends paid by CPA:18 – Global in excess of its regular quarterly dividends and may be increased if W. P. Carey exercises its right under the Merger Agreement to defer the closing of the Merger in order to complete the sale of certain CPA:18 – Global properties by the amount (if any) by which the Total Accrued Daily Amount exceeds the Dividend Adjustment Amount (as each term is defined in the Merger Agreement), in each case, without interest (including the cash, if any, paid in respect of fractional shares (as more thoroughly described herein), the "cash component," and together with the stock consideration, the “Per Share Merger Consideration”).
•As of the Effective Time, each share of CPA:18 Common Stock that is owned by W. P. Carey or any W. P. Carey subsidiary immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist. Neither W. P. Carey nor any W. P. Carey subsidiary will receive any Per Share Merger Consideration for any share of CPA:18 Common Stock owned by it immediately prior to the Effective Time.
2.To consider and vote upon any adjournments of the CPA:18 Special Meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the proposal above.

AT A MEETING ON FEBRUARY 27, 2022, AFTER RECEIVING THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, THE CPA:18 – GLOBAL BOARD OF DIRECTORS (WITH THE UNANIMOUS VOTE OF THE INDEPENDENT DIRECTORS) ADOPTED RESOLUTIONS DECLARING THAT IT HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF CPA:18 – GLOBAL AND THE CPA:18 STOCKHOLDERS, AND THAT THE MERGER IS FAIR AND REASONABLE TO CPA:18 – GLOBAL AND ON TERMS AND CONDITIONS AT LEAST AS FAVORABLE AS THOSE AVAILABLE FROM UNAFFILIATED THIRD PARTIES, AND THE CPA:18 – GLOBAL BOARD OF DIRECTORS RECOMMENDS THAT ALL CPA:18 STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER.
The Merger and the Merger Agreement are described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting or authorizing a proxy to vote. A copy of the Merger Agreement is attached as Annex A, to the accompanying proxy statement/prospectus. If the CPA:18 Stockholders do not vote or abstain, then the effect will be the same as voting against the approval of the Merger. Only those stockholders whose names appear in CPA:18 – Global's records as owning shares of CPA:18 Common Stock at the close of business on April 27, 2022, referred to as the "CPA:18 Record Date," are entitled to notice of, and to vote at, the CPA:18 Special Meeting.
The affirmative vote of the holders of outstanding shares of CPA:18 Common Stock on the CPA:18 Record Date entitled to cast a majority of all the votes entitled to be cast on any matter before the CPA:18 Special Meeting is required to approve the proposals relating to the Merger. If that vote is not obtained, the Merger cannot be completed. Pursuant to CPA:18 – Global's organizational documents: (i) its directors, its advisor and any of their affiliates owning shares of CPA:18 Common Stock may not vote on or consent to the Merger because the Merger is a transaction between CPA:18 – Global and affiliates of its advisor; and (ii) for the purpose of determining the requisite percentage in interest of shares of CPA:18 Common Stock necessary to approve the Merger, any such shares owned by CPA:18 – Global's directors, its advisor or any of their affiliates will be deemed not entitled to be voted on the Merger and will not be included in making such determination. Accordingly, shares of CPA:18 Common Stock owned by any CPA:18 – Global director, W. P. Carey and any of their affiliates will not be taken into account in determining whether the proposal relating to the Merger receives the requisite approval.
To ensure your representation at the CPA:18 Special Meeting, you are urged to authorize a proxy via telephone or Internet as instructed in the enclosed proxy card or to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before your proxy is voted at the CPA:18 Special Meeting.

By Order of the Board of Directors,

Susan C. Hyde Chief Administrative Officer and Corporate Secretary
New York, New York
[ó], 2022

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about W. P. Carey from other documents that W. P. Carey has filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 171. This information is available for you free of charge to review through the SEC’s website at www.sec.gov.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information, without charge, by telephone or written request directed to:

W. P. Carey Inc.	Corporate Property Associates 18 – Global Incorporated
One Manhattan West	One Manhattan West
395 9th Avenue, 58th Floor	395 9th Avenue, 58th Floor
New York, New York 10001	New York, New York 10001
Attention: Investor Relations	Attention: Investor Relations
Telephone: (212) 492-8920	Telephone: (212) 492-8920
Email: IR@wpcarey.com	Email: IR@wpcarey.com

In order for CPA:18 Stockholders to receive timely delivery of the documents in advance of the special meeting of CPA:18 Stockholders to be held on July 26, 2022, which is referred to as the CPA:18 Special Meeting, you must request the information no later than July 19, 2022, which is the date that is five business days before the date of the special meeting.
The contents of the websites of the SEC, W. P. Carey, CPA:18 – Global or any other entity are not being incorporated into this proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites is being provided only for your convenience.

ANNEX

ANNEX A	Merger Agreement
ANNEX B	Opinion of Morgan Stanley & Co. LLC
i

DEFINED TERMS

"AFFO"	Adjusted Funds From Operations

"CAM"	Carey Asset Management Corp., a Delaware corporation

"cash component"	the cash component of the Per Share Merger Consideration, consisting of $3.00 in cash, without interest, as may be adjusted pursuant to the terms of the Merger Agreement

"Code"	Internal Revenue Code of 1986, as amended

"combined company"	W. P. Carey and its subsidiaries (including former CPA:18 – Global) following the completion of the Merger

"CPA:18 Advisory Agreements"	(i) the Amended and Restated Advisory Agreement dated as of January 1, 2015, among CPA:18 – Global, CPA:18 LP and CAM (as amended by that certain First Amendment to Amended and Restated Advisory Agreement dated as of January 30, 2018, and that certain Second Amendment to Amended and Restated Advisory Agreement dated as of May 11, 2020); and (ii) the Amended and Restated Asset Management Agreement dated as of May 13, 2015, among CPA:18 – Global, CPA:18 LP and W. P. Carey BV

“CPA:18 Bylaws”	the Amended and Restated Bylaws of CPA:18 – Global

"CPA:18 Charter"	the Articles of Amendment and Restatement, as amended and supplemented to the date hereof, of CPA:18 – Global

"CPA:18 Class A Common Stock"	Class A common stock, $0.001 par value per share, of CPA:18 – Global

"CPA:18 Class C Common Stock"	Class C common stock, $0.001 par value per share, of CPA:18 – Global

"CPA:18 Common Stock"	CPA:18 Class A Common Stock and CPA:18 Class C Common Stock

"CPA:18 LP"	CPA:18 Limited Partnership, a Delaware limited partnership

"CPA:18 LP Agreement"	the Amended and Restated Agreement of Limited Partnership of CPA:18 LP dated as of January 1, 2015, by and between CPA:18 – Global and Special General Partner

"CPA:18 – Global"	Corporate Property Associates 18 – Global Incorporated, a Maryland corporation

"CPA:18 Record Date"	April 27, 2022

"CPA:18 Special Committee"	a special committee of independent directors of the board of directors of CPA:18 – Global

"CPA:18 Stockholder Approval"	the affirmative vote of the holders of a majority of the outstanding shares of CPA:18 Common Stock that are entitled to vote

"CPA:18 Stockholders"	holders of common stock of CPA:18 – Global

"CPA:18 Termination Fee"	the amount owed to W. P. Carey by CPA:18 – Global in the event that the Merger Agreement is terminated pursuant to an Applicable Termination Provision

“DRIP”	dividend reinvestment plan

"Exchange Act"	the Securities Exchange Act of 1934, as amended

"Exchange Ratio"	0.0978 of a share of validly issued, fully paid and non-assessable W. P. Carey Common Stock per share of CPA:18 Common Stock

"Extended Termination Date"	September 30, 2022

"GAAP"	generally accepted accounting principles in the United States

"IRS"	Internal Revenue Service

"Merger"	the merger of Merger Sub with and into CPA:18 – Global, with Merger Sub surviving the merger as an indirect wholly owned subsidiary of W. P. Carey

"Merger Agreement"	the Agreement and Plan of Merger dated as of February 27, 2022, by and among CPA:18 – Global, W. P. Carey, Merger Sub, and, for the limited purposes set forth therein, CAM, W. P. Carey BV, WPC-CPA:18 Holdings, LLC, a Delaware limited liability company, and CPA:18 LP

"Merger Sub"	CPA18 Merger Sub LLC, a Maryland limited liability company

"MGCL"	Maryland General Corporation Law

"MLLCA"	Maryland Limited Liability Company Act

"Morgan Stanley"	Morgan Stanley & Co. LLC

"NAV"	net asset value

"NYSE"	New York Stock Exchange

"Per Share Merger Consideration"	the cash component and the stock consideration

"Securities Act"	the Securities Act of 1933, as amended

"Special General Partner"	WPC-CPA:18 Holdings, LLC, a Delaware limited liability company

"stock consideration"	the stock component of the Per Share Merger Consideration, consisting of 0.0978 of a share of validly issued, fully paid and non-assessable W. P. Carey Common Stock

“Stock Issuance”	the issuance of W. P. Carey Common Stock in connection with the Merger pursuant to the Merger Agreement

"Termination Date"	August 31, 2022

"SEC"	U.S. Securities and Exchange Commission

"W. P. Carey"	W. P. Carey Inc., a Maryland corporation

"W. P. Carey BV"	W. P. Carey & Co. B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands
“W. P. Carey Bylaws”	the Fifth Amended and Restated Bylaws of W. P. Carey

“W. P. Carey Charter”	the Articles of Amendment and Restated of W. P. Carey, as amended and supplemented through the date hereof

"W. P. Carey Stockholders"	holders of common stock of W. P. Carey

QUESTIONS AND ANSWERS FOR CPA:18 STOCKHOLDERS REGARDING THE MERGER AND THE SPECIAL MEETING
The following questions and answers for CPA:18 Stockholders briefly address some frequently asked questions about the Merger and the other transactions contemplated by the Merger Agreement and the special meeting of the stockholders of CPA:18 – Global. They may not include all the information that is important to you. We urge you to read carefully this entire proxy statement/prospectus, including the annexes.
Q.    Why am I receiving this proxy statement/prospectus?
A.    You are receiving this proxy statement/prospectus because W. P. Carey and CPA:18 – Global have agreed to combine the companies via a merger.
More specifically, on February 27, 2022, W. P. Carey and CPA:18 – Global entered into the Merger Agreement. The Merger Agreement provides that as of the effective time of the Merger (the "Effective Time"), CPA:18 – Global will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and an indirect wholly owned subsidiary of W. P. Carey. From and after that time, in accordance with the applicable provisions of the Maryland General Corporation Law (the "MGCL") and the Maryland Limited Liability Company Act (the "MCCLA"), among other effects of the consummation of the Merger, the separate existence of CPA:18 – Global will cease, the assets of CPA:18 – Global will transfer to, vest in and devolve on Merger Sub, and Merger Sub will become liable for all of the debts and obligations of CPA:18 – Global.
The Merger Agreement governs the terms of the Merger and is attached to this proxy statement/prospectus as Annex A.
In order to complete the Merger, among other things, CPA:18 Stockholders must approve the Merger in accordance with the MGCL.
Q.    What will holders of CPA:18 Common Stock receive in connection with the Merger? When will they receive it?
A.    As of the Effective Time, each share of CPA:18 Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange for cancellation of such share (other than shares held by W. P. Carey and its subsidiaries), the rights attaching to such share will be converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, merger consideration consisting of (i) 0.0978 (the "Exchange Ratio") of a validly issued, fully paid and non-assessable share (the "stock consideration") of W. P. Carey common stock, $0.001 par value per share ("W. P. Carey Common Stock"), and (ii) $3.00 in cash, which will be reduced by the amount (if any) of dividends paid by CPA:18 – Global in excess of its regular quarterly dividends and may be increased if W. P. Carey exercises its right under the Merger Agreement to defer the closing of the Merger in order to complete the sale of CPA:18 – Global's portfolio of Iberian student housing projects, pursuant to the exercise by the third-party lessee of the portfolio of its option to purchase the properties, by the amount (if any) by which the Total Accrued Daily Amount exceeds the Dividend Adjustment Amount (as each term is defined in the Merger Agreement), in each case, without interest (including the cash, if any, paid in respect of fractional shares (as more thoroughly described herein), the "cash component," and together with the stock consideration, the “Per Share Merger Consideration”). The value of the Per Share Merger Consideration to be received in exchange for each share of CPA:18 Common Stock will fluctuate with the market value of W. P. Carey Common until the Merger is completed. Based on the trailing 3-day volume weighted average price per share of W. P. Carey common stock of $76.17 on the New York Stock Exchange (“NYSE”) as of February 25, 2022, the last trading day before public announcement of the Merger, the implied Per Share Merger Consideration was approximately $10.45.
As of the date of this proxy statement/prospectus, W. P. Carey expects to issue approximately 13.8 million shares of W. P. Carey Common Stock to the CPA:18 Stockholders (excluding W. P. Carey and its subsidiaries) in connection with the Merger. Upon such issuance, the W. P. Carey Stockholders and the

CPA:18 Stockholders (excluding W. P. Carey and its subsidiaries) would own approximately 93% and 7% of the combined company, respectively.
To the extent that a holder of CPA:18 Common Stock would otherwise be entitled to receive a fraction of a share of W. P. Carey Common Stock, computed on the basis of the aggregate number of shares of CPA:18 Common Stock held by such holder, such holder will instead receive a cash payment in lieu of such fractional share in an amount equal to such fraction multiplied by $10.45.
Q.    What is the expected ongoing annualized dividend rate for a CPA:18 Stockholder based on an original investment of $10.00 per share of CPA:18 Class A Common Stock and an original investment of $9.35 per share of CPA:18 Class C Common Stock?
A.    CPA:18 Stockholders currently receive distributions at an annualized rate equivalent to 2.50% on an original investment of $10.00 per share of CPA:18 Class A Common Stock and 2.67% on an original investment of $9.35 per share of CPA:18 Class C Common Stock. Following the Merger, CPA:18 Stockholders who hold their shares of W. P. Carey Common Stock will be entitled to receive future dividends paid by W. P. Carey. Based on W. P. Carey's current annualized dividend rate and the Exchange Ratio, each holder of CPA:18 Common Stock is expected to receive dividends at an annualized rate equivalent to 4.13% on an original investment of $10.00 per share of CPA:18 Class A Common Stock and 4.42% on an original investment of $9.35 per share of CPA:18 Class C Common Stock.
Q.    Are there any conditions to completion of the Merger?
A.    Yes. The Merger is subject to the satisfaction or waiver of a number of conditions, including among others:
•approval of the Merger by the requisite vote of the CPA:18 Stockholders;
•the registration statement, of which this proxy statement/prospectus forms a part, will have become effective; no stop order will have been issued or threatened by the Securities and Exchange Commission (the "SEC") with regard to the registration statement; and all necessary state securities or blue sky authorizations will have been received;
•no order, injunction or other legal restraint or prohibition, preventing the consummation of the Merger, will be in effect; and
•all consents, approvals, permits and authorizations required by the Merger Agreement to be obtained from any governmental entity will have been made or obtained.
If any of these or the other conditions specified in the Merger Agreement are not satisfied or waived, the Merger may be abandoned by either W. P. Carey or CPA:18 – Global. For details about the other conditions to completion of the Merger, see "The Merger Agreement – Conditions to Obligations to Complete the Merger and Other Transactions," beginning on page 105.
Q.    What fees will CPA:18 – Global's advisors and other affiliates of W. P. Carey receive in connection with the Merger?
A.    Carey Asset Management Corp. ("CAM") and W. P. Carey & Co. B.V. ("W. P. Carey BV"), each an indirect subsidiary of W. P. Carey, and certain of their affiliates provide investment and advisory services to CPA:18 – Global pursuant to written advisory and asset management agreements (collectively, the "CPA:18 Advisory Agreements"). Additionally, WPC-CPA:18 Holdings, LLC (the "Special General Partner"), also an indirect subsidiary of W. P. Carey, holds a special general partner interest in CPA:18 Limited Partnership, which is CPA:18 – Global's operating partnership ("CPA:18 LP"), pursuant to an Amended and Restated Agreement of Limited Partnership of CPA:18 Limited Partnership dated as of January 1, 2015 (the "CPA:18 LP Agreement").
In connection with the consummation of the transactions contemplated by the Merger Agreement, certain fees and distributions are payable to W. P. Carey and its affiliates (the "Advisor Closing Amounts"), including (i) distributions of Capital Proceeds upon a Change of Control Event, and related allocations of profits and losses, under the CPA:18 LP Agreement (as such terms are defined in the CPA:18 LP Agreement) and (ii) rights to amounts in respect of the termination of the Special General Partner Interest, pursuant to the CPA:18 LP Agreement (the "Special GP Amount").
However, conditioned upon the closing of the transactions contemplated by the Merger Agreement, W. P. Carey has waived all rights to receive any and all Advisor Closing Amounts. In addition, W. P. Carey will receive no disposition fees with respect to the consummation of the Merger.
W. P. Carey and its affiliates will continue to receive any and all fees and distributions accrued pursuant to the CPA:18 Advisory Agreements and the CPA:18 LP Agreement prior to the closing of the Merger. At December 31, 2021, W. P. Carey had accrued and unpaid fees of approximately $1.1 million pursuant to the CPA:18 Advisory Agreements. During the twelve months ended December 31, 2021, W. P. Carey earned approximately $12.5 million in asset management fees and $7.3 million in Special General Partner distributions from CPA:18 – Global.
If the Merger Agreement is terminated in connection with a CPA:18 Superior Competing Transaction, W. P. Carey may be entitled to receive a termination fee and the Advisor Closing Amounts, subject to a credit of the lesser of the termination fee paid and the Special GP Amount. See "The Merger Agreement" beginning on page 97 for more details.
Q.    Will W. P. Carey or any of its subsidiaries receive any consideration for the shares of CPA:18 Common Stock that they own?
A.    No. Each share of CPA:18 Common Stock that is owned by W. P. Carey or any subsidiary of W. P. Carey immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist. Neither W. P. Carey nor any W. P. Carey subsidiary will receive any Per Share Merger Consideration for any share of CPA:18 Common Stock owned by it. As of April 27, 2022, the CPA:18 Record Date, W. P. Carey and its affiliates beneficially owned 8,556,733 shares of CPA:18 Common Stock in the aggregate.
Q.    Will CPA:18 – Global continue to pay distributions prior to the Effective Time of the Merger?
A.    Yes. The Merger Agreement permits CPA:18 – Global to continue to pay a regular quarterly distribution and any distribution that is necessary for CPA:18 – Global to maintain its REIT qualification and to avoid other adverse tax consequences. CPA:18 – Global currently intends to continue to pay regular quarterly distributions to its stockholders with respect to quarters completed prior to the Merger. If CPA:18 – Global pays any distributions above its regular quarterly distribution, the cash component of the Per Share Merger Consideration will be reduced by the amount of such excess distributions.
Q.    Will CPA:18 Stockholders who participated in CPA:18 – Global's distribution reinvestment plan immediately prior to its suspension, and who desire to participate in the dividend reinvestment and share purchase plan of W. P. Carey following completion of the Merger, automatically be able to participate in such plan?
A.    No, each CPA:18 Stockholder who desires to take part in W. P. Carey’s dividend reinvestment and share purchase plan (the “W. P. Carey DRIP”) following the consummation of the Merger will need to enroll in the W. P. Carey DRIP. Stockholders should call W. P. Carey’s Investor Relations Department at (212) 492-8920.
Q.    When and where is the CPA:18 Special Meeting?
A.    The special meeting of CPA:18 Stockholders will be held on July 26, 2022, at 5:00 p.m. Eastern Time.
Due to the public health impact of the coronavirus pandemic, which is referred to as COVID-19, and to support the health and well-being of CPA:18 Stockholders, business partners, employees and the CPA:18 – Global board of directors, the special meeting will be a completely virtual meeting, conducted only as an online live interactive audio webcast. Please note there will not be a physical meeting for the special meeting. You will be able to attend the special meeting online, vote your shares electronically, and submit questions during the special meeting by visiting www.virtualshareholdermeeting.com/CPA18merger and following the instructions on your proxy card. If your shares of CPA:18 Common Stock are held by a broker, bank or other nominee, you must follow the instructions provided by your broker, bank or other nominee.
Q.    What will be voted on at the CPA:18 Special Meeting?
A.    As provided in the Notice of Special Meeting of Stockholders of CPA:18 – Global, the CPA:18 Stockholders are requested to consider and vote on two proposals: (i) to approve the Merger and (ii) to approve any adjournments of the special meeting, including, without limitation, a motion to adjourn the CPA:18 Special Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the foregoing proposals.
Q.    Who can vote at the CPA:18 Special Meeting?
A.    If you are a stockholder of record of CPA:18 – Global at the close of business on April 27, 2022, the record date for CPA:18 – Global's special meeting, which we refer to as the "CPA:18 Record Date," you may vote the shares of CPA:18 Common Stock that you hold on the record date on any matter on which such shares are entitled to be voted at the special meeting.
Q.    Why is my vote important?
A.    If you do not submit a proxy or vote at the special meeting as provided in this proxy statement/prospectus, it may be difficult for us to obtain the necessary quorum to hold the special meeting and to determine whether the Merger should be approved. In addition, if the CPA:18 Stockholders do not vote or abstain, then the effect will be the same as voting against the approval of the Merger.
If your shares of CPA:18 Common Stock are held in accounts controlled by a broker or financial advisor, generally, your broker or financial advisor will not be able to cast a vote on the proposal to approve the Merger unless you provide instructions on how you would like your shares to be voted at the CPA:18 Special Meeting. Therefore, your failure to provide voting instructions to the broker or financial advisor will have the same effect as a vote against the Merger.
Q.    What constitutes a quorum for the CPA:18 Special Meeting?
A.    The outstanding shares of CPA:18 Common Stock entitled to cast at least 50% of all the votes entitled to be cast at the CPA:18 Special Meeting on any matter, being present in person or represented by proxy, constitutes a quorum for the CPA:18 Special Meeting.
Q.    What vote is required?
A.    The affirmative vote of the holders of outstanding shares of CPA:18 Common Stock on the CPA:18 Record Date entitled to cast a majority of all the votes entitled to be cast at the CPA:18 Special Meeting on any matter is required to approve the proposal relating to the Merger. Pursuant to CPA:18 – Global's organizational documents: (i) its directors, its advisor and any of their affiliates owning shares of CPA:18 Common Stock may not vote or consent on the Merger because the Merger is a transaction between CPA:18 – Global and affiliates of its advisor; and (ii) for the purpose of determining the requisite percentage in interest of shares of CPA:18 Common Stock necessary to approve the Merger, any such shares owned by CPA:18 – Global's directors, its advisor or any of their affiliates will be deemed not entitled to cast votes on the Merger and will not be included in making such determination. Accordingly, shares of CPA:18 Common Stock owned by any CPA:18 – Global director, W. P. Carey and any of their affiliates will not be taken into account in determining whether the proposal relating to the Merger receives the requisite approval.

Abstentions and "broker non-votes" by CPA:18 Stockholders will have the same effect as votes against the approval of the Merger, since the proposal requires the affirmative vote of the holders of outstanding shares of CPA:18 Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter.
Except as described above, each outstanding share of CPA:18 Common Stock entitles its holder to one vote per share on each proposal submitted to the CPA:18 Stockholders for consideration and to which such holder is entitled to vote. As of the close of business on the CPA:18 Record Date, there were 149,688,862 shares of CPA:18 Common Stock outstanding, 8,632,956 of which were beneficially owned by CPA:18 – Global's directors, W. P. Carey and any of their affiliates. With respect to the proposal relating to the Merger, given that the shares of CPA:18 Common Stock beneficially owned by any of CPA:18 – Global's directors, W. P. Carey and any of their affiliates will not be taken into account for the purpose of determining whether the requisite stockholder approval for the Merger has been obtained, the affirmative vote of a majority of the remaining 141,055,906 shares of CPA:18 Common Stock is required to approve the Merger.
Q.    How does the board of directors recommend that I vote on the proposals?
A.    The board of directors of CPA:18 – Global believes that the Merger is advisable and in the best interests of CPA:18 – Global and the CPA:18 Stockholders, and that the Merger is fair and reasonable to CPA:18 – Global and on terms and conditions at least as favorable as those available from unaffiliated third parties. The CPA:18 – Global board of directors (with the unanimous vote of the independent directors) recommends that you vote "FOR" the approval of the Merger.
Q.    When is the Merger expected to be completed?
A.    CPA:18 – Global currently expects to complete the Merger in the third quarter of 2022, or as soon as possible thereafter; however, there can be no assurance as to when, or if, the Merger will be completed. W. P. Carey has the right under the Merger Agreement to defer the closing date in order to complete the sale of CPA:18 – Global's portfolio of Iberian student housing projects. The third-party lessee of the portfolio has a right to purchase the portfolio at pre-determined prices if CPA:18 – Global engages in certain transactions, including the Merger. The third-party lessee has exercised its option to purchase the Iberian student housing portfolio.
CPA:18 – Global reserves the right to abandon the Merger even if the CPA:18 Stockholders vote to approve the Merger and all other conditions to the completion of the Merger are satisfied or waived, if the board of directors determines that the Merger is no longer in the best interests of the CPA:18 Stockholders.
Q.    Are there risks associated with the Merger that I should consider in deciding how to vote?
A.    Yes. There are a number of risks related to the Merger that are discussed in this proxy statement/prospectus. In evaluating the Merger, you should read carefully the detailed description of the risks associated with the Merger described in the section entitled "Risk Factors" and other information either included or incorporated by reference in this proxy statement/prospectus.
Q.    Will holders of CPA:18 Common Stock have to pay federal income taxes as a result of the Merger?
A.    CPA:18 Stockholders should not recognize gain or loss for federal income tax purposes as a result of the exchange of W. P. Carey Common Stock for shares of CPA:18 Common Stock in the Merger, except to the extent of any cash received as consideration in the exchange, as discussed herein.
Q.    Am I entitled to dissenting stockholders' rights of appraisal in connection with the Merger?
A.    CPA:18 Stockholders are not entitled to dissenting stockholders' appraisal rights, rights of objecting stockholders or other similar rights in connection with the Merger under the CPA:18 Charter and the MGCL.

Q.    How do I vote without attending the special meeting?
A.    If you are a holder of shares of CPA:18 Common Stock on the CPA:18 Record Date you may authorize a proxy to vote your shares by completing, signing and promptly returning the proxy card in the self-addressed stamped envelope provided. You may also authorize a proxy to vote your shares by telephone or over the Internet as described in your proxy card or voting instruction form. Authorizing a proxy by telephone or over the Internet or by mailing a proxy card will not limit your right to attend the special meeting virtually and vote via the special meeting website. Those stockholders and stockholders of record who choose to authorize a proxy by telephone or over the Internet must do so no later than 11:59 p.m., Eastern Time, on July 25, 2022.
Q.    Can I attend the special meeting and vote my shares in person?
A.    For the health and well-being of our stockholders, employees and directors, we have determined that the CPA:18 Special Meeting will be held in a virtual meeting format only, with no physical in-person meeting. Stockholders of record at the close of business on the record date are invited to attend the special meeting virtually and vote at the special meeting via the special meeting website.
If your shares of CPA:18 Common Stock are held by a broker, bank or other nominee, then you are not the stockholder of record. Therefore, to vote at the CPA:18 Special Meeting, you must follow the instructions provided by your broker, bank or other nominee.
Q.    If my shares of CPA:18 Common Stock are held in accounts controlled by a broker or financial advisor, will my broker or financial advisor vote my shares of CPA:18 Common Stock for me?
A.    If your shares of CPA:18 Common Stock are held in accounts controlled by a broker or financial advisor, you should follow the directions provided by your broker or financial advisor. It is important to note that your broker or financial advisor may not vote your shares of CPA:18 Common Stock if you do not provide instructions on how you would like your shares to be voted at the CPA:18 Special Meeting. Therefore, your failure to provide voting instructions to the broker or financial advisor may have the same effect as a vote against the Merger.
Q.    Once the Merger has been completed, do CPA:18 Stockholders have to do anything to receive their Per Share Merger Consideration?
A.    No. Following the Effective Time of the Merger, W. P. Carey will cause a third-party transfer agent to record the issuance of the shares of W. P. Carey Common Stock to the holders of CPA:18 Common Stock on the stock records of W. P. Carey. W. P. Carey will issue shares of W. P. Carey Common Stock to holders of CPA:18 Common Stock in uncertificated book-entry form. No physical stock certificates representing the shares of W. P. Carey Common Stock will be delivered. The cash component of the Per Share Merger consideration will be sent in the form of a check to the investor’s address of record or alternate payment instructions established by the investor on their account for non-custodial accounts. If shares are held in a custodial or broker-controlled account, payment will be made to the custodian or broker/dealer, as applicable.
Q.    What do I need to do now?
A.    You should carefully read and consider the information contained in this proxy statement/prospectus, including its annexes and the information incorporated by reference into this document. It contains important information about the factors that the CPA:18 – Global considered in evaluating whether to vote to approve the Merger. You should then complete and sign your proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting, or authorize your proxy by telephone or over the Internet in accordance with the instructions on your proxy card. If your shares of CPA:18 Common Stock are held in accounts controlled by a broker or financial advisor, you should receive a separate voting instruction form with this proxy statement/prospectus.

Q.    Can I change my vote after I have mailed my signed proxy card?
A.    Yes. You can change your vote at any time before your shares are voted at your special meeting. To revoke your proxy, you must either (i) notify the Corporate Secretary of CPA:18 – Global in writing, (ii) mail a new, properly executed proxy card dated after the date of the proxy you wish to revoke, (iii) submit a later dated proxy by telephone or over the Internet by following the instructions on your proxy card or (iv) attend the special meeting virtually and vote via the special meeting website. Merely attending the special meeting will not constitute revocation of your proxy. If your shares of CPA:18 Common Stock are held through a broker, bank, or other nominee, you should contact your broker, bank or other nominee to change your vote.
Q.    Will a proxy solicitor be used?
A.    Yes. CPA:18 – Global expects to utilize some of the officers and employees of W. P. Carey's wholly-owned subsidiary, CAM, and certain of W. P. Carey’s consultants (who, in each case, will receive no compensation in addition to their regular salaries or hourly compensation, as applicable, for these services) to solicit proxies personally and by telephone. In addition, CPA:18 – Global has engaged Broadridge Investor Communication Solutions, Inc. ("Broadridge") to assist in the solicitation of proxies for the meeting. CPA:18 – Global estimates that the fees payable to Broadridge will be approximately $200,000. CPA:18 – Global has agreed to reimburse Broadridge for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Broadridge against certain losses, costs and expenses. No portion of the amount that CPA:18 – Global is required to pay Broadridge is contingent upon the closing of the Merger.
Q.    Who can help answer my questions?
A.    If you have more questions about the Merger or any of the matters discussed herein, including any of the other transactions contemplated by the Merger Agreement, or would like additional copies of this proxy statement/prospectus, please contact:
CORPORATE PROPERTY ASSOCIATES 18 – GLOBAL INCORPORATED
Investor Relations Department
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
Telephone: (212) 492-8920
Email: IR@wpcarey.com
or
Broadridge Investor Communications Solutions, Inc.
Telephone: 1-877-777-5613

SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers to fully understand the Merger. In particular, you should read the annexes attached to this proxy statement/prospectus, including the Merger Agreement, which is attached as Annex A, as it is the legal document that governs the Merger. W. P. Carey encourages you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about W. P. Carey that has been filed with the SEC. See the section entitled "Where You Can Find More Information." For a discussion of the risk factors that you should carefully consider, see the section entitled "Risk Factors" beginning on page 25.

The Parties to the Merger

W. P. Carey Inc.
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100
W. P. Carey Inc. (“W. P. Carey”), together with its consolidated subsidiaries and predecessors, is an internally-managed diversified real estate investment trust ("REIT") and a leading owner of commercial real estate, net-leased to companies located primarily in the United States and Northern and Western Europe on a long-term basis. The vast majority of W. P. Carey's revenues originate from lease revenue provided by its real estate portfolio, which is comprised primarily of single-tenant industrial, warehouse, office, retail, and self-storage facilities that are critical to its tenants’ operations. W. P. Carey's portfolio is comprised of 1,304 properties, net-leased to 352 tenants in 24 countries. As of December 31, 2021, approximately 63% of our contractual minimum annualized base rent (“ABR”) was generated by properties located in the United States and approximately 35% was generated by properties located in Europe. As of that same date, W. P. Carey's portfolio included 20 operating properties, comprised of 19 self-storage properties and one hotel.
W. P. Carey also earns fees and other income by managing the portfolios of two remaining non-traded investment programs (including CPA:18 – Global) through its investment management business. W. P. Carey no longer sponsors new investment programs, and, following the consummation of the Merger, will no longer be an advisor to CPA:18 – Global.
Founded in 1973, W. P. Carey became a publicly traded company listed on the New York Stock Exchange (“NYSE”) in 1998 and reorganized as a REIT in 2012. Shares of W. P. Carey common stock, par value $0.001 per share, are listed on the NYSE under the ticker symbol “WPC.” Headquartered in New York City, W. P. Carey also has offices in Dallas, London, and Amsterdam.
Investors can find press releases, financial filings and other information about W. P. Carey on its website at www.wpcarey.com. The SEC website, www.sec.gov, also offers access to reports and documents that W. P. Carey has electronically filed with or furnished to the SEC. These website addresses are not intended to function as hyperlinks, and the information contained on W. P. Carey's website and on the SEC's website is not intended to be a part of this proxy statement/prospectus, except as indicted under the section "Where You Can Find More Information."

Corporate Property Associates 18 – Global Incorporated
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100
Corporate Property Associates 18 – Global Incorporated (“CPA:18 – Global”), together with its consolidated subsidiaries, is a publicly owned, non-traded REIT that invests in a diversified portfolio of income-producing commercial properties net-leased to companies, both domestically and outside the United States. In addition, CPA:18 – Global's portfolio includes operating self-storage and student housing investments. As a REIT, CPA:18 – Global is not subject to U.S. federal income taxation with respect to the portion of its income distributed annually to its stockholders as long as CPA:18 – Global satisfies certain requirements, principally relating to the nature of its income and the level of its distributions, among other factors. CPA:18 – Global conducts substantially all of its investment activities and own all of its assets through CPA:18 Limited Partnership, a Delaware limited partnership, which is CPA:18 – Global's operating partnership. In addition to being a general partner and a limited partner of the operating partnership, CPA:18 – Global also owns a 99.97% capital interest in the operating partnership. WPC–CPA:18 Holdings, LLC (“CPA:18 Holdings” or the “Special General Partner”), a subsidiary of CPA:18 – Global's sponsor, W. P. Carey, holds the remaining 0.03% special general partner interest in the operating partnership.
Investors can find press releases, financial filings and other information about CPA:18 – Global on its website at www.cpa18global.com. The SEC website, www.sec.gov, also offers access to reports and documents that CPA:18 – Global has electronically filed with or furnished to the SEC. These website addresses are not intended to function as hyperlinks, and the information contained on CPA:18 – Global's website and on the SEC's website is not intended to be a part of this proxy statement/prospectus.

CPA18 Merger Sub LLC
c/o W. P. Carey Inc.
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100
CPA18 Merger Sub LLC, a Maryland limited liability company and an indirect, wholly-owned subsidiary of W. P. Carey ("Merger Sub"), was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement. By operation of the merger, CPA:18 – Global will be merged with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of W. P. Carey.
Reasons for the Merger
The board of directors of W. P. Carey has determined that the Merger satisfies many objectives of W. P. Carey for its growth and future return to its stockholders. Some of the material factors considered by W. P. Carey's board of directors include:
Strategic Benefits
•the Merger is expected to be immediately accretive to the real estate segment of the combined company's Adjusted Funds From Operations ("AFFO") per share;
•the Merger improves W. P. Carey's earnings quality by replacing investment management fee streams with stable, higher-value real estate rental income and increases the percentage of W. P. Carey’s dividend covered by real estate rental income;

•the consummation of the Merger will substantially complete W. P. Carey's long-term strategy to exit the investment management business, simplifying operations and future reporting disclosures;
•given that W. P. Carey and its affiliates act as CPA:18 – Global's advisor and manage the day-to-day activities of CPA:18 – Global, the Merger would not require real estate due diligence that would otherwise occur with an unrelated third party and significantly reduces integration risks;
•the high likelihood that the Merger will be completed in a timely manner given the commitment of both parties to complete the Merger pursuant to their respective obligations under the Merger Agreement, the absence of any significant closing conditions under the Merger Agreement, other than the CPA:18 Stockholder Approval and third-party consents, and the fact that W. P. Carey's obligation to consummate the Merger is not subject to any financing contingency;
•the expectation that, upon completion of the Merger, existing W. P. Carey Stockholders will own approximately 93% of the combined company;
•provisions in the Merger Agreement including the requirement of CPA:18 – Global to pay W. P. Carey a termination fee if the Merger Agreement is terminated under certain circumstances;
Portfolio Benefits
•CPA:18 – Global owns a high-quality real estate portfolio that is aligned with W. P. Carey's existing portfolio based on asset type, tenant industry and geographic locations;
•the Merger will further increase W. P. Carey’s portfolio diversification and improve certain metrics including decreasing its top ten tenant concentration;
•W. P. Carey will acquire a portfolio of operating self-storage assets that provide compelling opportunities for potential upside;
•as a result of the Merger, the remaining joint ventures between W. P. Carey and CPA:18 – Global on seven properties will be collapsed;
Size and Scale Benefits
•the Merger increases W. P. Carey's size and scale resulting in a combined company equity market capitalization of approximately $15.8 billion and a combined company total enterprise value of approximately $23.4 billion;
•the Merger will further solidify W. P. Carey as one of the largest REITs in the U.S. REIT Index (RMZ);
•the Merger will improve operational efficiency by spreading W. P. Carey's general and administrative expenses over a larger owned real estate asset base;
Balance Sheet Benefits
•the combined company is expected to maintain W. P. Carey's strong and flexible investment-grade balance sheet;
•the Merger is not expected to meaningfully alter balance sheet metrics of W. P. Carey, due to the relative size of CPA:18 – Global and its leverage profile;
•the Merger presents the opportunity for potential interest-cost savings and additional accretion from refinancing opportunities; and
•the Merger is expected to improve W. P. Carey's overall cost of capital and incrementally increase stock liquidity.

The board of directors of W. P. Carey also considered a number of potentially negative factors about pursuing the Merger, including:
•the Merger is expected to lower overall AFFO per share due to the reduction in asset management fees and reimbursements paid by CPA:18 – Global;
•the temporary increase in the ratio of secured debt to gross assets and certain leverage metrics as a result of the Merger;
•the possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of W. P. Carey or CPA:18 – Global;
•the risk that failure to complete the Merger could negatively affect the financial results of W. P. Carey and the price of its common stock;
•the possibility that the value per share for W. P. Carey Stockholders could be reduced immediately following the Merger;
•the substantial costs expected to be incurred in connection with the Merger;
•certain CPA:18 – Global assets have higher risk profiles or may not be aligned with W. P. Carey's long-term investment strategy;
•the obligation of W. P. Carey to pay certain expenses if the Merger is terminated under certain conditions;
•the risk that the efforts necessary to complete the Merger could result in a disruption in the operations of W. P. Carey by, among other things, diverting management focus and other resources of W. P. Carey from operational matters, strategic opportunities and its day-to-day business;
•the risk that certain anticipated benefits of the transaction might not be realized on the expected timeframe or at all; and
•the other relevant factors to W. P. Carey described under the section titled "Risk Factors."
At a meeting on February 27, 2022, the CPA:18 – Global board of directors (with the unanimous vote of the independent directors) and the CPA:18 Special Committee adopted resolutions declaring that the Merger is (A) advisable and in the best interests of CPA:18 – Global and the stockholders of CPA:18 – Global, (B) fair and reasonable to CPA:18 – Global and (C) on terms and conditions at least as favorable as those available from unaffiliated third parties, and directing that the Merger be submitted for consideration at a special meeting of the CPA:18 Stockholders. Jason E. Fox, a director of each of CPA:18 – Global and W. P. Carey, abstained from voting on the matters. In making their determination, the CPA:18 – Global board of directors and the CPA:18 Special Committee considered a variety of factors, as described under "The Merger – CPA:18 – Global's Reasons for the Merger" beginning on page 43. Some of those factors are:
•the expectation that the proposed transaction with W. P. Carey will provide liquidity to CPA:18 – Global's stockholders by delivering to them cash and shares in a publicly traded company with a broad stockholder base, and with no lock-ups or other restrictions on transfer on the shares;
•the Per Share Merger Consideration implies a premium of 17% and 15% to CPA:18 – Global's most recently published net asset value ("NAV") per share of $9.07 at September 30, 2021, based on the closing price of W. P. Carey Common Stock of $77.66 on February 25, 2022 (the last trading day prior to the announcement of the Merger) and the 3-day volume weighted-average price of $76.17 for the three days ending on and including February 25, 2022, respectively;
•the dividend that the CPA:18 Stockholders will receive on the stock consideration, based on W. P. Carey's existing dividend rate will be slightly increased;

•the expectation that the combined company will be among the largest publicly traded REITs with an expected enterprise value of approximately $23.4 billion and total market capitalization of approximately $15.8 billion, and a more diversified portfolio of approximately 1,338 properties with 164 million square feet of corporate real estate leased to approximately 380 companies around the world;
•as a result of its larger size and enhanced balance sheet, the combined company is expected to have greater operating and financial flexibility and better access to capital markets with a lower cost of capital than CPA:18 – Global on a standalone basis;
•subject to the discussion below regarding the receipt of cash consideration, the receipt of shares of W. P. Carey Common Stock in the Merger will be tax-deferred to CPA:18 Stockholders, until such time as the shares of W. P. Carey received in the Merger are sold;
•the CPA:18 – Global board of directors and the CPA:18 Special Committee each concluded, after consideration and review with its legal and financial advisors, that the transaction with W. P. Carey was superior to other possible liquidity alternatives for a number of reasons, as described under "The Merger – CPA:18 – Global's Reasons for the Merger" beginning on page 43;
•the Per Share Merger Consideration and the other terms of the Merger Agreement resulted from arm's length negotiations between the CPA:18 Special Committee and W. P. Carey, with the assistance of their respective advisors;
•the ability of CPA:18 – Global under the Merger Agreement, during the "go-shop" period, to seek acquisition proposals from third parties; and
•the oral opinion rendered to the CPA:18 Special Committee by Morgan Stanley & Co. LLC ("Morgan Stanley"), which was subsequently confirmed in writing by delivery of a written opinion to the CPA:18 Special Committee that, as of February 27, 2022, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley's opinion, the Per Share Merger Consideration to be received by the holders of shares of CPA:18 Common Stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of CPA:18 Common Stock (other than W. P. Carey and the holders of the Excluded Shares).
The CPA:18 – Global board of directors and the CPA:18 Special Committee also considered a number of potentially negative factors about the Merger, including:
•the possibility that the transaction with W. P. Carey would not be completed or may be delayed, and the possible adverse effects on the future liquidity options for CPA:18 – Global that might result if the proposed transaction with W. P. Carey were announced and not completed;
•the risk that a different liquidity alternative or a decision not to enter into a current liquidity transaction could ultimately have been more beneficial to CPA:18 Stockholders than the proposed transaction with W. P. Carey;
•the restrictions in the Merger Agreement on the solicitation of a competing transaction after the go-shop period and the requirement under the Merger Agreement that CPA:18 – Global pay W. P. Carey a termination fee of either $15.7 million (1.0% of the equity value of the Merger) or $47.0 million (3.0% of the equity value of the Merger) depending on the circumstances (which, in each case, would be credited against the Advisor Closing Amounts (as defined in the Merger Agreement)), which may deter third parties from making a competing offer for CPA:18 – Global prior to completion of the Merger;
•the fact that the Exchange Ratio is fixed and the total consideration received by CPA:18 – Global could be reduced if W. P. Carey's stock price declines below the 3-day volume weighted-average price for the three days ended on and including February 25, 2022 before the closing of the Merger;
•the risk that the anticipated strategic and financial benefits of the Merger may not be fully realized;

•the other relevant factors to CPA:18 – Global described under the section titled "Risk Factors."
For a discussion of the material factors considered by the CPA:18 – Global board of directors and the CPA:18 Special Committee in reaching their conclusion and the reasons why the CPA:18 – Global board of directors and the CPA:18 Special Committee determined that the Merger is advisable and in the best interests of CPA:18 – Global and the CPA:18 Stockholders, please see "The Merger – CPA:18 – Global's Reasons for the Merger" beginning on page 43.
The Merger Agreement
As of the Effective Time of the Merger, each share of CPA:18 Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange for cancellation of such share, the rights attaching to such share will be converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, merger consideration consisting of (i) 0.0978 (the "Exchange Ratio") of a validly issued, fully paid and non-assessable share (the "stock consideration") of W. P. Carey common stock, $0.001 par value per share ("W. P. Carey Common Stock"), and (ii) $3.00 in cash, which will be reduced by the amount (if any) of dividends paid by CPA:18 – Global in excess of its regular quarterly dividends and may be increased if W. P. Carey exercises its right under the Merger Agreement to defer the closing of the Merger in order to complete the sale of CPA:18 – Global's portfolio of Iberian student housing projects, pursuant to the exercise by the third-party lessee of the portfolio of its option to purchase the properties, by the amount (if any) by which the Total Accrued Daily Amount exceeds the Dividend Adjustment Amount (as each term is defined in the Merger Agreement), in each case, without interest (including the cash, if any, paid in respect of fractional shares (as more thoroughly described herein), the "cash component," and together with the stock consideration, the “Per Share Merger Consideration”).
Each share of CPA:18 Common Stock that is owned by W. P. Carey or any W. P. Carey subsidiary immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist. In addition, neither W. P. Carey nor any W. P. Carey subsidiary will receive any Per Share Merger Consideration for any share of CPA:18 Common Stock owned by it. No fractional shares of W. P. Carey Common Stock will be issued under the Merger Agreement. To the extent that a holder of CPA:18 Common Stock would otherwise be entitled to receive a fraction of a share of W. P. Carey Common Stock, computed on the basis of the aggregate number of shares of CPA:18 Common Stock held by such holder, such holder will instead receive a cash payment in lieu of such fractional share in an amount equal to such fraction multiplied by $10.45. CPA:18 Stockholders are not entitled to dissenting stockholders' appraisal rights, rights of objecting stockholders or other similar rights in connection with the Merger or the Merger Agreement and the transactions contemplated thereby.
The respective obligations of the parties to the Merger Agreement to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents (as defined in the Merger Agreement) on the Closing Date are subject to the satisfaction or waiver of several conditions on or prior to the Closing Date, including:
•the CPA:18 Stockholder Approval (for the Merger) will have been obtained;
•the registration statement, of which this proxy statement/prospectus forms a part, will have become effective in accordance with the Securities Act; no stop order will have been issued by the SEC and remain in effect, and no proceeding will have been commenced or threatened, suspending the effectiveness of the registration statement; and all necessary state securities or blue sky authorizations will have been received;
•no temporary restraining order, injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition, preventing the consummation of the Merger, will be in effect; and
•all consents, approvals, permits and authorizations required by the Merger Agreement to be obtained from any governmental entity will have been made or obtained.

The obligations of W. P. Carey and Merger Sub to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the satisfaction or waiver on the Closing Date of several conditions, including:
•the representations and warranties of CPA:18 – Global set forth in the Merger Agreement will be true and correct on the Closing Date as though made on and as of the Closing Date (subject to certain limited exceptions), except as would not reasonably be likely to have, in the aggregate, a CPA:18 Material Adverse Effect;
•CPA:18 – Global will have performed in all material respects all covenants and obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time;
•since the date of the Merger Agreement, there will have occurred no changes, events or circumstances which, individually or in the aggregate, constitute a CPA:18 Material Adverse Effect;
•W. P. Carey and Merger Sub will have received an opinion, dated as of the Closing Date, of Clifford Chance US LLP as to CPA:18 – Global's qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Code");
•all necessary consents and waivers required by the Merger Agreement to be obtained from third parties will have been obtained, except as would not reasonably be expected to have, individually or in the aggregate, a CPA:18 Material Adverse Effect;
•W. P. Carey will have received a certificate, duly completed and executed by CPA:18 – Global, pursuant to Section 1.1445-2(b)(2) of the U.S. Department of Treasury Regulations, certifying that CPA:18 – Global is not a "foreign person" within the meaning of Section 1445 of the Code; and
•W. P. Carey and Merger Sub will have received an opinion, dated as of the Closing Date, of DLA Piper LLP (US) to the effect that for federal income tax purposes the Merger will qualify as a reorganization under Section 368(a)(1) the Code.
The obligations of CPA:18 – Global to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the satisfaction or waiver on the Closing Date of several conditions, including:
•the representations and warranties of W. P. Carey and Merger Sub set forth in the Merger Agreement will be true and correct on the Closing Date as though made on and as of the Closing Date (subject to certain limited exceptions), except as would not reasonably be likely to have, in the aggregate, a W. P. Carey Material Adverse Effect;
•W. P. Carey will have performed in all material respects all covenants and obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time;
•the W. P. Carey Common Stock to be issued in the Merger will have been approved for listing on the NYSE, subject to official notice of issuance;
•since the date of the Merger Agreement, there will have occurred no changes, events or circumstances which, individually or in the aggregate, constitute a W. P. Carey Material Adverse Effect;
•CPA:18 – Global will have received an opinion, dated as of the Closing Date, of DLA Piper LLP (US) as to W. P. Carey's qualification and taxation as a REIT under the Code and its method of operation as described in the registration statement and in this proxy statement/prospectus that will enable it to continue to meet the requirements for qualification and taxation as a REIT;
•all necessary consents and waivers required by the Merger Agreement to be obtained from third parties will have been obtained, except as would not reasonably be expected to have, individually or in the aggregate, a W. P. Carey Material Adverse Effect; and

•CPA:18 – Global will have received an opinion, dated as of the Closing Date, of Clifford Chance US LLP to the effect that for federal income tax purposes the Merger will qualify as a reorganization under Section 368(a)(1) of the Code.
The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the CPA:18 Stockholder Approval is obtained:
•by mutual written consent duly authorized by the boards of directors of each of W. P. Carey and CPA:18 – Global;
•by either party, if the other party has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty by the other party has become untrue, in either case such that the other party would be incapable of satisfying its related closing condition by August 31, 2022 (the "Termination Date"), provided that CPA:18 – Global will not be deemed to have breached a representation, warranty, covenant or agreement set forth in the Merger Agreement to the extent the actions or inactions of W. P. Carey or any W. P. Carey subsidiary in its capacity as advisor to CPA:18 – Global resulted in such breach;
•by either party, if any judgment, injunction, order, decree or action by any governmental entity of competent authority preventing the consummation of the Merger has become final and nonappealable after the parties have used reasonable best efforts to remove, repeal or overturn it;
•by either party, if the Merger has not been consummated before the Termination Date (subject to certain limited exceptions); provided, however, that the Termination Date will be automatically extended until September 30, 2022 (the "Extended Termination Date"), if all consents, approvals, permits and authorizations required by the Merger Agreement to be obtained from a governmental entity have not been made or obtained by August 31, 2022 but are reasonably likely to be made or obtained by the Extended Termination Date;
•by either party, if upon a vote at a duly held CPA:18 Special Meeting or any adjournment or postponement thereof, the CPA:18 Stockholder Approval has not been obtained;
•by CPA:18 – Global, if the CPA:18 Special Committee has withdrawn its recommendation of the Merger or the Merger Agreement, or approved or recommended a CPA:18 Superior Competing Transaction, in each instance in accordance with Section 4.5 of the Merger Agreement and CPA:18 – Global has paid the CPA:18 Termination Fee; or
•by W. P. Carey, if (i) prior to the CPA:18 Special Meeting, the CPA:18 – Global board of directors or any committee thereof has withdrawn or modified in any manner adverse to W. P. Carey its approval or recommendation of the Merger or the Merger Agreement in connection with, or approved or recommended, any CPA:18 Superior Competing Transaction or (ii) CPA:18 – Global has entered into any agreement with respect to any CPA:18 Superior Competing Transaction.
If either party terminates the Merger Agreement in a manner described above, all obligations of W. P. Carey and CPA:18 – Global under the Merger Agreement will terminate without any liability or obligation of W. P. Carey, Merger Sub or CPA:18, except for any liability of a party for a willful breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or a failure or refusal by a party to consummate the transactions contemplated by the Merger Agreement when such party was obligated to do so, and for certain expenses and other obligations as provided in the Merger Agreement.
CPA:18 – Global has agreed to pay W. P. Carey's reasonable and documented out-of-pocket expenses incurred in connection with the Merger Agreement and the other transactions contemplated thereby (including, without limitation, all outside attorneys', accountants' and investment bankers' fees and expenses), if the Merger Agreement is terminated by W. P. Carey due to a breach of any representation, warranty, covenant or agreement on the part of CPA:18 – Global set forth in the Merger Agreement, or if any representation or warranty of CPA:18 Global has become untrue, in either case such that the related closing condition is incapable of being satisfied by August 31, 2022.
W. P. Carey has agreed to pay CPA:18 – Global's out-of-pocket expenses incurred in connection with the Merger Agreement and the other transactions contemplated thereby (including, without limitation, all outside attorneys', accountants', investment bankers' and the CPA:18 Special Committee's fees and expenses), if the Merger Agreement is terminated by CPA:18 – Global due to a breach of any representation, warranty, covenant or agreement on the part of W. P. Carey or Merger Sub set forth in the Merger Agreement, or if any representation or warranty of W. P. Carey or Merger Sub has become untrue, in either case such that the related closing condition is incapable of being satisfied by August 31, 2022.
In addition, if the Merger Agreement is terminated either (i) by CPA:18 – Global because the CPA:18 Special Committee withdrew its recommendation of the Merger or the Merger Agreement, or approved or recommended a CPA18 Superior Competing Transaction, or (ii) by W. P. Carey because (A) prior to the CPA:18 Special Meeting, the CPA:18 – Global board of directors or any committee thereof withdrew or modified in any manner adverse to W. P. Carey its approval or recommendation of the Merger or the Merger Agreement in connection with, or approved or recommended, any CPA:18 Superior Competing Transaction or (B) CPA:18 – Global entered into any agreement with respect to any CPA:18 Superior Competing Transaction (each of the events summarized in clauses (i) and (ii), as more fully described in the Merger Agreement, an "Applicable Termination Provision"), then in each instance, CPA:18 – Global has agreed to pay to W. P. Carey a termination fee equal to $47.0 million, provided that if CPA:18 – Global enters into an Alternative Acquisition Agreement with an Exempted Person with respect to a CPA:18 Superior Competing Transaction, the termination fee will be $15.7 million (the "CPA:18 Termination Fee").
In the event that the Merger Agreement is terminated pursuant to an Applicable Termination Provision, the CPA:18 Termination Fee is actually paid, and the Advisor Closing Amounts become payable as a result thereof, then (I) an amount, equal to the lesser of the CPA:18 Termination Fee actually paid and the Special GP Amount, will be credited against the Advisor Closing Amounts payable to W. P. Carey and its affiliates and (II) no Disposition Fees will be payable to W. P. Carey and its affiliates in respect of the consummation of any CPA:18 Competing Transaction that would otherwise result in the payment of any Disposition Fees.
Additionally, in the event that the Merger Agreement is terminated pursuant to an Applicable Termination Provision and a CPA:18 Competing Transaction is consummated, then the Call Right (as defined in the CPA:18 LP Agreement) will be deemed exercised by the CPA:18 LP and the payment of the Special GP Amount (after giving effect to the CPA:18 Termination Fee Credit) will be deemed to satisfy in full all amounts owed and payable to W. P. Carey and its Affiliates at the closing of the CPA:18 Competing Transaction pursuant to Section 11.7 of the CPA:18 LP Agreement.
Except as set forth above, W. P. Carey and CPA:18 – Global will each pay its respective out-of-pocket costs and expenses incurred in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. W. P. Carey and CPA:18 – Global will each bear one-half of the costs of filing, printing and mailing the registration statement and this proxy statement/prospectus.
The Merger Agreement contains a go-shop provision that allowed CPA:18 – Global to initiate, solicit, discuss and negotiate alternative acquisition proposals for 30 days following the execution of the Merger Agreement, which period expired on March 30, 2022 with no proposals or offers for a CPA:18 Competing Transaction having been received. The Merger Agreement contains "no-shop" provisions that, subject to customary exceptions and the go-shop period, restrict CPA:18 – Global's ability after the go-shop period to initiate, solicit, discuss, negotiate or approve proposals or offers for a CPA:18 Competing Transaction to acquire all or a significant part of CPA:18 – Global. Further, there are a limited number of exceptions that would allow the CPA:18 Special Committee to withdraw or change its recommendation for the approval of the Merger. Although the CPA:18 Special Committee is permitted to take these actions if it determines in good faith that a failure to take such actions would be inconsistent with the duties of the CPA:18 Special Committee members under applicable law, doing so in specified situations could entitle W. P. Carey to terminate the Merger Agreement and to be paid the CPA:18 Termination Fee.

See "The Merger Agreement" beginning on page 97.
Recommendation of the Board of Directors of CPA:18 – Global
AT A MEETING ON FEBRUARY 27, 2022, THE CPA:18 – GLOBAL BOARD OF DIRECTORS (WITH THE UNANIMOUS VOTE OF THE INDEPENDENT DIRECTORS), AFTER CAREFUL CONSIDERATION AND BASED ON THE RECOMMENDATION OF THE CPA:18 SPECIAL COMMITTEE, ADOPTED RESOLUTIONS DECLARING THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF CPA:18 – GLOBAL AND THE CPA:18 STOCKHOLDERS, AND THAT THE MERGER IS FAIR AND REASONABLE TO CPA:18 – GLOBAL AND ON TERMS AND CONDITIONS AT LEAST AS FAVORABLE AS THOSE AVAILABLE FROM UNAFFILIATED THIRD PARTIES, AND DIRECTING THAT THE MERGER BE SUBMITTED FOR CONSIDERATION AT THE CPA:18 SPECIAL MEETING. THE CPA:18 – GLOBAL BOARD OF DIRECTORS RECOMMENDS THAT THE CPA:18 STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER. JASON E. FOX, A DIRECTOR OF EACH OF CPA:18 – GLOBAL AND W. P. CAREY, ABSTAINED FROM VOTING ON THE MATTERS.
Vote Required
The affirmative vote of the holders of outstanding shares of CPA:18 Common Stock on the CPA:18 – Global Record Date entitled to cast a majority of all the votes entitled to be cast at the CPA:18 Special Meeting on any matter is required to approve the proposal relating to the Merger. Pursuant to CPA:18 – Global's organizational documents: (i) its directors, its advisor and any of their affiliates owning shares of CPA:18 Common Stock may not vote or consent on the Merger because the Merger is a transaction between CPA:18 – Global and affiliates of its advisor; and (ii) for the purpose of determining the requisite percentage in interest of shares of CPA:18 Common Stock necessary to approve the Merger, any such shares owned by CPA:18 – Global's directors, its advisor or any of their affiliates will be deemed not entitled to cast votes on the Merger and will not be included in making such determination. Accordingly, shares of CPA:18 Common Stock owned by any CPA:18 – Global director, W. P. Carey and any of their affiliates will not be taken into account in determining whether the proposal relating to the Merger receives the requisite approval.
Each outstanding share of CPA:18 Common Stock entitles its holder to one vote per share on each proposal submitted to the CPA:18 Stockholders for consideration and to which such holder is entitled to vote. As of the close of business on the CPA:18 Record Date, there were 149,688,862 shares of CPA:18 Common Stock outstanding, 8,632,956 of which were beneficially owned by CPA:18 – Global's directors and affiliates, including W. P. Carey. With respect to the proposal relating to the Merger, given that the shares of CPA:18 Common Stock beneficially owned by any of CPA:18 – Global's directors, W. P. Carey and any of their affiliates will not be taken into account for the purpose of determining whether the requisite stockholder approval for the Merger has been obtained, the affirmative vote of a majority of the remaining 141,055,906 shares of CPA:18 Common Stock is required to approve the Merger. Abstentions and "broker non-votes" will have the same effect as votes against approval of the Merger since such proposal requires the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast by CPA:18 Stockholders on the matter.
See "The CPA:18 – Special Meeting" beginning on page 92.
Date, Time, Place and Purpose of CPA:18 Special Meeting
The CPA:18 Special Meeting will be held in virtual format at www.virtualshareholdermeeting.com/CPA18merger on July 26, 2022, 5:00 p.m., Eastern Time. The purposes of the CPA:18 Special Meeting are (i) to consider and vote upon a proposal to approve the Merger (the "Merger proposal"); and (ii) to consider and vote upon any adjournments of the CPA:18 Special Meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the Merger proposal (the "Adjournment proposal").
See "The CPA:18 – Special Meeting" beginning on page 92.

CPA:18 Stockholders Entitled to Vote
CPA:18 – Global's board of directors has fixed the close of business on April 27, 2022 as the record date for the CPA:18 Special Meeting. Accordingly, only holders of record of shares of CPA:18 Common Stock on the CPA:18 Record Date are entitled to notice of, and to vote at, the CPA:18 Special Meeting. As of the CPA:18 Record Date, there were 149,688,862 outstanding shares of CPA:18 Common Stock held by approximately 26,930 holders of record. At the CPA:18 Special Meeting, each outstanding share of CPA:18 Common Stock entitles its holder to one vote per share on each proposal submitted to the CPA:18 Stockholders for consideration and to which such holder is entitled to vote (except that, as described below under "The CPA:18 Special Meeting – Vote Required," the CPA:18 – Global directors, W. P. Carey and their affiliates are not entitled to vote on the Merger).
See "The CPA:18 – Special Meeting" beginning on page 92.
Opinion of Financial Advisor to the Special Committee of CPA:18 – Global
The CPA:18 Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the Merger. The CPA:18 Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation, and its knowledge of the business and affairs of CPA:18 – Global. As part of this engagement, the CPA:18 Special Committee requested that Morgan Stanley evaluate the fairness from a financial point of view of the Per Share Merger Consideration pursuant to the Merger Agreement to the holders of shares of CPA:18 Common Stock, other than shares held by W. P. Carey or any W. P. Carey subsidiary (referred to as the "Excluded Shares"). On February 27, 2022, at a meeting of the CPA:18 Special Committee, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing by delivery of a written opinion to the CPA:18 Special Committee dated February 27, 2022, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Per Share Merger Consideration to be received by the holders of shares of CPA:18 Common Stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of CPA:18 Common Stock (other than W. P. Carey and the holders of the Excluded Shares).
The full text of the written opinion of Morgan Stanley dated February 27, 2022, is attached to this proxy statement/prospectus as Annex B, and is hereby incorporated by reference into this proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion.
See "Opinion of Financial Advisor to the Special Committee of CPA:18 – Global" beginning on page 47.
Board of Directors and Management of W. P. Carey
The directors and officers of W. P. Carey immediately prior to the effective time of the Merger will continue to be the directors and officers of W. P. Carey after the Merger. During the twelve months ended December 31, 2021, the directors of W. P. Carey as a group received cash and equity compensation of $2.5 million.
Regulatory Approvals
Neither W. P. Carey nor CPA:18 – Global is aware of any U.S. federal or state regulatory approvals that must be obtained in connection with the Merger, other than compliance with applicable federal and state securities laws, filing articles of merger as required under Maryland law, and obtaining various state governmental authorizations.
Comparison of Rights of CPA:18 Stockholders and W. P. Carey Stockholders
Both CPA:18 – Global and W. P. Carey are incorporated in Maryland. Upon the effective time of the Merger, CPA:18 Stockholders will become stockholders of W. P. Carey. The rights of CPA:18 Stockholders are governed currently by the MGCL, the CPA:18 Charter and the CPA:18 Bylaws. Once CPA:18 Stockholders become stockholders of W. P. Carey, their rights will continue to be governed by the MGCL but will be governed by the W. P. Carey Charter and the W. P. Carey Bylaws.

For the material differences between the rights of CPA:18 Stockholders and the rights of W. P. Carey Stockholders, see "Description of W. P. Carey Shares" and "Comparison of Rights of CPA:18 Stockholders and W. P. Carey Stockholders."
Material Federal Income Tax Consequences
As a condition to and prior to the consummation of the Merger, (i) CPA:18 – Global will have received an opinion of DLA Piper LLP (US) to the effect that, at all times since its taxable year ended December 31, 2018, W. P. Carey has been and will continue to be organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, (ii) CPA:18 – Global will have received an opinion from Clifford Chance US LLP to the effect that for federal income tax purposes the Merger will qualify as a reorganization under Section 368(a)(1) of the Code, (iii) W. P. Carey and Merger Sub will have received an opinion from DLA Piper LLP (US) to the effect that for federal income tax purposes the Merger will qualify as a reorganization under Section 368(a)(1) of the Code, and (iv) W. P. Carey and Merger Sub will have received an opinion of Clifford Chance US LLP to the effect that, at all times since its taxable year ended December 31, 2018, through the closing date of the Merger, CPA:18 – Global has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.
Clifford Chance US LLP, counsel to CPA:18 – Global, and DLA Piper LLP (US), counsel to W. P. Carey, are of the opinion that the Merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code. In accordance with this treatment, no gain or loss will be recognized by W. P. Carey, CPA:18 – Global or their stockholders as a result of the Merger except to the extent of cash received.
The federal income tax treatment of the Merger to holders of CPA:18 Common Stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of the Merger to any particular stockholder will depend on your particular tax circumstances. We urge you to consult your tax advisor, particularly if you are a non-U.S. holder, regarding the specific tax consequences, including the federal, state, local and foreign tax consequences, to you in light of your particular investment or tax circumstances of the Merger.
The opinions of CPA:18 – Global's tax counsel and W. P. Carey's tax counsel are based upon the law as it will exist as of the date of the opinion, but the law may change in the future, possibly with retroactive effect. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by DLA Piper LLP (US) or us that W. P. Carey will qualify as a REIT for any particular year. The opinions of Clifford Chance US LLP and DLA Piper LLP (US) will be expressed as of the date issued. Clifford Chance US LLP and DLA Piper LLP (US) will have no obligation to advise CPA:18 – Global, W. P. Carey or their stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Also, the opinions of tax counsel are not binding on either the Internal Revenue Service (the "IRS") or a court, and either could take a position different from that expressed by tax counsel.
See "Material Federal Income Tax Considerations" beginning on page 147.
Potential Conflicts of Interest
In considering the recommendation of the board of directors of CPA:18 – Global to approve the Merger, CPA:18 Stockholders should be aware that potential conflicts of interest exist because W. P. Carey and its affiliates serve as the advisor for CPA:18 – Global, the companies share common management, and the officers and directors of W. P. Carey and CPA:18 – Global may have certain interests in the proposed transactions that are different from or in addition to the interests of CPA:18 Stockholders generally. The board of directors of CPA:18 – Global (including the CPA:18 Special Committee) knew about and considered these potential conflicts and additional interests when they approved the Merger. Certain of these potential conflicts and interests are set forth below.
Conditioned upon the closing of the transactions contemplated by the Merger Agreement, W. P. Carey has waived all rights to receive any and all Advisor Closing Amounts. In addition, W. P. Carey will receive no disposition fees in respect of the consummation of the Merger.

W. P. Carey and its affiliates will continue to receive any and all fees and distributions accrued pursuant to the CPA:18 Advisory Agreements and the CPA:18 LP Agreement prior to the closing of the Merger. At December 31, 2021, W. P. Carey had accrued and unpaid fees of approximately $1.1 million pursuant to the CPA:18 Advisory Agreements. During the twelve months ended December 31, 2021, W. P. Carey earned approximately $12.5 million in asset management fees and $7.3 million in Special General Partner distributions from CPA:18 – Global.
If the Merger Agreement is terminated in connection with a CPA:18 Superior Competing Transaction, W. P. Carey may be entitled to receive a termination fee and the Advisor Closing Amounts, subject to a credit of the lesser of the termination fee paid and the Special GP Amount.
See "Potential Conflicts Of Interest" beginning on page 56, "Certain Relationships and Related Transactions" beginning on page 120 and the section titled "The Merger Agreement" beginning on page 97.
Shares Owned by Directors, the Advisor and Their Affiliates
As of the close of business on the CPA:18 Record Date, there were 149,688,862 shares of CPA:18 Common Stock outstanding, 8,632,956 of which were beneficially owned by CPA:18 – Global's directors and affiliates, including W. P. Carey. With respect to the proposal relating to the Merger, given that the shares of CPA:18 Common Stock beneficially owned by any of CPA:18 – Global's directors, W. P. Carey and any of their affiliates will not be taken into account for the purpose of determining whether the requisite stockholder approval for the Merger has been obtained, the affirmative vote of a majority of the remaining 141,055,906 shares of CPA:18 Common Stock is required to approve the Merger.
Dissenters' Appraisal Rights or Rights of Objecting Stockholders
Under the CPA:18 Charter and Subtitle 2 of Title 3 of the MGCL, CPA:18 Stockholders are not entitled to dissenting stockholders' appraisal rights, rights of objecting stockholders or other similar rights in connection with the Merger or the Merger Agreement and the transactions contemplated thereby.
See "The Merger Agreement – No Dissenters’ Appraisal Rights or Rights of Objecting Stockholders" beginning on page 110.

W. P. CAREY COMMON STOCK HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION
Shares of W. P. Carey Common Stock are listed on the NYSE under the ticker symbol "WPC." The following table sets forth, for the periods indicated, the high and low sale prices of the common stock on the NYSE and quarterly cash distributions declared. You should obtain a current stock price quotation for shares of W. P. Carey Common Stock.

	High	Low	Dividends Declared per Share
2020
First quarter	$88.99	$38.62	$1.0400
Second quarter	76.12	49.01	1.0420
Third quarter	74.18	62.25	1.0440
Fourth quarter	72.32	60.68	1.0460
2021
First quarter	$72.50	$65.75	$1.0480
Second quarter	78.51	70.15	1.0500
Third quarter	82.37	73.02	1.0520
Fourth quarter	83.19	73.16	1.0550
2022
First quarter	$83.60	$73.09	$1.0570
On April 21, 2022, the closing sale price of W. P. Carey Common Stock on the NYSE was $85.40 per share.
W. P. Carey's historical trading prices are not necessarily indicative of the future trading prices of W. P. Carey Common Stock because, among other things, the current stock price of W. P. Carey reflects the current market valuation of W. P. Carey's current business and assets and may not reflect the Merger. See the section entitled "Risk Factors" for additional details.
W. P. Carey expects to continue declaring regular quarterly distributions before and after the closing of the Merger. The actual timing and amount of the distributions will be as determined and authorized by the W. P. Carey board of directors and will depend on, among other factors, W. P. Carey's financial condition, earnings, debt covenants, applicable provisions under the MGCL and other possible uses of such funds.

CPA:18 – GLOBAL COMMON STOCK DISTRIBUTION INFORMATION
There is no established public trading market for shares of CPA:18 Common Stock. The following table sets forth, for the periods indicated, the special and quarterly cash distributions paid or payable on CPA:18 Common Stock.

	Class A			Class C
	Distributions Declared per Share	Annualized Rate (At $10.00 per share) (1)	Amount per $1,000 Invested	Distributions Declared per Share	Annualized Rate (At $9.35 per share) (1)	Amount per $1,000 Invested
2020
First quarter	$0.1563	6.25%	$15.63	$0.1382	5.91%	$14.78
Second quarter	0.0625	2.50%	6.25	0.0438	1.87%	4.68
Third quarter	0.0625	2.50%	6.25	0.0450	1.93%	4.81
Fourth quarter	0.0625	2.50%	6.25	0.0625	2.67%	6.68
2021
First quarter	0.0625	2.50%	6.25	0.0625	2.67%	6.68
Second quarter	0.0625	2.50%	6.25	0.0625	2.67%	6.68
Third quarter	0.0625	2.50%	6.25	0.0625	2.67%	6.68
Fourth quarter:
Quarterly recurring distribution	0.0625	2.50%	6.25	0.0625	2.67%	6.68
Special Distribution (2)	0.2000	—%	20.00	0.2000	—%	21.39
2022
First quarter	0.0625	2.50%	$6.25	0.0625	2.67%	6.68
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(1)Reflects an original investment of $10.00 per share of CPA:18 Class A Common Stock and $9.35 per share of CPA:18 Class C Common Stock. The annualized rate equals the quarterly distribution multiplied by four and divided by the per share amount shown.
(2)Reflects all-cash special distribution paid on December 16, 2021 to holders of record for CPA:18 Common Stock on December 9, 2021.
CPA:18 – Global expects to continue declaring regular quarterly distributions until the closing of the Merger. The actual timing and amount of the distributions will be as determined and authorized by the CPA:18 – Global board of directors and will depend on, among other factors, CPA:18 – Global's financial condition, earnings, debt covenants, applicable provisions under the MGCL and other possible uses of such funds.

RISK FACTORS
In addition to the other information included and incorporated by reference in this proxy statement/prospectus, you should carefully consider the following risk factors in determining whether or not to vote for the Merger. You should not consider the list below to be exclusive. New risk factors emerge periodically and stockholders cannot be completely assured that the factors described below list all material risks at any specific period in time. This section includes or refers to certain forward-looking statements. See the section entitled "Cautionary Statement Concerning Forward-Looking Statements" for the qualifications and limitations of these forward-looking statements. In addition, you should read and consider the risks associated with each of the businesses of W. P. Carey and CPA:18 – Global because these risks also affect the combined company. Risks in relation to W. P. Carey can be found in Item 1A. Risk Factors in W. P. Carey's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 11, 2022, as such risks may be updated or supplemented in W. P. Carey’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), each of which are incorporated by reference into this proxy statement/prospectus. Risks in relation to CPA:18 – Global can be found in Item 1A. Risk Factors in CPA:18 – Global's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 25, 2022, as such risks may be updated or supplemented in CPA:18 – Global’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 171. W. P. Carey Stockholders will not vote on the Merger.
Risks Related to the Stock Issuance and Merger
Changes in the market price of W. P. Carey Common Stock will affect the nominal value of the Per Share Merger Consideration.
While the Exchange Ratio is fixed at 0.0978 of a share of W. P. Carey Common Stock for each share of CPA:18 Common Stock, the nominal value of the stock consideration component of the Per Share Merger Consideration is based on the market price of W. P. Carey Common Stock, which will fluctuate as a result of a variety of factors (many of which are beyond our control), including the following factors:
•market reaction to the Merger and the prospects of the combined company or any of the other matters described herein;
•changes in market assessments of the business, operations, financial position and prospects of either company;
•market assessments of the likelihood that the Merger will be completed;
•interest rates, general market and economic conditions and other factors generally affecting the price of W. P. Carey Common Stock;
•federal, state and local legislation, governmental regulation and legal developments in the businesses in which W. P. Carey and CPA:18 – Global operate;
•general market trading activities; and
•other factors beyond the control of W. P. Carey and CPA:18 – Global, including those described or referred to elsewhere in this "Risk Factors" section.
In addition, sales of W. P. Carey Common Stock received in the Merger generally may be sold in the public markets immediately following the Merger since CPA:18 Stockholders may sell their shares of W. P. Carey Common Stock shortly after the Merger for any number of reasons. The sale of significant amounts of W. P. Carey Common Stock or the perception in the market that this will occur may lower the market price of W. P. Carey Common Stock.

The market price of shares of W. P. Carey Common Stock at the Effective Time may vary from its price on the date the Merger Agreement was executed, on the date of this proxy statement/prospectus and on the date of the CPA:18 Special Meeting. As a result, the market value of the Per Share Merger Consideration will also vary. For example, based on the range of closing prices of shares of W. P. Carey Common Stock during the period from February 25, 2022, the last trading day before the announcement of the Merger, through April 21, 2022, the market value of the stock consideration comprising part of the Per Share Merger Consideration implies a Per Share Merger Consideration value ranging from a low of $10.57 to a high of $11.38, representing a 17% to 26% premium to CPA:18 – Global's most recently published estimated net asset value ("NAV") per share of $9.07 for both CPA:18 Class A Common Stock and CPA:18 Class C Common Stock as of September 30, 2021.
The CPA:18 Stockholders may have less influence over the management and policies of the combined company after the Merger than they currently exercise over the management and policies of CPA:18 – Global prior to the Merger.
Currently the W. P. Carey Stockholders and the CPA:18 Stockholders own all of the outstanding shares of W. P. Carey Common Stock and CPA:18 Common Stock, respectively, and thus control all of the voting securities of their respective company. Upon the consummation of the Merger, the separate existence of CPA:18 – Global will cease, and each share of CPA:18 Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange for cancellation of such shares (other than shares held by W. P. Carey and its subsidiaries), be converted automatically into the right to receive shares of W. P. Carey Common Stock and cash. As of the date of this proxy statement/prospectus, W. P. Carey expects to issue approximately 13.8 million shares of W. P. Carey Common Stock to the CPA:18 Stockholders (excluding W. P. Carey and its subsidiaries) in connection with the Merger. Upon such issuance, the W. P. Carey Stockholders and the CPA:18 Stockholders (excluding W. P. Carey and its subsidiaries) would own approximately 93% and 7% of the combined company, respectively. Consequently, the CPA:18 Stockholders, as a general matter, may have less influence over the management and policies of the combined company after the consummation of the Merger than they currently exercise over the management and policies of CPA:18 – Global immediately prior to the Merger.
The pendency of the Merger could adversely affect the business and operations of W. P. Carey and CPA:18 – Global.
While we are undertaking the transaction described in the Merger Agreement, tenants of each of W. P. Carey or CPA:18 – Global may delay or defer certain business decisions, such as whether or not to renew a lease, which could negatively impact the revenues, earnings, cash flows and expenses of W. P. Carey and CPA:18 – Global, regardless of whether or not the Merger is completed. In addition, due to operating covenants in the Merger Agreement, each of W. P. Carey and CPA:18 – Global may be restricted in its ability to pursue certain strategic transactions, undertake certain significant capital or financing transactions and otherwise pursue actions outside of the ordinary course of business, even if such actions would prove beneficial.
Failure to complete the Merger could negatively affect W. P. Carey and CPA:18 – Global.
It is possible that the Merger may not be completed. The parties' respective obligations to complete the Merger are subject to the satisfaction or waiver of specified conditions, some of which are beyond the control of W. P. Carey and CPA:18 – Global. If the Merger is not completed, W. P. Carey and CPA:18 – Global may be subject to a number of material risks, including the following:
•CPA:18 Stockholders would not have had the opportunity to achieve the liquidity event provided by the Merger and the board of directors of CPA:18 – Global would have to review other alternatives for liquidity, which may not occur in the near future or on terms as favorable as the Merger;
•W. P. Carey and CPA:18 – Global will have incurred substantial costs and expenses related to the Merger, such as legal, accounting and financial advisor fees, which will be payable by W. P. Carey and CPA:18 – Global even if the Merger is not completed, and are only subject to reimbursement under certain limited circumstances;

•CPA:18 – Global may be required to pay a termination fee to W. P. Carey in the amount of either $47.0 million or $15.7 million if the Merger Agreement is terminated under certain circumstances; and
•W. P. Carey and CPA:18 – Global may be required to pay the other party's out-of-pocket expenses incurred in connection with the Merger if the Merger Agreement is terminated under certain circumstances.
The Merger Agreement restricts CPA:18 – Global's ability to pursue alternatives to the Merger.
The Merger Agreement contains a go-shop provision that allowed CPA:18 – Global to solicit, initiate and pursue alternative acquisition proposals for 30 days following the execution of the Merger Agreement, which period expired on March 30, 2022 with no proposals or offers for a CPA:18 Competing Transaction having been received. The Merger Agreement also contains no-shop provisions that, subject to customary exceptions and the go-shop period, restrict CPA:18 – Global's ability to initiate, solicit, encourage or facilitate, discuss, negotiate or accept a competing third-party proposal to acquire all or a significant part of CPA:18 – Global. Further, there are a limited number of exceptions that would allow the CPA:18 Special Committee to withdraw or change its recommendation relating to the approval of the Merger. Although the CPA:18 Special Committee is permitted to take these actions if it determines in good faith that a failure to do so would be inconsistent with the duties of the members of the CPA:18 Special Committee under applicable law, doing so in specified situations could entitle W. P. Carey to terminate the Merger Agreement and to be paid a termination fee in the amount of either $47.0 million or $15.7 million (depending upon the circumstances surrounding the termination).
Although the go-shop provision was intended to provide CPA:18 – Global the ability to conduct a reasonable "market check" on the adequacy of the Per Share Merger Consideration payable to CPA:18 Stockholders in connection with the Merger Agreement, it is possible that the go-shop provision or the other provisions of the Merger Agreement could discourage a potential acquiror that might have had an interest in acquiring all or a significant part of CPA:18 – Global from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the consideration W. P. Carey proposes to pay in the Merger or might result in a potential competing acquiror proposing to pay a lower per share price to acquire CPA:18 – Global than it might otherwise have proposed to pay because of the Advisor Closing Amounts (as defined in the Merger Agreement) payable to W. P. Carey and its affiliates and the CPA:18 Termination Fee that may become payable to W. P. Carey in certain circumstances, subject to the credit described herein.
Closing the Merger is subject to a number of conditions that, if not satisfied or waived, could adversely impact W. P. Carey's and CPA:18 – Global's ability to complete the Merger.
The Merger, which currently is expected to close in the third quarter of 2022, is subject to certain closing conditions, including among others: (a) the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, pursuant to which shares of W. P. Carey Common Stock will be issued; (b) the accuracy of W. P. Carey's, Merger Sub's and CPA:18 – Global's (as applicable) representations and warranties and performance of covenants and obligations, as more fully described in the Merger Agreement; (c) delivery of REIT qualification and other opinions; (d) the nonoccurrence of changes, events or circumstances which constitute a CPA:18 Material Adverse Effect or a W. P. Carey Material Adverse Effect (as such terms are defined in the Merger Agreement) (as applicable); and (e) receipt of the CPA:18 Stockholder Approval (for the Merger). There can be no assurance that these conditions will be satisfied or waived, if permitted, or that the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the Merger or whether the Merger will be completed at all.
If the Merger does not occur, CPA:18 – Global may incur payment obligations to W. P. Carey.
If the Merger Agreement is terminated under the circumstances described in the section titled "The Merger Agreement–Termination Expenses" beginning on page 108, CPA:18 – Global may be obligated to pay W. P. Carey a termination fee in the amount of either $47.0 million or $15.7 million (depending upon the circumstances surrounding the termination).

Risk Factors Relating to W. P. Carey Following the Merger
W. P. Carey's total level of debt will increase upon completion of the Merger.
In connection with the Merger, W. P. Carey will assume approximately $1.1 billion of CPA:18 – Global indebtedness, as a result of which, W. P. Carey may be subject to increased risk that the combined company's cash flow could be insufficient to meet required payments on its debt. As of December 31, 2021, W. P. Carey's total consolidated indebtedness was approximately $6.8 billion, with a ratio of consolidated debt to gross assets (consolidated total assets before accumulated depreciation on buildings and improvements) of approximately 40.1%. Taking into account W. P. Carey's existing indebtedness and the assumption of indebtedness after giving effect to the Merger, the indebtedness of the combined company as of December 31, 2021 (excluding net lease student housing properties under purchase option, three additional net lease assets, and one operating student housing property in CPA:18 – Global’s portfolio scheduled for disposition) would be approximately $7.74 billion, with a ratio of consolidated debt to gross assets of approximately 42%.
The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the Merger.
Following the Merger, the combined company may continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. There can be no assurance that the combined company's expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.
The stock price of W. P. Carey Common Stock following the Merger could be lower.
W. P. Carey's current or historical share price may not be indicative of how the market will value shares of W. P. Carey Common Stock following the Merger . The price of W. P. Carey Common Stock after the Merger could be lower than the current or historical price. One of the factors that may influence the price of W. P. Carey Common Stock after the Merger will be the yield from distributions on W. P. Carey Common Stock compared to yields on other financial instruments. If, for example, an increase in market interest rates results in higher yields on other financial instruments, the market price of our common stock could be adversely affected. In addition, our use of TRSs may cause the market to value our common stock differently than the shares of other REITs, which may not use TRSs as extensively as we currently expect to do so after the consummation of the Merger. The market price of W. P. Carey Common Stock will also be affected by general market conditions and will be potentially affected by the economic and market perception of REIT securities.
Holders of CPA:18 Common Stock may be adversely affected if the Merger fails to qualify as a tax-deferred transaction.
Subject to the discussion below regarding the receipt of cash consideration, it is intended that the Merger qualify as a tax-deferred reorganization under Section 368(a)(1) of the Code. There is no guarantee, however, that the IRS will agree with this treatment. You are advised to review the "Material Federal Income Tax Considerations" section beginning on page 147 for additional details.
After the Merger is completed, CPA:18 Stockholders will have different rights that may be less favorable than their current rights as CPA:18 Stockholders.
After the consummation of the Merger, CPA:18 Stockholders will have different rights than they currently have as CPA:18 Stockholders. For a detailed discussion of the significant differences between your rights as a stockholder of CPA:18 – Global and your rights as a stockholder of W. P. Carey, see "Comparison of Rights of CPA:18 Stockholders and W. P. Carey Stockholders" beginning on page 136.

W. P. Carey cannot assure you that it will be able to continue paying dividends at the current rate.
W. P. Carey expects to continue its current dividend practices following the Merger. However, W. P. Carey Stockholders may not receive the same dividends following the Merger for various reasons, including the following:
•as a result of the Merger and the issuance of shares of W. P. Carey Common Stock in connection with the Merger, the total amount of cash required for W. P. Carey to pay dividends at its current rate will increase;
•W. P. Carey may not have enough cash to pay such dividends due to changes in W. P. Carey's cash requirements, capital spending plans, cash flow or financial position;
•decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the W. P. Carey board of directors, which reserves the right to change W. P. Carey's dividend practices at any time and for any reason; and
•the amount of dividends that W. P. Carey subsidiaries may distribute to W. P. Carey may be subject to restrictions imposed by the terms of any current or future indebtedness that such subsidiaries may incur.
The combined company will not be required to meet any diversification standards; therefore, our investments may become subject to concentration of risk.
Subject to the intention to maintain its qualification as a REIT, there are no limitations on the number or value of particular types of investments that the combined company may make. The combined company will not be required to meet any diversification standards, including geographic diversification standards. Therefore, its investments may become concentrated in type or geographic location, which could subject it to significant concentration of risk with potentially adverse effects on its investment objectives.
Because W. P. Carey and CPA:18 – Global have invested in properties located outside the U.S., the combined company will be exposed to additional risks of doing business outside of the U.S. than either on a standalone basis.
Each of W. P. Carey and CPA:18 – Global has invested in, and following the consummation of the Merger the combined company may continue to invest in, properties located outside the U.S. At December 31, 2021, directly owned real estate properties located outside of the U.S. on a combined company basis would have represented 37% of the combined company's current annualized contractual minimum base rent, as compared to 37% for W. P. Carey's portfolio on a stand-alone basis, and 44% for CPA:18 – Global's portfolio on a stand-alone basis. These investments may be affected by factors particular to the laws of the jurisdiction in which the property is located. These investments may expose the combined company to risks that are different from and in addition to those commonly found in the U.S., including:
•changing governmental rules and policies;
•local businesses and cultural factors that differ from our used standards and practices;
•enactment of laws relating to the foreign ownership of property and laws relating to the ability of foreign entities to remove invested capital or profits earned from activities within the country to the U.S.;
•expropriation of investments;
•legal systems under which the combined company's ability to enforce contractual rights and remedies may be more limited than would be the case under U.S. law;
•difficulty in conforming obligations in other countries and the burden of complying with a wide variety of foreign laws, which may be more stringent than U.S. laws, including tax requirements and land use, zoning, and environmental laws, as well as changes in such laws;
•adverse market conditions caused by changes in national or local economic or political conditions;

•acts of violence, pandemics, active shooters, terrorism, political or military instability, insurrection or war;
•tax requirements vary by country and the combined company may be subject to additional taxes as a result of its international investments;
•changes in relative interest rates;
•the cost of and access to various forms of capital may be more restricted, or unavailable on favorable terms or at all in certain locations;
•changes in real estate and other tax rates and other operating expenses in particular countries;
•changes in land use and zoning laws;
•restrictions and/or significant costs in repatriating cash and cash equivalents held in foreign bank accounts; and
•the impact of regional or country-specific business cycles and economic instability, including instability in, or further withdrawals from, the European Union or other international trade alliances or agreements.
In addition, the lack of publicly available information in certain jurisdictions in accordance with accounting principles generally accepted in the U.S. ("GAAP") could impair the combined company's ability to analyze transactions and may cause the combined company to forego an investment opportunity. It may also impair the combined company's ability to receive timely and accurate financial information from tenants necessary to meet its reporting obligations to financial institutions or governmental or regulatory agencies. Certain of these risks may be greater in emerging markets and less developed countries. W. P. Carey's expertise to date is primarily in the U.S. and Europe, and it has less experience in other international markets. The combined company may not be as familiar with the potential risks to its investments outside the U.S. and Europe and it could incur losses as a result.
Also, the combined company may engage third-party asset managers in international jurisdictions to monitor compliance with legal requirements and lending agreements with respect to properties it owns. Failure to comply with applicable requirements may expose the combined company or its operating subsidiaries to additional liabilities.
Moreover, the combined company will be subject to changes in foreign exchange rates due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant change in the value of a foreign currency of one or more countries where the combined company has a significant investment may have a material adverse effect on the business, investment returns and, specifically, the combined company's U.S. dollar reported financial position and results of operations and debt covenant ratios. Although the combined company will attempt to mitigate a portion of the risk from currency fluctuations by entering into derivative hedging agreements and financing its properties with debt in local currency denominations, there can be no assurance that those attempts to mitigate foreign currency risk will be successful.
If the combined company recognizes impairment charges on its properties or investments following the consummation of the Merger, its net income may be reduced.
Until the consummation of the Merger, both companies may incur substantial impairment charges, which each of W. P. Carey and CPA:18 – Global are required to recognize whenever they sell a property for less than its carrying value or they determine that the carrying amount of the property is not recoverable and exceeds its fair value; for direct financing leases, whenever the unguaranteed residual value of the underlying property has declined or, for equity investments, the estimated fair value of the investment's underlying net assets in comparison with the carrying value of their interest in the investment has declined on an other-than-temporary basis. By their nature, the timing or extent of impairment charges are not predictable. The combined company may incur non-cash impairment charges in the future, which may reduce its net income.

Goodwill resulting from the consummation of the Merger may adversely affect the combined company's results of operations.
Potential impairment of goodwill resulting from the Merger could adversely affect the combined company's financial condition and results of operations. The combined company will assess its goodwill and other intangible assets and long-lived assets for impairment annually and more frequently when required by GAAP. The combined company will be required to record an impairment charge if circumstances indicate that the asset carrying values exceed their fair values the combined company's assessment of goodwill, other intangible assets, or long-lived assets could indicate that an impairment of the carrying value of such assets may have occurred that could result in a material, non-cash write-down of such assets, which could have a material adverse effect on its results of operations and future earnings.
W. P. Carey and CPA:18 – Global currently face, and after the consummation of the Merger the combined company will face, other risks.
The risks listed above are not exhaustive, and you should be aware that, following the Merger, the combined company will face various other risks, including those discussed in reports filed by W. P. Carey or CPA:18 – Global with the SEC. See "Where You Can Find More Information" beginning on page 171.
Risk Related to CPA:18 – Global
If CPA:18 – Global's request for an extension of time under Treasury Regulation Section 301.9100-3 to timely make certain entity classification elections with respect to seven of CPA:18 – Global's subsidiaries is not granted, CPA:18 – Global would either fail to qualify as a REIT or, assuming certain relief provisions applied, would be required to pay a significant penalty tax. In addition, the closing of the Merger could be delayed.
By default, certain non-U.S. entities are treated as corporations for U.S. federal income tax purposes, but can elect to be treated as partnerships or entities disregarded from their owner for U.S. federal income tax purposes, which we refer to as flow-through entities. CPA:18 – Global intended to elect to treat seven non-U.S. subsidiaries that hold certain properties located outside the United States as flow-through entities for U.S. federal income tax purposes at the time that the entities were acquired but inadvertently failed to make such elections. CPA:18 – Global has requested an extension of time from the IRS, pursuant to Treasury Regulation Section 301.9100-3, to timely elect to treat these entities as flow-through entities effective shortly after the acquisition of the entities by CPA:18 – Global. CPA:18 – Global believes that it meets the requirements to be granted such extensions and that therefore CPA:18 – Global will be able to treat these subsidiaries as flow-through entities in prior years. Notwithstanding the foregoing, the IRS may disagree with CPA:18 – Global's position and decide not to grant the extension. As a result, no assurance can be given that CPA:18 – Global will in fact be able to make such elections. In addition, there can be no assurance as to when the IRS may decide to grant the extension, and while W. P. Carey has agreed with CPA:18 – Global that the decision of the IRS (and the timing of that decision) will not be a basis for termination of the Merger Agreement, the closing of the Merger may be delayed until the extension is received.
If the IRS does not grant the extension of time to file these elections, then these subsidiaries would be treated as non-U.S. corporations during certain prior periods. Because interests in non-U.S. corporations are not qualifying assets for purposes of the REIT asset tests, CPA:18 – Global's ownership of such subsidiaries would cause CPA:18 – Global to fail to satisfy certain of the asset tests applicable to REITs during such prior periods. In that event, CPA:18 – Global would either fail to qualify as a REIT beginning with such prior periods, in which case CPA:18 – Global would be liable for substantial corporate income taxes for such prior periods, or if CPA:18 – Global were able to establish that it acted with reasonable cause and not willful neglect, CPA:18 – Global could maintain its REIT qualification but would be required to pay a penalty tax with respect to such failures, which could be material in amount. Prior to the Merger, any such taxes would be liabilities of CPA:18 – Global. Moreover, to the extent that CPA:18 – Global is liable for such penalty taxes, or if CPA:18 – Global fails to qualify as a REIT, following the Merger, the liability for any such penalty taxes or any corporate income taxes owed by CPA:18 – Global as a result of its failure to qualify as a REIT would generally become liabilities of W. P. Carey.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain of the matters discussed in this proxy statement/prospectus constitute forward-looking statements within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions. Statements included in or incorporated by reference into this registration statement, of which this proxy statement/prospectus forms part, that are not historical facts are forward-looking statements, including, among other things, statements regarding the intent, belief or expectations and can be identified by the use of words such as "may," "will," "should," "would," "assume," "outlook," "seek," "plan," "believe," "expect," "anticipate," "intend," "estimate," "forecast" or the negative version of these words and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the proposed Merger (reflected in the "Prospective Financial Information" section beginning on page 53), annualized dividends; funds from operations coverage; integration plans and expected synergies; the expected benefits of the proposed Merger; anticipated future financial and operating performance and results, including estimates of growth; and the expected timing of completion of the proposed Merger. These statements are based on current expectations and the actual results could be materially different from those projected in such forward-looking statements. There are a number of factors that could have material adverse effects on our future results, performance or achievements and cause our actual results to differ materially from the forward-looking statements. These factors include, but are not limited to, the ability of the parties to satisfy the conditions precedent and consummate the proposed Merger, the timing of consummation of the proposed Merger, the ability of the parties to secure any required stockholder approval in a timely manner or on the terms desired or anticipated, the ability to achieve anticipated benefits and savings, risks related to the potential disruption of management’s attention due to the pending Merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed Merger and the general risks associated with the respective businesses of W. P. Carey and CPA:18 – Global including the general volatility of the capital markets, terms and employment of capital, the volatility of W. P. Carey’s share price, changes in the real estate investment trust industry, interest rates or general economy, potential adverse effects or changes to the relationships with W. P. Carey or CPA:18 – Global tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed Merger, unpredictability and severity of catastrophic events, including but not limited to the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the current COVID-19 pandemic) and domestic or geopolitical crises, such as terrorism, military conflict (including the recent invasion of Ukraine by Russia), war or the perception that hostilities may be imminent, political instability or civil unrest, or other conflict. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in the "Risk Factors" section beginning on page 25 and W. P. Carey's filings with the SEC, which are available at the SEC's website at www.sec.gov, including Item 1A. Risk Factors in W. P. Carey's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 11, 2022. Discussions of some of these other important factors and assumptions are contained in CPA:18 – Global's filings with the SEC and are available at the SEC's website at www.sec.gov, including Item 1A. Risk Factors in CPA:18 – Global's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 25, 2022. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing, unless noted otherwise. All subsequent written or oral forward-looking statements attributable to W. P. Carey or CPA:18 – Global or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required under the federal securities laws and the rules and regulations of the SEC, neither W. P. Carey nor CPA:18 – Global is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

THE MERGER
This proxy statement/prospectus constitutes a prospectus of W. P. Carey that forms a part of the registration statement on Form S-4 filed by W. P. Carey with the SEC under the Securities Act, in order to register the shares of W. P. Carey Common Stock to be issued to holders of CPA:18 Common Stock in connection with the Merger. It also constitutes a proxy statement of CPA:18 – Global in connection with the solicitation of the approval by CPA:18 Stockholders of the Merger.
Merger Consideration
Upon the terms and subject to the conditions set forth in the Merger Agreement, CPA:18 – Global will merge with and into Merger Sub, with Merger Sub surviving the Merger as an indirect wholly owned subsidiary of W. P. Carey, and the separate existence of CPA:18 – Global will cease. As of the Effective Time, each share of CPA:18 Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange for cancellation of such share, the rights attaching to such share will be converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, merger consideration consisting of (i) 0.0978 (the "Exchange Ratio") of a validly issued, fully paid and non-assessable share (the "stock consideration") of W. P. Carey common stock, $0.001 par value per share ("W. P. Carey Common Stock"), and (ii) $3.00 in cash, which will be reduced by the amount (if any) of dividends paid by CPA:18 – Global in excess of its regular quarterly dividends and may be increased if W. P. Carey exercises its right under the Merger Agreement to defer the closing of the Merger in order to complete the sale of CPA:18 – Global's portfolio of Iberian student housing projects, pursuant to the exercise by the third-party lessee of the portfolio of its option to purchase the properties, by the amount (if any) by which the Total Accrued Daily Amount exceeds the Dividend Adjustment Amount (as each term is defined in the Merger Agreement), in each case, without interest (including the cash, if any, paid in respect of fractional shares (as more thoroughly described herein), the "cash component," and together with the stock consideration, the “Per Share Merger Consideration”). Each share of CPA:18 Common Stock that is owned by W. P. Carey or any W. P. Carey subsidiary immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist. We anticipate that the shares of W. P. Carey Common Stock issued in the Merger will trade on the NYSE under the symbol "WPC." In addition, neither W. P. Carey nor any W. P. Carey subsidiary will receive any Per Share Merger Consideration for any share of CPA:18 Common Stock owned by it immediately prior to the Effective Time.
As of the date of this proxy statement/prospectus, W. P. Carey expects to issue approximately 13.8 million shares of W. P. Carey Common Stock to the CPA:18 Stockholders (excluding W. P. Carey and its subsidiaries) in connection with the Merger. Upon such issuance, the W. P. Carey Stockholders and the CPA:18 Stockholders (excluding W. P. Carey and its subsidiaries) would own approximately 93% and 7% of the combined company, respectively.
Background of the Merger
W. P. Carey Inc. is an internally-managed diversified real estate investment trust and a leading owner of commercial real estate, net-leased to companies located primarily in the United States and Northern and Western Europe on a long-term basis. W. P. Carey's management and board of directors regularly evaluate and consider a variety of opportunities as part of W. P. Carey’s long-term strategy to maximize stockholder value. In particular, W. P. Carey's board of directors considers opportunities that will, among other things, (i)  enhance W. P. Carey's overall credit quality, (ii) further diversify and improve the quality of its existing portfolio, (iii) allow W. P. Carey to better support its recurring dividend and (iv) further simplify its business.
The W. P. Carey board of directors and W. P. Carey’s senior management regularly review and assess W. P. Carey’s business, operations and financial performance, industry conditions and related developments as they may impact W. P. Carey’s long-term strategic plans and objectives. As part of this ongoing evaluation, the W. P. Carey board of directors, together with W. P. Carey’s senior management, has from time to time considered various potential financial and strategic opportunities to enhance stockholder value, including the evaluation of merger and acquisition transactions of various types and the potential benefits and risks of any such transactions. In addition, W. P. Carey’s senior management, from time to time, has engaged in discussions with representatives of other companies regarding such opportunities and updated the W. P. Carey board of directors regarding the content of such discussions.
CPA:18 – Global is a publicly registered non-traded REIT formed in 2012. CPA:18 – Global invests in a diversified portfolio of commercial real estate properties both in and outside the United States that includes net lease, student housing and self-storage properties with an aggregate book value of approximately $2.0 billion as of December 31, 2021. As of December 31, 2021, CPA:18 – Global's portfolio consisted of interests in 53 net lease properties, 65 self-storage properties, three student housing development projects, and one student housing operating property.
CPA:18 – Global was formed to hold its investments for a number of years. As stated in CPA:18 – Global's initial public offering documents, CPA:18 – Global's intention was to begin considering liquidity events for its stockholders generally commencing seven to twelve years following the closing of its initial public offering, which occurred in 2015.
In June 2021, members of W. P. Carey’s senior management approached members of the CPA:18 – Global board of directors to informally discuss timing considerations of potential liquidity events for CPA:18 – Global and CPA:18 – Global’s openness to engaging in a potential transaction with W. P. Carey. Two in-person meetings were held on June 30, 2021, the first between Jason E. Fox, W. P. Carey’s chief executive officer, and Richard Pinola, one of CPA:18 – Global’s independent directors, and the second, between John Park, W. P. Carey’s president, and Elizabeth P. Munson, the chairman of the board of directors of CPA:18 – Global, in Connecticut and New York, respectively. Neither Mr. Fox nor Mr. Park made any specific proposals during their respective meetings with Mr. Pinola and Ms. Munson. Messrs. Fox and Park kept the W. P. Carey board of directors updated about their discussions with the CPA:18 – Global directors.
On July 12, 2021, members of W. P Carey’s senior management met by videoconference with representatives from BofA Securities, Inc. (“BofA Securities”), which had previously acted as a financial advisor to W. P. Carey. The purpose of the meeting was to evaluate a potential transaction involving CPA:18 – Global.
Later the same day, the same members of W. P Carey’s senior management team met by videoconference with representatives from Wells Fargo Securities, LLC. Likewise, the purpose of this meeting involved the evaluation of a potential transaction with CPA:18 – Global.
On August 27, 2021, representatives of W. P. Carey made a presentation to the independent directors of CPA:18 – Global (the "CPA:18 Independent Directors") that included an offer from W. P. Carey to acquire CPA:18 – Global in a merger transaction in which CPA:18 – Global stockholders would receive a combination of cash and W. P. Carey Common Stock with a total value of $9.40 per CPA:18 – Global share (the "August W. P. Carey Proposal"). The presentation did not specify the proposed allocation of the merger consideration between stock and cash, nor did it specify how the share exchange ratio would be determined. The presentation stated that the August W. P. Carey Proposal would expire on September 30, 2021. The CPA:18 Independent Directors had not solicited the August W. P. Carey Proposal and had not previously commenced a review of potential liquidity events for CPA:18 – Global at the time the August W. P. Carey Proposal was presented to them.
Following receipt of the August W. P. Carey Proposal, the CPA:18 Independent Directors discussed forming a special committee to evaluate possible liquidity alternatives, including the August W. P. Carey Proposal. The CPA:18 Independent Directors discussed the need for a special committee to retain independent legal and financial advisors and discussed potential candidates for those roles. They also discussed the appropriate public disclosure to be made regarding their intention to consider liquidity alternatives, including the August W. P. Carey Proposal.
On August 31, 2021, W. P. Carey filed a Schedule 13D amendment reporting its holdings of CPA:18 Common Stock and noting that it made a proposal to CPA:18 – Global regarding a business combination transaction. Also, on August 31, 2021, CPA:18 – Global filed a Current Report on Form 8-K reporting the CPA:18 Independent Directors' intention to evaluate liquidity alternatives for CPA:18 Global, including the August W. P. Carey Proposal.

On September 1, 2021, the CPA:18 Independent Directors retained Troutman Pepper Hamilton Sanders LLP ("Troutman Pepper") to serve as legal counsel to the to-be-formed special committee of CPA:18 Independent Directors.
On September 9, 2021, the CPA:18 – Global board of directors formed the CPA:18 Special Committee and delegated to it the authority to review possible liquidity alternatives. The CPA:18 Special Committee was delegated the sole authority to negotiate the terms of a transaction and to make a recommendation to the full CPA:18 – Global board of directors, which could include a recommendation to approve or reject any transaction, including the August W. P. Carey Proposal. The CPA:18 Special Committee was authorized to retain, at CPA:18 – Global's expense, its own legal, financial and other advisors. The CPA:18 – Global board of directors appointed Elizabeth P. Munson and Richard J. Pinola, each of whom is a CPA:18 Independent Director, to the CPA:18 Special Committee, with Mr. Pinola appointed as chairman. The board of directors determined to pay each member of the CPA:18 Special Committee a retainer of $75,000, to be paid in advance, and to pay the Chairman of the CPA:18 Special Committee an additional retainer of $15,000, to be paid in advance. In addition, the board of directors determined, should the authorization of the CPA:18 Special Committee continue after September 9, 2022, to pay each member of the CPA:18 Special Committee an annual retainer of $75,000, to be paid on such date, and to pay the Chairman of the CPA:18 Special Committee an additional annual retainer of $15,000, to be paid on such date.
On September 9, 2021, the CPA:18 Special Committee held a meeting, together with representatives from Clifford Chance US LLP ("Clifford Chance"), counsel to CPA:18 – Global, and Troutman Pepper. The CPA:18 Special Committee reviewed its mandate and the applicable duties of a special committee under Maryland law and CPA:18 – Global's organizational documents. The CPA:18 Special Committee discussed retaining a financial advisor to assist it in its evaluation of strategic alternatives for CPA:18 – Global and decided to seek proposals and entertain presentations from investment banking firms. The CPA:18 Special Committee also discussed CPA:18 – Global's redemption queue. On August 31, 2020, the board of directors of CPA:18 – Global had voted that CPA:18 – Global would generally limit the amount of cash available for its quarterly redemptions to the amount reinvested by CPA:18 Stockholders in its dividend reinvestment plan (“DRIP”) and would reduce its quarterly distribution rate as of the second quarter of 2020 in order to preserve cash in light of the COVID-19 pandemic. As of September 9, 2021, approximately $32.9 million of redemption requests were pending. The CPA:18 Special Committee determined to monitor the queue and to consider ways to address it in connection with the review of liquidity alternatives for CPA:18 – Global.
On September 29, 2021, the CPA:18 Special Committee held a meeting at the offices of Clifford Chance. Representatives from Clifford Chance and Troutman Pepper participated in the meeting. During this meeting, the CPA:18 Special Committee interviewed candidates to serve as financial advisor to the CPA:18 Special Committee. During the presentations, each candidate reviewed a range of potential strategic alternatives for CPA:18 – Global.
On September 30, 2021, the CPA:18 Special Committee held a meeting with representatives of Clifford Chance and Troutman Pepper. The CPA:18 Special Committee discussed the presentations received from financial advisor candidates, as well as the disclosures made by each candidate firm regarding any relationships such firm had with W. P. Carey. The CPA:18 Special Committee determined that engaging Morgan Stanley & Co. LLC ("Morgan Stanley") to advise the CPA:18 Special Committee was in the best interests of CPA:18 – Global and confirmed that Morgan Stanley was independent for the purposes of serving as the CPA:18 Special Committee's financial advisor. The CPA:18 Special Committee approved the retention of Morgan Stanley as financial advisor to the CPA:18 Special Committee, subject to entering into an engagement letter with Morgan Stanley. The CPA:18 Special Committee noted that there was no imperative for CPA:18 – Global to undertake any liquidity event at that time. CPA:18 – Global's assets were continuing to generate sufficient cash flow to enable the company to cover its reduced distribution rate and the performance of certain assets that had been experiencing difficulties due to the COVID-19 pandemic was improving.
On October 7, 2021, the CPA:18 Special Committee and Morgan Stanley entered into an engagement letter to formally retain Morgan Stanley as the financial advisor to the CPA:18 Special Committee. Following this, the CPA:18 Special Committee instructed Morgan Stanley to begin its financial review and valuation work on CPA:18 – Global, including analyses regarding potential strategic alternatives.

On October 11, 2021, Mr. Park and representatives of Morgan Stanley had a call regarding the August W. P. Carey Proposal. They discussed at a high level the potential merger consideration, including the mix of cash and stock, with the potential to reduce the cash portion, on a dollar-for-dollar basis, by the amount of any special dividends paid by CPA:18 – Global prior to the end of the year.
On November 2, 2021, the CPA:18 Special Committee held a meeting, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper, to discuss the status of Morgan Stanley's work in support of the CPA:18 Special Committee's evaluation of strategic alternatives for CPA:18 – Global, including the August W. P. Carey Proposal. The CPA:18 Special Committee determined that the August W. P. Carey Proposal was not a compelling opportunity for CPA:18 – Global and its stockholders, and that the scope of the CPA:18 Special Committee's evaluation process included a full range of alternatives. The CPA:18 Special Committee determined to continue its review of a range of strategic liquidity alternatives for CPA:18 – Global and the optimum timing of pursuing any particular alternative. The CPA:18 Special Committee instructed Morgan Stanley to continue its analyses of the current value of CPA:18 – Global and potential strategic alternatives available to CPA:18 – Global. The CPA:18 Special Committee also instructed Morgan Stanley to review and report on CPA:18 – Global's redemption queue and ways to potentially address the queue using CPA:18 – Global's available cash, cash from asset sales and other potential alternatives.
On November 19, 2021, the CPA:18 Special Committee held a meeting, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. The Morgan Stanley representatives provided an update of their work on behalf of the CPA:18 Special Committee. The Morgan Stanley representatives also updated the CPA:18 Special Committee on material discussions they had with representatives of W. P. Carey regarding W. P. Carey's proposal and W. P. Carey's plans to address the pending redemption queue. After discussion, the CPA:18 Special Committee decided to defer further evaluation of strategic alternatives until after the December 9, 2021 regular quarterly meeting of the board of directors of CPA:18 – Global. The Special Committee instructed Morgan Stanley to inform W. P. Carey that the August W. P. Carey Proposal was not acceptable to the CPA:18 Special Committee and to point out that the proposal had expired in accordance with its terms.
On November 23, 2021, Mr. Fox and representatives of Morgan Stanley had a call to discuss the August W. P. Carey Proposal and whether and to what extent W. P. Carey was willing to increase its offer price.
On December 9, 2021, the CPA:18 Special Committee held a meeting in the offices of W. P. Carey, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. This meeting followed a regular quarterly meeting of the CPA:18 – Global board of directors. Mr. Pinola updated the group on certain positive business developments in CPA:18 – Global's portfolio that had been reported at the board meeting as well as the steps that CPA:18 – Global had undertaken to address its pending redemption queue in full. Mr. Pinola then reported that Mr. Fox made an oral proposal to increase the August W. P. Carey Proposal to a per share price of $10.05, which would be reduced by a special dividend that CPA:18 – Global expected to pay in the amount of $0.20 per share before year end. After discussion, the CPA:18 Special Committee determined to request that W. P. Carey put its new proposal in a written document that would provide greater detail about the new proposal. After receipt of the written proposal, the CPA:18 Special Committee and advisors would determine if it was sufficient for the CPA:18 Special Committee to continue exploring strategic alternatives.
On December 16, 2021, the CPA:18 Special Committee held a meeting, together with representatives of Morgan Stanley, Troutman Pepper and Clifford Chance. The CPA:18 Special Committee and advisors discussed a written proposal received from W. P. Carey on December 13, 2021 to acquire CPA:18 – Global at a price of $9.85 per share, payable in $1.75 of cash and the balance in W. P. Carey Common Stock (the "December W. P. Carey Proposal"). The $9.85 per share price reflected an offer price of $10.05 minus a $0.20 per share dividend that CPA:18 – Global had recently declared. After discussion, the CPA:18 Special Committee determined that the proposal lacked detail on the nature of the exchange ratio and was not acceptable in its current form. The CPA:18 Special Committee requested that Morgan Stanley review the proposal in detail and the respective valuations of CPA:18 – Global and W. P. Carey in order to determine whether the CPA:18 Special Committee should continue to explore strategic alternatives and should make a counterproposal to W. P. Carey.

On December 17, 2021, Mr. Fox and a representative of Morgan Stanley had a call to follow-up on the December 16 CPA:18 Special Committee meeting and the committee’s preliminary reaction to the December W. P. Carey Proposal.
On January 7, 2022, the CPA:18 Special Committee held a meeting, together with representatives of Morgan Stanley, Troutman Pepper and Clifford Chance. The Morgan Stanley representatives provided a detailed valuation analysis regarding the December W. P. Carey Proposal. The Morgan Stanley representatives indicated that their view of the proposal had become more favorable based on their work since the last meeting of the CPA:18 Special Committee, but they noted that the proposal lacked key details such as the nature of the exchange ratio. After discussing next steps, the CPA:18 Special Committee expressed a preference for greater transaction price certainty in the form of more cash and decided to seek an improved bid from W. P. Carey rather than to make a counterproposal. After extensive discussion among the members of the CPA:18 Special Committee and the Morgan Stanley representatives, the CPA:18 Special Committee concurred with the recommendation of Morgan Stanley that Morgan Stanley should continue to try to improve the December W. P. Carey Proposal.
Following the January 7 meeting, at the direction of the CPA:18 Special Committee, representatives of Morgan Stanley conveyed to W. P. Carey that the December W. P. Carey Proposal was not compelling. The Morgan Stanley representatives recommended that W. P. Carey improve both the amount of the proposal and the amount of cash consideration, but did not communicate a specific counterproposal, as directed by the CPA:18 Special Committee. Specifically, on January 12, 2022, Mr. Fox and a representative of Morgan Stanley had a call to discuss certain information regarding the offer price, including whether any further increases in the offer price from W. P. Carey could include an increased cash component.
Mr. Fox and Mr. Pinola met in person on January 18, 2022, to continue discussions of the offer price. During the meeting, Mr. Pinola communicated to Mr. Fox a verbal counterproposal of a $10.50 per share offer price. Mr. Fox further countered with an offer price of $10.25 per share. Mr. Fox and Mr. Pinola also spoke by telephone on a January 20, 2022, regarding the trailing volume weighted-average price ("VWAP") to be used to value the price of W. P. Carey’s common stock for the stock portion of the merger consideration, W. P. Carey’s partial cash offer of $1.75 per share, and the viability of a 30-day “go-shop” period. Mr. Fox also expressed W. P. Carey’s desire to maintain full discretion to sell assets and prepay mortgages of CPA:18 – Global during the executory period of the Merger Agreement. Later the same day, Mr. Fox sent an email to Mr. Pinola, attaching a high-level overview of proposed transaction terms, which reflected, among other things, a proposal from W. P. Carey for $10.35 per share, $2.00 of which would be payable in cash and the balance payable in W. P. Carey Common Stock at a fixed exchange ratio based on the trailing 20-day VWAP of a share of W. P. Carey Common Stock (the "First January W. P. Carey Proposal").
On January 21, 2022, the CPA:18 Special Committee held a meeting, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. Mr. Pinola updated the group on the recent discussions he had with Mr. Fox that resulted in an improved proposal from W. P. Carey. The Morgan Stanley representatives reviewed the First January W. P. Carey Proposal. After extensive discussion among the members of the CPA:18 Special Committee, the CPA:18 Special Committee authorized Morgan Stanley to engage with W. P. Carey and seek to further improve the proposal in terms of price and price certainty. Morgan Stanley representatives subsequently communicated this position to W. P. Carey as directed.
On a call between Mr. Fox and a Morgan Stanley representative on January 24, 2022, the Morgan Stanley representative relayed a counterproposal of the CPA:18 Special Committee for a revised offer price with an implied value of $10.45 per share, $3.00 of which would be payable in cash. The representative also expressed the CPA:18 Special Committee’s reluctance to entertain an exchange ratio based on a 20-day trailing VWAP and requested a two-tiered termination fee, which would provide for payment by CPA:18 – Global of a lower percentage fee if it were to terminate the Merger Agreement as a result of a superior proposal made within the first thirty days following execution of the agreement by the parties.
On January 26, 2022, the CPA:18 Special Committee held a meeting, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. The CPA:18 Special Committee noted the receipt of a revised proposal from W. P. Carey reflecting (i) an increase to $2.75 per share in the cash component of the $10.35 per share price; (ii) a potential increase in the cash component to $5.00; (iii) potential asset sales by CPA:18 – Global prior to closing of the proposal transaction; and (iv) an exchange ratio for the stock component to be determined (the "Second January W. P. Carey Proposal"). The Morgan Stanley representatives reported on discussions they had with representatives of W. P. Carey. After extensive discussion among the members of the CPA:18 Special Committee and its advisors, the CPA:18 Special Committee instructed Morgan Stanley to inform W. P. Carey's representatives that the CPA:18 Special Committee would view the per share price of $10.35 favorably if the cash component were increased to $5.00 and the parties could agree on a satisfactory exchange ratio.
Over the next several days, representatives of Morgan Stanley and representatives of W. P. Carey engaged in discussions regarding the Second January W. P. Carey Proposal. Representatives of W. P. Carey also contacted Mr. Pinola directly to discuss the proposal.
On February 7, 2022, DLA Piper LLP (US) (“DLA Piper”) (legal advisors to W. P. Carey) sent a draft merger agreement to Clifford Chance. The draft agreement reflected an increase in the cash component to $3.00 but still reflected an overall price of $10.35 per share of CPA:18 Common Stock. The draft included a right for W. P. Carey unilaterally to cause CPA:18 – Global to sell certain assets prior to the closing of the merger at prices determined by W. P. Carey, and to extend the closing date for up to 30 days to allow W. P. Carey to cause CPA:18 – Global to complete the asset sales. The draft agreement provided for a waiver of certain fees and distributions that would potentially be payable to W. P. Carey as advisor in connection with a merger of CPA:18 – Global and W. P. Carey. The draft also contemplated termination fees of 1.5% for certain alternative transactions proposed by bidders identified during a go-shop process and 3.5% for other alternative transactions.
On February 9, 2022, the CPA:18 Special Committee held a meeting together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. The group discussed the draft merger agreement received from DLA Piper. After discussion, the CPA:18 Special Committee instructed Morgan Stanley to inform W. P. Carey that (i) the CPA:18 Special Committee would view the $10.35 price favorably if the cash component were increased to $5.00; and (ii) the CPA:18 Special Committee would be reasonable in considering the provisions in the draft agreement that appeared to be intended to provide W. P. Carey with flexibility to generate cash from asset sales to fund an increased cash component of the merger consideration.
On February 17, 2022, the CPA:18 Special Committee held a meeting, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. Mr. Pinola and the representatives of Morgan Stanley reported on recent discussions they had with representatives of W. P. Carey in which the W. P. Carey representatives offered to increase the cash component from $3.00 to $3.50, while maintaining a $10.35 price per share. After discussion, the CPA:18 Special Committee instructed Morgan Stanley to seek to improve the price per share to $10.45.
On February 18, 2022, Mr. Fox contacted Mr. Pinola and proposed that W. P. Carey would acquire CPA:18 – Global at a price of $10.45 per share, of which $3.00 would be paid in cash. After discussion among the CPA:18 Special Committee and its advisors, the CPA:18 Special Committee determined that the price and its components were acceptable provided that a satisfactory definitive merger agreement could be reached. Clifford Chance circulated a revised draft of the merger agreement for review by DLA Piper. The revised draft contemplated that any permitted asset sales prior to closing would have to meet minimum reserve prices, W. P. Carey would have no unilateral right to extend the closing date, the termination fees would be 1.0% and 3.0%, and any termination fee would be credited against advisory fees and special general partner distributions payable to W. P. Carey in the event of a third-party transaction.
Between February 18, 2022 and February 27, 2022, representatives of Clifford Chance and Troutman Pepper, on behalf of CPA:18 – Global and the CPA:18 Special Committee, and DLA Piper, on behalf of W. P. Carey, exchanged drafts of the merger agreement and held several negotiation sessions regarding the issues described above, and other terms of the merger agreement and ancillary agreements.
On February 23, 2022, the W. P. Carey board of directors met via videoconference, at which representatives of W. P. Carey’s senior management, BofA Securities and DLA Piper were present. At this meeting, representatives of W. P. Carey’s senior management updated the W. P. Carey board of directors on the status of the ongoing discussions and negotiations regarding the potential transaction with CPA:18 – Global, including a summary of the key transaction terms in the near final merger agreement, a summary of the key open issues that remained the subject of ongoing negotiations, and management’s views on the transaction. Representatives of BofA Securities then reviewed with the W. P. Carey board of directors the key financial terms of the merger agreement.
On February 25, 2022, the CPA:18 Special Committee held a meeting, together with representatives of Morgan Stanley, Clifford Chance and Troutman Pepper. A representative of Venable LLP joined the meeting to advise the members of CPA:18 Special Committee as to their duties under Maryland law with respect to the proposed transaction and related matters. The CPA:18 Special Committee then reviewed the benefits and considerations of the proposed transaction. Representatives of Clifford Chance next reviewed an overview of the proposed transaction, including the material provisions contained in a February 24, 2022 draft merger agreement prepared on behalf of CPA:18 – Global. The Clifford Chance representatives highlighted the issues that remained open between the parties. These issues primarily related to determination of the share exchange ratio, W. P. Carey's right to extend the closing date and the amounts of the reserve prices for asset sales.
The Morgan Stanley representatives next discussed in detail with the CPA:18 Special Committee valuation analyses of CPA:18 – Global, W. P. Carey, and the proposed transaction, together with supporting data. The Morgan Stanley representatives provided an overview of the proposed merger, a valuation analysis of CPA:18 – Global, the W. P. Carey pro forma capitalization after the merger, and various accretion (dilution) analyses of the proposed merger, noting, among other benefits, that the proposed transaction would be accretive to CPA:18 Stockholders on a dividends basis, assuming reinvestment in W. P. Carey common stock of the cash portion of the consideration received. The CPA:18 Special Committee then discussed the various alternatives to the proposed transaction which it had previously considered, including maintaining the status quo and not pursuing a liquidity alternative at the current time, a sale to a third party for cash, an initial public offering or stock exchange listing of CPA:18 – Global (including the internalization of CPA:18 – Global's management function), the liquidation of CPA:18 – Global's assets, and the consideration of potential acquisition bidders in addition to W. P. Carey. After discussion, and with input from its financial and legal advisors, the CPA:18 Special Committee concluded that the available alternatives were not as favorable to CPA:18 Stockholders as the proposed transaction with W. P. Carey if it could be successfully negotiated to a satisfactory conclusion, and that additional bidders could be effectively pursued through the go-shop process permitted by the merger agreement.
The CPA:18 Special Committee then determined to continue its evaluation of the proposed transaction and directed its advisors to seek to finalize the terms of the merger agreement in order for the CPA:18 Special Committee to make a determination of whether it would recommend to the CPA:18 – Global board that the proposed transaction was advisable and in the best interests of CPA:18 – Global and the CPA:18 Stockholders, was fair and reasonable to CPA:18 – Global, and was on terms and conditions at least as favorable as those available from unaffiliated third parties.
The parties' legal and financial advisors proceeded to seek to finalize the terms of the proposed merger and merger agreement over the next couple of days.
On February 26, 2022, the CPA:18 Special Committee held a meeting, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. Clifford Chance and Morgan Stanley provided updates on the remaining open issues, which primarily centered on W. P. Carey's desire for a right to extend the closing date in order to permit the closing of the sale of a specified portfolio and the consideration that should be paid to CPA:18 – Global's stockholders for such right. The CPA:18 Special Committee provided direction to the advisors to continue to adhere to the CPA:18 Special Committee's position that the cash portion of the merger consideration should be increased by an accrued amount if there were to be a delay of the closing date. Representatives of Morgan Stanley reviewed alternative potential exchange ratios based on various VWAP calculations and the CPA:18 Special Committee selected 0.0978x as its preferred exchange ratio. Finally, the CPA 18: Special Committee and its advisors discussed the current global circumstances resulting from Russia’s invasion of Ukraine and their potential impact on W. P. Carey and CPA:18 Global. After discussion, the CPA:18 Special Committee, with the concurrence of its advisors, determined that the current global circumstances did not make the proposed merger transaction inadvisable if it could be successfully negotiated to a satisfactory conclusion.

On February 27, 2022, representatives of Clifford Chance distributed substantially final versions of the Merger Agreement and ancillary documents to the CPA:18 Special Committee, indicating the resolution of the open issues that had been discussed with the CPA:18 Special Committee at its February 25 and 26, 2022 meetings. Representatives of Morgan Stanley presented their valuation analyses, which were substantially similar to those reviewed with the CPA:18 Special Committee on February 25, 2022.
On February 27, 2022, a meeting of the W. P. Carey board of directors, at which representatives of W. P. Carey’s senior management, BofA Securities and DLA Piper were present, was held via videoconference. Representatives of W. P. Carey’s senior management, representatives of BofA Securities and representatives of DLA Piper summarized the negotiations that had taken place and reviewed the Per Share Merger Consideration to be paid by W. P. Carey. Representatives of DLA Piper reviewed with the W. P. Carey board the terms of the Merger Agreement. Representatives of BofA Securities reviewed with the W. P. Carey board of directors the key financial terms of the Merger. The W. P Carey board discussed the terms of the agreements and the representatives of W. P. Carey management, BofA Securities and DLA Piper answered the W. P. Carey directors’ questions. After discussion and taking into account the factors described under “—W. P. Carey’s Reasons for the Merger,” beginning on page 41, the W. P. Carey board determined by unanimous vote that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable, fair, and in the best interests of W. P. Carey and its stockholders, and approved the Merger Agreement and the transactions contemplated thereby, including the Merger.
On February 27, 2022, the CPA:18 Special Committee held a meeting, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. The CPA:18 Special Committee reviewed the final terms of the proposed transaction and the proposed resolution of all material open issues. The CPA:18 Special Committee then reviewed Morgan Stanley's disclosure of relationships with W. P. Carey and confirmed that the CPA:18 Special Committee was satisfied with the independence of Morgan Stanley. The Morgan Stanley representatives then summarized their updated valuation analyses of CPA:18 – Global, W. P. Carey and the Merger, reviewed the list of third parties initially anticipated to be contacted in the go-shop process, and confirmed that the data room to be used for the go-shop process was populated and ready for use. At the request of the CPA:18 Special Committee, Morgan Stanley then delivered to the CPA:18 Special Committee its oral opinion (subsequently confirmed in writing) that, as of February 27, 2022 and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley's opinion, the Per Share Merger Consideration to be received by the holders of shares of CPA:18 Common Stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of CPA:18 Common Stock (other than W. P. Carey and the holders of Excluded Shares).
The CPA:18 Special Committee then discussed the various benefits and other considerations respecting the proposed transaction, and, after discussion, the CPA:18 Special Committee determined that the Merger, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of CPA:18 – Global and the CPA:18 Stockholders, and that the Merger is fair and reasonable to CPA:18 – Global and on terms and conditions at least as favorable as those available from unaffiliated third parties. The CPA:18 Special Committee also determined that CPA:18 – Global's distribution reinvestment and redemption programs would be suspended until the closing of the Merger, except that special circumstances redemptions in respect of a stockholder who had died or become disabled would continue. By unanimous vote, the CPA:18 Special Committee adopted resolutions making declarations to the same effect and recommended to the CPA:18 – Global board of directors that it adopt resolutions and direct the Merger and the other transactions contemplated by the Merger Agreement to be submitted for consideration at a special meeting of the CPA:18 Stockholders.
Immediately following the CPA:18 Special Committee meeting on February 27, 2022, the board of directors of CPA:18 – Global held a meeting to approve the transaction with W. P. Carey, at which the financial and legal advisors of the CPA:18 Special Committee were also present. Representatives from Clifford Chance described the resolutions that had been adopted by the CPA:18 Special Committee at the meeting prior to the board meeting. The CPA:18 Special Committee informed the board that the Morgan Stanley fairness opinion was for the information of the board as well as the CPA:18 Special Committee. Following deliberations, the CPA:18 – Global board of directors (with the unanimous vote of the independent directors) determined that the Merger, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of CPA:18 – Global and the CPA:18 Stockholders, and that the Merger is fair and reasonable to CPA:18 – Global and on terms and conditions at least as favorable as those available from unaffiliated third parties. The CPA:18 – Global board of directors adopted resolutions making declarations to the same effect, among other resolutions, and directed the Merger and the other transactions contemplated by the Merger Agreement to be submitted for consideration at a special meeting of the CPA:18 Stockholders. Jason E. Fox, a director of each of CPA:18 – Global and W. P. Carey, abstained from voting on the matters.
On Sunday, February 27, 2022, W. P. Carey and CPA:18 – Global executed and delivered the Merger Agreement and certain ancillary documents.
On February 28, 2022, W. P. Carey issued a press release announcing the proposed transaction.
On February 28, 2022, CPA:18 – Global issued a press release announcing the proposed transaction.
Commencing on February 28, 2022, representatives from Morgan Stanley, under the direction of the CPA:18 Special Committee, contacted a total of 19 strategic and financial firms that might have an interest in submitting a proposal to acquire CPA:18 – Global during the go-shop period. These contacts resulted in 5 parties negotiating and entering into confidentiality agreements with CPA:18 – Global and receiving access to the diligence materials in the virtual data room.
On March 4, 2022, the CPA:18 Special Committee held a telephonic meeting, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. The representatives from Morgan Stanley provided an update on the market reaction to the announcement of the proposed transaction and reviewed with the CPA:18 Special Committee the status of the go-shop process.
On March 11, 18, 25, and 31, 2022, the CPA:18 Special Committee held meetings, together with representatives from Morgan Stanley, Clifford Chance and Troutman Pepper. The representatives from Morgan Stanley provided a detailed report on the status of the go-shop process. The go-shop period expired on March 30, 2022. CPA:18 – Global did not receive any proposals for an alternative transaction as of the expiration of the go-shop period.
W. P. Carey's Reasons for the Merger
After careful consideration, W. P. Carey's board of directors, by a vote at a meeting held on February 27, 2022, determined that the Merger is advisable and in the best interests of W. P. Carey and its stockholders, approved the Merger and the Stock Issuance. In its evaluation, the W. P. Carey board of directors consulted with W. P. Carey's senior management and legal and financial advisors, and considered a number of factors that the board of directors believed supported its decision, including the following material factors:
Strategic Benefits
•the Merger is expected to be immediately accretive to the real estate segment of the combined company's Adjusted Funds From Operations ("AFFO") per share;
•the Merger improves W. P. Carey's earnings quality by replacing investment management fee streams with stable, higher-value real estate rental income and increases the percentage of W. P. Carey’s dividend covered by real estate rental income;
•the consummation of the Merger will substantially complete W. P. Carey's long-term strategy to exit the investment management business, simplifying operations and future reporting disclosures;
•given that W. P. Carey and its affiliates act as CPA:18 – Global's advisor and manage the day-to-day activities of CPA:18 – Global, the Merger would not require real estate due diligence that would otherwise occur with an unrelated third party and significantly reduces integration risks;
•the high likelihood that the Merger will be completed in a timely manner given the commitment of both parties to complete the Merger pursuant to their respective obligations under the Merger Agreement, the absence of any significant closing conditions under the Merger Agreement, other than the CPA:18

Stockholder Approval and third-party consents, and the fact that W. P. Carey's obligation to consummate the Merger is not subject to any financing contingency;
•the expectation that, upon completion of the Merger, W. P. Carey’s existing stockholders will own approximately 93% of the W. P. Carey Common Stock;
•provisions in the Merger Agreement including the requirement of CPA:18 – Global to pay W. P. Carey a termination fee if the Merger Agreement is terminated under certain circumstances;
Portfolio Benefits
•CPA:18 – Global owns a high-quality real estate portfolio that is aligned with W. P. Carey's existing portfolio based on asset type, tenant industry and geographic locations;
•the Merger will further increase W. P. Carey’s portfolio diversification and improve certain metrics including decreasing its top ten tenant concentration;
•W. P. Carey will acquire a portfolio of operating self-storage assets that provide compelling opportunities for potential upside;
•as a result of the Merger, the remaining joint ventures between W. P. Carey and CPA:18 – Global on seven properties will be collapsed;
Size and Scale Benefits
•the Merger increases W. P. Carey's size and scale resulting in a combined company equity market capitalization of approximately $15.8 billion and a combined company total enterprise value of approximately $23.4 billion;
•the Merger will further solidify W. P. Carey as one of the largest REITs in the U.S. REIT Index (RMZ);
•the Merger will improve operational efficiency by spreading W. P. Carey's general and administrative expenses over a larger owned real estate asset base;
Balance Sheet Benefits
•the combined company is expected to maintain W. P. Carey's strong and flexible investment-grade balance sheet;
•the Merger is not expected to meaningfully alter balance sheet metrics of W. P. Carey, due to the relative size of CPA:18 – Global and its leverage profile;
•the Merger presents the opportunity for potential interest-cost savings and additional accretion from refinancing opportunities; and
•the Merger is expected to improve W. P. Carey's overall cost of capital and incrementally increase stock liquidity.
W. P. Carey's board of directors also considered the following potentially negative factors in its deliberations concerning the Merger:
•the Merger is expected to lower overall AFFO per share due to the reduction in asset management fees and reimbursements paid by CPA:18 – Global;
•the temporary increase in the ratio of secured debt to gross assets and certain leverage metrics as a result of the Merger;
•the possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of W. P. Carey or CPA:18 – Global;

•the risk that failure to complete the Merger could negatively affect the financial results of W. P. Carey and the price of its common stock;
•the possibility that the value per share for W. P. Carey Stockholders could be reduced immediately following the Merger;
•the substantial costs expected to be incurred in connection with the Merger;
•certain CPA:18 – Global assets have higher risk profiles or may not be aligned with W. P. Carey's long-term investment strategy;
•the obligation of W. P. Carey to pay certain expenses if the Merger is terminated under certain conditions;
•the risk that the efforts necessary to complete the Merger could result in a disruption in the operations of W. P. Carey by, among other things, diverting management focus and other resources of W. P. Carey from operational matters, strategic opportunities and its day-to-day business;
•the risk that certain anticipated benefits of the transaction might not be realized on the expected timeframe or at all; and
•the other relevant factors to W. P. Carey described under the section titled "Risk Factors."
W. P. Carey did not quantify any anticipated cost savings with respect to the Merger since they were expected to be relatively immaterial in light of the size of the overall proposed transaction given that CPA:18 – Global is managed by W. P. Carey, does not have any employees, and has very little in terms of operational costs or overhead aside from the advisory fees paid to W. P. Carey. The foregoing discussion of the factors considered by the W. P. Carey board of directors is not intended to be exhaustive but rather summarizes the material factors considered by the W. P. Carey board of directors.
CPA:18 – Global's Reasons for the Merger
At a meeting on February 27, 2022, the CPA:18 – Global board of directors (with the unanimous vote of the independent directors) and the CPA:18 Special Committee adopted resolutions declaring that the Merger is (A) advisable and in the best interests of CPA:18 – Global and the stockholders of CPA:18 – Global, (B) fair and reasonable to CPA:18 – Global and (C) on terms and conditions at least as favorable as those available from unaffiliated third parties, and directing that the Merger be submitted for consideration at a special meeting of the CPA:18 Stockholders. Jason E. Fox, a director of each of CPA:18 – Global and W. P. Carey, abstained from voting on the matters. In making their determination, the CPA:18 – Global board of directors and the CPA:18 Special Committee considered a variety of factors, including:
•the expectation that the proposed transaction with W. P. Carey will provide liquidity to CPA:18 – Global's stockholders by delivering to them cash and shares in a publicly traded company with a broad stockholder base, and with no lock-ups or other restrictions on transfer on the shares;
•the Per Share Merger Consideration implies a premium of 17% and 15% to CPA:18 – Global's most recently published estimated NAV per share of $9.07 at September 30, 2021, based on the closing price of W. P. Carey Common Stock of $77.66 on February 25, 2022 (the last trading day prior to the announcement of the Merger) and the 3-day volume-weighted average price of $76.17 for the three days ending on and including February 25, 2022, respectively;
•the dividend that the CPA:18 Stockholders will receive on the stock consideration, based on W. P. Carey's existing dividend rate will be slightly increased;
•the cash portion of the Per Share Merger Consideration is fixed and won't decline based on declines in the price of W. P. Carey Common Stock;

•the expectation that the combined company will be among the largest publicly traded REITs with an expected enterprise value of approximately $23.4 billion and total market capitalization of approximately $15.7 billion, and a more diversified portfolio of approximately 1,338 properties with 164 million square feet of corporate real estate leased to approximately 380 companies around the world; as a result of its larger size and enhanced balance sheet, the combined company is expected to have greater operating and financial flexibility and better access to capital markets with a lower cost of capital than CPA:18 – Global on a standalone basis;
•subject to the discussion below regarding the receipt of cash consideration, the receipt of the stock consideration in the Merger will be tax-deferred to CPA:18 Stockholders, until such time as such shares of W. P. Carey are sold;
•the CPA:18 – Global board of directors and the CPA:18 Special Committee each concluded, after consideration and review with its legal and financial advisors, that the transaction with W. P. Carey was superior to other possible liquidity alternatives for a number of reasons, including the view that:
◦the current opportunities for an initial public offering or a public listing are not favorable, particularly for diversified REITs that are externally managed;
◦it could be challenging to retain a management team in order to pursue a listing as an internally managed REIT;
◦a sale of CPA:18 – Global's entire portfolio to unrelated third parties may involve difficulties in obtaining consents from lenders and may require Advisor Closing Amounts;
◦there was a low probability that a third party would have the desire or ability to merge with CPA:18 – Global or otherwise acquire its entire portfolio and related debt at a value comparable to the proposed Merger, including as a result of the large size and diversified nature of the portfolio in addition to the joint interests of CPA:18 and W. P. Carey (and the lack of response from third parties during a go-shop period, which confirmed this view);
◦a liquidation over an extended period would require CPA:18 – Global to continue to incur expenses, including fixed operating expenses that are not tied to the size of CPA:18 – Global's asset base, which would reduce the total net amount realized from the liquidation; and
◦the costs associated with separate sales of each property could become significant, thus decreasing returns to CPA:18 Stockholders;
•after the proposed transaction, the combined company would have greater geographic diversification and greater tenant diversification than CPA:18 – Global on a standalone basis, which could provide the combined company with greater cash flow stability;
•the CPA:18 – Global board of directors and the CPA:18 Special Committee each believe that the quality of the combined company's earnings will be improved by the Merger because substantially all of the combined company's AFFO will come from recurring real estate income; this improvement may result in the combined company trading at a higher multiple of earnings;
•the projected payout ratio will decrease, resulting in dividends of a higher quality, which may result in greater dividend growth over time than without the Merger;
•CPA:18 Stockholders will have ownership of approximately 7% of the combined company, and continued ownership of shares in the combined company will provide the opportunity for CPA:18 Stockholders to benefit from potential increases in the price of W. P. Carey Common Stock after the closing date;
•there is no active public trading market for CPA:18 Common Stock and CPA:18 – Global's redemption plan includes numerous restrictions that limit CPA:18 Stockholders' ability to sell their shares to CPA:18 – Global, and the price received for any CPA:18 Common Stock pursuant to CPA:18 – Global's redemption plan (assuming such redemption is available) would be at a 7% discount to CPA:18 – Global's estimated NAV per share of $9.07 at September 30, 2021 (absent it being a special circumstances redemption);
•the Per Share Merger Consideration and the other terms of the Merger Agreement resulted from arm's length negotiations between the CPA:18 Special Committee and W. P. Carey, with the assistance of their respective advisors;
•W. P. Carey will continue to be self-managed, thereby eliminating the external advisory structure under which CPA:18 – Global presently operates;
•the ability of CPA:18 – Global under the Merger Agreement, during the go-shop period, to seek acquisition proposals from third parties;
•the ability of CPA:18 – Global under the Merger Agreement, after the go-shop period, to engage in negotiations with third parties in response to unsolicited acquisition proposals under certain circumstances;
•the ability of CPA:18 – Global to terminate the Merger Agreement to accept a superior proposal prior to the time that the CPA:18 Stockholders approve the Merger, subject to payment of a termination fee of $15.7 million (1.0% of the equity value of the Merger) for a transaction with a qualified third party pursuant to the go-shop procedures and $47.0 million (3.0% of the equity value of the Merger) for a transaction with a third party as a result of an unsolicited offer outside the go-shop procedures;
•the fact that, in the event that the Merger Agreement is terminated in connection with a superior competing transaction, the termination fee is fully creditable against the Advisor Closing Amounts payable to W. P. Carey;
•the ability of the CPA:18 Special Committee to withdraw or modify its recommendation of the Merger under certain circumstances, subject to the payment of the applicable termination fee;
•W. P. Carey's agreement that no disposition fees will be payable to it in the event of a transaction with a third party;
•the high likelihood that the Merger will be completed in a timely manner;
•CPA:18 – Global's right under the Merger Agreement to seek to enforce specifically the terms of the Merger Agreement, including the Merger;
•the oral opinion rendered to the CPA:18 Special Committee by Morgan Stanley, which was subsequently confirmed in writing by delivery of a written opinion to the CPA:18 Special Committee that, as of February 27, 2022, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley's opinion, the Per Share Merger Consideration to be received by the holders of shares of CPA:18 Common Stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of CPA:18 Common Stock (other than W. P. Carey and the holders of the Excluded Shares); and
•the Merger is subject to the approval of CPA:18 Stockholders who therefore have the option to reject the Merger.
The CPA:18 – Global board of directors and the CPA:18 Special Committee also considered a number of potentially negative factors about the Merger, including:
•the challenges inherent in the combination of two business enterprises that are the size of CPA:18 – Global and W. P. Carey and the risks and costs to CPA:18 – Global if the Merger does not close;

•the possibility that the transaction with W. P. Carey would not be completed or may be delayed, and the possible adverse effects on the future liquidity options for CPA:18 – Global that might result if the proposed transaction with W. P. Carey were announced and not completed;
•the risk that a different liquidity alternative or a decision not to enter into a current liquidity transaction could ultimately have been more beneficial to CPA:18 Stockholders than the proposed transaction with W. P. Carey;
•the restrictions in the Merger Agreement on the solicitation of a competing transaction after the go-shop period and the requirement under the Merger Agreement that CPA:18 – Global pay W. P. Carey a termination fee of either $15.7 million (1.0% of the equity value of the Merger) or $47.0 million (3.0% of the equity value of the Merger) depending on the circumstances (which, in each case, would be credited against the Advisor Closing Amounts), which may deter third parties from making a competing offer for CPA:18 – Global prior to completion of the Merger;
•the risk that W. P. Carey may exercise its right under the Merger Agreement to cause CPA:18 – Global or any subsidiary of CPA:18 – Global to enter into a definitive agreement to sell, or to sell, without the separate consent of the CPA:18 Special Committee, certain specified properties permitted to be sold after the go-shop period and before the closing of the Merger;
•the risk that W. P. Carey may exercise its right under the Merger Agreement to defer the closing date in order to first complete the sale of CPA:18 – Global's Iberian student housing portfolio;
•the fact that the Exchange Ratio is fixed, meaning that there is no walk-away/termination right as a result of declines in W. P. Carey's stock price before the closing of the Merger;
•the fact that CPA: 18-Global Stockholders will not receive future dividends on the cash portion of the Per Share Merger Consideration;
•the risk that the anticipated strategic and financial benefits of the Merger may not be fully realized;
•the risk that the price of W. P. Carey common stock will decline after the closing date;
•the risk that the dividend of W. P. Carey will decline after the closing date;
•the expenses to be incurred in connection with pursuing the Merger;
•the restrictions in the Merger Agreement on the conduct of CPA:18 – Global's business between the date of the Merger Agreement and the date of the consummation of the proposed Merger; and
•the other relevant factors to CPA:18 – Global described under the section titled "Risk Factors."
The foregoing discussion of the factors considered by the CPA:18 – Global board of directors and the CPA:18 Special Committee is not intended to be exhaustive but rather summarizes the material factors considered by the CPA:18 – Global board of directors and the CPA:18 Special Committee. In view of the wide variety of factors considered, the CPA:18 – Global board of directors and the CPA:18 Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual directors may have given different weights to different factors. The CPA:18 – Global board of directors and the CPA:18 Special Committee considered the positive and negative factors relating to the Merger and the related transactions and believed the negative factors to be materially outweighed by the positive factors.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF CPA:18 – GLOBAL
The CPA:18 Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the Merger. The CPA:18 Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of the business and affairs of CPA:18 – Global. As part of this engagement, the CPA:18 Special Committee requested that Morgan Stanley evaluate the fairness from a financial point of view of the Per Share Merger Consideration to the holders of shares of CPA:18 Common Stock (other than W. P. Carey and the shares held by W. P. Carey or any subsidiary of W. P. Carey (which shares we refer to as Excluded Shares)). On February 27, 2022, at a meeting of the CPA:18 Special Committee, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing by delivery of a written opinion to the CPA:18 Special Committee, dated February 27, 2022, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Per Share Merger Consideration to be received by the holders of shares of CPA:18 Common Stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of CPA:18 Common Stock (other than W. P. Carey and the holders of the Excluded Shares).
The full text of the written opinion of Morgan Stanley, dated February 27, 2022, is attached to this proxy statement/prospectus as Annex B, and is hereby incorporated by reference into this proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to, and should, read Morgan Stanley’s opinion and this section summarizing Morgan Stanley’s opinion carefully and in their entirety. Morgan Stanley’s opinion was directed to the CPA:18 Special Committee, in its capacity as such, and addressed only the fairness from a financial point of view of the Per Share Merger Consideration to the holders of shares of CPA:18 Common Stock (other than W. P. Carey and the holders of the Excluded Shares), as of the date of the opinion, and did not address any other aspects or implications of the Merger. It was not intended to, and does not, constitute advice or a recommendation to any stockholder of CPA:18 – Global as to how to act or vote in connection with any of the transactions contemplated by the Merger Agreement. Morgan Stanley’s opinion did not in any manner address the prices at which the W. P. Carey Common Stock will trade following consummation of the Merger or at any time.
In connection with rendering its opinion, Morgan Stanley, among other things:
•reviewed certain publicly available financial statements and other business and financial information of CPA:18 – Global and W. P. Carey, respectively;
•reviewed certain internal financial statements and other business, financial and operating data, concerning CPA:18 – Global and W. P. Carey, respectively;
•reviewed certain financial projections prepared by the management of CPA:18 – Global;
•reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of CPA:18 – Global;
•discussed the past and current operations and financial condition and the prospects of CPA:18 – Global, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of CPA:18 – Global;
•discussed the prospects of W. P. Carey, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of W. P. Carey;
•reviewed the pro forma impact of the Merger on W. P. Carey’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

•reviewed the reported prices and trading activity for W. P. Carey Common Stock;
•compared the financial performance of CPA:18 – Global with that of certain other publicly-traded companies comparable with CPA:18 – Global, and their securities;
•reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•participated in certain discussions and negotiations among representatives of CPA:18 – Global and W. P. Carey and their financial and legal advisors;
•reviewed the Merger Agreement and certain related documents; and
•performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.
In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by CPA:18 – Global and W. P. Carey, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of CPA:18 – Global and W. P. Carey of the future financial performance of CPA:18 – Global and W. P. Carey. In addition, Morgan Stanley assumed that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of CPA:18 – Global and W. P. Carey of: (i) the strategic, financial and other benefits expected to result from the Merger; and (ii) the timing and risks associated with the integration of CPA:18 – Global and W. P. Carey. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith, including, without limitation, any terms, aspects or implications of any related transactions. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of W. P. Carey and CPA:18 – Global and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of CPA:18 – Global’s officers, directors or employees, or any class of such persons, relative to the Per Share Merger Consideration to be received by the holders of shares of CPA:18 Common Stock in the transaction (other than W. P. Carey and the holders of the Excluded Shares). Morgan Stanley was advised by the CPA:18 Special Committee that W. P. Carey has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its formation as a REIT and Morgan Stanley has assumed that the Merger will not adversely affect such status or operations of W. P. Carey. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of CPA:18 – Global or W. P. Carey, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to Morgan Stanley as of February 27, 2022. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving CPA:18 – Global, nor did Morgan Stanley negotiate with any of the parties, other than W. P. Carey.
Summary of Financial Analyses of Morgan Stanley
The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its opinion letter to the CPA:18 Special Committee, dated February 27, 2022. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.
In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the managements of CPA:18 – Global and W. P. Carey and that are referred to in this proxy statement/prospectus as the “financial projections,” and extrapolations of such financial projections, as described in greater detail in the section of this proxy statement/prospectus titled “Prospective Financial Information,” and certain financial projections based on Wall Street research.
Dividend Discount Analysis
Morgan Stanley performed a dividend discount analysis to calculate a range of implied present values of the future forecasted dividends and an estimated “terminal value” for CPA:18 Common Stock. The range was determined by adding:
•the present value (as of December 31, 2021) of estimated future dividends for CPA:18 – Global over a period of 60 months from January 1, 2022 to December 31, 2026 based on CPA:18 – Global’s projected estimated dividends per share for those periods; and
•the present value (as of December 31, 2021) of an estimated “terminal value” of CPA:18 Common Stock at the end of the year 2026.
In performing its analysis, Morgan Stanley used a discount rate of 8.3% to 10.3%, derived from a cost of equity calculation utilizing the capital asset pricing model. The terminal value for CPA:18 Common Stock was calculated by applying a selected range of terminal AFFO multiples of 16.0x to 18.0x, the midpoint of which was based on comparing the weighted average of historical next twelve months (NTM) AFFO trading multiples over the last ten years of CPA:18 – Global’s Net Lease and Self-Storage REIT Peers, to Morgan Stanley’s calculation of estimated 2027 AFFO per share of CPA:18 – Global of $0.58. CPA:18 – Global’s Net Lease REIT Peers consisted of Broadstone Net Lease, Inc., Lexington Realty Trust, STAG Industrial, Inc., and W. P. Carey. CPA:18 – Global’s Self-Storage REIT peers include CubeSmart, Extra Space Storage Inc., Life Storage, Inc., National Storage Affiliates Trust, and Public Storage. This analysis resulted in the following implied per share equity value range for CPA:18 – Global:
Implied Per Share Equity Value Reference Range
$8.50 to $9.92
Comparable Public Companies Analysis
Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded.

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for CPA:18 – Global and financial projections with corresponding current and historical financial information, certain financial projections based on Wall Street research reports, ratios and public market multiples for selected companies that, based on Morgan Stanley’s professional judgment and experience, share similar business characteristics and have certain comparable operating characteristics. The companies that were reviewed in connection with this analysis were CPA:18 – Global’s Diversified Peers, Office / Industrial Peers and Self-Storage Peers.
For purposes of this analysis, Morgan Stanley calculated and analyzed the following statistics of each of CPA:18 – Global’s Diversified Peers, Office / Industrial Peers and Self-Storage Peers, based on the closing share prices on February 25, 2022 (the date of Morgan Stanley’s valuation analysis of CPA:18 – Global) and publicly available financial data, for comparison purposes:
•such company’s estimated AFFO for calendar year 2022, based on publicly available equity research estimates;
•such company’s estimated gross asset value, or GAV, based on publicly available equity research estimates;
•such company’s estimated net asset value, or NAV, based on publicly available equity research estimates;
•the ratios of such company’s share price to estimated 2022 AFFO, estimated GAV and estimated NAV.
Morgan Stanley then used these multiple ranges to derive separate implied per share equity value reference ranges for CPA:18 – Global using each of the metrics reviewed by applying the range derived from the comparable companies for each metric to the corresponding CPA:18 – Global metric, as provided by CPA:18 – Global’s management.
Below are descriptions of the adjustments made to determine adjusted GAV and adjusted NAV for these metrics:
Adjusted Gross Asset Value
Morgan Stanley reviewed the GAV estimates of CPA:18 – Global’s assets prepared and published by Robert A. Stanger & Co., Inc. (“Stanger”) and adjusted that estimate for other factors not included in their estimate, which adjustments were approved by the CPA:18 Special Committee. The Stanger GAV estimate was $2.468 billion (as of September 30, 2021). Morgan Stanley then adjusted this estimate to reflect the estimated impact (pursuant to data provided by CPA:18 – Global’s management) of the Iberian student housing portfolio call option (as described in further detail on page 59 of this proxy statement/prospectus), planned dispositions of certain of CPA:18 – Global’s assets during the fourth (4th) quarter of fiscal year 2021 and the first (1st) quarter of fiscal year 2022, and impairment charges during the fourth (4th) quarter of fiscal year 2021 to devise an adjusted GAV estimate of $2.443 billion.
Adjusted Net Asset Value
Morgan Stanley reviewed the NAV estimates for shares of CPA:18 Common Stock prepared and published by Stanger and adjusted that estimate for other factors not included in their estimate, which adjustments were approved by the CPA:18 Special Committee. The Stanger NAV estimate for shares of CPA:18 Common Stock was $9.07 (as of September 30, 2021). Morgan Stanley then adjusted this estimate to reflect the estimated impact (pursuant to data provided by CPA:18 – Global’s management) of the Iberian student housing portfolio call option (as described in further detail on page 59 of this proxy statement/prospectus), redemptions of the CPA:18 Common Stock during the fourth (4th) quarter of fiscal year 2021, planned dispositions of certain of CPA:18 – Global’s assets during the fourth (4th) quarter of fiscal year 2021 and the first (1st) quarter of fiscal year 2022, impairment charges during the fourth (4th) quarter of fiscal year 2021, and change in share count attributable to CPA:18 – Global’s dividend reinvestment plan (“DRIP”) and as payment for W. P. Carey asset management fees to devise an adjusted NAV estimate of $9.01 per share of CPA:18 Common Stock.

The following table reflects the results of this analysis:

	CPA:18 – Global Metric	Range		Implied Share Price
		Low	High	Low	High
2022E AFFOx (Leverage-adjusted)	$0.50	17.7x	20.4x	$9.07	$10.46
% Premium / (Discount) to Adj. GAV	$2,443	(1.4%)	2.8%	$8.78	$9.46
% Premium / (Discount) to Adj. NAV	$9.01	(2.5%)	3.8%	$8.79	$9.35
Based on this analysis, Morgan Stanley derived the following implied per share equity value reference ranges for CPA:18 – Global:
Implied Per Share Equity Value Reference Range – 2022E AFFOx (Leverage-adjusted)
$9.07 to $10.46
Implied Per Share Equity Value Reference Range – % Premium / (Discount) to Adj. GAV
$8.78 to $9.46
Implied Per Share Equity Value Reference Range – % Premium / (Discount) to Adj. NAV
$8.79 to $9.35
No company utilized in the comparable company analysis is identical to CPA:18 – Global. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond CPA:18 – Global’s control. These include, among other things, the impact of competition on CPA:18 – Global and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of CPA:18 – Global, the industry, or the financial markets in general. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company data.
General
Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of CPA:18 – Global or W. P. Carey.
In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond CPA:18 – Global’s or W. P. Carey’s control. These include, among other things, the impact of competition on CPA:18 – Global’s businesses and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of CPA:18 – Global, W. P. Carey and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Per Share Merger Consideration pursuant to the Merger Agreement to the holders of shares of CPA:18 Common Stock (other than W. P. Carey and the holders of the Excluded Shares) and in connection with the delivery of its opinion as of February 27, 2022, to the CPA:18 Special Committee. These

analyses do not purport to be appraisals or to reflect the prices at which shares of W. P. Carey Common Stock might actually trade.
The Per Share Merger Consideration was determined through negotiations on an arms-length basis between the CPA:18 Special Committee and the Board of Directors of W. P. Carey and was unanimously approved by each of CPA:18 – Global’s Board of Directors, following the unanimous recommendation of the CPA:18 Special Committee, and W. P. Carey’s Board of Directors. Morgan Stanley provided advice to the CPA:18 Special Committee during these negotiations but did not, however, recommend any specific consideration to the CPA:18 Special Committee, nor did Morgan Stanley opine that any specific consideration to be received by CPA:18 – Global’s stockholders constituted the only appropriate consideration for the Merger.
Morgan Stanley’s opinion and its presentation to the CPA:18 Special Committee was one of many factors taken into consideration by the CPA:18 Special Committee in deciding to recommend to CPA:18 – Global’s Board of Directors to approve and adopt the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the recommendation of the CPA:18 Special Committee, with respect to the consideration to be received by CPA:18 – Global’s stockholders pursuant to the Merger Agreement or of whether the CPA:18 Special Committee would have been willing to agree to a different form or amount of consideration.
Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.
Morgan Stanley’s opinion was not intended to, and does not, express an opinion or a recommendation as to how any stockholder of CPA:18 – Global should act or vote in connection with any of the transactions contemplated by the Merger Agreement. Morgan Stanley’s opinion did not address any other aspect of the Merger, including the prices at which shares of W. P. Carey Common Stock will trade following consummation of the Merger or at any time.
Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of W. P. Carey, CPA:18 – Global or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.
Under the terms of its engagement letter, Morgan Stanley provided the CPA:18 Special Committee with financial advisory services and a financial opinion, and CPA:18 – Global has agreed to pay Morgan Stanley an aggregate fee of $6,000,000, of which $1,500,000 was payable upon CPA:18 – Global entering into a definitive agreement with respect to the Merger and $4,500,000 is payable upon the closing of the Merger. In addition, the engagement letter provides for an additional fee of up to $4,000,000 payable in the sole discretion of the CPA:18 Special Committee based on performance. CPA:18 – Global has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, CPA:18 – Global has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, relating to or arising out of Morgan Stanley’s engagement.
In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not provided financial advisory or financing services for CPA:18 – Global or W. P. Carey for which it received any fees. Morgan Stanley and its affiliates may seek to provide financial advisory and financing services to CPA:18 – Global and W. P. Carey and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

PROSPECTIVE FINANCIAL INFORMATION
W. P. Carey does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. Certain unaudited prospective financial information for both W. P. Carey and CPA:18 – Global was provided to W. P. Carey's board of directors and CPA:18 – Global's Special Committee in connection with the evaluation of the Merger. This unaudited prospective financial information also was provided to the financial advisors to W. P. Carey and CPA:18 – Global's Special Committee. The inclusion of this information should not be regarded as an indication that any of W. P. Carey, CPA:18 – Global, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Neither W. P. Carey nor CPA:18 – Global can give any assurance that their forecasted results will be achieved.
The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year.
The following table presents selected unaudited prospective financial data for the fiscal years ending December 31, 2022 through December 31, 2024 for W. P. Carey on a standalone basis.

	Years Ending December 31,
($ in millions)	2022 E	2023 E	2024 E
Net Operating Income (NOI)	$1,274	$1,364	$1,430
AFFO	$1,014	$1,075	$1,132
The following table presents selected unaudited prospective financial data for the fiscal years ending December 31, 2022 through December 31, 2024 for CPA:18 – Global on a standalone basis.

	Years Ending December 31,
($ in millions)	2022 E	2023 E	2024 E
Net Operating Income (NOI)	$154	$156	$149
Adjusted MFFO	$95	$79	$80
W. P. Carey and CPA:18 – Global calculate certain non-GAAP financial metrics using different methodologies. Consequently, the financial metrics presented in each company's prospective financial information disclosures may not be directly comparable to one another. For purposes of the unaudited prospective financial information presented herein, NOI is calculated as contractual rental revenues and other real estate–related income, less associated property expenses and reserves on a pro rata basis. Additionally, CPA:18 – Global has historically reported modified funds from operation, referred to herein as Adjusted MFFO, as a non-GAAP supplemental financial performance measure. W. P. Carey modifies the NAREIT computation of FFO to include other adjustments to GAAP net income in order to adjust for certain non-cash charges such as amortization of real estate-related intangibles, deferred income tax benefits and expenses, straight-line rent and related reserves, other non-cash rent adjustments, non-cash allowance for credit losses on loans receivable and direct financing leases, stock-based compensation, non-cash environmental accretion expense, amortization of discounts and premiums on debt, and amortization of deferred financing costs. Additionally, W. P. Carey excludes non-core income and expenses such as gains or losses from extinguishment of debt, and merger and acquisition expenses. W. P. Carey also excludes realized and unrealized gains/losses on foreign exchange transactions (other than those realized on the settlement of foreign currency derivatives), which are not considered fundamental attributes of its business plan and do not affect its overall long-term operating performance. W. P. Carey refers to its modified definition of FFO as AFFO and employs AFFO as one measure of its operating performance when it formulates corporate goals and evaluates the effectiveness of its strategies. CPA:18 – Global modifies the NAREIT computation of FFO in accordance with the guidelines and definition of MFFO of the IPA, an industry trade group. In calculating MFFO, CPA:18 – Global excludes acquisition-related expenses, amortization of above- and below-market leases, fair value adjustments or derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. CPA:18 – Global refers to its modified definition of FFO as MFFO and further adjusts MFFO for deferred income tax expenses and benefits, which are non-cash items that may cause short-term fluctuations in net income but have no impact on current period cash flows and for realized gains/losses on the settlement of foreign currency derivatives as they are a fundamental part of our operations in that they help us manage the foreign currency exposure we have associated with cash flows from our international investments. CPA:18 – Global employs MFFO, adjusted as one measure of its operating performance when it formulates corporate goals and evaluates the effectiveness of its strategies. Each of W. P. Carey and CPA:18 – Global excludes these items from GAAP net income as they are not the primary drivers in its decision-making process. Each of W. P. Carey's and CPA:18 – Global's assessment of its respective operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. As a result, W. P. Carey believes that AFFO, and CPA:18 – Global believes Adjusted MFFO, is a useful supplemental measure for investors to consider because it will help them to better understand and measure the performance of W. P. Carey's and CPA:18 – Global's respective business over time without the potentially distorting impact of these short-term fluctuations.
In preparing the foregoing unaudited projected financial information, W. P. Carey and CPA:18 – Global made a number of assumptions regarding, among other things, interest rates, corporate financing activities, annual dividend levels, occupancy and customer retention levels, changes in rent, the amount, timing and cost of existing and planned development properties, lease-up rates of existing and planned developments, the amount and timing of asset sales and asset acquisitions, including the return on those acquisitions, the amount of income taxes paid, and the amount of general and administrative costs. W. P. Carey also determined that the Merger does not meet the significance thresholds as defined by Rule 3-05 of Regulation S-X.
The assumptions made in preparing the above unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under "Risk Factors" beginning on page 25 and "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 32, all of which are difficult to predict and many of which are beyond the control of W. P. Carey and CPA:18 – Global and will be beyond the control of the combined company. The projected results and underlying assumptions may not be realized and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the Merger is completed.
The prospective financial information included herein has been prepared by, and is the responsibility of, the management of W. P. Carey and CPA:18 – Global. PricewaterhouseCoopers LLP, the independent registered accounting firm of W. P. Carey and CPA:18 – Global, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this document relate to W. P. Carey’s and CPA:18 – Global's previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.
Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth herein. No representation is made by W. P. Carey, CPA:18 – Global or any other person to any W. P. Carey Stockholder or any CPA:18 – Global Stockholder regarding the ultimate performance of W. P. Carey compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future events, and such information should not be relied on as such. This unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view towards compliance with GAAP or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

W. P. CAREY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

POTENTIAL CONFLICTS OF INTEREST
A number of conflicts of interest are inherent in the relationship between W. P. Carey and CPA:18 – Global. In considering the recommendation of the board of directors of CPA:18 – Global to approve the Merger, CPA:18 Stockholders should be aware that potential conflicts of interest exist because W. P. Carey and its affiliates serve as the advisor for CPA:18 – Global, the companies share common management, and the officers and directors of W. P. Carey and CPA:18 – Global may have certain interests in the proposed transactions that are different from or in addition to the interests of CPA:18 Stockholders generally. The board of directors of CPA:18 – Global recognized these conflicts and additional interests and the need to independently determine that the Merger is in the best interests of CPA:18– Global and the CPA:18 Stockholders. Therefore, the board of directors of CPA:18 – Global formed a special committee comprised entirely of independent directors, and the CPA:18 Special Committee engaged its own independent legal and financial advisors. Certain of these potential conflicts and interests are highlighted below.
Advisory Relationship and Common Management
W. P. Carey's subsidiary, CAM, and its affiliates serve as the external advisor for CPA:18 – Global. Additionally, the executive management of CPA:18 – Global is comprised of the same individuals as the executive management of W. P. Carey. W. P. Carey, in its role as advisor to CPA:18 – Global, performed an initial review of potential liquidity alternatives for CPA:18 – Global. In addition, the CPA:18 Special Committee's financial advisor relied, in part, on financial information and property information provided by W. P. Carey in conducting their respective analyses.
To help alleviate potential conflicts, the board of directors of CPA:18 – Global created the CPA:18 Special Committee. The CPA:18 Special Committee was delegated the sole authority to negotiate the terms of a transaction and to make a recommendation to the full board of directors, which could include a recommendation to reject any transaction. The CPA:18 Special Committee was authorized to retain its own legal and financial advisors. The CPA:18 – Global board of directors appointed all of its independent directors to the CPA:18 Special Committee.
Fees Payable by CPA:18 – Global to Its Advisor and Other Affiliates of W. P. Carey in Connection with the Merger
Conditioned upon the closing of the transactions contemplated by the Merger Agreement, W. P. Carey has waived all rights to receive any and all Advisor Closing Amounts. In addition, W. P. Carey will receive no disposition fees in respect of the consummation of the Merger.
W. P. Carey and its affiliates will continue to receive any and all fees and distributions accrued pursuant to the CPA:18 Advisory Agreements and the CPA:18 LP Agreement prior to the closing of the Merger. At December 31, 2021, W. P. Carey had accrued and unpaid fees of approximately $1.1 million pursuant to the CPA:18 Advisory Agreements. During the twelve months ended December 31, 2021, W. P. Carey earned approximately $12.5 million in asset management fees and $7.3 million in Special General Partner distributions from CPA:18 – Global.
If the Merger Agreement is terminated in connection with a CPA:18 Superior Competing Transaction, W. P. Carey may be entitled to receive a termination fee and the Advisor Closing Amounts, subject to a credit of the lesser of the termination fee paid and the Special GP Amount. See the section titled "The Merger Agreement" beginning on page 97.
Ownership of CPA:18 – Global Shares
As of April 27, 2022 (the "CPA:18 Record Date"), W. P. Carey and its subsidiaries, and its directors and executive officers, owned 8,556,733 shares of CPA:18 Common Stock in the aggregate (equal to approximately 5.7% of the outstanding shares of CPA:18 Common Stock). As of the CPA:18 Record Date, the directors of CPA:18 – Global beneficially owned 76,223 shares of CPA:18 Common Stock in the aggregate, representing less than 1.0% of the outstanding shares of CPA:18 Common Stock. Pursuant to CPA:18 – Global's organizational documents: (i) its directors, its advisor and any of their affiliates owning shares of CPA:18 Common Stock may not vote or consent on the Merger because the Merger is a transaction between CPA:18 – Global and affiliates of its advisor; and (ii) for the purpose of determining the requisite percentage in interest of shares of CPA:18 Common Stock necessary to approve the Merger, any such shares owned by CPA:18 – Global's directors, its advisor or any of their affiliates will be deemed not entitled to cast votes on the matter and will not be included in making such determination. Accordingly, shares of CPA:18 Common Stock owned by any CPA:18 – Global director, W. P. Carey and any of their affiliates will not be taken into account in determining whether the proposal relating to the Merger receives the requisite approval. Each share of CPA:18 Common Stock that is owned by W. P. Carey or any W. P. Carey subsidiary immediately prior to the effective time of the Merger will automatically be cancelled and retired and cease to exist without any conversion thereof or payment therefor.
Combined Company Board of Directors
The directors and officers of W. P. Carey immediately prior to the effective time of the Merger will continue to be the directors and officers of W. P. Carey after the Merger. During the twelve months ended December 31, 2021, the directors of W. P. Carey as a group received cash and equity compensation of $2.5 million. For additional information regarding the directors and executive officers of W. P. Carey following the Merger, please refer to W. P. Carey's definitive proxy statement on Schedule 14A for its 2022 annual meeting of stockholders filed with the SEC on March 28, 2022, which is incorporated into this proxy statement/prospectus by reference.
Joint Ventures and Other Transactions with Affiliates
W. P. Carey, CPA:18 – Global and Carey European Student Housing Fund I, L.P. (“CESH”) share leased office space used for the administration of their operations. Rental and occupancy related costs are allocated among the parties and their affiliates based on their respective advisory agreements.
As of December 31, 2021, W. P. Carey and CPA:18 – Global owned interests ranging from 5% to 99% in jointly owned investments in real estate, with the remaining interests held by affiliates or third parties.

INFORMATION ABOUT W. P. CAREY
Set forth below is a description of the business of W. P. Carey. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms "we," "us" or "our" refer to W. P. Carey and its consolidated subsidiaries and predecessors.
W. P. Carey Inc. (“W. P. Carey”), together with our consolidated subsidiaries and predecessors, is an internally-managed diversified REIT and a leading owner of commercial real estate, net-leased to companies located primarily in the United States and Northern and Western Europe on a long-term basis. The vast majority of our revenues originate from lease revenue provided by our real estate portfolio, which is comprised primarily of single-tenant industrial, warehouse, office, retail, and self-storage facilities that are critical to our tenants’ operations. Our portfolio is comprised of 1,304 properties, net-leased to 352 tenants in 24 countries. As of December 31, 2021, approximately 63% of our contractual minimum annualized base rent (“ABR”) was generated by properties located in the United States and approximately 35% was generated by properties located in Europe. As of that same date, our portfolio included 20 operating properties, comprised of 19 self-storage properties and one hotel.
We also earn fees and other income by managing the portfolios of two remaining non-traded investment programs through our investment management business. At December 31, 2021, we were the advisor to (i) CPA:18 – Global and (ii) CESH, a limited partnership formed for the purpose of developing, owning, and operating student housing properties and similar investments in Europe; we refer to CPA:18 – Global and CESH collectively as the “Managed Programs.” We no longer sponsor new investment programs.
At December 31, 2021, we had 183 full-time employees, 129 of which were located in the United States and 54 of which were located in Europe. For additional information about us, please see our SEC filings, which are incorporated by reference into this proxy statement/prospectus and are available on the SEC's website at www.sec.gov, and on our website at www.wpcarey.com. Our website also offers investors press releases, financial filings and other information about us. The SEC's website also offers access to reports and documents that we have electronically filed with or furnished to the SEC. These website addresses are not intended to function as hyperlinks, and the information contained on our website and in the SEC's website is not intended to be a part of this proxy statement/prospectus.

INFORMATION ABOUT CPA:18 – GLOBAL
Set forth below is a description of the business of CPA:18 – Global. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms "we," "us" or "our" refer to CPA:18 – Global and its consolidated subsidiaries and predecessors.
General Development of Business
Corporate Property Associates 18 – Global Incorporated (“CPA:18 – Global”) and, together with its consolidated subsidiaries, we, us, or our, is a publicly owned, non-traded REIT that invests in a diversified portfolio of income-producing commercial properties net-leased to companies, both domestically and outside the United States. In addition, our portfolio includes operating self-storage and student housing investments. As a REIT, we are not subject to U.S. federal income taxation with respect to the portion of our income that is distributed annually to our stockholders as long as we satisfy certain requirements, principally relating to the nature of our income and the level of our distributions, among other factors. We conduct substantially all of our investment activities and own all of our assets through CPA:18 Limited Partnership, a Delaware limited partnership, which is our Operating Partnership. In addition to being a general partner and a limited partner of the Operating Partnership, we also own a 99.97% capital interest in the Operating Partnership. WPC–CPA:18 Holdings, LLC (“CPA:18 Holdings” or the “Special General Partner”), a subsidiary of our sponsor, W. P. Carey Inc. (“W. P. Carey”), holds the remaining 0.03% special general partner interest in the Operating Partnership.
Narrative Description of Business
Business Objectives and Strategy
Our primary business objectives are to provide attractive risk-adjusted returns for our stockholders, seek investments with potential for capital appreciation, use leverage to enhance returns on our investments, and generate sufficient cash flow over time to provide investors with increasing distributions. Our business operates in three reportable business segments: Net Lease, Self Storage, and Other Operating Properties.
Our investment strategy primarily focuses on owning and managing a diverse portfolio of commercial real estate that is net-leased to credit-worthy companies. Net-leased properties generally require the tenant to pay substantially all of the costs associated with operating and maintaining the property (such as real estate taxes, insurance, and facility maintenance), and compared to other types of real estate investments, typically produce a more predictable income stream and require minimal capital expenditures, which in turn generate revenues that provide our stockholders with a stable, growing source of income. We also invest in self-storage facilities, which generate revenue from rents received from customers who rent storage space, primarily under month-to-month leases for personal or business use, as well as student housing investments, which generate revenue from leases of one year or less with individual students.
On December 20, 2019, we executed a framework agreement with a third party to enter into 11 net lease agreements for our student housing properties located in Spain and Portugal for 25 years upon completion of construction (collectively, our “Iberian student housing portfolio” or “Iberian student housing projects”). As of December 31, 2021, we have placed into service nine student housing properties, and the remaining two student housing projects under construction will become subject to net lease agreements upon their completion and are scheduled to do so in 2022 and 2023. Under the terms of the framework agreement, the third-party lessee of the portfolio has the right to purchase the portfolio at pre-determined prices if CPA:18 – Global engages in certain transactions, including the Merger. The third-party lessee has exercised its option to purchase the Iberian student housing portfolio.
We are managed by W. P. Carey through certain of its subsidiaries (collectively, our “advisor”). W. P. Carey is a diversified REIT and leading owner of commercial real estate listed on the New York Stock Exchange under the symbol “WPC.” In addition, W. P. Carey also manages the CESH portfolio. Pursuant to an advisory agreement, our advisor provides both strategic and day-to-day management services for us, including asset management, dispositions of assets, investor relations, investment research and analysis, investment financing and other investment-related services, and administrative services. Our advisor also provides office space and other facilities for us. We pay asset management fees and certain transactional fees to our advisor and also reimburse our advisor for certain expenses incurred in providing services to us, including expenses associated with personnel provided for administration of our operations. As of December 31, 2021, the current advisory agreement has been renewed through March 31, 2022. Our advisor also serves in this capacity with CESH, a limited partnership formed for the purpose of developing, owning, and operating student housing properties in Europe.
We were formed as a Maryland corporation on September 7, 2012. We commenced our initial public offering in May 2013 and raised aggregate gross proceeds of $1.2 billion through the closing of the offering in April 2015, which have been fully invested. In addition, from inception through December 31, 2021, $220.4 million and $63.7 million of distributions to our stockholders were reinvested in our Class A and Class C common stock, respectively, through our Distribution Reinvestment Plan (“DRIP”).
Our estimated net asset values per share (“NAVs”) as of September 30, 2021 were $9.07 per share for both Class A and Class C common stock.
We have no employees. As of December 31, 2021, our advisor had 183 employees available to perform services under our advisory agreement.
Our Portfolio
As of December 31, 2021, our net lease portfolio was comprised of full or partial ownership interests in 53 properties, substantially all of which were fully occupied and triple-net leased to 50 tenants, and totaled approximately 10.4 million square feet. The remainder of our portfolio was comprised of full or partial ownership interests in 65 self-storage properties, three student housing development projects, and one student housing operating property, totaling 5.1 million square feet.
Asset Management
Our advisor is generally responsible for all aspects of our operations, including selecting our investments, formulating and evaluating the terms of each proposed acquisition, arranging for the acquisition of the investment, negotiating the terms of borrowings, managing our day-to-day operations, and arranging for and negotiating sales of assets. With respect to our net-leased investments, asset management functions include entering into new or modified transactions to meet the evolving needs of current tenants, re-leasing properties, credit and real estate risk analysis, building expansions and redevelopments, refinancing debt, and strategic dispositions. With respect to our self-storage and student housing investments, asset management functions include engaging unaffiliated third parties for management and operation of our investments, active oversight of property developers and managers, credit and real estate risk analysis, building expansions and redevelopments, refinancing debt, and selling assets. Working with the third-party managers it engages, our advisor reviews and approves operating and capital budgets, inspects properties, and provides input on business strategy at the property.
Our advisor monitors compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of our real estate investments on an ongoing basis, which typically involves ensuring that each tenant has paid real estate taxes and other expenses relating to the properties it occupies and is maintaining appropriate insurance coverage. To ensure such compliance at our properties, our advisor also utilizes third-party asset managers for certain domestic and international investments. Our advisor also reviews financial statements of our tenants and undertakes physical inspections of the condition and maintenance. Additionally, our advisor periodically analyzes each tenant’s financial condition, the industry in which each tenant operates, and each tenant’s relative strength in its industry. We believe our advisor’s in-depth understanding of our tenants’ businesses and direct relationships with their management teams provides strong visibility into potential issues. Our advisor’s business intelligence platform provides real-time information, allowing asset managers to work with tenants to enforce lease provisions, and where appropriate, consider lease modifications.
Holding Period
We generally intend to hold our investments in real property for an extended period depending on the type of investment. The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors (including prevailing economic conditions), with a view to achieving maximum capital appreciation for our stockholders or avoiding increases in risk. No assurance can be given that these objectives will be realized.
One of our objectives is ultimately to provide our stockholders with the opportunity to obtain liquidity for their investments in us. We may provide liquidity for our stockholders through sales of assets (either on a portfolio basis or individually), a listing of our shares on a stock exchange, a merger (which may include a merger with W. P. Carey or its affiliates) an enhanced redemption program or another transaction approved by our board of directors. We are under no obligation to liquidate our portfolio within any particular period since the precise timing will depend on real estate and financial markets, economic conditions of the areas in which the properties are located, and tax effects on stockholders that may prevail in the future. Furthermore, there can be no assurance that we will be able to consummate a liquidity event. In the most recent instance in which stockholders of a non-traded REIT managed by our advisor were provided with liquidity, Corporate Property Associates 17 – Global Incorporated merged with and into a subsidiary of W. P. Carey on October 31, 2018.
On August 31, 2021, we reported that our independent directors intended to begin the process of evaluating possible liquidity alternatives for our stockholders, which included an unsolicited preliminary proposal for a potential business combination transaction received from affiliates of our advisor. The independent directors have formed a special committee and retained advisors. There can be no assurance as to the form or timing of any liquidity alternative or that any alternative may be pursued at all for the foreseeable future. We do not intend to discuss the evaluation process unless and until a particular alternative is selected.
Financing Strategies
Consistent with our investment policies, we use leverage when available on terms we believe are favorable. We will generally borrow in the same currency that is used to pay rent on the property. This enables us to hedge a significant portion of our currency risk on international investments. We, through the subsidiaries we form to make investments, will generally seek to borrow on a non-recourse basis and in amounts that we believe will maximize the return to our stockholders, although we may also borrow at the corporate level. The use of non-recourse financing may allow us to improve returns to our stockholders and to limit our exposure on any investment to the amount invested.
Aggregate borrowings on our portfolio as a whole may not exceed, on average, the lesser of 75% of the total costs of all investments or 300% of our net assets, unless the excess is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report, along with justification for the excess.
Our charter currently provides that we will not borrow funds from our directors, W. P. Carey, our advisor or any of their respective affiliates unless the transaction is approved by a majority of our directors (including a majority of the independent directors) who do not have an interest in the transaction, as being fair, competitive, and commercially reasonable and not less favorable than those prevailing for loans between unaffiliated third parties under the same circumstances. We have a $50.0 million unsecured revolving line of credit agreement with W. P. Carey, which was approved by our directors. Under this line of credit, we may borrow at a rate equal to the rate that W. P. Carey can borrow funds under its senior credit facility, with a scheduled maturity date of March 31, 2023.
Investment Strategies
Long-Term, Net-Leased Assets
In analyzing potential net-lease investments for our real estate portfolio, our advisor reviews various aspects of a transaction, including the tenant and the underlying real estate fundamentals, to determine whether the potential investment and lease structure will satisfy our investment criteria. In evaluating net-leased transactions, our advisor generally considers, among other things, the following aspects of each transaction:
Tenant/Borrower Evaluation — Our advisor evaluates each potential tenant or borrower for its creditworthiness, typically considering factors such as management experience, industry position and fundamentals, operating history, and capital structure. Our advisor also rates each asset based on its market, liquidity, and criticality to the tenant’s operations, as well as other factors that may be unique to a particular investment. Our advisor seeks opportunities in which it believes the tenant may have a stable or improving credit profile or credit potential that has not been fully recognized by the market. Our advisor defines creditworthiness as a risk-reward relationship appropriate to its investment strategies, which may or may not coincide with ratings issued by the credit rating agencies. Our advisor has a robust internal credit rating system and may designate subsidiaries of non-guarantor parent companies with investment grade ratings as “implied investment grade.” As of December 31, 2021, we had eight and five tenants that were rated investment grade and implied investment grade, respectively, as well as 37 below-investment grade tenants (with a weighted-average internal credit rating of 3.7). The aforementioned credit rating data does not include our student housing operating properties and development projects.
Lease Terms — Generally, the net-leased properties we invest in are leased on a full-recourse basis to the tenants or their affiliates. In addition, the vast majority of our leases provide for scheduled rent increases over the term of the lease. These increases are either fixed (i.e., mandated on specific dates) or tied to increases in inflation indices (e.g., Consumer Price Index (“CPI”), or similar indices in the jurisdiction where the property is located), but may contain caps or other limitations, either on an annual or overall basis. In the case of retail stores, hotels, and net leased student housing properties (when the student housing property is completed and occupied subsequent to the beginning of an academic school year) the lease may initially provide for participation in gross revenues of the tenant above a stated level (“percentage rent”) as opposed to a fixed rent.
Transaction Provisions to Enhance and Protect Value — When negotiating leases with potential tenants, our Advisor attempts to include provisions it believes may help to protect our investment from changes in the tenant’s operating and financial characteristics, which may affect the tenant’s ability to satisfy its obligations to us or reduce the value of our investment. Such provisions include covenants requiring our consent for certain activities, requiring indemnification protections and/or security deposits, and requiring the tenant to satisfy specific operating tests. We may also seek to enhance the likelihood that a tenant will satisfy their lease obligations through a letter of credit or guaranty from the tenant’s parent or other entity. Such credit enhancements, if obtained, provide us with additional financial security. However, in markets where competition for net-lease transactions is strong, some or all of these lease provisions may be difficult to obtain.
Competition — We face active competition from many sources, both domestically and internationally, for net-lease investment opportunities in commercial properties. In general, we believe that our advisor’s experience in real estate, credit underwriting, and transaction structuring will allow us to compete effectively for commercial properties. However, competitors may be willing to accept rates of return, lease terms, other transaction terms, or levels of risk that we find unacceptable.
Operating Properties and Other
Self-Storage Investments — Our advisor combines a rigorous underwriting process and active oversight of property managers with a goal to generate attractive risk-adjusted returns. Our self-storage investments are managed by unaffiliated third parties who have been engaged by our advisor. Our advisor’s internal asset management personnel oversee the third-party managers with detailed performance reviews, budget review and approval, and business strategy review.
Student Housing Investments — We have strategic relationships with third parties for the purpose of sourcing and managing investment opportunities in this sector, both domestically and internationally. We combine a rigorous underwriting process and active oversight of property developers and managers with a goal to generate attractive risk-adjusted returns.
Diversification
Our advisor attempts to diversify our portfolio to avoid undue dependence on any one particular tenant, borrower, collateral type, geographic location, or industry. By diversifying the portfolio, our advisor seeks to reduce the adverse effect of a single under-performing investment or a downturn in any particular industry or geographic region. While our advisor has no fixed diversity metrics in our portfolio, we believe that it is well-diversified. Our Advisor also assesses the relative risk of our portfolio on a quarterly basis.

Real Estate Evaluation – Our advisor reviews and evaluates the physical condition of the property and the market in which it is located. Our advisor considers a variety of factors, including current market rents, replacement cost, residual valuation, property operating history, demographic characteristics of the location and accessibility, competitive properties, and suitability for re-leasing. Our advisor obtains third-party environmental and engineering reports and market studies for us when required. When considering an investment outside the United States, our advisor will also consider factors particular to a country or region, including geopolitical risk, in addition to the risks normally associated with real property investments.
Financial Information about Geographic Areas
See "The Combined Company" below for financial information pertaining to our geographic operations.
Properties
Our principal corporate offices are located at One Manhattan West, 395 9th Avenue, 58th Floor, New York, NY 10001. See "The Combined Company" below for a discussion of the properties we hold for rental operations.
Legal Proceedings
At December 31, 2021, we were not involved in any material litigation.
Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.
Market for CPA:18 – Global's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.
Unlisted Shares and Distributions
There is no active public trading market for our shares. At April 21, 2022, there were approximately 22,110 and 4,892 holders of record of our shares of Class A common stock and Class C common stock, respectively.
We are required to distribute annually at least 90% of our REIT net taxable income to maintain our status as a REIT. Quarterly distributions declared per share for the past two years are as follows:

	Years Ended December 31,
	2021		2020
	Class A	Class C	Class A	Class C
First quarter	$0.0625	$0.0625	$0.1563	$0.1382
Second quarter	0.0625	0.0625	0.0625	0.0438
Third quarter	0.0625	0.0625	0.0625	0.0450
Fourth quarter
Quarterly recurring distributions	0.0625	0.0625	0.0625	0.0625
Special distribution (a)	0.2000	0.2000	—	—
	$0.4500	$0.4500	$0.3438	$0.2895
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(a)We declared an all-cash special distribution of $0.2000 per share for both Class A and Class C stock in the fourth quarter of 2021, paid on December 16, 2021 to stockholders of record at December 9, 2021, with proceeds from the disposition of certain assets.
We currently intend to continue paying cash distributions; however, our board of directors determines the amount and timing of any future distribution payments to our stockholders based on a variety of factors. In order to retain liquidity during the COVID-19 pandemic, our distributions declared for both Class A and Class C common stock since the second quarter of 2020 were reduced from previous levels.

Unregistered Sales of Equity Securities
During the three months ended December 31, 2021, we issued 342,766 shares of our Class A common stock to our Advisor as consideration for asset management fees, which were issued at our most recently published NAV at the date of issuance. The shares issued in October and November 2021 (231,986 shares) were based on the NAV as of June 30, 2021 ($8.91), and the shares issued in December 2021 (110,780 shares) were based on the NAV as of September 30, 2021 ($9.07). In acquiring our shares, our advisor represented that such interests were being acquired by it for investment purposes and not with a view to the distribution thereof. As previously discussed in our filings with the SEC, over the past three years, we have issued 27,792 shares of our common stock to our directors from time to time. Since none of these transactions were considered to have involved a “public offering” within the meaning of Section 4(a)(2) of the Securities Act of 1933, the shares issued were deemed to be exempt from registration.
All other prior sales of unregistered securities have been reported in our previously filed quarterly and annual reports on Form 10-Q and Form 10-K, respectively.
Issuer Purchases of Equity Securities
The following table provides information with respect to repurchases of our common stock pursuant to our redemption plan during the three months ended December 31, 2021:

	Class A		Class C		Total number of shares purchased as part of publicly announced plans or program	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or program
2021 Period	Total number of Class A shares purchased (a)	Average price paid per share	Total number of Class C shares purchased (a)	Average price paid per share
October 1-31	—	—	—		N/A	N/A
November 1-30	—	—			N/A	N/A
December 1-31	2,124,952	$8.69	1,048,508	$8.63	N/A	N/A
Total	2,124,952		1,048,508
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(a)Represents shares of our Class A and Class C common stock requested to be repurchased under our redemption plan, pursuant to which we may elect to redeem shares at the request of our stockholders, subject to certain exceptions, conditions, and limitations. The maximum amount of shares purchasable by us in any period depends on a number of factors and is at the discretion of our board of directors. On August 31, 2020, our board of directors approved, effective as of that date, limiting the amount of cash available for our redemption program to the amount reinvested by stockholders in shares of our common stock pursuant to our DRIP (as further detailed in the Form 8-K filed with the SEC on September 1, 2020). During the three months ended December 31, 2021, we received 90 and 26 redemption requests for Class A and Class C common stock, respectively, which were all fulfilled as of the date of this Report. We also redeemed 1,746,379 and 976,102 shares of Class A and Class C common stock that had previously been unfulfilled. We generally receive fees in connection with share redemptions. The average price paid per share will vary depending on the number of redemption requests that were made during the period, the number of redemption requests that qualify for special circumstances, and the most recently published quarterly NAV. For shares redeemed under such special circumstances, the redemption price was the greater of the price paid to acquire the shares from us or 95% of our most recently published quarterly NAVs.
Securities Ownership of Certain Beneficial Owners and Management
"Beneficial Ownership" as used herein has been determined in accordance with the rules and regulations of the SEC and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person. Other than as described in the table below, we know of no stockholder who beneficially owned more than 5% of the outstanding shares.
The following table shows how many shares of CPA:18 Common Stock were owned, as of March 31, 2022, by CPA:18 – Global's directors and named executive officers, which under SEC Regulations consists of our Chief Executive Officer and our Chief Financial Officer, and each person known to CPA:18 – Global to own more than 5% of the CPA:18 Common Stock. Directors and named executive officers who owned no shares are not listed in the table. The business address of the directors and named executive officers listed below is the address of our principal executive office, One Manhattan West, 395 9th Avenue, 58th Floor, New York, NY 10001.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class
W. P. Carey Inc.	8,556,732	(2)	5.7%
Elizabeth P. Munson	38,135		*
Richard J. Pinola	38,087		*
All Directors and Executive Officers as a Group (4 Individuals)	76,222		*
__________________
*Less than 1%.
(1)Share amounts may not sum to total due to rounding of fractional shares.
(2)Includes 6,573,717 shares owned by WPC Holdco LLC, 1,778,424 shares owned by CAM and 204,591 shares owned by Carey REIT II, Inc. While each of CAM and Carey REIT II, Inc. has the sole power to vote its respective shares, both are indirect subsidiaries of W. P. Carey, and thus W. P. Carey makes all voting and investment decisions on behalf of them. Pursuant to CPA:18 – Global's organizational documents: (i) its directors, its advisor and any of their affiliates owning shares of CPA:18 Common Stock may not vote or consent on the Merger because the Merger is a transaction between CPA:18 – Global and affiliates of its advisor; and (ii) for the purpose of determining the requisite percentage in interest of shares of CPA:18 Common Stock necessary to approve the Merger, any such shares owned by CPA:18 – Global's directors, its advisor or any of their affiliates will be deemed not entitled to cast votes on the matter and will not be included in making such determination. Accordingly, shares of CPA:18 Common Stock owned by any CPA:18 – Global director, W. P. Carey and any of their affiliates will not be taken into account in determining whether the proposal relating to the Merger receives the requisite approval. The business address of W. P. Carey is One Manhattan West, 395 9th Avenue, 58th Floor, New York, NY 10001.

CPA:18 — GLOBAL'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. Management’s Discussion and Analysis of Financial Condition and Results of Operations also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.
We operate in three reportable business segments: Net Lease, Self Storage, and Other Operating Properties. Our Net Lease segment includes our investments in net-leased properties, whether they are accounted for as operating leases or direct financing leases. Our Self Storage segment is comprised of our investments in self-storage properties. Our Other Operating Properties segment is primarily comprised of our investments in student housing operating properties, and multi-family residential properties (our last multi-family residential property was sold in January 2019). In addition, we have an All Other category that includes our notes receivable investments, one of which was repaid during the second quarter of 2019. Our reportable business segments and All other category are the same as our reporting units.
The following discussion should be read in conjunction with our consolidated financial statements and related notes, certain of which are incorporated by reference into this proxy statement/prospectus and the matters described under the Risk Factors section beginning on page 25. Please see our Annual Report on Form 10-K for the year ended December 31, 2020 for discussion of our results of operations for the year ended December 31, 2019.
Significant Developments
COVID-19
Our advisor continues to actively engage in discussions with our tenants and the third-party managers of our operating properties regarding the impact of the COVID-19 pandemic on their business operations, liquidity, and financial position. Through the date of this Report, we received from tenants approximately 96% of contractual base rent that was due in the fourth quarter of 2021 (based on contractual minimum ABR as of September 30, 2021) and 96% of contractual rents due at our self-storage properties during the fourth quarter of 2021. Given the ongoing uncertainty surrounding the impact of the COVID-19 pandemic, we are unable to predict its effect on our tenants’ continued ability to pay rent. Therefore, information provided in this Report regarding rent collections should not serve as an indication of expected future rent collections.
Liquidity
As of December 31, 2021, our debt and interest obligations due within one year totaled $264.7 million, and we expect to fund capital commitments of $48.5 million in the next year, primarily for our three student housing development projects. We believe that we have sufficient liquidity to meet our liquidity and capital resource requirements, primarily through available cash and cash equivalents, cash provided by operating activities, and undrawn capacity under our construction loans. If necessary, we are able to borrow up to $50.0 million under an unsecured revolving line of credit with W. P. Carey (scheduled to mature on March 31, 2023), which had no outstanding balance as of December 31, 2021. Subsequent to December 31, 2021 and through the date of this proxy statement/prospectus, we borrowed $18.0 million under the line of credit. Additional sources of liquidity, if necessary, includes leveraging our unleveraged properties (which had an aggregate carrying value of $79.9 million as of December 31, 2021), refinancing existing debt obligations, and asset sales. To help us preserve cash, since April 1, 2020, our advisor has agreed to receive all asset management fees in shares of our Class A common stock. In addition, in order to enable us to retain cash and preserve financial flexibility, (i) since the second quarter of 2020, our quarterly distributions declared for both Class A and Class C common stock have generally been reduced from previous levels and (ii) since August 2020, we have generally limited the amount of cash available for our redemption program to the amount reinvested by stockholders in our DRIP.
In December 2021, we declared and paid an all-cash special distribution of $0.2000 per share for both Class A and Class C common stock, with proceeds from the disposition of certain assets. In December 2021, we also fulfilled redemption requests for our Class A and Class C common stock totaling approximately $18.5 million and $9.0 million, respectively, including all requests that were previously unfulfilled.
Net Asset Values
Our advisor calculates our NAVs as of each quarter-end by relying in part on rolling update appraisals covering approximately 25% of our real estate portfolio each quarter, adjusted to give effect to the estimated fair value of our debt (all provided by an independent third party) and for other relevant factors. Since our quarterly NAVs are not based on an appraisal of our full portfolio, to the extent any new quarterly NAV adjustments are within 1% of our previously disclosed NAVs, our quarterly NAVs will remain unchanged. We monitor properties not appraised during the quarter to identify any that may have experienced a significant event and obtain updated third-party appraisals for such properties. Our NAVs are based on a number of variables, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates, share counts, tenant defaults, and development projects that are not yet generating income, among others. We do not control all of these variables and, as such, cannot predict how they will change in the future. Costs associated with our development projects (which are not yet generating income) are not appraised quarterly and are carried at cost, which approximates fair value. These costs are included in Real estate under construction in our consolidated financial statements. Our NAVs as of September 30, 2021 were $9.07 for both our Class A and Class C common stock. Please see our Current Report on Form 8-K dated December 9, 2021 for additional information regarding the calculation of our NAVs.
Financial Highlights
During the year ended December 31, 2021, we completed the following (as further described in the consolidated financial statements).
Projects Placed into Service
During the year ended December 31, 2021, we completed and placed into service four student housing properties totaling $171.2 million of capitalized costs. Three of the properties are located in Spain and one is located in Portugal. All four of the properties are subject to net lease agreements with a third party (which includes fixed minimum rents), and are included in Real estate — Land, buildings and improvements in the consolidated balance sheets.
Disposition Activity
On September 3, 2021, we sold two student housing operating properties located in Cardiff and Portsmouth, United Kingdom, for total proceeds, net of selling costs, of $147.8 million (based on the exchange rate of the British pound sterling on the date of disposition), and recognized a net gain on these sales totaling $42.8 million (inclusive of $3.7 million attributable to a noncontrolling interest). In connection with this disposition, we prepaid a non-recourse mortgage loan of $83.3 million, with an interest rate of 2.3%, encumbering the disposed properties.
On October 29, 2021, we sold a retail facility in Zadar, Croatia, for total proceeds, net of selling costs, of $14.4 million (based on the exchange rate of the euro on the date of the disposition), and recognized a net gain on this sale of $2.0 million (inclusive of $0.4 million attributable to a noncontrolling interest). In connection with this disposition, we prepaid a non-recourse mortgage loan of $8.3 million, with an interest rate of 3.9%, encumbering the property.
On December 29, 2021, we sold a vacant industrial facility located in Columbus, Georgia, for total proceeds, net of selling costs, of $0.5 million, and recognized a net loss on this sale of $0.8 million. In connection with this disposition, we prepaid a non-recourse mortgage loan of $6.8 million, with an interest rate of 5.0%, encumbering the property.
Financing Activity
During the year ended December 31, 2021, we obtained non-recourse mortgage loans and construction loans in connection with five student housing properties totaling approximately $153.7 million, with drawdowns totaling approximately $123.6 million during the year (amounts are based on the applicable exchange rates on the date of the transactions).
Mortgage Loan Repayments
During the year ended December 31, 2021, we repaid four non-recourse mortgage loans at maturity with an aggregate principal balance of approximately $56.3 million and a weighted-average interest rate of 4.2%.
Consolidated Results
(in thousands)

	Years Ended December 31,
	2021	2020
Total revenues	$204,217	$177,067
Net income attributable to CPA:18 – Global	27,846	12,343

Cash distributions paid	68,360	63,271
Distributions declared:
Quarterly recurring distributions (a)	37,773	49,973
Special distribution (b)	30,470	—

Net cash provided by operating activities	92,390	89,991
Net cash provided by (used in) investing activities	35,110	(143,606)
Net cash (used in) provided by financing activities	(162,519)	7,520

Supplemental financial measures:
FFO attributable to CPA:18 – Global (c)	61,145	55,221
MFFO attributable to CPA:18 – Global (c)	64,957	58,191
Adjusted MFFO attributable to CPA:18 – Global (c)	63,228	57,236
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(a)Quarterly distributions declared are generally paid in the subsequent quarter. Since the second quarter of 2020, our distributions declared for both Class A and Class C common stock were reduced from previous levels to enable us to retain cash and preserve financial flexibility.
(b)In December 2021, we declared and paid an all-cash special distribution of $0.2000 per share for both Class A and Class C stock with proceeds from certain asset dispositions.
(c)We consider the performance metrics listed above, including FFO, Modified funds from operations (“MFFO”), and Adjusted modified funds from operations (“Adjusted MFFO”), which are supplemental measures that are not defined by generally accepted accounting principles (“GAAP”) (“non-GAAP measures”), to be important measures in the evaluation of our operating performance. See Supplemental Financial Measures below for our definitions of these non-GAAP measures and reconciliations to their most directly comparable GAAP measures.
Revenues
Total revenues increased during 2021 as compared to 2020, primarily due to higher revenues from self-storage operating properties (driven by an increase in occupancy and unit rates) and the positive impact of our student housing properties placed into service during 2020 and 2021, as well as the write-off of straight-line rent during 2020.
Net Income Attributable to CPA:18 – Global
Net income attributable to CPA:18 – Global increased during 2021 as compared to 2020, primarily due to a higher gain on sale of real estate, higher revenues from self-storage operating properties, the positive impact of the nine student housing properties placed into service during 2020 and 2021, and the write-off of straight-line rent recorded during 2020, partially offset by an impairment charge recognized during 2021 and higher interest expense (primarily due to the impact of mortgage financings obtained on certain student housing properties placed into service during 2020 and 2021).

FFO, MFFO, and Adjusted MFFO Attributable to CPA:18 – Global
For the year ended December 31, 2021 as compared to 2020, FFO, MFFO, and adjusted MFFO increased primarily due to higher revenues from self-storage operating properties and the positive impact of our student housing properties placed into service during 2020 and 2021, partially offset by higher interest expense.
Portfolio Overview
We hold a diversified portfolio of income-producing commercial real estate properties, and other real estate-related assets. In addition, our portfolio includes self-storage and student housing properties (not subject to net lease agreements) for the periods presented below. Portfolio information is provided on a pro rata basis, unless otherwise noted below, to better illustrate the economic impact of our various jointly owned, net-leased and operating investments. See Terms and Definitions below for a description of pro rata amounts.
Portfolio Summary

	December 31,
	2021	2020
Number of net-leased properties	53	50
Number of operating properties (a)	66	68
Number of development projects	3	7
Number of tenants (net-leased properties)	50	65
Total portfolio square footage (in thousands)	15,576	15,400
Occupancy (net-leased properties)	98.3%	98.6%
Weighted-average lease term (net-leased properties, in years)	9.9	9.5
Number of countries	11	11
Total assets (consolidated basis in thousands)	$2,142,869	$2,358,918
Net investments in real estate (consolidated basis in thousands)	1,942,545	2,124,244
Debt, net — pro rata (in thousands)	1,141,462	1,193,322

	Years Ended December 31,
(dollars in thousands, except exchange rates)	2021	2020
Projects placed into service — consolidated (b)	$171,189	$230,672
Acquisition volume — consolidated	10,925	—
Financing obtained — consolidated	147,737	99,924
Financing obtained — pro rata	143,174	93,033
Average U.S. dollar/euro exchange rate	1.1830	1.1410
Average U.S. dollar/Norwegian krone exchange rate	0.1164	0.1065
Average U.S. dollar/British pound sterling exchange rate	1.3755	1.2834
__________________
(a)As of December 31, 2021, our operating portfolio consisted of 65 self-storage properties and one student housing operating property. As of December 31, 2020, our operating portfolio consisted of 65 self-storage properties and three student housing operating properties.
(b)Comprised of student housing development properties placed into service. During the year ended December 31, 2021, we completed and placed into service four student housing properties, all of which were subject to net lease agreements upon completion. During the year ended December 31, 2020, we completed and placed into service five student housing properties, four of which were subject to net lease agreements upon completion.

The tables below present information about our portfolio on a pro rata basis as of and for the year ended December 31, 2021. See s below for a description of Pro Rata Metrics, stabilized net operating income (“Stabilized NOI”), and ABR.
Portfolio Diversification by Property Type
(dollars in thousands)

Property Type	Stabilized NOI (a)	Percent
Net-Leased
Office	$41,533	32%
Warehouse	13,248	10%
Industrial	9,555	7%
Retail	8,891	7%
Hospitality	5,287	4%
Student Housing (net lease)	4,632	4%
Net-Leased Total	83,146	64%

Operating
Self Storage	46,419	35%
Other Operating Properties	1,536	1%
Operating Total	47,955	36%
Total	$131,101	100%
__________________
(a)For the year ended December 31, 2021, we did not recognize approximately $9.9 million of contractual base rent (excluding the impact of the lease restructuring in the third quarter of 2021, discussed below under Lease Composition and Leasing Activities) that was not collected due to the adverse impact of the COVID-19 pandemic, which reduced Stabilized NOI for certain tenants.
Portfolio Diversification by Geography
(dollars in thousands)

Region	Stabilized NOI (a)	Percent
United States
South	$37,000	28%
Midwest	24,951	19%
West	15,735	12%
East	10,441	8%
U.S. Total	88,127	67%

International
Norway	11,576	9%
The Netherlands	9,270	7%
Poland	4,440	3%
Spain	4,246	3%
Croatia	3,677	3%
Germany	3,402	3%
Mauritius	3,372	3%
Slovakia	2,606	2%
Portugal	385	—%
International Total	42,974	33%
Total	$131,101	100%
__________________
(a)For the year ended December 31, 2021, we did not recognize approximately $9.9 million of contractual base rent (excluding the impact of the lease restructuring in the third quarter of 2021, discussed below under Lease Composition and Leasing Activities) that was not collected due to the adverse impact of the COVID-19 pandemic, which reduced Stabilized NOI for certain tenants.

Top Ten Tenants by Total Stabilized NOI
(dollars in thousands)

Tenant/Lease Guarantor (a)	Property Type	Tenant Industry	Location	Stabilized NOI	Percent
Rabobank Groep NV (b)	Office	Banking	Eindhoven, Netherlands	$6,316	5%
Sweetheart Cup Company, Inc.	Warehouse	Containers, Packaging and Glass	University Park, Illinois	6,201	5%
Brookfield Strategic Real Estate Partners (b)	Student Housing (net lease)	Student Housing (net lease)	Various Spain and Portugal	4,632	4%
Bank Pekao S.A. (b)	Office	Banking	Warsaw, Poland	4,440	3%
Siemens AS (b)	Office	Capital Equipment	Oslo, Norway	4,289	3%
State Farm Automobile Co.	Office	Insurance	Austin, Texas	4,007	3%
State of Iowa Board of Regents	Office	Sovereign and Public Finance	Coralville and Iowa City, Iowa	3,760	3%
Orbital ATK, Inc.	Office	Metals	Plymouth, Minnesota	3,612	3%
COOP Ost AS (b)	Retail	Grocery	Oslo, Norway	3,588	3%
Belk, Inc.	Warehouse	Retail	Jonesville, South Carolina	3,341	3%
Total				$44,186	35%
__________________
(a)For the year ended December 31, 2021, we did not recognize approximately $9.5 million of contractual base rent that was not collected from two former top ten tenants (by Stabilized NOI), which have been adversely impacted by the COVID-19 pandemic. At December 31, 2021, ABR for these two tenants totaled $11.3 million.
(b)Stabilized NOI amounts for these properties are subject to fluctuations in foreign currency exchange rates.
Net-Leased Portfolio
The tables below represent information about our net-leased portfolio on a pro rata basis and, accordingly, exclude all operating properties as of December 31, 2021. See below for a description of Pro Rata Metrics, Stabilized NOI, and ABR.

Portfolio Diversification by Tenant Industry
(dollars in thousands)

Industry Type	ABR	Percent
Student Housing (net lease)	$13,822	13%
Hotel and Leisure	13,252	13%
Banking	10,935	11%
Grocery	6,619	6%
Containers, Packaging, and Glass	6,213	6%
Capital Equipment	5,373	5%
Insurance	5,047	5%
Oil and Gas	5,039	5%
Utilities: Electric	4,368	4%
Metals	3,832	4%
Retail	3,790	4%
Sovereign and Public Finance	3,761	4%
High Tech Industries	3,604	4%
Advertising, Printing, and Publishing	3,309	3%
Healthcare and Pharmaceuticals	2,742	3%
Automotive	2,073	2%
Construction and Building	2,039	2%
Telecommunications	1,149	1%
Cargo Transportation	1,137	1%
Wholesale	1,091	1%
Electricity	1,088	1%
Business Services	1,050	1%
Other (a)	1,184	1%
Total	$102,517	100%
__________________
(a)Includes ABR from tenants in the following industries: durable consumer goods, non-durable consumer goods, and consumer services.

Lease Expirations
(dollars in thousands)

Year of Lease Expiration (a)	Number of Leases Expiring	ABR	Percent
2022	1	$2	—%
2023	10	15,039	15%
2024	3	4,907	5%
2025	6	5,508	5%
2026	6	7,570	7%
2027	2	2,523	2%
2028	4	6,197	6%
2029	4	9,422	9%
2030	3	4,654	5%
2031	4	5,399	5%
2032	5	9,198	9%
2033	—	—	—%
2034	5	4,039	4%
2035	4	4,677	5%
Thereafter (>2035)	13	23,382	23%
Total	70	$102,517	100%
__________________
(a)Assumes tenant does not exercise renewal option.
Lease Composition and Leasing Activities
Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices, or percentage rents. As of December 31, 2021, approximately 44.2% of our leases (based on ABR) provided for adjustments based on formulas indexed to changes in the U.S. CPI (or similar indices for the jurisdiction in which the property is located), some of which are subject to caps and/or floors. In addition, 42.3% of our leases (based on ABR) have fixed rent adjustments, for a scheduled average ABR increase of 1.8% over the next 12 months. Lease revenues from our international investments are subject to exchange rate fluctuations, primarily from the euro. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached. Percentage rents are insignificant for the periods presented.
In September 2021, we restructured the leases with a tenant for two net lease hotel properties located in Germany, with ABR totaling approximately $6.0 million as of December 31, 2021. Certain rents due from 2020 through 2022 have been deferred, to be paid in equal installments of approximately $2.0 million annually (based on the exchange rate of the euro as of December 31, 2021) from 2023 through 2027, in addition to base rent due. Deferred rent will be recognized as collected in the period received. Rents due from 2020 through 2021 totaling approximately $5.4 million (based on the exchange rate of the euro as of December 31, 2021) were waived in connection with this restructuring. However, such rents were not previously recognized, therefore there is no impact on our results of operations as a result of waiving rents.

Operating Properties
As of December 31, 2021, our operating portfolio consisted of 65 self-storage properties and one student housing operating property. As of December 31, 2021, our operating portfolio was comprised as follows (square footage in thousands):

Location	Number of Properties	Square Footage
Florida	21	1,778
Texas	13	1,009
California	10	860
Nevada	3	243
Delaware	3	241
Georgia	3	171
Illinois	2	100
Hawaii	2	95
Kentucky	1	121
North Carolina	1	121
Washington, D.C.	1	67
South Carolina	1	63
New York	1	61
Louisiana	1	59
Massachusetts	1	58
Missouri	1	41
Oregon	1	40
Total	66	5,128
Development Projects
As of December 31, 2021, we had the following three consolidated student housing development projects, including joint ventures, which remain under construction (dollars in thousands):

Location	Ownership Percentage (a)	Number of Buildings	Square Footage	Estimated Project Totals (b)	Amount Funded (b) (c)	Estimated Completion Date
Swansea, United Kingdom (d)	97.0%	1	176,496	91,839	$68,295	Q3 2022
Granada, Spain (e)	98.5%	1	75,557	21,841	9,227	Q3 2022
Valencia, Spain (e)	98.7%	1	100,423	26,513	8,214	Q3 2023
		3	352,476	$140,193	85,736
Third-party contributions (f)					(1,515)
Total					$84,221
__________________
(a)Represents our expected ownership percentage upon the completion of each respective development project.
(b)Amounts are based on the applicable exchange rate as of December 31, 2021.
(c)Amounts exclude capitalized interest, accrued costs, and capitalized acquisition fees paid to our advisor, which are all included in Real estate under construction on our consolidated balance sheets.
(d)Amount funded for the project includes $7.4 million right-of-use (“ROU”) land lease asset that is included in In-place lease and other intangible assets on our consolidated balance sheets.
(e)Included as part of an agreement with a third-party to become a net-leased property upon completion of construction.
(f)Amount represents the funds contributed from our joint-venture partners.

Terms and Definitions
Pro Rata Metrics — The portfolio information above contains certain metrics prepared on a pro rata basis (“Pro Rata Metrics”). We have a number of investments in which our economic ownership is less than 100%. On a full consolidation basis, we report 100% of the assets, liabilities, revenues, and expenses of those investments that are deemed to be under our control or for which we are deemed to be the primary beneficiary, even if our ownership is less than 100%. Also, for all other jointly owned investments, which we do not control, we report our net investment and our net income (loss) from that investment. On a pro rata basis, we generally present our proportionate share, based on our economic ownership of these jointly owned investments, of the portfolio metrics of those investments. Multiplying each of our jointly owned investments’ financial statement line items by our percentage ownership and adding or subtracting those amounts from our totals, as applicable, may not accurately depict the legal and economic implications of holding an ownership interest of less than 100% in our jointly owned investments.
ABR — ABR represents contractual minimum annualized base rent for our net-leased properties and reflects exchange rates as of December 31, 2021. If there is a rent abatement, we annualize the first monthly contractual base rent following the free rent period. ABR is not applicable to operating properties.
NOI — Net operating income (“NOI”) is a non-GAAP measure intended to reflect the performance of our entire portfolio of properties and investments. We define NOI as lease revenues and other operating interest income less non-reimbursable property and corporate expenses as determined by GAAP. We believe that NOI is a helpful measure that both investors and management can use to evaluate the financial performance of our properties and it allows for comparison of our portfolio performance between periods and to other REITs. While we believe that NOI is a useful supplemental measure, it should not be considered as an alternative to Net income as an indication of our operating performance.
Stabilized NOI — We use Stabilized NOI, a non-GAAP measure, as a metric to evaluate the performance of our entire portfolio of properties. Stabilized NOI for development projects and newly acquired operating properties that are not yet substantially leased up are not included in our portfolio information until one year after the project has been substantially completed and placed into service, or the property has been substantially leased up (and the project or property has not been disposed of during or prior to the current period). In addition, any newly acquired stabilized operating property is included in our portfolio of Stabilized NOI information upon acquisition. Stabilized NOI for a net-leased property is included in our portfolio information upon acquisition or in the period when it is placed into service (as the property will already have a lease in place).
Stabilized NOI is adjusted for corporate expenses, such as asset management fees and the available cash generated by the Operating Partnership (the "Available Cash Distribution”) to our advisor, that are calculated and reported at the corporate level and not evaluated as part of any property’s operating performance. Additionally, non-cash adjustments (such as straight-line rent adjustments) and interest income related to our notes receivable (which is non-property related) are not included in Stabilized NOI. Lastly, non-core income is excluded from Stabilized NOI as this income is generally not recurring in nature.
We believe that Stabilized NOI is a helpful measure that both investors and management can use to evaluate the financial performance of our properties and it allows for comparison of our portfolio performance between periods and to other REITs. While we believe that Stabilized NOI is a useful supplemental measure, it should not be considered as an alternative to Net income (loss) as an indication of our operating performance.

Reconciliation of Net Income (GAAP) to Net Operating Income Attributable to CPA:18 – Global (non-GAAP) (in thousands):

	Years Ended December 31,
	2021	2020
Net Income (GAAP)	$27,610	$22,301
Adjustments:
Depreciation and amortization	68,179	63,809
Impairment charges	23,504	—
Allowance for credit losses	—	(2,874)
Interest expense	50,959	43,343
Earnings from equity method investment in real estate	—	(12,313)
Gain on sale of real estate, net	(44,015)	(2,390)
Other (gains) and losses	2,728	(1,904)
Provision for income taxes	1,850	769
NOI related to noncontrolling interests (1)	(12,616)	(12,111)
NOI related to equity method investment in real estate (2)	—	1,714
Net Operating Income Attributable to CPA:18 – Global (Non-GAAP)	$118,199	$100,344

(1) NOI related to noncontrolling interests:
Net loss (income) attributable to noncontrolling interests (GAAP)	$236	$(9,958)
Depreciation and amortization	(6,736)	(6,327)
Impairment charges	(11,752)	—
Interest expense	(4,858)	(4,554)
Gain on sale of real estate, net	4,132	—
Other gains and (losses)	(455)	1,438
(Provision for) benefit from income taxes	(528)	65
Available Cash Distributions to a related party	7,345	7,225
NOI related to noncontrolling interests	$(12,616)	$(12,111)

(2) NOI related to equity method investment in real estate:
Earnings from equity method investment in real estate (GAAP)	$—	$12,313
Depreciation and amortization	—	754
Interest expense	—	1,603
Gain on sale of real estate, net	—	(12,870)
Other gains and (losses)	—	(108)
Benefit from income taxes	—	22
NOI related to equity method investment in real estate	$—	$1,714

Reconciliation of Stabilized NOI to Net Operating Income Attributable to CPA:18 – Global (Non-GAAP) (pro rata, in thousands):

	Years Ended December 31,
	2021	2020
Net-leased	$83,146	$76,570
Self storage	46,419	36,816
Other operating properties	1,536	4,879
Stabilized NOI	131,101	118,265
Other NOI:
Corporate (a)	(21,104)	(19,311)
Disposed properties	3,082	1,483
Straight-line rent adjustments (b)	3,052	(4,249)
Non-core income (c)	270	2,043
Notes receivable	(15)	1,380
	116,386	99,611
Recently-opened operating property (d)	—	765
Build-to-suit and development projects (e)	1,813	(32)
Net Operating Income Attributable to CPA:18 – Global (Non-GAAP)	$118,199	$100,344
__________________
(a)Includes expenses such as asset management fees, the Available Cash Distribution to our advisor, and other costs that are calculated and reported at the corporate level and not evaluated as part of any property’s operating performance.
(b)The year ended December 31, 2020 includes a $7.0 million write-off of straight-line rent receivables.
(c)The year ended December 31, 2020 includes NOI related to lease-related settlements collected from tenants that were previously reserved in prior periods, as well as termination income received.
(d)The year ended December 31, 2020 includes the student housing operating property located in Austin, Texas, which was placed into service during the third quarter of 2020.
(e)Both years include NOI for our ongoing student housing development projects.
Results of Operations
We evaluate our results of operations with a focus on: (i) our ability to generate the cash flow necessary to meet our objectives of funding distributions to stockholders and (ii) increasing the value of our real estate investments. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income (loss) for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

Revenues
The following table presents our consolidated revenues:

	Years Ended December 31,
	2021	2020	Change
Revenues
Revenues from:
Existing net-leased properties	$110,917	$98,878	$12,039
Recently net-leased or acquired properties	8,868	1,254	7,614
Net-leased properties sold or held for sale	1,861	2,184	(323)
Total net-leased revenues (including reimbursable tenant costs)	121,646	102,316	19,330
Revenues from:
Existing operating properties	71,613	61,415	10,198
Recently opened operating properties	4,823	1,695	3,128
Operating properties sold	5,745	7,908	(2,163)
Total operating property revenues	82,181	71,018	11,163
Interest income and other	390	3,733	(3,343)
	$204,217	$177,067	$27,150
Lease Revenues
“Existing net-leased properties” are those we acquired or placed into service prior to January 1, 2020 and were not sold during the periods presented. For the periods presented, there were 44 existing net-leased properties.
For the year ended December 31, 2021 as compared to 2020, lease revenues from existing net-leased properties increased by $12.0 million, primarily due to (i) a $7.0 million write-off of straight-line rent in 2020; (ii) a $2.6 million increase as a result of the strengthening of the euro and Norwegian krone in relation to the U.S. dollar; and (iii) a $2.2 million increase in reimbursable tenant costs largely due to higher property tax assessments at certain properties, partially offset by $0.7 million of lower rent collected during 2021, as a result of the adverse impact of the COVID-19 pandemic (uncollected rent was $9.9 million during 2021, as compared to $9.2 million during 2020).
“Recently net-leased or acquired properties” are those we placed into service or acquired subsequent to December 31, 2019 or remain under construction as a development project (and are subject to net leases upon completion of construction). For the periods presented, there were 11 recently net-leased or acquired properties, comprised of eight student housing properties, two ongoing student housing development projects, and one property acquired in 2021.
“Net-leased properties sold or held for sale” includes two net lease properties sold during the year ended December 31, 2021 and one net lease property sold during the year ended December 31, 2020.
Operating Property Revenues
“Existing operating properties” are those that we acquired or placed into service prior to January 1, 2020 and were not sold during the periods presented. For the periods presented, there were 65 existing operating properties (all of which are self-storage operating properties).
For the year ended December 31, 2021 as compared to 2020, operating property revenues from existing operating properties increased by $10.2 million, due to an increase in occupancy and unit rates across our self-storage portfolio.
“Recently opened operating properties” are student housing operating properties that were placed into service subsequent to December 31, 2019, or remain under construction as a development project (and are not subject to net leases upon completion of construction). For the periods presented, we had two recently opened student housing operating properties, comprised of a student housing operating property placed into service during the third quarter of 2020 and an ongoing student housing development project.
“Operating properties sold” includes the two student housing operating properties located in the United Kingdom sold during the year ended December 31, 2021.
Interest Income and Other
Interest income and other primarily consists of interest income from our notes receivable investment and other non-recurring income.
For the year ended December 31, 2021 as compared to 2020, interest income and other decreased by $3.3 million, primarily due to (i) a $1.4 million decrease in interest income recognition from our notes receivable as a result of the borrower default on the mortgage loan senior to our mezzanine tranche of a mortgage-backed security; (ii) the collection of $1.1 million in lease-related settlements in 2020 as a result of a lease restructuring at one of our properties in 2019; and (iii) $0.8 million in termination income recognized in 2020.
Operating Expenses
Depreciation and Amortization
The following table presents our consolidated depreciation and amortization:

	Years Ended December 31,
	2021	2020	Change
Depreciation and amortization
Net-leased properties	$54,195	$50,899	$3,296
Operating properties	13,984	12,910	1,074
	$68,179	$63,809	$4,370
For the year ended December 31, 2021 as compared to 2020, depreciation and amortization increased for both our net-leased and operating properties as a result of the four and five student housing properties placed into service during 2021 and 2020, respectively.
Impairment Charges
We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. .
During the year ended December 31, 2021, we recognized an impairment charge of $23.5 million (inclusive of $11.8 million attributable to a noncontrolling interest) on an international office facility in order to reduce its carrying value to its estimated fair value ($61.4 million), due to the current tenant’s notice of non-renewal of its lease expiring in May 2023. The fair value measurement was determined by estimating discounted cash flows using three significant unobservable inputs, which were the discount rate (7.00%), residual capitalization rate (range of 6.75% to 7.75%), and estimated market rents (range of $17 to $18 per square foot). This impairment charge is included within Impairment charges and Net loss (income) attributable to noncontrolling interests on our consolidated statements of income, and reduced Real estate — Land, buildings and improvements and Noncontrolling interests on our consolidated balance sheets.
Allowance for Credit Losses
During the year ended December 31, 2020, we recorded a net reversal of our allowance for credit losses of $2.9 million due to changes in expected economic conditions relating to a net investment in direct financing lease.

Other Income and (Expenses), and Provision for Income Taxes
Interest Expense
Our interest expense is directly impacted by the non-recourse secured debt financings obtained, assumed, or extinguished in connection with our investment, construction, and disposition activity.
For the year ended December 31, 2021 as compared to 2020, interest expense increased by $7.6 million, primarily as a result of the mortgage financings obtained on certain student housing properties placed into service during 2021 and 2020.
The following table presents certain information about our outstanding debt (dollars in thousands):

	Years Ended December 31,
	2021	2020
Average outstanding debt balance	$1,306,841	$1,195,990
Weighted-average interest rate	3.7%	3.9%
Gain on Sale of Real Estate, Net
Gain on sale of real estate, net, consists of gain on the sale of properties that were disposed of during the reporting period. Our dispositions are more fully described in our notes to our audited consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2021.
Other Gains and (Losses)
Other gains and (losses) primarily consist of gains and losses on foreign currency transactions and derivative instruments. We make intercompany loans to a number of our foreign subsidiaries, most of which do not have the U.S. dollar as their functional currency. Remeasurement of foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and amortizing loans, are included in the determination of net income. We also recognize gains or losses on foreign currency transactions held by entities with the U.S. dollar as their functional currency due to fluctuations in foreign exchange rates. The timing and amount of such gains or losses cannot always be estimated and are subject to fluctuation.
2021 — For the year ended December 31, 2021, we recognized net other losses of $2.7 million, which was primarily comprised of (i) net realized and unrealized losses of $2.3 million related to changes in foreign currency exchange rates; and (ii) a net loss on extinguishment of debt of $2.0 million; (iii) a gain of $0.8 million relating to a rental guarantee settlement received; and (iii) a gain of $0.4 million relating to proceeds received from a prior disposition.
2020 — For the year ended December 31, 2020, we recognized net other gains of $1.9 million, which was primarily comprised of (i) $3.9 million of realized and unrealized foreign currency transaction gains; (ii) $1.3 million of net realized gains on foreign currency forward contracts and collars; and (iii) $0.3 million of interest income from our cash accounts, offset by $3.5 million of losses incurred in relation to our previously owned Ghana investment.
Earnings (Losses) from Equity Method Investment in Real Estate
For the year ended December 31, 2020, earnings from our equity method investment in real estate totaled $12.3 million, primarily due to the sale of three self-storage facilities located in Canada for total proceeds of $62.3 million, for which we recognized a gain on sale of $12.9 million (inclusive of tax of $1.8 million).
Provision for Income Taxes
Our provision for income taxes is primarily related to our international properties.

For the year ended December 31, 2021 as compared to 2020, our net provision for income taxes increased by $1.1 million, primarily due to higher current tax expense related to reviews of tax positions on certain international properties.
Net Loss (Income) Attributable to Noncontrolling Interests
For the year ended December 31, 2021, we recognized a net loss attributable to noncontrolling interests of $0.2 million, compared to net income attributable to noncontrolling interests of $10.0 million recognized during the year ended December 31, 2020, primarily due to a noncontrolling interest’s $11.8 million share of an impairment charge recognized on one of our properties during 2021, partially offset by $3.7 million related to the net gain on sale of the two student housing operating properties disposed in 2021.
Liquidity and Capital Resources
Sources and Uses of Cash During the Year
We use the cash flow generated from our investments primarily to meet our operating expenses, fund construction projects, service debt, and fund distributions to stockholders. Our cash flows will fluctuate periodically due to a number of factors, which may include, among other things: the timing of funding for our build-to-suit and development projects; the timing of the receipt of proceeds from, and the repayment of, non-recourse secured debt and the W. P. Carey line of credit, and the receipt of lease revenues; whether our Advisor receives fees in shares of our common stock or cash, which our board of directors elects after consultation with our advisor; the timing of payments of the Available Cash Distributions to our advisor; and changes in foreign currency exchange rates. Despite these fluctuations, we believe our investments will generate sufficient cash from operations to meet our normal recurring short-term and long-term liquidity needs, as well as the measures noted above. We may also use existing cash resources, the proceeds of non-recourse secured debt, sales of assets, and distributions reinvested in our common stock through our DRIP (as noted below, our board of directors has limited the amount of cash available for our redemption program to the amount reinvested in our DRIP) to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the period are described below.
Operating Activities — Net cash provided by operating activities increased by $2.4 million during 2021 as compared to 2020, primarily due to higher revenues from self-storage operating properties, driven by an increase in occupancy and unit rates, partially offset by higher interest expense.
Investing Activities — Our investing activities are generally comprised of funding of development projects and capitalized property-related costs. In addition, during the year ended December 31, 2021, we sold (i) two student housing operating properties located in the United Kingdom for net proceeds of $147.8 million; (ii) a retail facility in Zadar, Croatia, for net proceeds of $14.4 million; and (iii) a vacant industrial facility located in Columbus, Georgia, for net proceeds of $0.5 million. We also acquired one net-leased property for $10.9 million during the year ended December 31, 2021.
Financing Activities — Our financing activities are generally comprised of borrowings, repayments and prepayments of our non-recourse secured debt and line of credit with W. P. Carey, and activity relating to our common stock, which includes (i) payments of distributions to stockholders, (ii) distributions that are reinvested by stockholders in shares of our common stock through our DRIP, and (iii) repurchases of shares of our common stock pursuant to our redemption program as described below. In addition, cash paid and received in accordance with our individual agreements with our joint-venture partners are considered financing cash flow activities.
Distributions
Our objectives are to generate sufficient cash flow over time to provide stockholders with distributions. During 2021, we declared distributions to stockholders of $68.2 million, which were comprised of cash distributions of $50.8 million (including an all-cash special distribution) and $17.4 million reinvested by stockholders in shares of our common stock pursuant to our DRIP. From inception through December 31, 2021, we have declared distributions to stockholders totaling $598.9 million, which were comprised of cash distributions of $310.4 million and $288.5 million reinvested by stockholders in shares of our common stock pursuant to our DRIP.

We believe that FFO, a non-GAAP measure, is an appropriate metric to evaluate our ability to fund distributions to stockholders. For a discussion of FFO, see Supplemental Financial Measures below. Since inception, the regular quarterly cash distributions that we pay have principally been covered by FFO or cash flow from operations. However, we funded a portion of our cash distributions to date using net proceeds from our initial public offering and there can be no assurance that our FFO or cash flow from operations will be sufficient to cover our future distributions. Our distribution coverage using both FFO as well as our net cash provided by operating activities fully covered our total quarterly recurring distributions declared for the year ended December 31, 2021. In December 2021, we declared and paid an all-cash special distribution of $0.2000 per share for both Class A and Class C stock with proceeds from the disposition of certain assets.
Redemptions
We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from stockholders seeking liquidity. On August 31, 2020, our board of directors approved, effective as of that date, generally limiting the amount of cash available for our redemption program to the amount reinvested by stockholders in our DRIP (as further detailed in the Form 8-K filed with the SEC on September 1, 2020). We prioritized qualifying special circumstance redemption requests (i.e., death, disability, receipt of long-term care), with shares pursuant to the remaining requests redeemed on a pro rata basis. In December 2021, we redeemed in full any shares covered by unfulfilled redemption requests. Our board of directors retains the discretion to modify the program at any time.
The following table illustrates our redemption activity in both shares of our common stock and dollars during the year ended December 31, 2021 (dollars in thousands):

	Class A		Class C		Total
	Shares	Dollars (a)	Shares	Dollars (a)	Shares	Dollars (a)
Redemptions unfulfilled beginnings balance (b)	995,407	$8,085	716,392	$5,819	1,711,799	$13,904
Redemptions requested (c)	2,283,062	19,932	1,291,060	11,283	3,574,122	31,215
Redemptions processed (d)	(3,278,469)	(28,621)	(2,007,452)	(17,494)	(5,285,921)	(46,115)
Redemptions unfulfilled ending balance	—	$—	—	$—	—	$—
__________________
(a)Except for redemptions sought in certain defined special circumstances, the redemption price of the shares listed above was 95% of our most recently published quarterly NAVs at the time the redemption request was made or processed. For shares redeemed under such special circumstances, the redemption price was the greater of the price paid to acquire the shares from us or 95% of our most recently published quarterly NAVs at the time of redemption. Unfulfilled redemptions are reflected at 95% of our most recently published quarterly NAVs.
(b)Requests not fulfilled in one quarter will automatically be carried forward to the next quarter (unless such request is revoked) and processed with new requests on a pro rata basis, following prioritization of special circumstance redemption requests.
(c)Redemptions requested are comprised of 495 and 200 new redemption requests received during the year ended December 31, 2021 for our Class A and Class C common stock, respectively.
(d)Redemptions were fulfilled at an average price of $8.73 and $8.71 per share for Class A and Class C common stock, respectively.

Summary of Financing
The table below summarizes our non-recourse secured debt, net (dollars in thousands):

	December 31,
	2021	2020
Carrying Value (a)
Fixed rate	$869,093	$942,378
Variable rate:
Amount subject to floating interest rate	202,520	135,481
Amount subject to interest rate swaps and caps	181,432	232,519
	383,952	368,000
	$1,253,045	$1,310,378
Percent of Total Debt
Fixed rate	69%	72%
Variable rate	31%	28%
	100%	100%
Weighted-Average Interest Rate at End of Year
Fixed rate	3.9%	3.8%
Variable rate (b)	3.5%	3.2%
Total debt	3.8%	3.6%
__________________
(a)Aggregate debt balance includes unamortized deferred financing costs totaling $6.7 million and $6.9 million as of December 31, 2021 and 2020, respectively, and unamortized premium, net of $4.3 million and $2.5 million as of December 31, 2021 and 2020, respectively.
(b)The impact of our interest rate swaps and caps is reflected in the weighted-average interest rates.
Cash Resources
As of December 31, 2021, our cash resources consisted of the following:
•cash and cash equivalents totaling $52.1 million. Of this amount, $31.2 million (at then-current exchange rates) was held in foreign subsidiaries, which may be subject to restrictions or significant costs should we decide to repatriate these funds;
•ability to borrow up to $50.0 million from the unsecured revolving line of credit with W. P. Carey (scheduled to mature on March 31, 2023), which had no outstanding balance as of December 31, 2021. Subsequent to December 31, 2021 and through the date of this Report, we borrowed $18.0 million under the line of credit;
•ability to borrow up to $32.0 million and $1.3 million under our third-party and external joint-venture financing arrangements, respectively; and
•unleveraged properties that had an aggregate carrying value of $79.9 million as of December 31, 2021, although there can be no assurance that we would be able to obtain financing for these properties on acceptable terms.
Our cash resources may be used for funding construction costs, working capital needs, other commitments, and to make distributions to our stockholders.

Cash Requirements and Liquidity
During the next 12 months following December 31, 2021 and thereafter, we expect that our significant cash requirements will include:
•paying distributions to our stockholders and to our affiliates that hold noncontrolling interests in entities we control;
•funding future capital commitments such as development projects;
•making scheduled principal and balloon payments on our debt obligations;
•making scheduled interest payments on our debt obligations (future interest payments total $120.9 million, with $44.4 million due during the next 12 months; interest on unhedged variable-rate debt obligations was calculated using the applicable annual variable interest rates); and
•making share repurchases pursuant to our redemption plan.
We use the cash flow generated from our investments primarily to meet our operating expenses, service debt, and fund distributions to stockholders. We may also use proceeds from asset sales to fund development projects, build-to-suit investments, and short-term cash requirements. We currently expect that, for the short-term, the aforementioned cash requirements will be funded through our cash resources (as noted above), and our cash flow from operations, including the cash received under net lease and operating lease agreements. During 2020 and 2021, we placed into service nine student housing properties (eight of which executed net lease agreements). In addition, in order to preserve cash and maintain financial flexibility during the COVID-19 pandemic:
•at our option our advisor has received all asset management fees in shares of our Class A common stock since April 1, 2020;
•we have reduced our distributions declared for both Class A and Class C common stock since the second quarter of 2020;
•we limited the amount of cash available for our redemption program to the amount reinvested by stockholders in our DRIP, since August 2020; and
•we have refinanced certain loans and have the ability to refinance loans coming due.
Our liquidity could be adversely affected by unanticipated costs, greater-than-anticipated operating expenses, and the continuing adverse impact of the COVID-19 pandemic, such as tenants not paying rental obligations. The extent to which the COVID-19 pandemic impacts our liquidity and debt covenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence.
Certain amounts disclosed above are based on the exchange rate of the local currencies as of December 31, 2021, which consisted primarily of the euro and Norwegian krone and, to a lesser extent, the British pound sterling.
Environmental Obligations
In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with federal, state, and foreign environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills, or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. We believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity, or results of operations. We record environmental obligations within Accounts payable, accrued expenses and other liabilities in the consolidated financial statements.

Critical Accounting Estimates
Many of our significant accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are described under Critical Accounting Policies and Estimates in our notes to our audited consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2021.
Supplemental Financial Measures
In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we use FFO, MFFO, and Adjusted MFFO, which are non-GAAP measures. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of FFO, MFFO, and Adjusted MFFO and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are provided below.
FFO
Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), an industry trade group, has promulgated a non-GAAP measure known as FFO, which we believe to be an appropriate supplemental measure, when used in addition to and in conjunction with results presented in accordance with GAAP, to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental non-GAAP measure. FFO is not equivalent to, nor a substitute for, net income or loss as determined under GAAP.
We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as restated in December 2018. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate, and depreciation and amortization from real estate assets; and after adjustments for unconsolidated partnerships and jointly owned investments. Adjustments for unconsolidated partnerships and jointly owned investments are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above. However, NAREIT’s definition of FFO does not distinguish between the conventional method of equity accounting and the hypothetical liquidation at book value method of accounting for unconsolidated partnerships and jointly owned investments.
The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment, and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization, as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management; and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions, which can change over time.

MFFO
Publicly registered, non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-traded REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-traded REITs, the Institute for Portfolio Alternatives (the “IPA”), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-traded REITs and which we believe to be another appropriate non-GAAP measure to reflect our operations. MFFO is not equivalent to our net income or loss as determined under GAAP and may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy (as currently intended). Since MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO, we believe that it provides an indication of the sustainability of our operating performance after our initial property-acquisition phase. We believe that MFFO allows investors and analysts to better assess the sustainability of our operating performance now that our initial public offering is complete and the proceeds are invested. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-traded REIT industry.
We define MFFO, a non-GAAP measure, consistent with the IPA’s Practice Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Traded REITs: Modified Funds from Operations (the “Practice Guideline”), issued in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, included in the determination of GAAP net income, as applicable: acquisition fees and expenses; amounts relating to straight line rents and amortization of above- and below-market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP basis to a cash accrual basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, foreign exchange, derivatives, or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and after adjustments for consolidated and unconsolidated partnerships and jointly owned investments, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments, are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses that are unrealized and may not ultimately be realized.
Our MFFO calculation complies with the IPA’s Practice Guideline described above and is adjusted for certain items, such as accretion of discounts and amortizations of premiums on borrowings (as such adjustments are comparable to the permitted adjustments for debt investments), allowance for credit losses, non-cash accretion of environmental liabilities and amortization of ROU assets, which management believes is helpful in assessing our operating performance.
Our management uses MFFO in order to evaluate our performance against other non-traded REITs, which also have limited lives with defined acquisition periods and targeted exit strategies. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. For example, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Adjusted MFFO
In addition, our management uses Adjusted MFFO as another measure of sustainable operating performance. Adjusted MFFO adjusts MFFO for deferred income tax expenses and benefits, which are non-cash items that may cause short-term fluctuations in net income, but have no impact on current period cash flows. Additionally, we adjust MFFO to reflect the realized gains/losses on the settlement of foreign currency derivatives to arrive at Adjusted MFFO. Foreign currency derivatives are a fundamental part of our operations in that they help us manage the foreign currency exposure we have associated with cash flows from our international investments.
FFO, MFFO, and Adjusted MFFO
Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO, MFFO, and Adjusted MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO, MFFO, and Adjusted MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO, MFFO, and Adjusted MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.
Neither the SEC, NAREIT, nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO, MFFO, and Adjusted MFFO. In the future, the SEC, NAREIT, or another regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry and we would have to adjust our calculation and characterization of FFO, MFFO, or Adjusted MFFO accordingly.

FFO, MFFO, and Adjusted MFFO were as follows (in thousands):

	Years Ended December 31,
	2021	2020
Net income attributable to CPA:18 – Global	$27,846	$12,343
Adjustments:
Depreciation and amortization of real property	68,179	63,809
Gain on sale of real estate, net	(44,015)	(2,390)
Impairment charges	23,504	—
Proportionate share of adjustments for noncontrolling interests (a)	(14,369)	(6,327)
Proportionate share of adjustments to earnings from equity method investment (b)	—	(12,214)
Total adjustments	33,299	42,878
FFO (as defined by NAREIT) attributable to CPA:18 – Global	61,145	55,221
Adjustments:
Amortization of premiums and discounts	3,697	1,709
Other (gains) and losses (c) (d)	2,894	(1,536)
Straight-line and other rent adjustments (e)	(2,255)	4,452
Above- and below-market rent intangible lease amortization, net (f)	(726)	(190)
Other amortization and non-cash items	698	512
Acquisition and other expenses	285	49
Allowance for credit losses (g)	—	(2,874)
Proportionate share of adjustments for noncontrolling interests (h)	(781)	956
Proportionate share of adjustments to losses from equity method investment	—	(108)
Total adjustments	3,812	2,970
MFFO attributable to CPA:18 – Global	64,957	58,191
Adjustments:
Tax expense, deferred	(2,049)	(2,298)
Hedging gains	320	1,343
Total adjustments	(1,729)	(955)
Adjusted MFFO attributable to CPA:18 – Global	$63,228	$57,236
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(a)Amount for the year ended December 31, 2021 includes a noncontrolling interest’s $11.8 million share of an impairment charge.
(b)Amount for the year ended December 31, 2020 includes a gain on sale of $12.9 million (inclusive of tax of $1.8 million) from the disposition of our equity method investment in real estate.
(c)Primarily comprised of gains and losses on (i) foreign currency movements, (ii) derivatives, and (iii) extinguishment of debt.
(d)The year ended December 31, 2020 includes a $2.8 million loss to write-off the value added tax receivable related to our previously owned Ghana investment, as collectibility was no longer deemed probable.
(e)Amount for the year ended December 31, 2020 includes a $7.0 million write-off in straight-line rent receivables. Under GAAP, rental receipts are recorded on a straight-line basis over the life of the lease. This may result in timing of income recognition that is significantly different than on an accrual basis.
(f)Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO, and Adjusted MFFO provides useful supplemental information on the performance of the real estate.
(g)During the year ended December 31, 2020, we recorded a net reversal of our allowance for credit losses due to changes in expected economic conditions.
(h)The year ended December 31, 2020 includes losses related to the litigation settlement with the joint-venture partner on our previously owned Ghana investment.

CPA:18 – GLOBAL'S QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk and Credit Risk
Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, and equity prices. We are exposed to interest rate risk and foreign currency exchange risk, however, we generally do not use derivative instruments to hedge credit/market risks or for speculative purposes. From time to time, we may enter into foreign currency contracts and collars to hedge our foreign currency cash flow exposures.
We are also exposed to further market risk as a result of tenant concentrations in certain industries and/or geographic regions, since adverse market factors (such as the COVID-19 pandemic) can affect the ability of tenants in a particular industry/region to meet their respective lease obligations. In order to manage this risk, we view our collective tenant roster as a portfolio and we attempt to diversify such portfolio so that we are not overexposed to a particular industry or geographic region.
Concentrations of credit risk arise when a number of tenants are engaged in similar business activities or have similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is well-diversified, it does contain concentrations in certain areas.
For the year ended December 31, 2021, our consolidated portfolio had the following significant characteristics in excess of 10% based on the percentage of our consolidated total revenues:
•63% related to domestic properties, which included concentrations of 13% in both Texas and Florida; and
•37% related to international properties.
For the year ended December 31, 2021, our portfolio had the following significant property and lease characteristics in excess of 10% in certain areas, based on the percentage of our Stabilized NOI:
•67% related to domestic properties, which included a concentration of 16% in Florida;
•33% related to international properties; and
•35% related to self-storage properties, 32% related to office properties, and 10% related to warehouse properties.
As of December 31, 2021, our net-leased portfolio, which excludes our operating properties, had the following significant property, industry and lease characteristics in excess of 10% in certain areas, based on the percentage of our pro rata ABR as of that date:
•40% related to domestic properties, which included a concentration of 10% in Illinois;
•60% related to international properties, which included concentrations in Norway of 12%, Spain of 11%, and the Netherlands of 10%;
•43% related to office properties, 13% related to student housing (net lease) properties, 13% related to warehouse properties, and 13% related to hospitality properties; and
•13% related to the student housing (net lease) industry, 13% related to the hotel and leisure industry, and 11% related to the banking industry.
Interest Rate Risk
The values of our real estate investments, related fixed-rate debt obligations, and notes receivable are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions (including the ongoing impact of the COVD-19 pandemic and changes in the creditworthiness of lessees, which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled, if we do not choose to repay the debt when due). Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the fair value of our assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.
We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we have historically attempted to obtain non-recourse secured debt financing on a long-term, fixed-rate basis. However, from time to time, we or our joint investment partners have obtained, and may in the future obtain, variable-rate non-recourse secured debt, and, as a result, we have entered into, and may continue to enter into, interest rate swap agreements or interest rate cap agreements with counterparties.
As of December 31, 2021, a significant portion (approximately 83.8%) of our outstanding debt either bore interest at fixed rates, or was swapped or capped to a fixed rate. Our debt obligations are more fully described in Liquidity and Capital Resources — Summary of Financing in the section titled CPA:18 – Global's Management's Discussion and Analysis above. The following table presents principal cash outflows for each of the next five years following December 31, 2021, and thereafter, based upon expected maturity dates of our debt obligations outstanding as of December 31, 2021 (in thousands):

	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
Fixed-rate debt(a)	$155,300	$154,825	$174,278	$298,037	$79,601	$11,242	$873,283	$873,067
Variable-rate debt(a)	$64,970	$239,757	$22,452	$43,693	$11,290	$—	$382,162	$393,167
__________________
(a)Amounts are based on the exchange rate at December 31, 2021, as applicable.
The estimated fair value of our fixed-rate debt and variable-rate debt (which either have effectively been converted to a fixed rate through the use of interest rate swaps) is marginally affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at December 31, 2021 by an aggregate increase of $22.1 million or an aggregate decrease of $28.4 million, respectively. Annual interest expense on our unhedged variable-rate debt at December 31, 2021 would increase or decrease by $2.0 million for each respective 1% change in annual interest rates.
As more fully described under Liquidity and Capital Resources — Summary of Financing above, a portion of our variable-rate debt in the table above bore interest at fixed rates at December 31, 2021, but has interest rate reset features that will change the fixed interest rates to then-prevailing market fixed rates at certain points during their term. This debt is generally not subject to short-term fluctuations in interest rates.
Foreign Currency Exchange Rate Risk
We own international investments, primarily in Europe, and as a result, are subject to risk from the effects of exchange rate movements in various foreign currencies, primarily the euro, the Norwegian krone, and, to a lesser extent, the British pound sterling which may affect future costs and cash flows. We have obtained and may in the future obtain, non-recourse mortgage financing in the local currency. Volatile market conditions arising from the ongoing effects of the COVID-19 global pandemic, as well as other macroeconomic factors, may result in significant fluctuations in foreign currency exchange rates. To the extent that currency fluctuations increase or decrease rental revenues, as translated to U.S. dollars, the change in debt service (comprised of principal and interest, excluding balloon payments), as translated to U.S. dollars, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk form changes in foreign currency exchange rates. We estimate that, for a 1% increase or decrease in exchange rate between the euro, Norwegian krone, or British pound sterling, and the U.S. dollar, there would be a corresponding change in the annual projected estimated cash flow (scheduled future rental revenues, net of scheduled future debt service payments for the next 12 months) for our consolidated foreign operations at December 31, 2021, of $0.4 million for the euro, and less than $0.1 million for both the Norwegian krone and the British pound sterling, excluding the impact of our derivative instruments.
In addition, we may use currency hedging to further reduce the exposure to our equity cash flow. We are generally a net receiver of these currencies (we receive more cash than we pay out), therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency.
We enter into foreign currency collars to hedge certain of our foreign currency cash flow exposures.

THE CPA:18 SPECIAL MEETING
Date, Time and Place
The CPA:18 Special Meeting will be held in virtual format at www.virtualshareholdermeeting.com/CPA18merger, on July 26, 2022, 5:00 p.m., Eastern Time.
Purpose
The purposes of the CPA:18 Special Meeting are to:
•consider and vote upon a proposal to approve the Merger; and
•consider and vote upon any adjournments of the CPA:18 Special Meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the Merger proposal.
Recommendation of the Board of Directors of CPA:18 – Global
At a meeting on February 27, 2022, the CPA:18 – Global board of directors (with the unanimous vote of the independent directors), after careful consideration and based on the unanimous recommendation of the CPA:18 Special Committee, adopted resolutions declaring that the Merger is advisable and in the best interests of CPA:18 – Global and the CPA:18 Stockholders, and that the Merger is fair and reasonable to CPA:18 – Global and on terms and conditions at least as favorable as those available from unaffiliated third parties, and directing that the Merger be submitted for consideration at the CPA:18 Special Meeting. The CPA:18 – Global board of directors recommends a vote "FOR" approval of the Merger. Jason E. Fox, a director of each of CPA:18 – Global and W. P. Carey, abstained from voting on the matters.
Record Date, Outstanding Shares and Voting Rights
CPA:18 – Global's board of directors has fixed the close of business on April 27, 2022 as the record date for the CPA:18 Special Meeting (the "CPA:18 Record Date"). Accordingly, only holders of record of shares of CPA:18 Common Stock on the CPA:18 Record Date are entitled to notice of, and to vote at, the CPA:18 Special Meeting. As of the CPA:18 Record Date, there were 149,688,862 outstanding shares of CPA:18 Common Stock held by approximately 26,930 holders of record. At the CPA:18 Special Meeting, each outstanding share of CPA:18 Common Stock entitles its holder to one vote per share on each proposal submitted to the CPA:18 Stockholders for consideration and to which such holder is entitled to vote, except that as described below under "Vote Required," W. P. Carey, the directors of CPA:18 – Global and their affiliates are not entitled to vote on the Merger.
Quorum
The representation, in person or by properly executed proxy, of the holders of shares of CPA:18 Common Stock entitled to cast at least 50% of all the votes entitled to be cast at the CPA:18 Special Meeting on any matter is necessary to constitute a quorum at the CPA:18 Special Meeting. Shares of CPA:18 Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the CPA:18 Special Meeting. For the purpose of determining the presence of a quorum, abstentions and "broker non-votes" will be included in determining the number of shares of CPA:18 Common Stock present and entitled to vote at the CPA:18 Special Meeting.
Vote Required
Approval of the Merger requires the affirmative vote of the holders of outstanding shares of CPA:18 Common Stock entitled to cast a majority of all the votes entitled to be cast on the relevant matter. Pursuant to CPA:18 – Global's organizational documents: (i) its directors, its advisor and any of their affiliates owning shares of CPA:18 Common Stock may not vote or consent on the Merger because the Merger is a transaction between CPA:18 – Global and affiliates of its advisor; and (ii) for the purpose of determining the requisite percentage in interest of shares of CPA:18 Common Stock necessary to approve the Merger, any such shares owned by CPA:18 – Global's directors, its advisor or any of their affiliates will be deemed not entitled to cast votes on the matter and will not be included in making such determination. Accordingly, shares of CPA:18 Common Stock owned by any CPA:18 – Global director, W. P. Carey and any of their affiliates will not be taken into account in determining whether the proposal relating to the Merger receives the requisite approval. Abstentions and "broker non-votes" will have the same effect as votes against approval of the Merger since each of the proposals requires the affirmative vote of the holders of a majority of all the votes entitled to be cast on the matter.
CPA:18 Voting of Proxies
If you are a holder of shares of CPA:18 Common Stock on the CPA:18 Record Date, you may authorize a proxy by completing, signing and promptly returning the proxy card in the self-addressed stamped envelope provided. You may also authorize a proxy to vote your shares by telephone or over the Internet as described in your proxy card. Authorizing a proxy to vote your shares by telephone or over the Internet will not limit your right to attend the CPA:18 Special Meeting virtually and vote via the special meeting website. Those stockholders of record who choose to authorize a proxy by telephone or over the Internet must do so no later than 11:59 p.m., Eastern Time, on July 25, 2022. All shares of CPA:18 Common Stock represented by properly executed proxy cards received before or at the CPA:18 Special Meeting and all proxies properly submitted by telephone or over the Internet will, unless the proxies are revoked, be voted in accordance with the instructions indicated on those proxy cards, telephone or Internet submissions. If no instructions are indicated on a properly executed proxy card, the shares will be voted "FOR" each of the proposals. You are urged to indicate how you vote your shares whether you authorize a proxy by proxy card, by telephone or over the Internet.
If a properly executed proxy card is returned or properly submitted by telephone or over the Internet and the stockholder has abstained from voting on one or more of the proposals, the shares of CPA:18 Common Stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum but will not be considered to have been voted on the abstained proposals. For the proposal to approve the Merger, abstentions will have the same effect as a vote against approval of the Merger. For the proposal to adjourn the meeting to solicit additional proxies, abstentions (which are not considered votes cast) will have no effect on the vote on such proposal.
If your shares are held in an account controlled by a broker or financial advisor, you must instruct your broker or financial advisor on how to vote your shares. If an executed proxy card is returned by a broker or financial advisor holding shares that indicates that the broker or financial advisor does not have discretionary authority to vote on the proposals, the shares will be considered present at the meeting for purposes of determining the presence of a quorum but will not be considered to have been voted on the proposals. Under applicable rules and regulations, brokers, banks or other nominees have the discretion to vote on routine matters but do not have the discretion to vote on non-routine matters. The proposal to approve the Merger is a non-routine matter. Accordingly, your broker or financial advisor will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or financial advisor. If you do not provide voting instructions, your shares will be considered "broker non-votes" because the broker or financial advisor will not have discretionary authority to vote your shares. Therefore, your failure to provide voting instructions to the broker or financial advisor will have the same effect as a vote against approval of the Merger.
Adjournment
Although it is not currently expected, the CPA:18 Special Meeting may be adjourned to solicit additional proxies if there are not sufficient votes to approve the Merger. In that event, CPA:18 – Global may ask its stockholders to vote upon the proposal to consider the adjournment of the CPA:18 Special Meeting to solicit additional proxies but not upon the proposal to approve the Merger. If CPA:18 Stockholders approve this proposal, CPA:18 – Global could adjourn the CPA:18 Special Meeting and use the time to solicit additional proxies. Any shares of CPA:18 Common Stock that were voted against approval of the Merger will not be voted in favor of the adjournment of the CPA:18 Special Meeting in order to solicit additional proxies.

Revocation of Proxies
Any proxy given pursuant to this solicitation may be revoked, and the vote changed, by the person giving it at any time before it is voted. Proxies may be revoked by:
•delivering to the Corporate Secretary of CPA:18 – Global, at or before the vote is taken at the CPA:18 Special Meeting, a later-dated written notice stating that you would like to revoke your proxy and change your vote;
•properly executing a later-dated proxy relating to the same shares and delivering it to the Corporate Secretary of CPA:18 – Global before the vote is taken at the CPA:18 Special Meeting; or
•attending the CPA:18 Special Meeting virtually and voting via the special meeting website, although attendance at the CPA:18 Special Meeting will not in and of itself constitute a revocation of a proxy or a change of your vote.
Proxies authorized by telephone or via the Internet may only be revoked in writing in accordance with the above instructions.
Any written notice of revocation or subsequent proxy should be sent to CPA:18 – Global, One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001, Attention: Corporate Secretary, so as to be received prior to the CPA:18 Special Meeting, or hand delivered to the Corporate Secretary of CPA:18 – Global at or before the taking of the vote at the CPA:18 Special Meeting.
Shares Beneficially Owned by W. P. Carey and CPA:18 – Global Directors and Officers
As of the CPA:18 Record Date, W. P. Carey and its affiliates beneficially owned 8,556,733 shares of CPA:18 Common Stock in the aggregate, representing 5.7% of the outstanding shares of CPA:18 Common Stock, and the directors of CPA:18 – Global beneficially owned 76,223 shares of CPA:18 Common Stock in the aggregate, representing less than 1% of the outstanding shares of CPA:18 Common Stock. Each share of CPA:18 Common Stock that is owned by W. P. Carey or any W. P. Carey subsidiary immediately prior to the effective time of the Merger will automatically be cancelled and retired and cease to exist without any conversion thereof or payment therefor.
Solicitation of Proxies; Expenses
All expenses of CPA:18 – Global's solicitation of proxies from its stockholders, including the cost of mailing this proxy statement/prospectus to CPA:18 Stockholders, will be paid by CPA:18 – Global. CPA:18 – Global may utilize some of the officers and employees of W. P. Carey's wholly-owned subsidiary, CAM, and certain of W. P. Carey’s consultants (who, in each case, will receive no compensation in addition to their regular salaries or hourly compensation, as applicable, for these services) to solicit proxies personally and by telephone. In addition, W. P. Carey has engaged Broadridge to assist in the solicitation of proxies for the meeting and estimate that W. P. Carey and CPA:18 – Global will pay Broadridge a fee of approximately $200,000. W. P. Carey has also agreed to reimburse Broadridge for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Broadridge against certain losses, costs and expenses. No portion of the amount that W. P. Carey is required to pay Broadridge is contingent upon the closing of the Merger. The agreement between W. P. Carey and Broadridge may be terminated (i) by either party for any reason upon 90 days' prior written notice, (ii) by the non-defaulting party if the other party fails to cure such default within 90 days' of written notice thereof, and (iii) by either party if the other party files a voluntary petition in bankruptcy or an involuntary petition is filed against it, the other party is adjudged bankrupt, a court assumes jurisdiction of the other party's assets under the federal reorganization act, a trustee or receiver is appointed by a court for all of a substantial portion of the assets of the other party, the other party becomes insolvent or the other party makes an assignment of its assets for the benefit of its creditors. The agreement between W. P. Carey and Broadridge also limits any damages to the fees and costs due and payable to Broadridge.

Under the CPA:18 Charter and Subtitle 2 of Title 3 of the MGCL, CPA:18 Stockholders are not entitled to dissenting stockholders' appraisal rights, rights of objecting stockholders or other similar rights in connection with the Merger or the Merger Agreement and the transactions contemplated thereby. If the holders of record of CPA:18 Common Stock oppose the Merger, such holders can vote against the Merger by indicating a vote against the proposal by telephone, electronically via the Internet, by completing and returning the enclosed proxy card, or by voting against the Merger in person at the CPA:18 Special Meeting. If the holders of record of CPA:18 Common Stock hold shares in "street name," such holders can vote against the Merger in accordance with the voting instructions provided by such holder's bank, broker or other recordholder of the shares of CPA:18 Common Stock.

PROPOSALS SUBMITTED TO CPA:18 STOCKHOLDERS
Proposal 1: The Merger Proposal
(Proposal 1 on CPA:18 Proxy Card)
CPA:18 Stockholders are asked to approve the Merger proposal. For a summary of and detailed information regarding the Merger proposal, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 33 and “The Merger Agreement” beginning on page 97. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
Pursuant to the Merger Agreement, approval of the Merger proposal is a condition to the consummation of the Merger. If the Merger proposal is not approved, the Merger will not be completed.
Approval of the Merger proposal requires the affirmative vote of the holders of not less than a majority of the outstanding shares of CPA:18 Common Stock entitled to vote. Pursuant to CPA:18 – Global's organizational documents: (i) its directors, its advisor and any of their affiliates owning shares of CPA:18 Common Stock may not vote on or consent to the Merger because the Merger is a transaction between CPA:18 – Global and affiliates of its advisor; and (ii) for the purpose of determining the requisite percentage in interest of shares of CPA:18 Common Stock necessary to approve the Merger, any such shares owned by CPA:18 – Global's directors, its advisor or any of their affiliates will be deemed not entitled to be voted on the Merger and will not be included in making such determination. Accordingly, shares of CPA:18 Common Stock owned by any CPA:18 – Global director, W. P. Carey and any of their affiliates will not be taken into account in determining whether the proposal relating to the Merger receives the requisite approval.
The CPA:18 – Global board of directors (including the unanimous recommendation of the independent directors) recommends that CPA:18 Stockholders vote “FOR” the Merger proposal. Jason E. Fox, a director of each of CPA:18 – Global and W. P. Carey, abstained from voting on the Merger proposal.
Proposal 2: The Adjournment Proposal
(Proposal 2 on CPA:18 Proxy Card)
CPA:18 Stockholders are being asked to consider and vote on the Adjournment proposal. If, at the CPA:18 Special Meeting, the number of shares of CPA:18 Common Stock present or represented by proxy and voting for the approval of the Merger proposal is insufficient to approve such proposal, CPA:18 – Global intends to move to adjourn the CPA:18 Special Meeting to another place, date or time in order to enable the board of directors of CPA:18 to solicit additional proxies for approval of the Merger proposal. Approval of the Adjournment proposal requires that the number of votes cast for the proposal exceeds the number of votes cast against the proposal. If the Adjournment proposal is approved, CPA:18 – Global may adjourn the CPA:18 Special Meeting to another place, date or time. If the CPA:18 Special Meeting is adjourned for the purpose of soliciting additional proxies, CPA:18 Stockholders who have already submitted their proxies will be able to revoke them at any time prior to their uses.
The CPA:18 – Global board of directors (including the unanimous recommendation of the independent directors) recommends that CPA:18 Stockholders vote “FOR” the Adjournment proposal.

THE MERGER AGREEMENT
The following is a brief summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference in this proxy statement/prospectus. As a stockholder, you are not a third-party beneficiary of the Merger Agreement and therefore you may not directly enforce any of its terms and conditions.
This summary may not contain all of the information about the Merger Agreement that is important to you. W. P. Carey and CPA:18 – Global urge you to carefully read the full text of the Merger Agreement because it is the legal document that governs the Merger. The Merger Agreement is not intended to provide you with any factual information about W. P. Carey or CPA:18 – Global. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by information in the documents that each of W. P. Carey and CPA:18 – Global filed with the SEC prior to the Effective Date, as well as by certain disclosure letters, which certain of the parties delivered to other parties in connection with the execution of the Merger Agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact but rather as a way of allocating risk among the parties to the Merger Agreement. The representations and warranties and other provisions of the Merger Agreement, and the description of such provisions in this proxy statement/prospectus, should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of W. P. Carey and CPA:18 – Global file with the SEC and the other information in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 171.
The Merger
The Merger Agreement provides that at the Effective Time, CPA:18 – Global will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and an indirect wholly owned subsidiary of W. P. Carey. At such time, in accordance with the applicable provisions of the MGCL and the Maryland Limited Liability Company Act (the "MLLCA"), the separate existence of CPA:18 – Global will cease.
Closing and Effective Time of the Merger
The Merger Agreement provides that the closing of the Merger will take place commencing at 10:00 a.m., local time, on a date specified by the parties, which will be no later than the third business day after the satisfaction or waiver of the closing conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) (such date, the "Original Closing Date"), by means of a virtual closing through the electronic exchange of signatures, or at such other time and place as the parties agree in writing.
Notwithstanding the foregoing, in the event the closing conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived, but the tenant purchase options with respect to CPA:18 – Global's Iberian student-housing portfolio subject to the Framework Agreement dated as of December 20, 2019 (the "Designated Portfolio") have been exercised and W. P. Carey is actively working to complete the sale of the Designated Portfolio, then W. P. Carey has the unilateral right to extend the Original Closing Date until the earliest to occur of (x) the second business day following the closing of the sale of the Designated Portfolio; (y) the first business day before August 31, 2022 and (z) the second business day following the date on which W. P. Carey provides written notice to the CPA:18 Special Committee indicating that it no longer desires to pursue the foregoing extension option. If W. P. Carey exercises this extension option, the cash component of the Per Share Merger Consideration will be subject to an upward adjustment, as more thoroughly described below.
The Effective Time of the Merger will be specified in the Articles of Merger, provided that such time does not exceed 30 days after the Articles of Merger are accepted for record by the State Department of Assessments and

Taxation of Maryland. Unless otherwise agreed, the parties will cause the Effective Time to occur on the Closing Date.
Conversion of Securities
As of the Effective Time of the Merger, each share of CPA:18 Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange for cancellation of such share, the rights attaching to such share will be converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, merger consideration consisting of (i) 0.0978 (the "Exchange Ratio") of a validly issued, fully paid and non-assessable share of W. P. Carey Common Stock (the "stock consideration"), and (ii) $3.00 in cash, which will be reduced if CPA:18 – Global pays a dividend exceeding its regular quarterly dividend and may be increased if W. P. Carey exercises its right under the Merger Agreement to defer the closing of the Merger in order to complete the sale of certain CPA:18 – Global properties (including the cash, if any, paid in respect of fractional shares (as more thoroughly described below), the "cash component," and together with the stock consideration, the “Per Share Merger Consideration”).
Each share of CPA:18 Common Stock that is owned by W. P. Carey or any W. P. Carey subsidiary immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist. In addition, neither W. P. Carey nor any W. P. Carey subsidiary will receive any Per Share Merger Consideration for any share of CPA:18 Common Stock owned by it. No fractional shares of W. P. Carey Common Stock will be issued under the Merger Agreement. To the extent that a holder of CPA:18 Common Stock would otherwise be entitled to receive a fraction of a share of W. P. Carey Common Stock, computed on the basis of the aggregate number of shares of CPA:18 Common Stock held by such holder, such holder will instead receive a cash payment in lieu of such fractional share in an amount equal to such fraction multiplied by $10.45.
Based on the number of shares of CPA:18 Common Stock outstanding on the CPA:18 Record Date, W. P. Carey expects to issue approximately 13.8 million shares of W. P. Carey Common Stock in connection with the Merger. Upon such Stock Issuance, the W. P. Carey Stockholders and the CPA:18 Stockholders (excluding W. P. Carey and any W. P. Carey subsidiaries) would own approximately 93% and 7% of the combined company, respectively.
Recordation of Exchange; Payment of Per Share Merger Consideration
As soon as practicable following the Effective Time, W. P. Carey will cause its transfer agent to record the Stock Issuance in connection with the Merger to the holders of CPA:18 Common Stock on W. P. Carey's stock records in accordance with the Merger Agreement. No physical share certificates will be delivered. Prior to the Effective Time, W. P. Carey will designate a bank or trust company reasonably acceptable to CPA:18 – Global to act as agent for the payment of the Per Share Merger Consideration (the "Paying and Exchange Agent"). W. P. Carey must take all steps necessary to enable and cause the surviving entity to provide to the Paying and Exchange Agent immediately following the Effective Time the aggregate cash portion of the Per Share Merger Consideration payable upon cancellation of the CPA:18 Common Stock in lieu of any fractional share of W. P. Carey Common Stock. As soon as practicable after the Effective Time, and in any event not later than the tenth business day after the Effective Time, the Paying and Exchange Agent will pay to each holder of CPA:18 Common Stock the amount of cash that such holder is entitled to receive for the cash portion of the Per Share Merger Consideration and in lieu of any fractional share of W. P. Carey Common Stock.
Share Transfer Books
At the close of business on the day on which the Effective Time occurs, the share transfer books of CPA:18 – Global will be closed, and no subsequent transfers of shares of CPA:18 Common Stock will be registered on the share transfer books of the surviving entity.

Representations and Warranties
W. P. Carey and Merger Sub, on the one hand, and CPA:18 – Global, on the other hand, have made representations and warranties in the Merger Agreement, many of which are qualified as to materiality or subject to matters disclosed by the parties, and none of which survive the Effective Time, relating to, among other things:
•organization, standing and corporate power;
•capital structure;
•power and authority to enter into, execute, deliver and enforce the Merger Agreement and all other documents to be executed in connection with the transactions contemplated by the Merger Agreement;
•no conflicts with, violations of or defaults under organizational documents, certain material contracts or applicable judgments, orders or laws;
•consents and regulatory approvals necessary to complete the Merger;
•information supplied relating to the disclosures in the registration statement and this proxy statement/prospectus;
•opinions of financial advisors;
•stockholder approval required (with respect to CPA:18 – Global only);
•brokers' fees or commissions;
•no requirement to be registered as an investment company under the Investment Company Act;
•exemptions relating to takeover or similar statutes and waiver from ownership limitations in organizational documents (with respect to CPA:18 – Global only);
•availability of SEC documents, internal accounting controls, disclosure controls and procedures and material weaknesses in internal controls (with respect to W. P Carey only);
•absence of certain changes or events (with respect to W. P. Carey only);
•no undisclosed material liabilities (with respect to W. P. Carey only);
•compliance with applicable laws and regulatory matters (with respect to W. P. Carey only);
•litigation (with respect to W. P. Carey only);
•taxes (with respect to W. P. Carey only);
•pension and benefit plans and employee relations (with respect to W. P. Carey only);
•intangible property (with respect to W. P. Carey only);
•environmental matters (with respect to W. P. Carey only);
•properties (with respect to W. P. Carey only);
•insurance (with respect to W. P. Carey only);
•contracts (with respect to W. P. Carey only); and
•related party transactions (with respect to W. P. Carey only).

Certain representations and warranties were made by W. P. Carey only and not by CPA:18 – Global because of the advisory role in which W. P. Carey and its affiliates serve with respect to CPA:18 – Global and the oversight and control that W. P. Carey and its affiliates have over such matters to which CPA:18 – Global would otherwise represent and warrant.
Covenants
W. P. Carey and CPA:18 – Global have agreed that, until the Effective Time, each company will (i) use and cause each of its subsidiaries to use all commercially reasonable efforts to operate its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement and to preserve intact in all material respects its current business organization, and (ii) not take certain material actions without the other company's consent, including those actions enumerated in Sections 3.1, 3.2 and 4.14 of the Merger Agreement.
W. P. Carey, as the ultimate parent of CAM and W. P. Carey BV, CPA:18 – Global's external advisors, has also agreed to cause CAM, W. P. Carey BV and Merger Sub to assist and cooperate in good faith to cause CPA:18 – Global to fulfill all its obligations under the Merger Agreement. Additionally, CAM, W. P. Carey BV and Merger Sub must each, at the request of the CPA:18 Special Committee, assist and cooperate in good faith to facilitate CPA:18 – Global's efforts related to CPA:18 Competing Transactions during the go-shop and no-shop periods.
Each of W. P. Carey, Merger Sub and CPA:18 – Global has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the others in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party or its subsidiaries pursuant to the Merger Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Transaction Documents.
Each of W. P. Carey and CPA:18 – Global has agreed to certain covenants in the Merger Agreement restricting the conduct of their respective businesses during the period between the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time:
CPA:18 – Global has agreed, among other things, that it will not:
•declare, set aside or pay any dividends on, or make any other distributions in respect of, CPA:18 Common Stock or stock or other equity interests in any of its subsidiaries that is not directly or indirectly wholly owned by CPA:18 – Global, except (1) the authorization and payment of regular quarterly dividends that are consistent with past practices and (2) the authorization and payment of any dividend or distribution necessary for CPA:18 – Global to maintain its qualification as a REIT under Section 856 of the Code and to avoid the imposition of income and excise taxes under Sections 857 and 4981 of the Code (which includes the authorization and payment of one more dividends equal to all of CPA:18 – Global's undistributed (i) real estate investment trust taxable income for such taxable year determined in accordance with Section 857(b) of the Code (without regard to the dividends paid deduction) and (ii) net income from foreclosure property (over the tax imposed on such income), if any, within the meaning of Section 857 of the Code);
•purchase, redeem or otherwise acquire any CPA:18 Common Stock or stock or other equity interests in any CPA:18 – Global subsidiary or any options, warrants or rights to acquire, or security convertible into, shares of CPA:18 Common Stock or stock or other equity interests in any CPA:18 – Global subsidiary, except that CPA:18 – Global may complete any (i) qualified redemptions pending as of the date of the Merger Agreement, (ii) any "special circumstances redemptions" (as defined in the Registration Statement on Form S-11 (Registration No. 333-185111) filed by CPA:18 – Global, and declared effective by the SEC on May 7, 2013), and (iii) such redemptions or other actions that the CPA:18 – Global board of directors deems advisable in accordance with the CPA:18 Charter to enable CPA:18 – Global to maintain its qualification as a REIT, to the extent permitted by applicable law; and

W. P. Carey has agreed, among other things, that it will not:
•other than in the ordinary course of business and in compliance with U.S. federal securities laws, purchase, redeem or otherwise acquire any shares of W. P. Carey Common Stock or stock or other equity interests in any W. P. Carey subsidiary or any options, warrants or rights to acquire, or security convertible into, shares of W. P. Carey Common Stock or stock or other equity interests in any W. P. Carey subsidiary, in each case other than (i) repurchases from employees or affiliates of W. P. Carey or any W. P. Carey subsidiary (including any holder of 10% or more of (a) W. P. Carey Common Stock or (b) stock or equity interests of any such W. P. Carey subsidiary) and (ii) such redemptions or other actions that the W. P. Carey board of directors deems advisable in accordance with the W. P. Carey Charter to enable W. P. Carey to maintain its qualification as a REIT, to the extent permitted by applicable law; and
•cause CPA:18 – Global or any of its subsidiaries without the separate consent of the CPA:18 Special Committee, except that no separate CPA:18 Special Committee consent is required (i) to market for sale certain properties agreed to in advance by the parties (the "sale properties") at prices equal to or greater than the respective agreed upon release prices (subject to certain notice/information rights of the CPA:18 Special Committee), and (ii) after the end of the forty-eight (48) hour period following the expiration of the Solicitation Period End Date, to cause CPA:18 – Global or any of its subsidiaries to enter into a definitive agreement to sell, or to sell, the sale properties at prices equal to or greater than the respective agreed upon release prices; provided, however, that in the event that CPA:18 – Global has advised or advises W. P. Carey in writing of CPA:18 – Global's intention to communicate with or engage in discussions or negotiations with an Exempted Person regarding a possible CPA:18 Competing Transaction (as described more thoroughly below), no definitive agreement with respect to the sale of any sale properties may be entered into and no sale of any sale properties may occur, in each case, until after the fifteenth business day following the receipt of such written notice by W. P. Carey or, if earlier, such time that CPA:18 – Global has advised or advises W. P. Carey that all such communications, discussions and negotiations have terminated.
NYSE Listing
W. P. Carey has agreed to use its reasonable best efforts to cause the W. P. Carey Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.
Fees Payable to W. P. Carey and its Affiliates
CAM, W. P. Carey BV and certain of their affiliates provide investment and advisory services to CPA:18 – Global pursuant the CPA:18 Advisory Agreements.
•Conditioned upon the closing of the transactions contemplated by the Merger Agreement, W. P. Carey has waived all rights to receive any and all Advisor Closing Amounts. In addition,
W. P. Carey will receive no disposition fees in respect of the consummation of the Merger.
•W. P. Carey and its affiliates will continue to receive any and all fees and distributions accrued pursuant to the CPA:18 Advisory Agreements and the CPA:18 LP Agreement prior to the closing of the Merger. At December 31, 2021, W. P. Carey had accrued and unpaid fees of approximately $1.1 million pursuant to the CPA:18 Advisory Agreements. During the twelve months ended December 31, 2021, W. P. Carey earned approximately $12.5 million in asset management fees and $7.3 million in Special General Partner distributions from CPA:18 – Global.
See the section titled "The Merger Agreement – Termination Expenses" beginning on page 108 for additional agreements related to expenses and payments, in connection with the termination of the Merger Agreement.

Solicitation of Transactions – CPA:18 – Global
During the period beginning on February 28, 2022 and continuing until 11:59 p.m. (New York City time) on March 30, 2022 (the "Solicitation Period End Date"), CPA:18 – Global, acting directly or indirectly, had the right to (i) initiate, solicit, induce, cause, encourage and facilitate any CPA:18 Competing Transaction, including by way of providing access to the properties, offices, assets, books, records and personnel of CPA:18 – Global and any CPA:18 – Global subsidiary and furnishing non-public information pursuant to one or more Acceptable Confidentiality Agreements; provided, however, that any such non-public information must, to the extent not previously provided to W. P. Carey, Merger Sub or their respective representatives, be provided to W. P. Carey or Merger Sub prior to or substantially concurrently with it being provided to any Person given such access, (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any CPA:18 Competing Transaction, or any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a CPA:18 Competing Transaction or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any CPA:18 Competing Transaction and (iii) grant a waiver under any standstill, confidentiality or similar agreement entered into by CPA:18 – Global to the extent necessary to allow the other party thereto to submit any CPA:18 Competing Transaction or inquire, propose or make an offer that may lead to a CPA:18 Competing Transaction to the CPA:18 Special Committee in compliance with Section 4.5 of the Merger Agreement. At the Solicitation Period End Date no offers or proposals for a CPA:18 Competing Transaction were received.
For purposes of the Merger Agreement, a "CPA:18 Competing Transaction" means any proposal or offer for, whether in one transaction or a series of transactions: (i) any merger, consolidation, share exchange, business combination or similar transaction involving CPA:18 – Global (or any of its material subsidiaries); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of CPA:18 – Global and its subsidiaries, taken as a whole, excluding any bona-fide financing transactions which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets; (iii) any issue, sale or other disposition of (including by way of merger, consolidation, share exchange, business combination or similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 50% or more of the voting power of CPA:18 – Global and its subsidiaries; (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CPA:18 – Global and its subsidiaries in which a person will acquire beneficial ownership of 50% or more of the outstanding shares of any class of voting securities of CPA:18 – Global and its subsidiaries; or (v) any tender offer or exchange offer for 50% or more of the voting power for the election of directors exercisable by the holders of outstanding CPA:18 Common Stock (or any of its subsidiaries). The term "Acceptable Confidentiality Agreement" means a customary confidentiality agreement containing terms no less favorable to CPA:18 – Global than the terms set forth in the form of confidentiality agreement attached to the Merger Agreement.
W. P. Carey has agreed that neither it nor any of its affiliates will, and that it will use its reasonable best efforts to cause its and their respective representatives not to, participate in discussions with (other than at the request of the CPA:18 Special Committee), any person that it knows has made, or is considering or participating in discussions or negotiations with CPA:18 – Global or its representatives regarding, a CPA:18 Competing Transaction. However, W. P. Carey is not prohibited or restricted from making or conducting public communications or solicitations regarding a CPA:18 Competing Transaction or the transactions contemplated by the Merger Agreement.
Except (i) as expressly permitted by Section 4.5 of the Merger Agreement, or (ii) with respect to any Exempted Person until receipt of the CPA:18 Stockholder Approval, from the Solicitation Period End Date until the Effective Time or, if earlier, the termination of the Merger Agreement in accordance with Section 6.1 of the Merger Agreement, CPA:18 – Global, acting directly or indirectly, will cease and cause to be terminated any solicitation, discussion or negotiation with any Persons with respect to any CPA:18 Competing Transaction and request the immediate return or destruction of all confidential information previously furnished.
For purposes of the Merger Agreement, an "Exempted Person" means any person, group of persons or group that includes any person (so long as in each case such person and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End Date constitute at least 50% of the equity financing of such group at all times following the Solicitation Period End Date and prior to the termination of the

Merger Agreement) who submitted a bona-fide written offer or communication constituting a CPA:18 Competing Transaction to CPA:18 – Global prior to the Solicitation Period End Date.
Except as specifically provided in Section 4.5 of the Merger Agreement, from the Solicitation Period End Date until the Effective Time or, if earlier, the termination of the Merger Agreement in accordance with Section 6.1 of the Merger Agreement, CPA:18 – Global, acting directly or indirectly, must not (i) initiate, solicit, propose, cause (including by providing information) or take any action designed to, or which would reasonably be expected to, facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a CPA:18 Competing Transaction, other than with respect to any Exempted Person, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning, CPA:18 – Global or any CPA:18 – Global subsidiary, including their properties, books and records, to any Person (other than with respect to any Exempted Person) relating to, or otherwise cooperate with, any CPA:18 Competing Transaction or any proposal or offer that would reasonably be expected to lead to a CPA:18 Competing Transaction, (iii) approve, publicly endorse, publicly recommend or enter into any CPA:18 Competing Transaction or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement with respect to any CPA:18 Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.5 of the Merger Agreement) (an "Alternative Acquisition Agreement"), (iv) publicly propose, agree or publicly announce an intention to take any of the foregoing actions, (v) take any action to make the provisions of any Takeover Statute inapplicable to any transaction contemplated by a CPA:18 Competing Transaction, other than with respect to any Exempted Person until receipt of the CPA:18 Stockholder Approval, or (vi) except to the extent waived pursuant to Section 4.5(a)(iii) of the Merger Agreement and with respect to any Exempted Person until receipt of the CPA:18 Stockholder Approval, terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by CPA:18 – Global in respect of or in contemplation of a CPA:18 Competing Transaction.
Following the Solicitation Period End Date, CPA:18 – Global is not prevented from (x) communicating with a prospective acquirer to request clarification of the terms and conditions of a possible CPA:18 Competing Transaction so as to determine whether such CPA:18 Competing Transaction could reasonably be expected to lead to a CPA:18 Superior Competing Transaction or (y) providing non-public information about CPA:18 – Global or any CPA:18 – Global subsidiary (subject to an Acceptable Confidentiality Agreement) to, and engaging in discussions and negotiations regarding a possible CPA:18 Competing Transaction with, a prospective acquirer in response to a proposal or offer that could reasonably be expected to lead to a CPA:18 Competing Transaction, in either instance, which CPA:18 – Global received prior to the Solicitation Period End Date, or which CPA:18 – Global receives after the Solicitation Period End Date that did not result in whole or in part from a breach of Section 4.5(b) of the Merger Agreement, and which the CPA:18 Special Committee determines in good faith after consultation with its independent financial advisor and outside legal counsel, would result (if consummated in accordance with its terms) in, or is reasonably likely to result in, a CPA:18 Superior Competing Transaction.
For purposes of the Merger Agreement, a "CPA:18 Superior Competing Transaction" means a bona-fide proposal for a CPA:18 Competing Transaction made by a third party which the CPA:18 Special Committee determines (after taking into account any amendment of the terms of the Transaction Documents or the Merger by W. P. Carey and/or any proposal by W. P. Carey to amend the terms of the Transaction Documents or the Merger), in good faith and after consultation with its financial and legal advisors, (i) is on terms which are more favorable from a financial point of view to the CPA:18 Stockholders than the Merger and the other transactions contemplated by the Merger Agreement, (ii) would result in such third party owning, directly or indirectly, at least 90% of the CPA:18 Common Stock then outstanding (or all or substantially all of the equity of the surviving entity in a merger) or at least 90% of the assets of CPA:18 – Global and its subsidiaries taken as a whole, (iii) is reasonably capable of being consummated and (iv) was not solicited by CPA:18 – Global, any of its subsidiaries or any of their respective officers, directors, investment advisors, investment bankers, financial advisors, attorneys, accountants, brokers, finders, representatives or controlled Affiliates in breach of Section 4.5 of the Merger Agreement.
Except as expressly provided by Section 4.5(d) of the Merger Agreement, at any time after the date of the Merger Agreement, the CPA:18 Special Committee must not (i) (A) publicly withhold or withdraw (or qualify or modify in a manner adverse to W. P. Carey or Merger Sub), or publicly propose to withhold or withdraw (or qualify or modify in a manner adverse to W. P. Carey or Merger Sub), its recommendation of the Merger Agreement and the Merger or otherwise publicly repudiate the adoption, approval, recommendation or declaration of advisability by the CPA:18 Special Committee of the Merger Agreement, the Merger or the other transactions contemplated hereby, (B) adopt, approve, publicly declare advisable or recommend or publicly propose to adopt, approve, declare advisable or recommend any CPA:18 Competing Transaction, (C) allow its recommendation of the Merger Agreement and the Merger to be excluded from the proxy statement/prospectus, (D) fail to recommend against any CPA:18 Competing Transaction within ten business days after such CPA:18 Competing Transaction is publicly announced, or (E) if a tender or exchange offer relating to equity securities of CPA:18 – Global is commenced by a Person unaffiliated with W. P. Carey, fail to send to the CPA:18 Stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten business days after such tender or exchange offer is first published, a statement disclosing that the CPA:18 Special Committee recommends rejection of such tender or exchange offer (any action described in the foregoing clauses (A), (B), (C), (D) or (E), an "Adverse Recommendation Change"), or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or cause or permit CPA:18 – Global or any CPA:18 – Global subsidiary to execute or enter into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.5 of the Merger Agreement).
At any time prior to receipt of the CPA:18 Stockholder Approval, the CPA:18 Special Committee is permitted to either (i) terminate the Merger Agreement in order to enter into an Alternative Acquisition Agreement with respect to a CPA:18 Superior Competing Transaction, subject to payment of the CPA:18 Termination Fee, or (ii) effect an Adverse Recommendation Change, in each instance, if and only if (A) the CPA:18 Special Committee has received a CPA:18 Competing Transaction (whether or not from an Exempted Person) that, in the good faith determination of the CPA:18 Special Committee, after consultation with its financial advisor and outside legal counsel, constitutes a CPA:18 Superior Competing Transaction, after having complied with Section 4.5(d) of the Merger Agreement, and (B) with respect to any Person who is not an Exempted Person, the CPA:18 Special Committee determines in good faith, after consultation with outside legal counsel, that a failure to take such action would be inconsistent with the duties of the members of the CPA:18 Special Committee under applicable law.
Prior to either terminating the Merger Agreement or effecting an Adverse Recommendation Change, in each instance in accordance with Section 4.5(d) of the Merger Agreement, (x) the CPA:18 Special Committee must provide a written notice to W. P. Carey and Merger Sub that it intends to take such action and describing (1) the basis for its determination, and (2) the material terms and conditions of the CPA:18 Superior Competing Transaction that is the basis of such action (including the identity of the party making the CPA:18 Superior Competing Transaction and any financing commitments related thereto, which will include any fee letters, which letters may be redacted to omit the numerical amounts provided therein, as applicable) (a "Change of Recommendation Notice"); (y) during the three business days following W. P. Carey's and Merger Sub's receipt of the Change of Recommendation Notice, CPA:18 – Global must, and must cause its officers, directors, investment advisors, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives or any controlled Affiliates of CPA:18 – Global, or any CPA:18 – Global subsidiary to, negotiate with W. P. Carey and Merger Sub in good faith (to the extent that W. P. Carey and Merger Sub desire to negotiate) to make amendments to the terms and conditions of the Merger Agreement so as to obviate the need for the proposed termination of the Merger Agreement or the proposed Adverse Recommendation Change, as applicable; and (z) following the close of business on the last day of the three business days or such greater period of time as may be permitted by the CPA:18 Special Committee in its sole discretion, the CPA:18 Special Committee has determined in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account any amendments to the Merger Agreement proposed in writing by W. P. Carey and Merger Sub in response to the Change of Recommendation Notice, that such CPA:18 Competing Transaction continues to constitute a CPA:18 Superior Competing Transaction (whether or not from an Exempted Person), and with respect to any Person who is not an Exempted Person, a failure to effect an Adverse Recommendation Change would be inconsistent with the duties of the members of the CPA:18 Special Committee under applicable law.
If any amendment to the financial terms or any material term of any CPA:18 Superior Competing Transaction is made, the CPA:18 Special Committee must deliver a new Change of Recommendation Notice to W. P. Carey and Merger Sub, and CPA:18 – Global will be required to comply again with the requirements of Section 4.5(d) of the

Merger Agreement; provided that with respect to any and all such new Change of Recommendation Notices, the applicable period of time will be deemed to be one business day.
Within 48 hours after the expiration of the Solicitation Period End Date, CPA:18 – Global must (i) notify W. P. Carey in writing of the identity of each person, if any, that, in accordance with the Merger Agreement, the CPA:18 Special Committee has determined to be an Exempted Person and (ii) provide W. P. Carey with the material terms and conditions of any CPA:18 Competing Transaction received from any Exempted Person prior to the Solicitation Period End Date. CPA:18 – Global must keep W. P. Carey reasonably and promptly informed of any material changes in the status, terms or conditions of any CPA:18 Competing Transaction received from any Exempted Person. Except as may relate to an Exempted Person, from and after the Solicitation Period End Date, CPA:18 – Global must (i) as promptly as reasonably practicable (and in any event within 48 hours of receipt), advise W. P. Carey of receipt by CPA:18 – Global or any of its affiliates of (A) any CPA:18 Competing Transaction or (B) any request for information that would reasonably be expected to lead to any CPA:18 Competing Transaction, the terms and conditions of any such CPA:18 Competing Transaction or request (including the identity of the party making such CPA:18 Competing Transaction), (ii) keep W. P. Carey fully and promptly informed (and in any event within 24 hours) of any material changes in the status, terms or conditions of any such CPA:18 Competing Transaction (it being understood that any change or modification to any financial term or condition of any CPA:18 Competing Transaction will be deemed to be a material change) or request, and (iii) promptly provide W. P. Carey with (a) an unredacted copy of any such CPA:18 Competing Transactions made in writing (including any financing commitments relating thereto, which will include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)) and (b) a written summary of the material terms of any CPA:18 Competing Transactions not made in writing (including any financing commitments and any fee letters relating thereto (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)).
Conditions to Obligations to Complete the Merger and Other Transactions
The respective obligations of the parties to the Merger Agreement to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents (as defined in the Merger Agreement) on the Closing Date are subject to the satisfaction or waiver of several conditions on or prior to the Closing Date, including:
•the CPA:18 Stockholder Approval (for the Merger) will have been obtained;
•the registration statement, of which this proxy statement/prospectus forms a part, will have become effective in accordance with the Securities Act; no stop order will have been issued by the SEC and remain in effect, and no proceeding will have been commenced or threatened, suspending the effectiveness of the registration statement; and all necessary state securities or blue sky authorizations will have been received;
•no temporary restraining order, injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition, preventing the consummation of the Merger, will be in effect; and
•all consents, approvals, permits and authorizations required by the Merger Agreement to be obtained from any governmental entity will have been made or obtained.
The obligations of W. P. Carey and Merger Sub to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the satisfaction or waiver on the Closing Date of several conditions, including:
•the representations and warranties of CPA:18 – Global set forth in the Merger Agreement will be true and correct on the Closing Date as though made on and as of the Closing Date (subject to certain limited exceptions), except as would not reasonably be likely to have, in the aggregate, a CPA:18 Material Adverse Effect;
•CPA:18 – Global will have performed in all material respects all covenants and obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time;

•since the date of the Merger Agreement, there will have occurred no changes, events or circumstances which, individually or in the aggregate, constitute a CPA:18 Material Adverse Effect;
•W. P. Carey and Merger Sub will have received an opinion, dated as of the Closing Date, of CPA:18 – Global's counsel as to CPA:18 – Global's qualification and taxation as a REIT under the Code;
•all necessary consents and waivers required by the Merger Agreement to be obtained from third parties will have been obtained, except as would not reasonably be expected to have, individually or in the aggregate, a CPA:18 Material Adverse Effect;
•W. P. Carey will have received a certificate, duly completed and executed by CPA:18 – Global, pursuant to Section 1.1445-2(b)(2) of the U.S. Department of Treasury Regulations, certifying that CPA:18 – Global is not a "foreign person" within the meaning of Section 1445 of the Code; and
•W. P. Carey and Merger Sub will have received an opinion, dated as of the Closing Date, of W. P. Carey's counsel to the effect that for federal income tax purposes the Merger will qualify as a reorganization under Section 368(a)(1) of the Code.
The obligations of CPA:18 – Global to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the satisfaction or waiver on the Closing Date of several conditions, including:
•the representations and warranties of W. P. Carey and Merger Sub set forth in the Merger Agreement will be true and correct on the Closing Date as though made on and as of the Closing Date (subject to certain limited exceptions), except as would not reasonably be likely to have, in the aggregate, a W. P. Carey Material Adverse Effect;
•W. P. Carey will have performed in all material respects all covenants and obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time;
•the W. P. Carey Common Stock to be issued in the Merger will have been approved for listing on the NYSE, subject to official notice of issuance;
•since the date of the Merger Agreement, there will have occurred no changes, events or circumstances which, individually or in the aggregate, constitute a W. P. Carey Material Adverse Effect;
•CPA:18 – Global will have received an opinion, dated as of the Closing Date, of W. P. Carey's counsel as to W. P. Carey's qualification and taxation as a REIT under the Code and its method of operation as described in the registration statement and in this proxy statement/prospectus that will enable it to continue to meet the requirements for qualification and taxation as a REIT;
•all necessary consents and waivers required by the Merger Agreement to be obtained from third parties will have been obtained, except as would not reasonably be expected to have, individually or in the aggregate, a W. P. Carey Material Adverse Effect; and
•CPA:18 – Global will have received an opinion, dated as of the Closing Date, of CPA:18 – Global's counsel to the effect that for federal income tax purposes the Merger will qualify as a reorganization under Section 368(a)(1) of the Code.
For purposes of the Merger Agreement, the term "CPA:18 Material Adverse Effect" means a material adverse effect (A) on the business, properties, financial condition or results of operations of CPA:18 – Global and the CPA:18 Subsidiaries taken as a whole or (B) that would, or would be reasonably likely to, prevent or materially delay the performance by CPA:18 – Global of its material obligations under this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this definition, the parties agree that a CPA:18 Material Adverse Effect will not include any effect or event with respect to CPA:18 – Global or any CPA:18 – Global subsidiary to the extent resulting from or attributable to (a) general national, international or regional economic, financial or political conditions or events, including, without limitation, the effects of an outbreak or escalation of hostilities, any acts of war, sabotage or terrorism that do not result in the destruction or material physical damage of a material portion of the CPA:18 – Global properties, taken as a whole, (b) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated thereby, (c) conditions generally affecting the securities markets or the industries in which CPA:18 – Global and the CPA:18 – Global Subsidiaries operate, except to the extent such conditions have a materially disproportionate effect on CPA:18 – Global and the CPA:18 – Global Subsidiaries, taken as a whole, relative to others in the industries in which CPA:18 – Global and the CPA:18 – Global Subsidiaries operate, (d) any failure, in and of itself, by CPA:18 – Global or CPA:18 – Global's Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a CPA:18 Material Adverse Effect), (e) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on CPA:18 – Global and the CPA:18 – Global Subsidiaries, taken as a whole, relative to others in the industries in which CPA:18 – Global and the CPA:18 – Global Subsidiaries operate or (f) any hurricane, tornado, flood, earthquake or other natural disaster that does not result in the destruction or material physical damage of a material portion of the CPA:18 – Global properties, taken as a whole.
In addition, the term "W. P. Carey Material Adverse Effect" means a material adverse effect (A) on the business, properties, financial condition or results of operations of W. P. Carey and its subsidiaries taken as a whole or (B) that would, or would be reasonably likely to, prevent or materially delay the performance by W. P. Carey or any W. P. Carey subsidiary of its material obligations under this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this definition, the parties agree that, a W. P. Carey Material Adverse Effect will not include any effect or event with respect to W. P. Carey or any W. P. Carey subsidiary to the extent resulting from or attributable to (a) general national, international or regional economic, financial or political conditions or events, including, without limitation, the effects of an outbreak or escalation of hostilities, any acts of war, sabotage or terrorism that do not result in the destruction or material physical damage of a material portion of the W. P. Carey Properties, taken as a whole, (b) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated thereby, (c) conditions generally affecting the securities markets or the industries in which W. P. Carey and its subsidiaries operate, except to the extent such conditions have a materially disproportionate effect on W. P. Carey and its subsidiaries, taken as a whole, relative to others in the industries in which W. P. Carey and its subsidiaries operate, (d) any failure, in and of itself, by W. P. Carey or its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a W. P. Carey Material Adverse Effect), (e) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on W. P. Carey and its subsidiaries, taken as a whole, relative to others in the industries in which W. P. Carey and its subsidiaries operate, or (f) any hurricane, tornado, flood, earthquake or other natural disaster that does not result in the destruction or material physical damage of a material portion of the W. P. Carey Properties, taken as a whole.
Termination
The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the CPA:18 Stockholder Approval is obtained:
•by mutual written consent duly authorized by the boards of directors of each of W. P. Carey and CPA:18 – Global;
•by either party, if the other party has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty by the other party has become untrue, in either case such that the other party would be incapable of satisfying its related closing condition by August 31, 2022 (the "Termination Date"), provided that CPA:18 – Global will not be deemed to have breached a representation, warranty, covenant or agreement set forth in the Merger Agreement to the extent the actions or inactions of W. P. Carey or any W. P. Carey subsidiary in its capacity as advisor to CPA:18 – Global resulted in such breach;
•by either party, if any judgment, injunction, order, decree or action by any governmental entity of competent authority preventing the consummation of the Merger has become final and nonappealable after the parties have used reasonable best efforts to remove, repeal or overturn it;
•by either party, if the Merger has not been consummated before the Termination Date (subject to certain limited exceptions); provided, however, that the Termination Date will be automatically extended until September 30, 2022 (the "Extended Termination Date"), if all consents, approvals, permits and authorizations required by the Merger Agreement to be obtained from a governmental entity have not been made or obtained by August 31, 2022 but are reasonably likely to be made or obtained by the Extended Termination Date;
•by either party, if upon a vote at a duly held CPA:18 Special Meeting or any adjournment or postponement thereof, the CPA:18 Stockholder Approval has not been obtained;
•by CPA:18 – Global, if the CPA:18 Special Committee has withdrawn its recommendation of the Merger or the Merger Agreement, or approved or recommended a CPA:18 Superior Competing Transaction, in each instance in accordance with Section 4.5 of the Merger Agreement and CPA:18 – Global has paid the CPA:18 Termination Fee; or
•by W. P. Carey, if (i) prior to the CPA:18 Special Meeting, the CPA:18 – Global board of directors or any committee thereof has withdrawn or modified in any manner adverse to W. P. Carey its approval or recommendation of the Merger or the Merger Agreement in connection with, or approved or recommended, any CPA:18 Superior Competing Transaction or (ii) CPA:18 – Global has entered into any agreement with respect to any CPA:18 Superior Competing Transaction.
Effect of Termination
If either party terminates the Merger Agreement in a manner described above, all obligations of W. P. Carey and CPA:18 – Global under the Merger Agreement will terminate without any liability or obligation of W. P. Carey, Merger Sub or CPA:18, except for any liability of a party for a willful breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or a failure or refusal by a party to consummate the transactions contemplated by the Merger Agreement when such party was obligated to do so, and for certain expenses and other obligations as provided in the Merger Agreement.
Termination Expenses
CPA:18 – Global has agreed to pay W. P. Carey's reasonable and documented out-of-pocket expenses incurred in connection with the Merger Agreement and the other transactions contemplated thereby (including, without limitation, all outside attorneys', accountants' and investment bankers' fees and expenses), if the Merger Agreement is terminated by W. P. Carey due to a breach of any representation, warranty, covenant or agreement on the part of CPA:18 – Global set forth in the Merger Agreement, or if any representation or warranty of CPA:18 Global has become untrue, in either case such that the related closing condition is incapable of being satisfied by August 31, 2022.
W. P. Carey has agreed to pay CPA:18 – Global's out-of-pocket expenses incurred in connection with the Merger Agreement and the other transactions contemplated thereby (including, without limitation, all outside attorneys', accountants', investment bankers' and the CPA:18 Special Committee's fees and expenses), if the Merger Agreement is terminated by CPA:18 – Global due to a breach of any representation, warranty, covenant or agreement on the part of W. P. Carey or Merger Sub set forth in the Merger Agreement, or if any representation or warranty of W. P. Carey or Merger Sub has become untrue, in either case such that the related closing condition is incapable of being satisfied by August 31, 2022.

In addition, if the Merger Agreement is terminated either (i) by CPA:18 – Global because the CPA:18 Special Committee withdrew its recommendation of the Merger or the Merger Agreement, or approved or recommended a CPA:18 Superior Competing Transaction, or (ii) by W. P. Carey because (A) prior to the CPA:18 Special Meeting, the CPA:18 – Global board of directors or any committee thereof withdrew or modified in any manner adverse to W. P. Carey its approval or recommendation of the Merger or the Merger Agreement in connection with, or approved or recommended, any CPA:18 Superior Competing Transaction or (B) CPA:18 – Global entered into any agreement with respect to any CPA:18 Superior Competing Transaction (the events summarized in clauses (i) and (ii), as more fully described in the Merger Agreement, each an "Applicable Termination Provision"), then in each instance, CPA:18 – Global has agreed to pay to W. P. Carey a termination fee equal to $47.0 million, provided that if CPA:18 – Global enters into an Alternative Acquisition Agreement with an Exempted Person with respect to a CPA:18 Superior Competing Transaction, the termination fee will be $15.7 million (the "CPA:18 Termination Fee").
In the event that the Merger Agreement is terminated pursuant to an Applicable Termination Provision, the CPA:18 Termination Fee is actually paid, and the Advisor Closing Amounts become payable as a result thereof, then (I) an amount, equal to the lesser of the CPA:18 Termination Fee actually paid and the Special GP Amount, will be credited against the Advisor Closing Amounts payable to W. P. Carey and its affiliates and (II) no Disposition Fees will be payable to W. P. Carey and its affiliates in respect of the consummation of any CPA:18 Competing Transaction that would otherwise result in the payment of any Disposition Fees.
Additionally, in the event that the Merger Agreement is terminated pursuant to an Applicable Termination Provision and a CPA:18 Competing Transaction is consummated, then the Call Right (as defined in the CPA:18 LP Agreement) will be deemed exercised by the CPA:18 LP and the payment of the Special GP Amount (after giving effect to the CPA:18 Termination Fee Credit) will be deemed to satisfy in full all amounts owed and payable to W. P. Carey and its Affiliates at the closing of the CPA:18 Competing Transaction pursuant to Section 11.7 of the CPA:18 LP Agreement.
Except as set forth above, W. P. Carey and CPA:18 – Global will each pay its respective out-of-pocket costs and expenses incurred in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. W. P. Carey and CPA:18 – Global will each bear one-half of the costs of filing, printing and mailing the registration statement and this proxy statement/prospectus.
Amendment
The Merger Agreement may be amended by the parties in writing by action of their respective boards of directors at any time before or after the CPA:18 Stockholder Approval is obtained and prior to the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the State Department of Assessments and Taxation of Maryland. However, after the CPA:18 Stockholder Approval is obtained, no amendment, modification or supplement may alter the amount of the Per Share Merger Consideration or any terms or conditions of the Merger Agreement if such alteration or change would adversely affect the CPA:18 Stockholders.
Extension and Waiver
At any time prior to the Effective Time, each of W. P. Carey and CPA:18 – Global may:
•extend the time for the performance of any of the obligations or other acts of the other party;
•waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and
•subject to the provisions relating to making amendments to the Merger Agreement, waive compliance with any of the agreements of or conditions applicable to the other party contained in the Merger Agreement.
Any agreement on the part of either party to any extension or waiver described above will be valid only if set forth in writing and signed by the party agreeing to such extension or waiver.

Accounting Treatment of the Merger
The Merger is expected to be treated as a business combination in accordance with current authoritative accounting guidance. The fair value of the consideration paid by W. P. Carey in the Merger will be allocated to the assets acquired and liabilities assumed as of the completion of the Merger. Additionally, it is expected that any goodwill will be recognized and measured in accordance with GAAP. All transaction costs incurred by W. P. Carey are expected to be expensed and the financial statements of W. P. Carey after the Effective Time are expected to reflect the combined operations of W. P. Carey and CPA:18 – Global from the Effective Time.
Determination of Per Share Merger Consideration
The Per Share Merger Consideration was agreed upon by the board of directors of W. P. Carey and the CPA:18 Special Committee following negotiations based on the valuation analyses described in the section titled "Opinion of Financial Advisor to the Special Committee of CPA:18 – Global."
Regulatory Matters
Neither W. P. Carey nor CPA:18 – Global is aware of any U.S. federal or state regulatory approvals that must be obtained in connection with the Merger.
Resales of W. P. Carey Common Stock Issued in Connection with the Merger
The shares of W. P. Carey Common Stock issued in connection with the Merger will be freely transferable, except for shares of W. P. Carey Common Stock received by persons who are deemed to be "affiliates," as such term is defined by Rule 144 under the Securities Act, of CPA:18 – Global at the time the Merger proposal is submitted to CPA:18 Stockholders for approval. Shares of W. P. Carey Common Stock held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or Rule 144 in the case of such persons who become affiliates of W. P. Carey) or as otherwise permitted under the Securities Act. Persons who may be deemed to be "affiliates" of W. P. Carey or CPA:18 – Global generally include individuals or entities that control, or are controlled by, or are under the common control with, such party and may include directors and executive officers of such party as well as principal stockholders of such party.
No Dissenters' Appraisal Rights or Rights of Objecting Stockholders
Under the CPA:18 Charter and Subtitle 2 of Title 3 of the MGCL, CPA:18 Stockholders are not entitled to dissenting stockholders' appraisal rights, rights of objecting stockholders or other similar rights in connection with the Merger or the Merger Agreement and the transactions contemplated thereby.

THE COMBINED COMPANY
Following completion of the Merger, W. P. Carey will succeed to and continue the businesses of CPA:18 – Global. There will be no fundamental change to the core investment strategies and methods of the combined company as compared to the pre-closing operations of either W. P. Carey and CPA:18 – Global. The combined company's board of directors and senior management team will consist of members of the board of directors and senior management team of W. P. Carey prior to the Merger. The existing equity holders of W. P. Carey and CPA:18 – Global as of immediately prior to the effective time will own approximately 93% and 7%, respectively, of the combined company. The information regarding the combined company below is presented as of December 31, 2021 and as if the Merger had occurred at that date. Combined company data excludes net lease student housing properties under purchase option, three additional net lease assets, and one operating student housing property in CPA:18 – Global’s portfolio scheduled for disposition.
W. P. Carey Portfolio Information
At December 31, 2021, W. P. Carey owned a diversified net lease real estate portfolio consisting:
•Of 1,304 properties or 156 million square feet of leasable space;
•With an occupancy rate of 98.5%;
•Leased to 352 different tenants doing business in 31 industries;
•Located in 24 countries; and
•With a weighted-average lease term of 10.8 years.
W. P. Carey generated $1.25 billion of ABR from its net lease portfolio as of December 31, 2021, of which 29.3% was from investment grade tenants and 20.2% was from its ten largest tenants. W. P. Carey also owned 19 self-storage properties and one operating hotel asset.
CPA:18 – Global Portfolio Information
At December 31, 2021, CPA:18 – Global owned a diversified net lease real estate portfolio consisting:
•Of 53 properties or 10.4 million square feet of leasable space;
•With an occupancy rate of 98.3%;
•Leased to 50 different tenants doing business in 25 industries;
•Located in 11 countries; and
•With a weighted-average lease term of 9.9 years.
CPA:18 – Global generated $102.5 million of ABR as of December 31, 2021, of which 35.4% came from tenants classified as investment grade and 57.3% was from its ten largest tenants. CPA:18 – Global also owned a portfolio of 65 operating self-storage real estate assets, three student housing development projects, and one operating student housing property.
Combined Company Portfolio Information
At December 31, 2021, the W. P. Carey and CPA:18 – Global combined net-lease diversified real estate portfolio consisted:
•Of 1,338 properties or 164.4 million square feet of leasable space;
•With an occupancy rate of 98.5%;

•Leased to 380 different tenants doing business in 32 industries;
•Located in 25 countries; and
•With a weighted-average lease term of 10.6 years.
The combined company generated $1.32 billion of ABR from the net lease portfolio as of December 31, 2021, of which 29.6% was from investment grade tenants and 19.1% was from its ten largest tenants. As of December 31, 2021, the combined company also owned a portfolio of 84 operating self-storage real estate assets and one operating hotel real estate asset.
The following tables set forth contain certain information for the properties and interests in properties to be owned by the combined company as of December 31, 2021.
Portfolio Diversification by Geography
At December 31, 2021, geographic diversification of the standalone and combined company's properties were as follows (dollars in thousands):
W. P. Carey

	Total Net-Lease Portfolio
Region	ABR	ABR %	Square Footage (a)	Square Footage %
U.S.
South	$235,099	18.8%	28,573	18.4%
Midwest	200,787	16.1%	31,125	20.0%
East	191,178	15.3%	28,730	18.4%
West	160,728	12.9%	16,235	10.4%
U.S. Total	787,792	63.1%	104,663	67.2%
Europe
Germany	61,465	4.9%	6,440	4.1%
Poland	58,799	4.7%	7,959	5.1%
United Kingdom	61,843	5.0%	5,099	3.3%
Spain	56,099	4.5%	4,708	3.0%
The Netherlands	56,044	4.5%	6,948	4.5%
Other (b)	140,922	11.3%	15,900	10.3%
Europe Total	435,172	34.9%	47,054	30.3%
Other International (c)	24,800	2.0%	3,957	2.5%
Total	$1,247,764	100.0%	$155,674	100.0%

CPA:18 – Global

	Total Net-Lease Portfolio
Region	ABR	ABR %	Square Footage (a)	Square Footage %
U.S.
South	$12,860	12.5%	2,025	19.4%
Midwest	24,344	23.8%	3,553	34.0%
East	3,417	3.3%	861	8.2%
West	455	0.4%	73	0.7%
U.S. Total	41,076	40.0%	6,512	62.3%
Europe
Germany	9,485	9.3%	580	5.6%
Poland	4,552	4.4%	212	2.0%
Norway	12,479	12.2%	580	5.6%
Spain	11,490	11.2%	812	7.8%
The Netherlands	10,323	10.1%	471	4.5%
Other (b)	7,808	7.6%	984	9.4%
Europe Total	56,137	54.8%	3,639	34.9%
Other International (c)	5,304	5.2%	297	2.8%
Total	$102,517	100.0%	$10,448	100.0%
Combined Company

	Total Net-Lease Portfolio
Region	ABR	ABR %	Square Footage (a)	Square Footage %
U.S.
South	$247,959	18.8%	30,593	18.6%
Midwest	225,131	17.0%	34,678	21.1%
East	194,595	14.7%	29,591	18.0%
West	161,183	12.2%	16,308	9.9%
U.S. Total	828,868	62.7%	111,170	67.6%
Europe
Germany	70,950	5.4%	7,020	4.3%
Poland	63,351	4.8%	8,171	5.0%
United Kingdom	61,843	4.7%	5,099	3.1%
Spain	56,099	4.2%	4,708	2.8%
The Netherlands	56,044	4.2%	6,948	4.2%
Other (b)	154,211	11.7%	17,046	10.4%
Europe Total	462,498	35.0%	48,992	29.8%
Other International (c)	30,104	2.3%	4,254	2.6%
Total	$1,321,470	100.0%	$164,416	100.0%
__________________
(a)Includes square footage for vacant properties.
(b)Includes assets in Italy, France, Denmark, Croatia, Lithuania, Finland, Norway, Hungary, Portugal, the Czech Republic, Austria, Sweden, Slovakia, Latvia and Estonia for W. P. Carey. Includes assets in Slovakia, Croatia, and Portugal for CPA:18 – Global. Includes assets in Italy, France, Croatia, Denmark, Norway, Lithuania, Finland, Hungary, Slovakia, Portugal, the Czech Republic, Austria, Sweden, Latvia and Estonia for the combined company.
(c)Includes assets in Canada, Mexico, and Japan for W. P. Carey. Includes an asset in Mauritius for CPA:18 – Global. Includes assets in Canada, Mexico, Mauritius, and Japan for the combined company.

Property Type Diversification
At December 31, 2021, property type diversification of the standalone and combined company's properties were as follows (dollars in thousands):
W. P. Carey

	Total Net-Lease Portfolio
Property Type	ABR	ABR %	Square Footage (a)	Square Footage %
Industrial	$322,284	25.8%	54,221	34.8%
Warehouse	297,942	23.9%	54,793	35.2%
Office	243,741	19.5%	16,151	10.4%
Retail (b)	220,016	17.6%	19,139	12.3%
Self Storage (net lease)	59,438	4.8%	5,810	3.7%
Other (c)	104,343	8.4%	5,560	3.6%
Total	$1,247,764	100.0%	155,674	100.0%
CPA:18 – Global

	Total Net-Lease Portfolio
Property Type	ABR	ABR %	Square Footage (a)	Square Footage %
Industrial	$10,030	9.8%	2,243	21.5%
Warehouse	13,368	13.0%	3,464	33.2%
Office	43,708	42.6%	2,267	21.7%
Retail	8,379	8.2%	649	6.2%
Student Housing (net lease)	13,822	13.5%	1,069	10.2%
Other (c)	13,210	12.9%	756	7.2%
Total	$102,517	100.0%	10,448	100.0%
Combined Company

	Total Net-Lease Portfolio
Property Type	ABR	ABR %	Square Footage (a)	Square Footage %
Industrial	$332,314	25.1%	56,464	34.4%
Warehouse	311,310	23.6%	58,257	35.4%
Office	272,460	20.6%	17,781	10.8%
Retail (b)	228,395	17.3%	19,789	12.0%
Self Storage (net lease)	59,438	4.5%	5,810	3.5%
Other (c)	117,553	8.9%	6,315	3.9%
Total	$1,321,470	100.0%	164,416	100.0%
__________________
(a)Includes square footage for vacant properties.
(b)Includes automotive dealerships.
(c)Includes ABR from tenants with the following property types for W. P. Carey: education facility, hotel (net lease), laboratory, fitness facility, theater, student housing (net lease), restaurant, and land. Includes ABR from tenants with the following property type for CPA:18 – Global: hotel (net lease). Includes ABR from tenants with the following property types for the combined company: education facility, hotel (net lease), laboratory, fitness facility, theater, student housing (net lease), restaurant, and land.

Contractual Rent Increases
At December 31, 2021, leases of the standalone and combined company's properties provided for rent adjustments as follows (dollars in thousands):
W. P. Carey

	Total Net-Lease Portfolio
Rent Adjustment Measure	ABR	ABR %	Square Footage	Square Footage %
(Uncapped) CPI	$479,202	38.4%	53,784	34.5%
CPI-based	252,703	20.3%	33,031	21.2%
CPI-linked	731,905	58.7%	86,815	55.7%
Fixed	460,607	36.9%	62,728	40.3%
Other (a)	47,180	3.8%	3,373	2.2%
None	8,072	0.6%	471	0.3%
Vacant	—	—%	2,287	1.5%
Total	$1,247,764	100.0%	155,674	100.0%
CPA:18 – Global

	Total Net-Lease Portfolio
Rent Adjustment Measure	ABR	ABR %	Square Footage	Square Footage %
(Uncapped) CPI	$33,617	32.8%	2,363	22.6%
CPI-based	11,735	11.4%	769	7.4%
CPI-linked	45,352	44.2%	3,132	30.0%
Fixed	43,339	42.3%	6,071	58.1%
Other (a)	13,822	13.5%	1,065	10.2%
None	4	—%	—	—%
Vacant	—	—%	180	1.7%
Total	$102,517	100.0%	10,448	100.0%
Combined Company

	Total Net-Lease Portfolio
Rent Adjustment Measure	ABR	ABR %	Square Footage	Square Footage %
(Uncapped) CPI	$507,136	38.4%	55,939	34.0%
CPI-based	255,132	19.3%	33,426	20.3%
CPI-linked	762,268	57.7%	89,365	54.3%
Fixed	503,945	38.1%	68,795	41.8%
Other (a)	47,180	3.6%	3,373	2.1%
None	8,077	0.6%	470	0.3%
Vacant	—	—%	2,413	1.5%
Total	$1,321,470	100.0%	164,416	100.0%
__________________
(a)Represents leases attributable to percentage rent.

Lease Expirations
At December 31, 2021, lease expirations of the standalone and combined company's properties were as follows (dollars in thousands):
W. P. Carey

Year of Lease Expiration (a)	Number of Leases Expiring	Number of Tenants with Leases Expiring	ABR	ABR %	Square Footage	Square Footage %
2022	25	25	$29,669	2.4%	1,982	1.3%
2023	31	28	46,810	3.8%	5,405	3.5%
2024 (b)	45	39	96,501	7.7%	12,403	8.0%
2025	60	29	63,961	5.1%	7,417	4.8%
2026	40	29	57,615	4.6%	8,219	5.3%
2027	56	32	83,964	6.7%	8,847	5.7%
2028	40	22	60,495	4.8%	4,568	2.9%
2029	50	23	55,310	4.4%	6,702	4.3%
2030	27	23	65,876	5.3%	5,642	3.6%
2031	66	16	73,930	5.9%	8,642	5.5%
2032	38	18	53,114	4.3%	7,098	4.6%
2033	28	22	77,386	6.2%	10,159	6.5%
2034	47	15	74,503	6.0%	7,765	5.0%
2035	14	14	26,944	2.2%	4,906	3.1%
Thereafter (>2035)	223	97	381,686	30.6%	53,632	34.4%
Vacant	—	—	—	—%	2,287	1.5%
Total	790		$1,247,764	100.0%	155,674	100.0%
CPA:18 – Global

Year of Lease Expiration (a)	Number of Leases Expiring	Number of Tenants with Leases Expiring	ABR	ABR %	Square Footage	Square Footage %
2022	1	1	$2	—%	—	—%
2023	10	7	15,039	14.7%	1,940	18.6%
2024	3	4	4,907	4.8%	853	8.2%
2025	6	6	5,508	5.4%	203	2.0%
2026	6	6	7,570	7.4%	453	4.3%
2027	2	2	2,523	2.4%	294	2.8%
2028	4	4	6,197	6.0%	490	4.7%
2029	4	4	9,422	9.2%	1,294	12.4%
2030	3	3	4,654	4.5%	279	2.7%
2031	4	4	5,399	5.3%	693	6.6%
2032	5	3	9,198	9.0%	535	5.1%
2033	—	—	—	—%	—	—%
2034	5	3	4,039	3.9%	684	6.5%
2035	4	2	4,677	4.6%	331	3.2%
Thereafter (>2035)	13	7	23,382	22.8%	2,219	21.2%
Vacant	—	—	—	—%	180	1.7%
Total	70		$102,517	100.0%	10,448	100.0%

Combined Company

Year of Lease Expiration (a)	Number of Leases Expiring	Number of Tenants with Leases Expiring	ABR	ABR %	Square Footage	Square Footage %
2022	25	25	$29,670	2.2%	1,982	1.2%
2023	34	30	61,450	4.7%	7,330	4.4%
2024 (b)	47	41	101,408	7.7%	13,255	8.1%
2025	62	31	64,296	4.9%	7,433	4.5%
2026	45	34	65,075	4.9%	8,667	5.3%
2027	58	34	86,487	6.5%	9,141	5.5%
2028	42	24	66,692	5.1%	5,058	3.1%
2029	53	26	64,732	4.9%	7,992	4.9%
2030	30	26	70,530	5.3%	5,921	3.6%
2031	70	20	79,330	6.0%	9,335	5.7%
2032	39	19	55,852	4.2%	7,357	4.5%
2033	28	22	77,386	5.9%	10,159	6.2%
2034	48	17	78,542	5.9%	8,448	5.1%
2035	15	15	28,775	2.2%	5,138	3.1%
Thereafter (>2035)	227	101	391,245	29.6%	54,787	33.3%
Vacant	—	—	—	—%	2,413	1.5%
Total	823		$1,321,470	100.0%	164,416	100.0%
_________________
(a)Assumes tenants do not exercise any renewal options.
(b)Includes ABR of $38.8 million from a tenant (U-Haul Moving Partners, Inc. and Mercury Partners, LP) that holds an option to repurchase the 78 properties it is leasing in April 2024. There can be no assurance that such repurchase will be completed.

Joint Ventures
Information regarding the combined company's investments in joint ventures as of December 31, 2021 is listed below.

	Combined Company JV Partner %	Combined Company WPC %	Consolidated		Pro Rata
Joint Venture or JV (Principal Tenant)			Debt Outstanding	ABR	Debt Outstanding	ABR
Unconsolidated Joint Ventures (Equity Method Investments) Post-Merger (a)
Kesko Senukai (b) (c)	Third party – 30.00%	70.00%	$114,929	$14,140	$80,450	$9,898
Total Unconsolidated Joint Ventures Post-Merger			114,929	14,140	80,450	9,898

Consolidated Joint Ventures Post-Merger
Fentonir Trading & Investments Limited (b)	Third party – 5.10%	94.90%	62,729	6,357	59,530	6,032
COOP Ost SA (b)	Third party – 9.90%	90.10%	61,796	6,265	55,678	5,645
State of Iowa Board of Regents	Third party – 10.00%	90.00%	40,841	4,179	36,757	3,761
McCoy-Rockford, Inc.	Third party – 10.00%	90.00%	—	917	—	826
Total Consolidated Joint Ventures Post-Merger			165,366	17,718	151,965	16,264
Total Unconsolidated and Consolidated Joint Ventures Post-Merger			$280,295	$31,858	$232,415	$26,162

Unconsolidated W. P. Carey Joint Ventures, Consolidated by CPA:18 – Global Pre-Merger
State Farm Mutual Automobile Insurance Co.	N/A	100.00%	72,800	8,152
Bank Pekao (b)	N/A	100.00%	52,622	9,103
Apply Sørco AS (b)	N/A	100.00%	40,593	4,253
Fortenova Grupa d.d. (b)	N/A	100.00%	16,524	3,418
Total Unconsolidated W. P. Carey Joint Ventures, Consolidated by CPA:18 – Global Pre-Merger			182,539	24,926
Total Joint Ventures Consolidated and Wholly Owned by W. P. Carey Post-Merger			$182,539	$24,926
_____________________
(a)Excludes (i) a 90.00% equity position in a jointly owned investment, Johnson Self Storage (comprised of nine self-storage operating properties), which did not have debt outstanding as of December 31, 2021, (ii) a 15.00% common equity interest in a jointly owned investment, the Harmon Retail Corner in Las Vegas, (iii) our equity method investment in common shares of Watermark Lodging Trust, and (iv) a construction loan for a retail complex in Las Vegas, Nevada, accounted for as an equity method investment in real estate.
(b)Amounts are based on the applicable exchange rate at the end of the period.
(c)Excludes certain properties leased to the tenants that we consolidate and in which we have a 100% ownership interest.
Terms and Definitions
Pro Rata Metrics — The portfolio information above contains certain metrics prepared on a pro rata basis. We refer to these metrics as pro rata metrics. We have a number of investments, usually with our affiliates, in which our economic ownership is less than 100%. On a full consolidation basis, we report 100% of the assets, liabilities, revenues, and expenses of those investments that are deemed to be under our control or for which we are deemed to be the primary beneficiary, even if our ownership is less than 100%. Also, for all other jointly owned investments, which we do not control, we report our net investment and our net income or loss from that investment. On a pro rata basis, we generally present our proportionate share, based on our economic ownership of these jointly owned investments, of the portfolio metrics of those investments. Multiplying each of our jointly owned investments' financial statement line items by our percentage ownership and adding or subtracting those amounts from our totals, as applicable, may not accurately depict the legal and economic implications of holding an ownership interest of less than 100% in our jointly owned investments.

ABR — ABR represents contractual minimum annualized base rent for our net-leased properties and reflects exchange rates as of December 31, 2021. If there is a rent abatement, we annualize the first monthly contractual base rent following the free rent period. ABR is not applicable to operating properties.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
When used in this section "Certain Relationships and Related Transactions," unless otherwise specifically stated or the context otherwise requires, the term "the Company," "we" and "our" refers to W. P. Carey and its subsidiaries.
Policies and Procedures with Respect to Related Party Transactions
The executive officers and directors are committed to upholding the highest legal and ethical conduct in fulfilling their responsibilities and recognize that related party transactions can present a heightened risk of potential or actual conflicts of interest. Employees, officers and directors have an obligation to act in the best interest of the Company and to put such interests at all times ahead of their own personal interests. In addition, all employees, officers and directors of the Company should seek to avoid any action or interest that conflicts with or gives the appearance of a conflict with the Company's interests. According to the Code of Ethics, a conflict of interest occurs when a person's private economic or other interest conflicts with, is reasonably expected to conflict with, or may give the appearance of conflicting with, any interest of the Company. The following potential conflicts of interest are prohibited, and employees, officers and directors of W. P. Carey must take all reasonable steps to detect, prevent, and eliminate such conflicts:
•Working in any capacity – including service on a board of directors or trustees, or on a committee thereof – for a competitor while employed by the Company.
•Competing with the Company for the purchase, sale or financing of property, services or other interests.
•Soliciting or accepting any personal benefit from a third party, including any competitor, customer or service provider, in exchange for any benefit from the Company. Applicable Company policies may permit the acceptance of gifts and entertainment from third parties, subject to certain limitations. Individuals are expected to adhere to these policies where applicable and in general to limit acceptance of benefits to those that are reasonable and customary in a business environment and that are not reasonably likely to improperly influence the individual.
Other potential conflicts of interest, while not prohibited in all cases, may be harmful to the Company and therefore must be disclosed in accordance with the Code of Ethics. The Chief Ethics Officer of the Company has primary authority and responsibility for the administration of the Code of Ethics subject to the oversight of the Nominating and Corporate Governance Committee or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee.
Relationship with Managed Programs
Through wholly-owned subsidiaries, W. P. Carey earns revenue as the advisor to the Managed Programs. Under advisory agreements that the Company has with each of the Managed Programs, the Company performs services and earns asset management revenue related to the day-to-day management of the Managed Programs and provides transaction-related services and earns structuring revenue in connection with structuring and negotiating investments and any related financing on their behalf. In addition, the Company provides further services and generally earns revenue when each of the Managed Programs is liquidated, although, as more thoroughly described below in the section titled "Merger Agreement", in connection with the Merger, the Company has agreed to waive certain fees otherwise payable by CPA:18 – Global. The Company is also reimbursed for certain costs incurred in providing services, including the cost of personnel provided for the administration of the Managed Programs. For the twelve months ended December 31, 2021, total asset-based revenue earned was approximately $15.4 million, while reimbursed costs totaled approximately $4.0 million. For 2021, the Company elected to receive asset management revenue from CPA:18 – Global in shares of its stock. With respect to CPA:18 – Global, since February 2022, and through the consummation of the Merger, the Company will receive any and all such fees in cash.
In connection with structuring and negotiating investments and related financing for the Managed Programs, the advisory agreements provide for acquisition revenue based on the cost of investments, which is referred to as structuring revenue. This loan refinancing revenue, together with the acquisition revenue, is referred to as structuring revenue. In addition, the Company may also earn revenue related to the disposition of properties, subject to subordination provisions.
We are also entitled to 10% of the available cash from the operating partnership of CPA:18 – Global, referred to as the Available Cash Distribution, which is defined as the operating partnership's cash generated from operations, excluding capital proceeds, as reduced by operating expenses and debt service, excluding prepayments and balloon payments.
Other Transactions. The Company owns interests in entities ranging from 5% to 90%, with the remaining interests held by affiliates or third parties. In addition, the Company owned stock in CPA:18 – Global and limited partnership units of CESH.
Included in the calculation of total assets on the Company's consolidated balance sheet at December 31, 2021 are amounts due from affiliates totaling approximately $1.8 million.

DESCRIPTION OF W. P. CAREY SHARES
The following contains a summary of certain material provisions of the W. P. Carey Articles of Amendment and Restatement (the "W. P. Carey Charter") and the W. P. Carey Fifth Amended and Restated Bylaws (the "W. P. Carey Bylaws") relating to the shares of W. P. Carey Common Stock that are incorporated by reference into this proxy statement/prospectus and can be found at Exhibit 3.1 and Exhibit 3.2, respectively. The following description of the shares of W. P. Carey Common Stock does not purport to be complete and is qualified in its entirety by reference to the W. P. Carey Charter and W. P. Carey Bylaws.
General
The W. P. Carey Charter provides that W. P. Carey has the authority to issue 500,000,000 shares of stock, $0.001 par value per share, consisting of 450,000,000 shares of common stock, $0.001 par value per share, and 50,000,000 shares of preferred stock, $0.001 par value per share. A majority of the entire board of directors of W. P. Carey, without any action by the W. P. Carey Stockholders, may amend the W. P. Carey Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that W. P. Carey has authority to issue. W. P. Carey expects that approximately 13.8 million shares of W. P. Carey Common Stock will be issued in the Merger.
Common Stock
All shares of W. P. Carey Common Stock issued pursuant to the Merger contemplated by this proxy statement/prospectus will be duly authorized, validly issued, fully paid and nonassessable. Subject to the rights of any other class or series of stock and to the provisions of the W. P. Carey Charter restricting the transfer and ownership of shares of our stock, each outstanding share of W. P. Carey Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including one vote for each director to be elected in the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of W. P. Carey Common Stock possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of W. P. Carey Common Stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by the board of directors and approved by the affirmative vote of W. P. Carey Stockholders entitled to cast at least two-thirds of all votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation's charter. The W. P. Carey Charter requires the affirmative vote of W. P. Carey Stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter to approve such matters, except that any amendment to the sections of the W. P. Carey Charter concerning the removal of directors, restrictions on transfer and ownership of shares and the voting requirements for the amendment of such provisions must be declared advisable by the board of directors and approved by the affirmative vote of W. P. Carey Stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.
Maryland law permits the merger of a 90% or more owned subsidiary with or into its parent without stockholder approval provided (a) the charter of the successor is not amended other than in certain minor respects and (b) the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation are identical to the contract rights of the stock for which it is exchanged. Also, because Maryland law may not require the stockholders of a parent corporation to approve a merger or sale of all or substantially all of the assets of a subsidiary entity, including where a substantial number of operating assets are held by the subsidiary, as in our situation, our subsidiaries may be able to merge or sell all or substantially all of their assets without a vote of W. P. Carey Stockholders.
Holders of shares of W. P. Carey Common Stock are entitled to receive distributions paid ratably on the common stock if and when authorized by our board of directors and declared by us out of assets legally available for the payment of distributions. They also are entitled to share ratably in our assets legally available for distribution to the W. P. Carey Stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision has been made for all of our known debts and liabilities. These rights are subject to the preferential rights in respect of distributions or upon liquidation, dissolution or winding up of any other class or series of our stock that we may subsequently classify or reclassify and to the provisions of the W. P. Carey Charter regarding restrictions on transfer and ownership of W. P. Carey stock.
Holders of our shares of stock generally have no appraisal, preference, conversion, exchange, sinking fund or redemption rights or preemptive rights to subscribe for any of our securities, except as may be provided under the terms of any class or series of stock that we may subsequently classify or reclassify. Subject to the restrictions on transfer and ownership of stock contained in the W. P. Carey Charter and the rights of any other class or series of stock that W. P. Carey may subsequently classify or reclassify, each share of common stock has equal distribution, liquidation and other rights.
Preferred Stock; Power to Reclassify Shares of Our Stock
The W. P. Carey Charter authorizes the board of directors of W. P. Carey to classify any unissued shares of common stock or preferred stock and to reclassify any previously classified, but unissued, shares of common stock or preferred stock into one or more classes or series of stock. Prior to issuance of shares of any class or series of stock, our board of directors is required by Maryland law and the W. P. Carey Charter to fix, subject to the W. P. Carey Charter restrictions on transfer and ownership, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for you or otherwise be in your best interests.
Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Common Stock and Preferred Stock
Our board of directors has the power (a) to amend the W. P. Carey Charter from time to time to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have authority to issue, (b) to issue additional shares of common stock or preferred stock and (c) to classify unissued shares of our common stock or preferred stock or to reclassify any previously classified, but unissued, shares of common stock or preferred stock, into other classes or series of stock and thereafter to issue the classified or reclassified shares of stock. We believe this ability provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series of stock, as well as our common stock, are available for issuance without further action by the W. P. Carey Stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which our securities may be listed or the terms of any classes or series of stock that we may subsequently classify or reclassify. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of common or preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for you or otherwise be in your best interests.
Restrictions on Ownership and Transfer
The W. P. Carey Charter provides that our board of directors may decide whether it is in the best interests of our company to qualify and maintain status as a REIT under the Code. In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined by the Code to include certain entities) during the last half of any taxable year. Neither the requirement to be held by 100 or more persons, or the provision disallowing ownership by five or fewer individuals apply to the first taxable year of a REIT.

To help us to qualify as a REIT, among other purposes, the W. P. Carey Charter, subject to certain exceptions, contains restrictions on the number of shares of our stock that a person may own. The W. P. Carey Charter provides that generally no person may own beneficially, or be deemed to own by virtue of the attribution provisions of the Code, either (i) more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of our stock excluding any outstanding shares of our stock not treated as outstanding for federal income tax purposes or (ii) more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of W. P. Carey Common Stock excluding any outstanding shares of W. P. Carey Common Stock not treated as outstanding for federal income tax purposes.
The W. P. Carey Charter also prohibits any person from (a) beneficially or constructively owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Code, (b) transferring shares of our stock if such transfer would result in our stock being beneficially owned by fewer than 100 persons, (c) beneficially or constructively owning shares of our stock that would cause us to own, directly or indirectly, 10% or more of the ownership interests in a tenant of our company (or a tenant of any entity owned or controlled by us), (d) beneficially or constructively owning shares of our stock that would cause any independent contractor to not be treated as such under Section 856(d)(3) of the Code, or (e) beneficially or constructively owning shares of stock which will otherwise cause us to fail to qualify as a REIT. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership, and any person who would have owned shares of our stock that resulted in a transfer of shares to a charitable trust (as described below), will be required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days' prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance is no longer required for us to qualify as a REIT.
Our board of directors, in its sole discretion, may exempt (prospectively or retroactively) a person from the above ownership limits and the restrictions described in clauses (c) and (d) above. However, the board of directors may not grant an exemption to any person unless the board of directors obtains such representations, covenants and undertakings as the board of directors may deem appropriate in order to determine that granting the exemption would not result in losing our status as a REIT. As a condition of granting the exemption, our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the board of directors in its sole discretion, in order to determine or ensure our status as a REIT.
Our board of directors may increase or decrease the common stock ownership limit and/or the aggregate stock ownership limit so long as the change would not result in five or fewer persons beneficially owning more than 49.9% in value of our outstanding stock. Any decrease in the common stock ownership limit and/or the aggregate stock ownership limit shall not apply to any person whose percentage ownership of stock is in excess of the decreased ownership limits until such time as such person's percentage ownership of stock equals or falls below the decreased ownership limits. Absent an exemption from the ownership limits, any further acquisition of shares of our stock by such person will be in violation of the ownership limits unless and until such person's percentage ownership of stock falls below the ownership limit (in which case such person may acquire shares up to such ownership limits).
Pursuant to the W. P. Carey Charter, if any transfer of our shares of stock occurs that, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above ownership limitations or restrictions on transfer, known as a prohibited owner, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the ownership limitations or restrictions on transfer (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be null and void. Shares of stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of stock held in the charitable trust, will have no rights to distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to distributions with respect to shares of stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust's charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust's charitable beneficiary. The prohibited owner will have no voting rights with respect to shares of stock held in the charitable trust, and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority to:
•rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the trustee; and
•recast such vote in accordance with the desires of the trustee acting for the benefit of the trust's beneficiary.
However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.
Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in the W. P. Carey Charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:
•the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and
•the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).
The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:
•such shares will be deemed to have been sold on behalf of the charitable trust; and
•to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.
In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:
•the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and
•the market price on the date we, or our designee, accept such offer.
We may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any distributions held by the trustee will be paid to the charitable beneficiary.
All certificates, if any, representing shares of our stock will bear a legend referring to the restrictions described above.
Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in value of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide to us such additional information as we may request in order to determine the effect, if any, of the owner's beneficial ownership on our status as a REIT and to ensure compliance with our ownership limitations. In addition, each of the W. P. Carey Stockholders, whether or not an owner of 5% or more of our stock, must upon demand provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure our compliance with the ownership restrictions in the W. P. Carey Charter.
The ownership and transfer limitations in the W. P. Carey Charter could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interests of the W. P. Carey Stockholders.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Investor Services.

CERTAIN MATERIAL PROVISIONS OF MARYLAND LAW AND OF THE W. P. CAREY CHARTER AND W. P. CAREY BYLAWS
The following description is a summary of certain material provisions of Maryland law and of the W. P. Carey Charter and Bylaws. Certain provisions of Maryland law and the W. P. Carey Charter and W. P. Carey Bylaws may have the effect of delaying, deferring or preventing a takeover of the combined company (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices). The summary is not complete. We encourage you to read the W. P. Carey Charter and Bylaws, which are incorporated by reference into this proxy statement/prospectus.
W. P. Carey Board of Directors
The W. P. Carey Charter and Bylaws provide that the number of directors constituting our full board of directors will be not less than the minimum number required by Maryland law. The W. P. Carey Bylaws provide that the number of directors constituting our full board of directors will not exceed 25 and the W. P. Carey Charter and W. P. Carey Bylaws provide that the number of directors constituting our full board of directors may only be increased or decreased by a vote of a majority of our entire board of directors. The W. P. Carey Charter provides that any and all vacancies on the board of directors (including as a result of an increase in the number of directors constituting our full board of directors) may be filled only by the affirmative vote of a majority of the remaining directors even if the remaining directors constitute less than a quorum. Under the W. P. Carey Charter, we have elected to be subject to Section 3-804(c) of Subtitle 8 of Title 3 of the MGCL so that any and all vacancies (including as a result of an increase in the number of directors constituting our full board of directors) on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors even if the remaining directors constitute less than a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. The W. P. Carey Charter provides that a director may be removed only for cause and only by the stockholders upon the affirmative vote of two-thirds of the votes entitled to be cast generally in the election of directors. "For cause" means, with respect to any particular director, conviction of a felony or a final judgment of court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. However, because of the board's exclusive power to fill vacant directorships, stockholders will be precluded from filling the vacancies created by any removal with their own nominees. Each member of our board of directors is elected by the W. P. Carey Stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock have no right to cumulative voting in the election of directors. In uncontested elections, directors are elected by a majority of the votes cast with respect to such nominee by the stockholders present, in person or by proxy, at the meeting. If, however, the number of nominees for election to the board of directors exceeds the number of directors to be elected at that meeting and in certain other contested elections, directors are elected by a plurality of all the votes cast at that meeting. If the holders of any class or series of stock that we may subsequently classify or reclassify shall have the right to elect one or more directors separately as a class, then such director or directors so elected shall serve for the remainder of the term in which such vacancy occurred and until a successor is duly elected and qualifies. Additionally, any such director or directors may be removed only by the holders of such class or series.
Action by Stockholders
Under the MGCL, stockholder action by common stockholders can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting, unless the charter provides for a lesser percentage (which the W. P. Carey Charter does not). Stockholder action by preferred stockholders can be taken only at an annual or special meeting of stockholders or by a consent in lieu of a meeting by the holders of shares entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders' meeting if the corporation gives notice of the action to each holder of the class of stock not later than 10 days after the effective time of the action, unless the charter provides otherwise (which the W. P. Carey Charter does). The W. P. Carey Charter provides that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given by each stockholder entitled to vote on the matter in writing or by electronic transmission. Special meetings of stockholders may be called by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our

President, and must be called, subject to the satisfaction of certain procedural and information requirements by the stockholders requesting the meeting, by our Corporate Secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on any matter that may properly be considered at such meeting. These provisions, combined with the advance notice provisions of the W. P. Carey Bylaws, which are summarized below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. (See also "Risk Factors – Risks Related to Our Business – The W. P. Carey Charter and Maryland law contain provisions that may delay or prevent a change of control transaction.")
Amendment or Supplement to the W. P. Carey Charter and W. P. Carey Bylaws
The W. P. Carey Charter may be amended only if the amendment is declared advisable by the board of directors of W. P. Carey and is approved by the affirmative vote of the W. P. Carey Stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter, unless the amendment either is permitted to be made without stockholder approval under the MGCL or the W. P. Carey Charter requires a different level of stockholder approval. As permitted by the MGCL, the W. P. Carey Charter contains a provision permitting our directors, without any action by the W. P. Carey Stockholders, to amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. In addition, the W. P. Carey Charter contains provisions permitting our board of directors to classify any unissued shares of common stock or preferred stock and to reclassify any previously classified, but unissued, shares of common stock or preferred stock into one or more classes or series of stock. The board of directors of W. P. Carey has the power to adopt, amend, alter or repeal any provision of the W. P. Carey Bylaws and make new bylaws. In addition, the W. P. Carey Stockholders, by the approval of at least a majority of all votes entitled to be cast on the matter, may alter or repeal any provision of the W. P. Carey Bylaws or adopt new provisions of the W. P. Carey Bylaws. Any amendment of the provisions of the W. P. Carey Charter relating to the removal of directors, the restrictions on transfer and ownership of shares or the requirements for the amendment of either of these provisions of the W. P. Carey Charter must be declared advisable by our board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter.
Dissolution
W. P. Carey's dissolution must be declared advisable by a majority of the entire board of directors of W. P. Carey and approved by the affirmative vote of the W. P. Carey Stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter.
Business Combinations
Maryland law prohibits "business combinations" between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested stockholder as:
•any person or entity who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock; or
•an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock.
A person is not an interested stockholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition and in addition to any vote otherwise required by Maryland law and the W. P. Carey Charter, any business combination between us and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least:
•80% of the votes entitled to be cast by holders of our then-outstanding shares of voting stock; and
•two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.
These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.
The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.
Pursuant to the statute, the board of directors of W. P. Carey, by resolution, has exempted any business combinations between W. P. Carey and any person who is an existing, or becomes in the future an, "interested stockholder". Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between W. P. Carey and any such person. As a result, such persons may be able to enter into business combinations with W. P. Carey that may not be in the best interest of the W. P. Carey Stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute. Additionally, this resolution may be altered, revoked or repealed in whole or in part at any time and W. P. Carey may opt back into the business combination provisions of the MGCL. If this resolution is revoked or repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Control Share Acquisitions
Maryland law provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights, except to the extent approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by employees who are also our directors are excluded from the shares entitled to vote on the matter. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:
•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders' meeting.
If voting rights are not approved at the stockholders' meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by the W. P. Carey Charter or W. P. Carey Bylaws.
The W. P. Carey Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of W. P. Carey stock and, consequently, the control share acquisition statute will not apply to W. P. Carey unless the board of directors of W. P. Carey later amends the W. P. Carey Bylaws to modify or eliminate this provision, which it may do without W. P. Carey Stockholder approval, and which it may make effective prospectively or retrospectively.
Maryland Unsolicited Takeovers Act
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:
•a classified board;
•a two-thirds vote requirement for removing a director;
•a requirement that the number of directors be fixed only by vote of directors;
•a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and
•a majority requirement for the calling of a stockholder-requested special meeting of stockholders.
In the W. P. Carey Charter, we have elected that vacancies on the board be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in the W. P. Carey Charter and W. P. Carey Bylaws unrelated to Subtitle 8, we (a) require the affirmative vote of the stockholders entitled to cast at least two-thirds of all votes entitled to be cast generally in the election of directors for the removal of any director from the board, (b) vest in the board the exclusive power to fix the number of directorships and (c) provide that unless called by our Chairman of our board of directors, our President, our Chief Executive Officer or our board of directors, a special meeting of stockholders may only be called by our Corporate Secretary upon the written request of (and satisfaction of certain procedural and information requirements by) the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may be properly considered at the meeting.
In January 2015, the board of directors of W. P. Carey resolved to opt out of the provision of Subtitle 8 of Title 3 of the MGCL that, absent such resolution, would have permitted the board of directors of W. P. Carey to unilaterally divide itself into classes without W. P. Carey Stockholder approval (commonly referred to as a "classified board"). Although W. P. Carey did not have a classified board at that time, by opting out of this provision the board of directors of W. P. Carey cannot elect to become a classified board in the future without approval of the W. P. Carey Stockholders.
Limitation of Liability and Indemnification
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:
•actual receipt of an improper benefit in money, property or services; or

•active and deliberate dishonesty established by a final judgment and which is material to the cause of action.
The W. P. Carey Charter contains such a provision that eliminates directors' and officers' liability for money damages to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission. The W. P. Carey Charter and Bylaws also provide that we must indemnify (to the maximum extent permitted by Maryland law), and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, any individual who is a present or former director or officer of W. P. Carey or a predecessor of W. P. Carey from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity as a director or officer. Additionally, the W. P. Carey Charter provides that we may, indemnify, if and to the extent authorized and determined to be appropriate in accordance with applicable law, any person permitted, but not required, to be indemnified under Maryland law by W. P. Carey or a predecessor of W. P. Carey.
Maryland law requires a corporation (unless its charter provides otherwise, which the W. P. Carey Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she was made, or was threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:
•the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;
•the director or officer actually received an improper personal benefit in money, property or services; or
•in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis of that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:
•a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
We have adopted an indemnification policy applicable to our officers and directors. The indemnification policy requires, among other things, that we indemnify our (or any predecessor company's) officers and directors, to the fullest extent permitted by Maryland law, against all reasonable costs, charges, and expenses (including attorney's fees), judgments, penalties, fines, and settlements (if such settlement is approved in advance by us) actually and reasonably incurred in connection with the defense and/or settlement of any threatened, pending, or completed suit, action, or proceeding, and to advance to such officers and directors all related reasonable costs, charges and expenses (including attorney's fees) incurred by them in connection therewith, subject to reimbursement if it is subsequently determined that indemnification is not permitted. We must also advance all reasonable costs, charges and expenses incurred by our officers and directors seeking to enforce their rights to advancement under the indemnification policy and may cover officers and directors under our directors and officers liability insurance. Although the indemnification policy offers substantially the same scope of coverage afforded by provisions in our charter and bylaws, it provides greater assurance to officers and directors that indemnification will be available, because it cannot be modified unilaterally in the future by our board of directors or by the stockholders to eliminate the rights that it provides with respect to existing facts.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Meetings of Stockholders
Special meetings of stockholders may be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer, our President and, in the case of a stockholder requested special meeting, must be called by our Corporate Secretary upon the written request of (and satisfaction of certain procedural and information requirements by) the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may be properly considered at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.
Annual meetings of stockholders for the election of directors and any other business that may be considered and acted upon shall be held on a date and at a time set by our board of directors or, in the absence of such a determination on the second Monday in the month of May at 2:00 p.m. Eastern Time, if a business day.
Interested Director and Officer Transactions
Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof, if:
•the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;
•the fact of the common directorship or interest is disclosed or known to the W. P. Carey Stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or
•the transaction or contract is fair and reasonable to us.
W. P. Carey requires that all contracts and transactions between W. P. Carey (including its subsidiaries), on the one hand, and any of W. P. Carey's directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum.
Advance Notice of Director Nominations and New Business
The W. P. Carey Bylaws provide that with respect to an annual meeting of W. P. Carey Stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by W. P. Carey Stockholders may be made only:
•pursuant to the notice of the meeting;
•by or at the direction of the board of directors of W. P. Carey; or
•by a W. P. Carey Stockholder who is a W. P. Carey Stockholder of record both at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the directors then standing for election or on such other business the W. P. Carey Stockholder proposes to bring before the meeting and who has complied with the advance notice procedures of the W. P. Carey Bylaws.

With respect to special meetings of W. P. Carey Stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors of W. P. Carey at a special meeting may be made only:
•by or at the direction of the board of directors of W. P. Carey; or
•provided that the board of directors of W. P. Carey has determined that directors will be elected at the meeting, by a W. P. Carey Stockholder who is a stockholder of record both at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the W. P. Carey Bylaws.
Generally, in accordance with the W. P. Carey Bylaws, a W. P. Carey Stockholder seeking to nominate a director or bring other business before our annual meeting of W. P. Carey Stockholders must deliver a notice to our Corporate Secretary not later than 5:00 p.m., Eastern Time, on the 120th day, nor earlier than the 150th day, prior to the anniversary of the date of mailing of the notice for the prior year's annual meeting of W. P. Carey Stockholders (for purposes of our 2023 annual meeting, to be timely, such notice must be delivered by a W. P. Carey Stockholder not earlier than November 2, 2022, the 150th day prior to the anniversary date of mailing of the notice for our 2022 annual meeting of W. P. Carey Stockholders, and not later than 5:00 p.m., Eastern Time, December 2, 2022, the 120th day prior to the anniversary date of mailing of the notice for our 2022 annual meeting of W. P. Carey Stockholders, or if the date of our 2022 annual meeting is advanced or delayed by more than 30 days from the anniversary date of mailing of the notice for the Annual Meeting, notice by the W. P. Carey Stockholder to be timely must be delivered not earlier than the 150th day prior to the date of our 2023 annual meeting date and not later than 5:00 p.m. Eastern Time on the later of the 120th day prior to the date of our 2023 annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting of W. P. Carey Stockholders is first made by us). For a W. P. Carey Stockholder seeking to nominate a candidate for our board of directors, the notice must describe various matters regarding the nominee, including name, address, occupation and number of shares held, and other specified matters. For a W. P. Carey Stockholder seeking to propose other business, the notice must include a description of the proposed business, the reasons for the proposal and other specified matters.
Proxy Access
In March 2017, the board of directors of W. P. Carey amended the W. P. Carey Bylaws to allow for proxy access for W. P. Carey Stockholders.
W. P. Carey Stockholders' Eligibility to Nominate
The W. P. Carey Bylaws generally permit any W. P. Carey Stockholder or group of up to 20 W. P. Carey Stockholders who have maintained continuous qualifying ownership of at least 3% or more of the outstanding W. P. Carey Common Stock for at least the previous three years to include a specified number of director nominees in W. P. Carey's proxy materials for its annual meeting of W. P. Carey Stockholders.
Number of W. P. Carey Stockholder-Nominated Candidates
The maximum number of W. P. Carey Stockholder-nominated candidates will be equal to the greater of: (a) two candidates or (b) 20% of the directors in office at the time of nomination. If the 20% calculation does not result in a whole number, the maximum number of W. P. Carey Stockholder-nominated candidates would be the closest whole number below 20%. W. P. Carey Stockholder-nominated candidates that the board of directors of W. P. Carey determines to include in the proxy materials as Board-nominated candidates will be counted against the 20% maximum.
Calculation of Qualifying Ownership
As more fully described in the W. P. Carey Bylaws, a nominating W. P. Carey Stockholder will be considered to own only the shares for which the W. P. Carey Stockholder possesses the full voting and investment rights and the full economic interest (including the opportunity for profit and risk of loss). Under this provision, borrowed or hedged shares do not count as "owned" shares. A W. P. Carey Stockholder will be deemed to "own" shares that have been loaned by or on behalf of the W. P. Carey Stockholder to another person if the W. P. Carey Stockholder has the right to recall such loaned shares, undertakes to recall, and does recall such loaned shares prior to the record date for the annual meeting and maintains qualifying ownership of such loaned shares through the date of the meeting.
Procedure for Selecting Candidates in the Event the Number of Nominees Exceeds 20%
If the number of W. P. Carey Stockholder-nominated candidates exceeds 20% of the directors in office, each nominating W. P. Carey Stockholder will select one W. P. Carey Stockholder-nominated candidate, beginning with the nominating W. P. Carey Stockholder with the largest qualifying ownership and proceeding through the list of nominating W. P. Carey Stockholders in descending order of qualifying ownership until the permitted number of W. P. Carey Stockholder-nominated candidates is reached.
Nominating Procedure
In order to provide adequate time to assess W. P. Carey Stockholder-nominated candidates, requests to include W. P. Carey Stockholder-nominated candidates in W. P. Carey's proxy materials must be received no earlier than 150 days and no later than 5:00 p.m. Eastern Time, on the 120th day before the anniversary of the date that W. P. Carey mailed its proxy statement for the previous year's annual meeting of W. P. Carey Stockholders.
Information Required of All Nominating W. P. Carey Stockholders
As more fully described in the W. P. Carey Bylaws, each W. P. Carey Stockholder seeking to include a director nominee in W. P. Carey's proxy materials is required to provide certain information, including:
•Proof of qualifying stock ownership as of the date of the submission and the record date for the annual meeting, and an agreement to maintain qualifying ownership through the date of the meeting;
•The W. P. Carey Stockholder's notice on Schedule 14N required to be filed with the SEC;
•The written consent of the W. P. Carey Stockholder nominee to being named in the proxy statement and serving as a director, if elected; and
•A completed director questionnaire signed by the nominee.
•Nominating W. P. Carey Stockholders are also required to make certain representations and agreements regarding:
•Lack of intent to effect a change of control;
•Intent to maintain qualifying ownership through the date of the annual meeting;
•Only participating in the solicitation of their nominee(s) or the nominee(s) of the board of directors; and
•Complying with solicitation rules and assuming liabilities related to indemnifying W. P. Carey against losses arising out of the nomination.
Information Required of All W. P. Carey Stockholder Nominees
Each W. P. Carey Stockholder nominee is required to provide the representations and agreements required of all nominees for election as director.
Disqualification of W. P. Carey Stockholder Nominees
A W. P. Carey Stockholder nominee would not be eligible for inclusion in W. P. Carey's proxy statement under certain circumstances enumerated in the W. P. Carey Bylaws.

Supporting Statement
Nominating W. P. Carey Stockholders are permitted to include in the proxy statement a 500-word statement in support of their nominee(s). W. P. Carey may omit any information or statement that it believes would violate any applicable law or regulation.

COMPARISON OF RIGHTS OF CPA:18 STOCKHOLDERS AND W. P. CAREY STOCKHOLDERS
General
Both CPA:18 – Global and W. P. Carey are incorporated in Maryland. Upon the effective time of the Merger, CPA:18 Stockholders will become stockholders of W. P. Carey. The rights of CPA:18 Stockholders are governed currently by the MGCL, the CPA:18 Charter and the CPA:18 Bylaws. Once CPA:18 Stockholders become stockholders of W. P. Carey, their rights will continue to be governed by the MGCL but will be governed by the W. P. Carey Charter and the W. P. Carey Bylaws.
Certain Differences Between the Rights of Stockholders of CPA:18 – Global and W. P. Carey
The following chart is a summary of the material differences between the rights of CPA:18 Stockholders and the rights of W. P. Carey Stockholders. This summary does not purport to be a complete description of the differences between the rights of CPA:18 Stockholders and W. P. Carey Stockholders.

CPA:18 – Global	W. P. Carey
Authorized Stock

400,000,000 shares of common stock, consisting of 320,000,000 shares of Class A common stock, $0.001 par value per share, and 80,000,000 shares of Class C common stock, $0.001 par value per share, and 50,000,000 shares of preferred stock, $0.001 par value per share, authorized.
450,000,000 shares of common stock, $0.001 par value per share, and 50,000,000 shares of preferred stock, $0.001 par value per share, authorized.
Under the terms of the CPA:18 Charter, the board of directors has the power to (i) amend the charter from time to time, without stockholder approval, so as to increase or decrease the aggregate number, or the number of any class or series, of authorized shares of stock; (ii) authorize the issuance of shares of stock of any class or series, or securities or rights convertible into shares of any class or series (which issuance, in the case of preferred stock, must also be approved by a majority of independent directors not otherwise interested in the transaction); and (iii) classify or reclassify any unissued shares of common stock or preferred stock into other classes or series of stock, provided that the voting rights per share of stock sold in a private offering must not exceed the voting rights which bear the same relationship to the voting rights of a publicly held share as the consideration paid to CPA:18 – Global for each privately offered share bears to the book value of each outstanding publicly held share.

Under the terms of the W. P. Carey Charter, the board of directors has the power to (i) amend the charter from time to time without stockholder approval so as to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, (ii) designate and issue one or more classes or series of common stock or preferred stock, with whatever powers, preferences and rights as the board may desire, and (iii) classify or reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock.

Voting Rights

At any meeting of stockholders, the presence (in person or by proxy) of stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter will constitute a quorum.

At any meeting of stockholders, the presence (in person or by proxy) of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum.

CPA:18 – Global	W. P. Carey
Generally, a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present will be sufficient to approve any matter which may properly come before the meeting, unless a vote of a greater or lesser number is required by the CPA:18 Charter, CPA:18 Bylaws, or the MGCL. The holders of a majority of the shares present (in person or by proxy) at an annual meeting at which a quorum is present may, without the necessity for concurrence by the board, vote to elect a director. There are no cumulative voting rights.	Generally, a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any matter which may properly come before the meeting, unless more than a majority of the votes cast is required by the W. P. Carey Charter, listing standards of the NYSE or applicable law or regulation. In uncontested elections, directors are elected by a majority of the votes cast with respect to such nominee by the stockholders present, in person or by proxy, at the meeting. If, however, the number of nominees for election to the board of directors exceeds the number of directors to be elected at that meeting and in certain other contested elections, directors are elected by a plurality of all the votes cast at that meeting.
Special meetings of stockholders may be called by the chairman of the board, the president, the chief executive officer or a majority of the board or of the independent directors, and also must be called by the secretary upon the written request of stockholders entitled to cast not less than 10% of all votes entitled to be cast on any matter that may be properly considered at such meeting.

Special meetings of stockholders may be called by the Chairman of the board of directors, the President, the Chief Executive Officer or the board of directors and must be called by the Corporate Secretary upon the written request of (and satisfaction of certain procedural and information requirements by) the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may be properly considered at such meeting.

Notice of Stockholder Meetings

Notice of each stockholder meeting will be sent to stockholders not less than 10 days, nor more than 90 days, prior to the meeting, except that notice of any special meeting called upon stockholder request will be given within 10 days after receipt of the request and such meetings will be held not less than 15 nor more than 60 days after delivery of notice. For the purpose of determining stockholders entitled to notice of, or to vote at, any meeting or for any other purpose, (i) the board of directors may fix a record date, which will not be more than 90 days or, in the case of a meeting of stockholders, fewer than 10 days prior to the meeting or particular action requiring determination, or may close the stock transfer books for a stated period, which will not be more than 20 days or fewer than 10 days prior to the meeting date, or (ii) the record date will be either the close of business on the day on which the notice of meeting is mailed or the 30th day before the meeting (whichever is closer to the meeting date).

Notice of any annual or special stockholder meeting will be sent to stockholders entitled to notice of or vote at such meeting not less than 10 days, nor more than 90 days prior to any meeting. For purposes of determining stockholders entitled to notice of, or vote at, any meeting or for any other purpose, (i) the board of directors may fix a record date, which will not be more than 90 days or, in the case of a meeting of stockholders, fewer than 10 days prior to the meeting or particular action requiring determination, or may close the stock transfer books for a stated period, which will not be more than 20 days or fewer than 10 days prior to the meeting date, or (ii) the record date will be either the close of business on the day on which the notice of meeting is mailed or the 30th day before the meeting (whichever is closer to the meeting date).

CPA:18 – Global	W. P. Carey
Advance Notice of Director Nominations and New Business; Proxy Access

The CPA:18 Bylaws provides that nominations of individuals for election to the board may be made at an annual meeting of stockholders, or at a special meeting at which directors are to be elected, (i) pursuant to the notice of meeting, (ii) by or at the direction of the board, or (iii) by any stockholder of record both at the time of giving of notice by the stockholder (which must be timely written notice delivered to the secretary) and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the CPA:18 Bylaws. Such notice must be delivered not earlier than the 150th day and not later than 5:00 p.m., Eastern Standard Time, on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the preceding year's annual meeting, notice must be delivered not earlier than the 150th day prior to the date of the annual meeting and not later than 5:00 p.m., Eastern Standard Time, on the later of the 120th day prior to the date of the annual meeting, as originally convened, or the 10th day following the day on which public announcement of the date of such meeting is first made.
The proposal of other business to be considered by the stockholders at an annual meeting may be made in the same manner. Only such business brought before the meeting pursuant to the notice of meeting may be conducted at a special meeting.

The W. P. Carey Bylaws provide that nominations of individuals for election to the board and for the proposal of other business to be properly brought before an annual meeting, the stockholder must (1) be a stockholder of record both at the time of giving of notice by the stockholder and at the time of the meeting, be entitled to vote at the annual meeting and in the election of each individual so nominated or on such other business the stockholder proposes to bring before the meeting and have complied with the advance notice procedures of the W. P. Carey Bylaws, and (2) deliver notice to the Corporate Secretary of W. P. Carey not earlier than the 150th day and not later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the mailing of the notice for the preceding year's annual meeting. In the event that the date of the annual meeting is advanced or delayed more than 30 days from the first anniversary of the preceding year's annual meeting, notice must be delivered not earlier than the 150th day prior to the date of the annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of the annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.
In addition, the W. P. Carey Bylaws permit a W. P. Carey Stockholder, or a group of up to 20 W. P. Carey Stockholders, owning at least 3% of the Company's outstanding common stock continuously for at least the previous three years to nominate and include in W. P. Carey's proxy materials director nominees constituting up to the greater of (i) two directors or (ii) 20% of the number of directors in office and subject to election by the W. P. Carey Stockholders at W. P. Carey's upcoming annual meeting of W. P. Carey Stockholders, provided that the nominating W. P. Carey Stockholder(s) and the director nominee(s) satisfy certain requirements specified in the W. P. Carey Bylaws, including, the provision of certain information to W. P. Carey consisting of:

•Proof of qualifying stock ownership as of the date of the submission and the record date for the annual meeting, and an agreement to maintain qualifying ownership through the date of the meeting;
•The W. P. Carey Stockholder's notice on Schedule 14N required to be filed with the SEC;

•The written consent of the W. P. Carey Stockholder nominee to being named in the proxy statement and serving as a director, if elected; and
•A completed director questionnaire signed by the nominee.
Nominating W. P. Carey Stockholders are also required to make certain representations and agreements regarding:
•Lack of intent to effect a change of control;
•Intent to maintain qualifying ownership through the date of the annual meeting;

CPA:18 – Global	W. P. Carey
•Only participating in the solicitation of their nominee(s) or the nominee(s) of the board of directors; and
•Complying with solicitation rules and assuming liabilities related to indemnifying W. P. Carey against losses arising out of the nomination.
Only such business brought before the meeting pursuant to the notice of meeting may be conducted at a special meeting.

Distributions

No distribution may be made by CPA:18 – Global if, after giving effect to the distribution, CPA:18 – Global would not be able to pay its indebtedness as the indebtedness becomes due in the usual course of business or CPA:18 – Global's total assets would be less than its total liabilities. In addition, distributions in kind by CPA:18 – Global are prohibited except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of CPA:18 – Global and the liquidation of its assets in accordance with the terms of the CPA:18 Charter or (iii) distributions in which (a) the board advises each stockholder of the risks associated with direct ownership of the property, (b) the board offers each stockholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those stockholders that accept such offer.

No distribution may be made by W. P. Carey if, after giving effect to the distribution, W. P. Carey would not be able to pay its indebtedness as the indebtedness becomes due in the usual course of business or W. P. Carey's total assets would be less than its total liabilities.

Size of Board of Directors

The number of directors is currently 3. The size of the board of directors may be increased or decreased, by a majority of the entire board of directors, but will never be less than 3 nor more than 15.

The number of directors is currently 9. The size of the board of directors may be increased or decreased by a majority of the entire board of directors but shall never be less than the minimum number required by Maryland law nor more than 25.

Independent Directors

A majority of the directors must be independent directors, except (pending a successor's election) for a period of up to 90 days after the death, removal or resignation of an independent director. Independent directors will, among other duties, review at least annually the performance of CPA:18 – Global's advisor and determine that compensation paid to the advisor is reasonable in light of various factors, approve all transactions with the advisor, review CPA:18 – Global's investment policies at least annually to determine that they are in the best interests of stockholders, review CPA:18 – Global's total fees and expenses at least annually or with sufficient frequency to determine that expenses incurred are reasonable, ensure that the annual report is sent to stockholders, make determinations regarding independent appraisals of underlying property in connection with investing in or making any mortgage loan, exercise fiduciary responsibility of limiting operating expenses, and review aggregate borrowings. Dr. Marshall E. Blume, Elizabeth P. Munson and Richard J. Pinola are CPA:18 – Global's independent directors.
Under the terms of the W. P. Carey Bylaws, a majority of the board of directors must be independent, as determined by the board of directors under standards established by the board of directors.

CPA:18 – Global	W. P. Carey
Removal of Directors

Any director, or the entire board, may be removed from office at any time but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors at a meeting called for the purpose of removing the director (subject to the rights of holders of one or more classes or series of preferred stock to remove one or more directors), and the notice of that meeting must state that a purpose of the meeting is the proposed removal. Any decrease in the number of directors will not cause the removal of any director prior to the expiration of such director's term of office.

Any director, or the entire board of directors, may be removed from office at any time but only for cause and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors (subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors). Any decrease in the number of directors will not cause the removal of any director prior to the expiration of such director's term of office. "Cause" shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to W. P. Carey through bad faith or active and deliberate dishonesty.

Filling Vacancies

Any and all vacancies on the board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum (subject to the rights of holders of one or more classes or series of preferred stock to remove one or more directors). Independent directors must nominate replacements for vacancies among the independent directors' positions (provided that if there are no independent directors, the directors will nominate replacements for vacancies among the independent directors). Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

Any vacancy on the board of directors may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum (subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors). Any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

CPA:18 – Global	W. P. Carey
Exculpation and Indemnification of Directors and Officers

The CPA:18 Charter limits the liability of CPA:18 – Global's directors and officers to CPA:18 – Global and its stockholders for money damages and requires CPA:18 – Global to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who (a) is a present or former director or officer of CPA:18 – Global or (b) while a director or officer, and at the request of CPA:18 – Global, serves or has served as a director, officer, partner or trustee of such corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise, in each case who is made (or threatened to be made a party) to the proceeding by reason of his or her service in that capacity, or (ii) CPA:18 – Global's advisor of any of its affiliates acting as an agent of CPA:18 – Global.
The CPA:18 Charter provides that CPA:18 – Global may indemnify a director, its advisor or any affiliate of the advisor for any loss or liability suffered by such indemnitee, or hold harmless a director, its advisor or any affiliate of the advisor for any loss or liability by CPA:18 – Global, only if: (w) the director, advisor or advisor's affiliate has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of CPA:18 – Global, (x) the director, advisor or advisor's affiliate was acting on behalf of or performing services for CPA:18 – Global, (y) such liability or loss was not the result of negligence or misconduct (or of gross negligence or willful misconduct, in the case of an independent director), and (z) such agreement to hold harmless is recoverable only out of the net assets of CPA:18 – Global and not from its stockholders.

The W. P. Carey Charter contains a provision that limits the liability of its directors and officers to W. P. Carey and its stockholders for money damages to the maximum extent permitted by the laws of the State of Maryland. W. P. Carey must indemnify (to the maximum extent permitted by Maryland law), and pay or reimburse reasonable expenses in advance of the final disposition of a proceeding to, any individual who is a present or former director or officer of W. P. Carey or a predecessor of W. P. Carey from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity as a director or officer. W. P. Carey may indemnify, if and to the extent authorized and determined to be appropriate, by the vote of a majority of the board of directors, by the vote of the stockholders by the affirmative vote of at least a majority of all the votes entitled to be cast thereon or by special legal counsel appointed by the board of directors, in accordance with applicable law, any person permitted, but not required to be indemnified under Maryland law, by W. P. Carey or a predecessor of W. P. Carey.
W. P. Carey has adopted an indemnification policy applicable to its officers and directors. The indemnification policy requires, among other things, that W. P. Carey indemnify its (or any predecessor company's) officers and directors, to the fullest extent permitted by Maryland law, against all reasonable costs, charges, and expenses (including attorney's fees), judgments, penalties, fines, and settlements (if such settlement is approved in advance by W. P. Carey) actually and

Additionally, CPA:18 – Global may not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by a directors, its advisor or any affiliate of its advisor unless: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to such indemnitee, (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such indemnitee; or (3) a court of competent jurisdiction approves a settlement of the claims against such indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of CPA:18 – Global were offered or sold as to indemnification for violations of securities laws.	reasonably incurred in connection with the defense and/or settlement of any threatened, pending, or completed suit, action, or proceeding, and to advance to such officers and directors all related reasonable costs, charges and expenses (including attorney's fees) incurred by them in connection therewith, subject to reimbursement if it is subsequently determined that indemnification is not permitted. W. P. Carey must also advance all reasonable costs, charges and expenses incurred by its officers and directors seeking to enforce their rights to advancement under the indemnification policy and may cover officers and directors under its directors and officers liability insurance. Although the indemnification policy offers substantially the same scope of coverage afforded by provisions in W. P. Carey's charter and bylaws, it provides greater assurance to officers and directors that indemnification will be available, because it cannot be modified unilaterally in the future by its board of directors or by the stockholders to eliminate the rights that it provides with respect to existing facts.

CPA:18 – Global	W. P. Carey
The CPA:18 Charter provides that a director, its advisor or any affiliate of the advisor may be advanced expenses, in advance of final disposition of a proceeding as a result of any legal action for which indemnification is being sought, only if: (A) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of CPA:18 – Global, (B) the director, advisor or advisor's affiliate provides CPA:18 – Global with written affirmation of a good faith belief of having met the standard of conduct necessary for indemnification, (C) the legal proceeding is initiated by a third party who is not a stockholder or, if by a stockholder acting in such capacity, a court of competent jurisdiction approves such advancement, and (D) the director, advisor or advisor's affiliate provides a written undertaking to repay the advanced funds to CPA:18 – Global, together with the applicable legal rate of interest, if ultimately determined that the director, advisor or advisor's affiliate did not comply with the requisite standard of conduct and is not entitled to indemnification.

CPA:18 – Global has entered into indemnification agreements with each independent director. Pursuant to the agreements and subject to the foregoing limitations in the CPA:18 Charter, the independent directors are indemnified against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred unless it is established by clear and convincing evidence that (i) the act or omission of the independent director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (ii) the independent director actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the independent director had reasonable cause to believe that the act or omission was unlawful.

Inspection of Books and Records; Reports to Stockholders

In accordance with Section 2-512 of the MGCL and the CPA:18 Charter, the CPA:18 Bylaws, the minutes of the proceedings of stockholders, the annual statement of affairs and any voting trust agreements deposited with the company are open to inspection by stockholders at CPA:18 – Global's offices during reasonable business hours. Under Section 2-512 of the MGCL and the CPA:18 Charter, any stockholder may also present to any officer or resident agent of CPA:18 – Global a written request for a statement showing all stock and securities issued by CPA:18 – Global during a specified period of not more than 12 months before the date of the request.
In addition, an alphabetical stockholder list (with the stockholders' names, addresses, telephone numbers and numbers of shares held) will be available for inspection upon request only if the stockholder represents to CPA:18 – Global that the list will not be used to pursue commercial interests of the stockholder unrelated to the stockholder's interest in CPA:18 – Global.

In accordance with Section 2-512 of the MGCL, the W. P. Carey Bylaws, the minutes of the proceedings of stockholders, the annual statement of affairs and any voting trust agreements deposited with the company are open to inspection by stockholders at W. P. Carey's offices during reasonable business hours. Section 2-512 of the MGCL also permits any stockholder to present to any officer or resident agent of W. P. Carey a written request for a statement showing all stock and securities issued by W. P. Carey during a specified period of not more than 12 months before the date of the request.

CPA:18 – Global	W. P. Carey
The CPA:18 Charter requires the directors (including the independent directors) to take reasonable steps to ensure that CPA:18 – Global causes to be prepared and mailed or delivered to each stockholder within 120 days after the end of the fiscal year to which it relates an annual report including: (i) financial statements prepared in accordance with GAAP which are audited and reported on by independent certified public accountants; (ii) the ratio of the costs of raising capital during the period to the capital raised; (iii) the aggregate amount of advisory fees and the aggregate amount of other fees paid to CPA:18 – Global's advisor and any affiliate of the advisor, including fees or charges paid to the advisor and any affiliate of the advisor by third parties doing business with CPA:18 – Global; (iv) the operating expenses of CPA:18 – Global, stated as a percentage of average invested assets and as a percentage of net income; (v) a report from the independent directors that the policies being followed by CPA:18 – Global are in the best interests of the CPA:18 Stockholders and the basis for such determination; and (vi) separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving CPA:18 – Global, its directors, its advisors, its sponsors and any affiliate thereof occurring in the year for which the annual report is made.	In addition, stockholders of record for at least 6 months of at least 5% of the outstanding stock of any class of W. P. Carey have the right to inspect W. P. Carey's accounting books and records and its stock ledger, as permitted by the laws of the State of Maryland, subject to and in accordance with Section 2-513 of the MGCL.

Charter Amendments

Any amendment to the CPA:18 Charter will be valid only if declared advisable by the board and approved by the affirmative vote of the CPA:18 Stockholders entitled to cast at least a majority of all votes entitled to be cast on the matter (except for those amendments to the CPA:18 Charter permitted to be made without stockholder approval under Maryland law or by specific provision in the CPA:18 Charter), including without limitation (1) any amendment which would adversely affect the rights, preferences and privileges of the stockholders and (2) any amendment to Sections 7.2 (required experience of directors), 7.5 (fiduciary duties of directors and the advisor) and 7.11 (removal of directors) of Article VII, Article IX (investment objectives and limitations), Article X (conflicts of interest), Article XII (liability limitation and indemnification), Article XIV (roll-up transactions) and Article XIII (amendments), or any other amendment of the CPA:18 Charter that would have the effect of amending such sections.

Any amendment to the W. P. Carey Charter will be valid only if declared advisable by the board of directors of W. P. Carey and is approved by the affirmative vote of the W. P. Carey Stockholders holding of at least a majority of all the votes entitled to be cast on the matter, except for (i) amendments to the W. P. Carey Charter relating to the removal of directors, restrictions on transfer and ownership of shares or the vote required to amend such provisions of the W. P. Carey Charter, which amendments require the affirmative vote of the W. P. Carey Stockholders holding of at least two-thirds of all the votes entitled to be cast on the matter, or (ii) those amendments to the W. P. Carey Charter permitted to be made without stockholder approval under Maryland law or by specific provision in the W. P. Carey Charter.

See the comparative section above entitled "Authorized Stock" for certain specific powers of the board to amend the CPA:18 Charter.	Under the terms of the W. P. Carey Charter, the board of directors additionally has the power to (i) amend the charter from time to time without stockholder approval so as to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, (ii) designate and issue one or more classes or series of common stock or preferred stock, with whatever powers, preferences and rights as the board may desire, and (iii) classify or reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock.

CPA:18 – Global	W. P. Carey
Amendments to Bylaws

The board has the power to adopt, alter or repeal any provision of the CPA:18 Bylaws and to make new bylaws.
The board of directors has the power to adopt, amend, alter or repeal any provision of the W. P. Carey Bylaws and to make new bylaws. In addition, the W. P. Carey Stockholders, by the approval of at least a majority of all votes entitled to be cast on the matter, may alter or repeal any provision of the W. P. Carey Bylaws or adopt new provisions of the W. P. Carey Bylaws.

Limits on Ownership and Transfer of Shares

The CPA:18 – Global Charter, subject to certain exceptions, authorizes the board of directors to take such actions as are necessary and desirable to limit any person to beneficial or constructive ownership of no more than 9.8% in value of the aggregate outstanding shares of CPA:18 – Global stock and no more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of CPA:18 Common Stock.
Under the CPA:18 – Global Charter, no individual, corporation, partnership, limited liability company, estate, or trust, other than an "excepted holder" (defined as a stockholder whom the board of directors in its sole discretion exempts, prospectively or retroactively, from the following ownership limits), may beneficially own or constructively own shares: (i) in excess of 9.8% in value of the aggregate outstanding shares of the company's stock, or in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of CPA:18 Common Stock; (ii) in the case of an excepted holder, in excess of the aggregate ownership for such stockholder approved by the board; (iii) to the extent that such ownership would result in W. P. Carey being "closely held" or otherwise failing to qualify as a REIT;

The W. P. Carey Charter, subject to certain exceptions, authorizes the board of directors to take such actions as are necessary and desirable to limit any person to beneficial or constructive ownership of no more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of W. P. Carey stock excluding any outstanding shares of W. P. Carey stock not treated as outstanding for federal income tax purposes, and no more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of W. P. Carey Common Stock, excluding any outstanding shares of W. P. Carey Common Stock not treated as outstanding for federal income tax purposes.
Under the W. P. Carey Charter, no individual, corporation, partnership, limited liability company, estate, or trust, other than an "excepted holder" (defined as a stockholder whom the board of directors in its sole discretion exempts, prospectively or retroactively, from the following ownership limits), may beneficially own or constructively own shares: (i) in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of the company's stock excluding any outstanding shares of W. P. Carey stock not treated as outstanding for federal income tax purposes, or in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the

or (iv) to the extent that such ownership would cause CPA:18 – Global stock to be beneficially owned by fewer than 100 persons. Any transfer of shares of CPA:18 – Global stock that, if effective, would result in the CPA:18 – Global stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares. Shares of CPA:18 – Global stock owned or transferred in violation of any of the other restrictions described above will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary. If this transfer is not effective for any reason, then the transfer shall be null and void and the intended transferee shall acquire no rights in such shares.	aggregate outstanding shares of W. P. Carey Common Stock excluding any outstanding shares of W. P. Carey Common Stock not treated as outstanding for federal income tax purposes; (ii) in the case of an excepted holder, in excess of the aggregate ownership for such stockholder approved by the board; (iii) to the extent that such ownership would result in W. P. Carey being "closely held"; (iv) to the extent that such ownership would cause W. P. Carey stock to be beneficially owned by fewer than 100 persons; (v) to the extent such ownership would cause W. P. Carey to constructively own 10% or more of the ownership interests in a tenant of W. P. Carey's real property; (vi) to the extent that such ownership would cause any independent contractor of W. P. Carey to not be treated as such; or (vii) to the extent such ownership would otherwise cause W. P. Carey to fail to qualify as a REIT. The shares owned or transferred in violation of the foregoing restrictions will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary. If this transfer is not effective for any reason, then the transfer shall be null and void and the intended transferee shall acquire no rights in such shares.

CPA:18 – Global	W. P. Carey

Maryland Business Combination Act

CPA:18 – Global has not opted out of the business combination provisions of the MGCL.
Pursuant to the statute, the board of directors of W. P. Carey, by resolution, has exempted any business combinations between W. P. Carey and any person who is an existing, or becomes in the future an, "interested stockholder." Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between W. P. Carey and any such person. Additionally, this resolution may be altered, revoked or repealed in whole or in part at any time and W. P. Carey may opt back into the business combination provisions of the MGCL.

Maryland Control Share Acquisition Act

The CPA:18 – Global Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of CPA:18 – Global stock and, consequently, the control share acquisition statute will not apply to CPA:18 – Global unless the board of directors of CPA:18 – Global later amends the CPA:18 – Global Bylaws to modify or eliminate this provision, which it may do without CPA:18 – Global Stockholder approval, and which it may make effective prospectively or retrospectively.

The W. P. Carey Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of W. P. Carey stock and, consequently, the control share acquisition statute will not apply to W. P. Carey unless the board of directors of W. P. Carey later amends the W. P. Carey Bylaws to modify or eliminate this provision, which it may do without W. P. Carey Stockholder approval, and which it may make effective prospectively or retrospectively.

Maryland Unsolicited Takeover Act

The board has not opted out of any provision of the Maryland Unsolicited Takeover Act. Consequently, and notwithstanding any contrary provision in the CPA:18 Charter or CPA:18 Bylaws, the board could unilaterally divide itself into classes without CPA:18 Stockholder approval.

The board of directors of W. P. Carey resolved to opt out of the provision of the Maryland Unsolicited Takeover Act that, absent such resolution, would have permitted the board of directors of W. P. Carey to unilaterally divide itself into classes without W. P. Carey Stockholder approval (commonly referred to as a "classified board"). By opting out of this provision the board of directors of W. P. Carey cannot elect to become a classified board in the future without approval of the W. P. Carey Stockholders.

CPA:18 – Global	W. P. Carey
Restrictions on Roll-Up Transactions

In connection with a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of CPA:18 – Global and the issuance of securities of an entity that would be created or would survive after the successful completion of the transaction, but not including a transaction involving CPA:18 – Global securities that have been listed on a national securities exchange or included for quotation on NASDAQ National Market System for at least 12 months or a transaction involving the conversion to corporate, trust or association form of only CPA:18 – Global if, as a consequence of the transaction there will be no significant adverse change in stockholder voting rights, the term of CPA:18 – Global's existence, compensation to W. P. Carey or CPA:18 – Global's investment objectives, the person sponsoring the Roll-Up Transaction must offer to stockholders who vote "no" on the proposal the choice of: (i) accepting the securities of a Roll-Up Entity offered in the proposed Roll-Up Transaction; or (ii) one of the following: (a) remaining as stockholders of CPA:18 – Global and preserving their interests therein on the same terms and conditions as existed previously; or (b) receiving cash in an amount equal to the stockholder's pro rata share of the appraised value of CPA:18 – Global's net assets.
The W. P. Carey Charter does not include any restrictions on Roll-Up Transactions.
In addition, CPA:18 – Global is prohibited from participating in any proposed Roll-Up Transaction: (1) that would result in the stockholders having voting rights in a Roll-Up Entity that are less than those provided in the CPA:18 Charter, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of the CPA:18 Charter and dissolution; (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor; (3) in which investors' rights to access of records of the Roll-Up Entity will be less than those described above under "– Inspection of Books and Records; Reports to Stockholders"; or (4) in which any of the costs of the Roll-Up Transaction would be borne by CPA:18 – Global if the Roll-Up Transaction is rejected by the CPA:18 Stockholders.

Appraisal Rights

CPA:18 Stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the board of directors of CPA:18 – Global, upon the affirmative vote of a majority of the board, determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

W. P. Carey Stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the board of directors of W. P. Carey, upon the affirmative vote of a majority of the board of directors, determines that such rights apply, with respect to all or any classes or series of W. P. Carey stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material federal income tax considerations of the Merger and holding of W. P. Carey Common Stock. The law firm of DLA Piper LLP (US) has acted as counsel and reviewed this summary. For purposes of this section under the heading "Material Federal Income Tax Considerations," references to "we," "our" and "us" mean only W. P. Carey and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Department of Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not currently expect to seek an advance ruling from the IRS regarding any matter discussed in this proxy statement/prospectus. This summary is also based upon the assumption that we will operate W. P. Carey and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only and does not purport to discuss all aspects of federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:
•financial institutions;
•insurance companies;
•broker-dealers;
•regulated investment companies;
•partnerships and trusts;
•persons subject to the alternative minimum tax;
•persons who hold our stock on behalf of other persons as nominees;
•persons who receive our stock through the exercise of employee stock options (if we ever have employees) or otherwise as compensation;
•persons holding our stock as part of a "straddle," "hedge," "conversion transaction," "constructive ownership transaction," "synthetic security" or other integrated investment;
•"S" corporations; and, except to the extent discussed below:
•tax-exempt organizations; and
•foreign investors.
This summary assumes that investors will hold their shares of W. P. Carey Common Stock as a capital asset, which generally means as property held for investment.
The federal income tax treatment of the Merger and holding of W. P. Carey Common Stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of the Merger and holding our common stock will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, and local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of the Merger and of acquiring, holding, exchanging, or otherwise disposing of our common stock.
The Merger
At the closing of the Merger, Clifford Chance US LLP, tax counsel to CPA:18 – Global and DLA Piper LLP (US), tax counsel to W. P. Carey, will each deliver an opinion substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a)(1) of the Code. In accordance with this treatment, no gain or loss will be recognized by W. P. Carey, CPA:18 – Global or their stockholders as a result of the Merger except to the extent of cash received as consideration in the Merger. In addition, at the closing of the Merger, Clifford Chance US LLP will deliver an opinion that commencing with its taxable year ended December 31, 2018, through the closing of the Merger, CPA:18 – Global has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. For purposes of such opinion, which will be in a form customary for transactions of this nature, Clifford Chance US LLP may rely on customary assumptions and representations of CPA:18 – Global reasonably acceptable to W. P. Carey.
It must be emphasized that the opinions of Clifford Chance US LLP and DLA Piper LLP (US) will be based on various assumptions relating to the organization and operation of CPA:18 – Global, W. P. Carey and Merger Sub, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this proxy statement/prospectus are completed in a timely fashion and that CPA:18 – Global, W. P. Carey and Merger Sub, have at all times operated in accordance with the method of operation described in their organizational documents and this proxy statement/prospectus. Additionally, the opinion of Clifford Chance US LLP regarding the REIT qualification of CPA:18 – Global will be conditioned upon factual representations and covenants made by the management of CPA:18 – Global and affiliated entities regarding the organization, assets, conduct of business operations of CPA:18 – Global and other items regarding CPA:18 – Global's ability to have met the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that CPA:18 – Global has taken no action inconsistent with its qualification as a REIT. While CPA:18 – Global believes that it is organized and has operated so that it has qualified as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or CPA:18 – Global that it has so qualified for any particular year. Clifford Chance US LLP will have no obligation to advise CPA:18 – Global or the holders of CPA:18 Common Stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, that no ruling has been or will be sought from the IRS on the tax consequences of the Merger or the REIT qualification of CPA:18 – Global, and no assurance can be given that the IRS will not take, or that a court will not sustain, a position contrary to any of the federal income tax consequences set forth below.
In addition, the opinion of Clifford Chance US LLP regarding the REIT qualification of CPA:18 – Global will be conditioned on the assumption that seven non-U.S. subsidiaries of CPA:18 – Global will be granted by the IRS an extension of time to file, and will properly and timely file, elections to be treated as partnerships or entities disregarded from their owner for U.S. federal income tax purposes, effective shortly after their acquisition by CPA:18 – Global. These entities default to being treated as corporations for U.S. federal income tax purposes, but CPA:18 – Global can elect to treat these entities as partnerships or entities disregarded from their owner for U.S. federal income tax purposes, which we refer to as flow-through entities. CPA:18 – Global intended to elect to treat each of these entities as flow-through entities for U.S. federal income tax purposes at the time that the entities were acquired but inadvertently failed to make such elections. CPA:18 – Global has requested an extension of time from the IRS, pursuant to Treasury Regulation Section 301.9100-3, to timely elect to treat these entities as flow-through entities effective shortly after the acquisition of the entities by CPA:18 – Global. CPA:18 – Global believes that it meets the requirements to be granted such extensions and that therefore CPA:18 – Global will be able to treat these subsidiaries as flow-through entities in prior years. Notwithstanding the foregoing, the IRS may disagree with CPA:18 – Global's position and decide not to grant the extension, which would adversely impact the conclusion of Clifford Chance US LLP's opinion that CPA:18 – Global has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.
If the IRS does not grant the extension of time to file these elections, then these subsidiaries would be treated as non-U.S. corporations during certain prior periods. Because interests in non-U.S. corporations are not qualifying assets for purposes of the REIT asset tests, CPA:18 – Global's ownership of such subsidiaries would cause CPA:18 – Global to fail to satisfy certain of the asset tests applicable to REITs during such prior periods. In that event, CPA:18 – Global would either fail to qualify as a REIT beginning with such prior periods, in which case CPA:18 – Global would be liable for substantial corporate income taxes for such prior periods, or if CPA:18 – Global were able to establish that it acted with reasonable cause and not willful neglect, CPA:18 – Global could maintain its REIT qualification but would be required to pay a penalty tax with respect to such failures, which could be material in amount. Prior to the Merger, any such taxes would be liabilities of CPA:18 – Global. Moreover, to the extent that CPA:18 – Global is liable for such penalty taxes, or if CPA:18 – Global fails to qualify as a REIT, following the Merger, the liability for any such penalty taxes or any corporate income taxes owed by CPA:18 – Global as a result of its failure to qualify as a REIT would generally become liabilities of W. P. Carey. The remainder of the discussion in this proxy statement / prospectus, unless otherwise noted, assumes that the IRS will grant such extensions and the seven subsidiaries will be treated as flow-through entities for the relevant prior periods.
Based on the foregoing opinions of counsel as to the tax treatment of the Merger, the material federal income tax consequences to CPA:18 Stockholders will be as follows:
•except as discussed below under "Cash Consideration," no gain or loss will be recognized by CPA:18 Stockholders on the exchange of CPA:18 Common Stock for W. P. Carey Common Stock pursuant to the Merger;
•the aggregate basis of the W. P. Carey Common Stock received by a CPA:18 Stockholder in the Merger (including fractional shares of W. P. Carey Common Stock deemed received and exchanged for cash as described below) will equal the aggregate basis of the CPA:18 Common Stock for which it is exchanged, decreased by the amount of cash (excluding cash received in lieu of a fractional share of W. P. Carey Common Stock) by such CPA:18 Stockholder and increased by the amount of gain, if any, recognized by such CPA:18 Stockholder (calculated as described below under "— Cash Consideration"); and
•the holding period of W. P. Carey Common Stock received in exchange for shares of CPA:18 Common Stock (including fractional shares of W. P. Carey Common Stock deemed received and exchanged for cash as described below) will include the holding period of the CPA:18 Common Stock for which it is exchanged.
If a CPA:18 Stockholder acquired different blocks of CPA:18 Common Stock at different times or at different prices, such U.S. holder's holding period and basis will be determined separately with respect to each block of CPA:18 Common Stock.
Cash Consideration. A CPA:18 Stockholder’s receipt of cash in exchange for its CPA:18 Common Stock in the Merger will generally result in such CPA:18 Stockholder recognizing gain (but not loss) in an amount equal to the lesser of: (i) the excess, if any, of (a) the sum of the amount of cash (excluding any cash received in lieu of a fractional share of W. P. Carey Common Stock) received by such CPA:18 Stockholder and the fair market value of the W. P. Carey Common Stock (including the fair market value of any fractional share of W. P. Carey Common Stock) received by such CPA:18 Stockholder, over (b) such CPA:18 Stockholder's adjusted tax basis in the shares CPA:18 Common Stock exchanged by such CPA:18 Stockholder in the Merger, or (ii) the amount of cash (excluding cash received in lieu of a fractional share of W. P. Carey Common Stock) received by such CPA:18 Stockholder. In addition, a CPA:18 Stockholder who receives cash in lieu of a fractional share of W. P. Carey Common Stock in the Merger will be treated as having received the fractional share pursuant to the Merger and then as having exchanged the fractional share for cash. As a result, such holder of CPA:18 Common Stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in such holder's fractional share interest as set forth above.
Any gain or loss recognized by a CPA: 18 Stockholder due to its receipt of cash in the Merger will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the CPA:18 Stockholder's holding period for the relevant shares is greater than one year. For CPA:18 Stockholders that are non-corporate holders, long-term capital gain generally will be taxed at a federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.
If any cash is paid to a CPA:18 Stockholder that is a "non-U.S. holder" (as defined below under "– Taxation of Non-U.S. Holders"), W. P. Carey will withhold from such payment a 15% U.S. FIRPTA withholding tax unless the non-U.S. holder is able to establish that the payment is exempt from, or otherwise not subject to, such withholding.

The non-U.S. holder may seek a refund from the IRS of amounts withheld if it files a proper return establishing that the amount withheld exceeds the amount of U.S. income tax imposed on the transaction.
As a result of the Merger, CPA:18 – Global will be required to comply with certain reporting requirements in the U.S. Department of Treasury Regulations, which will require reporting certain facts regarding the Merger.
Taxation of W. P. Carey
We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2012. We believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT.
The law firm of DLA Piper LLP (US) is acting as our tax counsel in connection with this offering. At the closing of the Merger and in connection with this offering, DLA Piper LLP (US) will render an opinion that, commencing with our taxable year ended December 31, 2018, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our current and proposed method of operation as described in the proxy statement/prospectus and Form S-4 will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of DLA Piper LLP (US) will be based on various assumptions relating to our organization and operation and conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the future conduct of our business operations. While we believe that we have been organized and operated and intend to continue to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by DLA Piper LLP (US) or by us that we will qualify as a REIT for any particular year. The opinion of DLA Piper LLP (US) will be expressed as of the date issued. DLA Piper LLP (US) has no obligation to advise us or the W. P. Carey Stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.
Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by DLA Piper LLP (US). Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.
Taxation of REITs in General
As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "– Requirements for REIT Qualification – General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "– Failure to Qualify" for any potential tax consequences if we fail to qualify as a REIT.
Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and will not be subject to U.S. federal corporate income tax on our taxable income that is currently distributed to the W. P. Carey Stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate and distribute currently is taxed only at the stockholder level upon a distribution of dividends to the W. P. Carey Stockholders.
Most domestic stockholders that are individuals, trusts or estates are taxed on corporate dividends at preferential rates. With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for the preferential rates and will be taxed at rates applicable to ordinary income (subject to the applicability of certain deductions as discussed in "Taxation of Taxable Domestic Stockholders – Distributions"). See "Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Distributions."
Net operating losses, foreign tax credits and other tax attributes of REITs generally do not pass through to the W. P. Carey Stockholders. See "Taxation of Stockholders."
If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:
•We will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains.
•If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See " – Prohibited Transactions" below.
•If we have (1) net income from the sale or other disposition of "foreclosure property" held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See "– Foreclosure Property" below.
•We may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit or refund for its proportionate share of the tax deemed to have been paid and an adjustment would be made to increase the basis of the stockholder's basis in our stock.
•If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.
•If we should fail to satisfy the asset tests (other than certain de minimis failures) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 21%) if that amount exceeds $50,000 per failure.
•If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.
•We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "– Requirements for Qualification – General."
•If we fail to comply with the requirement to send annual letters to the W. P. Carey Stockholders requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

•A 100% tax may be imposed on transactions between us and a "taxable REIT subsidiary" ("TRS") (as described below) that do not reflect arms-length terms.
•If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such built-in gain (determined as of the date on which we acquired the assets) at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the five-year period following their acquisition from the subchapter C corporation. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to recognize gain with respect to the disposition of the assets under the applicable U.S. Department of Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. The IRS has issued final U.S. Department of Treasury Regulations that exclude from the application of this built-in gains tax any gain from the sale of property we acquired in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code.
•Our subsidiaries that are C corporations, including our TRS, generally will be required to pay federal corporate income tax on their earnings.
In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, franchise, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.
Requirements for REIT Qualification – General
The Code defines a REIT as a corporation, trust or association:
(1)that is managed by one or more trustees or directors;
(2)the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)that would be taxable as a domestic corporation but for Sections 856-860 of the Code;
(4)that is neither a financial institution nor an insurance company subject to specific provisions of the Code;
(5)the beneficial ownership of which is held by 100 or more persons;
(6)in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, actually or constructively, by five or fewer "individuals" (including certain specified tax-exempt entities); and
(7)which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.
The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT. For purposes of condition (6), the term "individual" includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.
We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, the W. P. Carey Charter provides restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and

(6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next two sentences, our qualification as a REIT will terminate. If, however, we comply with the rules contained in applicable U.S. Department of Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. Moreover, if our failure to satisfy the share ownership requirements is due to reasonable cause and not willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure. See "– Failure to Qualify."
To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by U.S. Department of Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.
In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby have satisfied and will continue to satisfy this requirement.
The Code provides relief from violations of certain of the REIT requirements, in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including, in certain cases, the payment of a penalty tax that is based upon the magnitude of the violation. See "– Income Tests" and "– Asset Tests" below. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.
Subsidiary Entities
Ownership of partnership interests
If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes (references herein to "partnership" include limited liability companies that are classified as partnerships for U.S. federal income tax purposes), U.S. Department of Treasury Regulations provide that we are deemed to own our proportionate share of the partnership's assets based on our interest in partnership capital (subject to special rules relating to the 10% asset test described below), and to earn our proportionate share of the partnership's income, for purposes of the asset and gross income tests applicable to REITs. In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. If we become a limited partner (or member) in any partnership or limited liability company taxed as a partnership and such entity takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company taxed as a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.
Pursuant to applicable partnership audit rules, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner's distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are generally assessed and collected at the partnership level regardless of changes in composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The partnership audit rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. The partnership audit rules could result in a partnership in which we own an interest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.
Disregarded subsidiaries
If we own a corporate subsidiary that is a "qualified REIT subsidiary" (a "QRS"), that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary's assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A QRS is any corporation, other than a TRS, that is directly or indirectly wholly owned by a REIT. A QRS is not required to pay federal income tax, and our ownership of the stock of a QRS does not violate the restrictions on ownership of securities, as described below under "– Asset Tests." Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with any partnerships in which the W. P. Carey may hold an equity interest, are sometimes referred to in this proxy statement/prospectus as "pass-through subsidiaries."
We currently hold substantially all of our real estate assets through a series of pass-through subsidiaries, primarily through limited liability companies that we believe will be treated as disregarded entities for federal income tax purposes. In the future, we may hold investments through entities treated as partnerships for federal income tax purposes.
In the event that a disregarded subsidiary of ours ceases to be wholly owned – for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours – the subsidiary's separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See " – Asset Tests" and " – Income Tests."
Foreign Assets and Subsidiaries
With respect to any foreign properties, we have maintained, and will continue to maintain, appropriate books and records for our foreign properties in local currencies. Accordingly, for federal income tax purposes, including the 75% and 95% gross income tests summarized herein, our income, gains and losses from our foreign operations that are not held in TRSs will generally be calculated first in the applicable local currency, and then translated into United States dollars at appropriate exchange rates. On the periodic repatriation of monies from such foreign operations to the United States, we will be required to recognize foreign exchange gains or losses; however, any foreign exchange gains we recognize from repatriation are expected to constitute "real estate foreign exchange gains" under Section 856(n)(2) of the Code, and will thus be excluded from the 75% and 95% gross income tests summarized below.
In addition, we own interests in entities that are both TRSs and "controlled foreign corporations" for federal income tax purposes, and we are deemed to receive our allocable share of certain income, referred to as Subpart F Income, earned by such controlled foreign corporations whether or not that income is actually distributed to us. Numerous exceptions apply in determining whether an item of income is Subpart F Income, including exceptions for rent received from an unrelated person and derived in the active conduct of a trade or business. Rents from real property are generally treated as earned in an active trade or business if the landlord/licensor regularly performs active and substantial management and operational functions with respect to the property while it is leased, but only if such activities are performed through the landlord/licensor's own officers or staff of employees. We believe our controlled foreign corporations generally do not satisfy this active rental exception however, and as a result we may recognize material amounts of Subpart F Income. Further, beginning with our 2018 taxable year we must include in gross income the "global intangible low-taxed income" in respect of our CFCs. Based on advice of counsel, we believe that our "global intangible low-taxed income" and any Subpart F Income we recognize qualifies under the 95% gross income test. However, we do not believe our "global intangible low-taxed income" or our Subpart F income qualifies under the 75% gross income test.
REIT subsidiaries
Some of our subsidiaries may also be taxable as REITs. Provided such entities qualify as REITs under the Code, our equity in such entities will be a qualifying REIT asset under the quarterly REIT asset tests described below, and any dividends and/or gain on disposition of such equity will be qualifying REIT gross income under both the 75% and 95% gross income tests discussed below.
Taxable REIT subsidiaries
We will jointly elect with certain of our U.S. and non-U.S. subsidiary corporations, whether or not wholly owned, to treat such subsidiary corporations as TRSs. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to the W. P. Carey Stockholders.
We are not generally treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income, gain, or return of capital, as applicable. This treatment can affect our income and asset test calculations, as described below. Because we do not generally include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we will use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions.
Income Tests
In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions" and certain hedging and foreign currency transactions, generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), "rents from real property," distributions received from other REITs, and gains from the sale of real estate assets (including REIT shares), as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., generally income that qualifies under the 75% gross income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.
We and our subsidiaries may hold investments in and pay taxes to foreign countries. Taxes that we pay in foreign jurisdictions may not be passed through to, or used by, the W. P. Carey Stockholders as a foreign tax credit or otherwise. Our foreign investments might also generate foreign currency gains and losses. For purposes of either one or both of the 75% and 95% gross income tests, two categories of foreign currency gain may be excluded from gross income: "real estate foreign exchange gain" and "passive foreign exchange gain." Real estate foreign exchange gain is not treated as gross income for purposes of both the 75% and 95% gross income tests. Real estate foreign exchange gain includes gain derived from certain qualified business units of the REIT and foreign currency gain attributable to (i) qualifying income under the 75% gross income test, (ii) the acquisition or ownership of obligations secured by mortgages on real property or interests in real property, or (iii) being an obligor on an obligation secured by mortgages on real property or on interests in real property. In addition, passive foreign exchange gain is not treated as gross income for purposes of the 95% gross income test only. Passive foreign exchange gain includes real estate foreign exchange gain and foreign currency gain attributable to (i) qualifying income under the 95% gross income test, (ii) the acquisition or ownership of obligations, or (iii) being the obligor on obligations and that, in the case of (ii) and (iii), does not fall within the scope of the real estate foreign exchange definition. In all cases, we intend that any foreign currency transactions will be structured in a manner that will not jeopardize our qualification as a REIT. No assurance can be given that any foreign currency gains that we recognize directly or through pass-through subsidiaries will not adversely affect our ability to satisfy the REIT qualification requirements.
Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property or on interests in real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property, provided that an obligation secured in part by a mortgage on personal property is treated as secured solely by real property for purposes of the 75% gross income test if the fair market value of the personal property does not exceed 15% of the total of the fair market value of the real and personal property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.
To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a "shared appreciation provision"), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that we derive interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.
Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as "rents from real property" unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent generally must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which we derive no revenue and that meets certain other requirements or through a TRS. We are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide noncustomary services to tenants of our properties without disqualifying all of the rent from the property if the income from such services does not exceed 1% of the total gross income from the property. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee's equity.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or QRSs. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such dividends will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with U.S. Department of Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under " – Taxation of REITs in General," even where these relief provisions apply, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.
Asset Tests
At the close of each calendar quarter, we must also satisfy certain tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and interests in mortgages on real property or interest in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, for taxable years after December 31, 2015, debt instruments issued by REITs which are required to file annual and periodic reports with the SEC under the Exchange Act ("publicly offered REITs") subject to certain limitations, and some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.
Second, the value of any one issuer's "securities" (defined to exclude "real estate assets") that we own (other than a TRS or QRS) may not exceed 5% of the value of our total assets.
Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 10% asset tests do not apply to securities of TRSs and QRSs and the 10% asset test by value does not apply to "straight debt" having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test by value, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code, as well as our equity interest in the partnership, if any.
Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 20% of the value of our total assets (25% for taxable years ending before January 1, 2018). Fifth, not more than 25% of the value of our total assets is represented by securities (other than those securities includable as "real estate assets.") Sixth, for taxable years after December 31, 2015, not more than 25% of the value of our total assets is represented by nonqualified publicly offered REIT debt instruments.
Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as a "security" for purposes of the 10% asset test by value, as explained below).
Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a

REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (A) $50,000 per failure, and (B) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 21%), and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.
In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT's total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.
Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute "straight debt." A security does not qualify as "straight debt" where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security (including debt securities) issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under " – Income Tests." In applying the 10% asset test by value, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate interest in the equity and certain debt securities issued by that partnership.
We believe that our holdings of securities and other assets comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. Certain mezzanine loans we make or acquire may qualify for the safe harbor of Revenue Procedure 2003-65 pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% real estate asset test and the 10% vote or value test, and the income derived therefrom will constitute qualifying income for purposes of the 95% and 75% gross income tests. See " – Income Tests." We may make some mezzanine loans that do not qualify for that safe harbor, qualify as "straight debt" securities or qualify for one of the other exclusions from the definition of "securities" for purposes of the 10% value test. We intend to make such investments in such a manner as not to fail the asset or gross income tests described above.
Some of our assets will consist of goodwill. We do not expect the value of any such goodwill to be significant, and, in any event, to negatively impact our compliance with the REIT asset tests.
No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.
If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described above.
Annual Distribution Requirements
In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to the W. P. Carey Stockholders in an amount at least equal to:
(1)the sum of
(i)90% of our "REIT taxable income," computed without regard to our net capital gains and the dividends paid deduction, and
(ii)90% of our net income, if any, (after tax) from foreclosure property (as described below), minus
(2)the sum of specified items of non-cash income.
We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for dividends paid with respect to taxable years prior to 2015, to provide a tax deduction for us for such years, the distributions must not be "preferential dividends." A distribution is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class, and (ii) in accordance with the preferences among different classes of stock as set forth in our organizational documents. For taxable years beginning after December 31, 2014, the preferential dividend rules no longer apply to publicly offered REITs. We are a publicly offered REIT.
To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for the W. P. Carey Stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (1) the amounts of capital gain distributions that we designated and that they include in their taxable income, and (2) the tax that we paid on their behalf with respect to that income.
To the extent that we have available net operating losses carried forward from prior REIT tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of the W. P. Carey Stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See " – Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Distributions." A REIT's deduction for any NOL carryforwards arising from losses it sustains in taxable years beginning after December 31, 2017 is limited to 80% of a REIT's taxable income (determined without regard to the deduction for dividends paid), and any unused portion of losses arising in taxable years ending after December 31, 2017 may not be carried back, but may be carried forward indefinitely. The Coronavirus Aid, Relief, and Economic Security Act of 2020 (the CARES Act) eliminates this 80% limitation for taxable years beginning before January 1, 2021.
If we should fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed, and (ii) the amounts of income for the taxable year we retained and on which we have paid corporate income tax.
It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (1) our actual receipt of cash, including receipt of distributions from our subsidiaries, and (2) our inclusion of items in income for federal income tax purposes. Other potential sources of non-cash taxable income include:
•"residual interests" in a real estate mortgage investment conduit or taxable mortgage pools;
•loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and
•loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash.
In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay distributions in the form of taxable in-kind distributions of stock or other property.
We may be able to rectify a failure to pay sufficient dividends for any year by paying "deficiency dividends" to stockholders in a later year. These deficiency dividends may be included in our deduction for dividends paid for the earlier year, but an interest charge would be imposed upon us for the delay in distribution.
Failure to Qualify
If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in " – Income Tests" and " – Asset Tests."
If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct dividends to stockholders in any year in which we do not qualify to be taxed as a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic stockholders that are individuals, trusts and estates will generally be taxable at qualified dividend rates. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.
Sale-Leaseback Transactions
Our investments may be in the form of sale-leaseback transactions. We normally intend to treat these transactions as true leases for federal income tax purposes. However, depending on the terms of any specific transaction, the IRS might take the position that the transaction is not a true lease but is more properly treated in some other manner, such as a financing arrangement or loan for federal income tax purposes. Even if our sale-leasebacks are treated as secured loans, for purposes of the REIT asset tests and the 75% gross income test, each "loan" would likely be considered to be collateralized by real property to the extent of the fair market value of the underlying property. As a result, we believe that we would continue to meet the REIT assets tests and gross income tests. However, it is possible that if one or more of our leases were recharacterized as a financing, the recharacterization of one or more of these transactions could cause us to fail to satisfy the REIT asset tests or gross income tests described above based upon the asset we would be treated as holding or the income we would be treated as having earned as a result of such recharacterization, and such failure could result in our failing to qualify as a REIT. In addition, if one or more of our leases were recharacterized as a loan, tax attributes associated with the ownership of real property – principally depreciation – would not be available to us, and the timing of our income inclusion would be affected. These changes in amount or timing of income inclusion or the loss of depreciation deductions resulting from the recharacterization could cause us to fail to meet the distribution requirement described above for one or more taxable years absent the availability of the deficiency dividend procedure or might result in a larger portion of our dividends being treated as ordinary income to the W. P. Carey Stockholders.
Prohibited Transactions
Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at regular corporate rates.
Foreclosure Property
Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.
Derivatives and Hedging Transactions
We and our subsidiaries may enter into hedging transactions with respect to interest rate and foreign currency exposure on one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swaps, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by U.S. Department of Treasury Regulations, any income from a hedging transaction we entered into (i) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in U.S. Department of Treasury Regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests and (iii) for taxable years after December 31, 2015, primarily to manage risk with respect to a prior hedge entered into in connection with property that has been disposed of or liabilities that have been extinguished, in each case which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities through our TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.
Taxation of Stockholders
Taxation of Taxable Domestic Stockholders
Definitions – In this section, the phrase "domestic stockholder" means a holder of shares of W. P. Carey Common Stock that for federal income tax purposes is:
•a citizen or resident of the United States;
•a corporation, or other entity treated as a corporation for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;
•an estate, the income of which is subject to federal income taxation regardless of its source; or
•a trust, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.
If a partnership, including for this purpose any entity that is treated as a partnership for federal income tax purposes, holds shares of W. P. Carey Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the federal income tax consequences of the acquisition, ownership and disposition of shares of W. P. Carey Common Stock.
Distributions. So long as we qualify as a REIT, the distributions that we make to our taxable domestic stockholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends-received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% federal income tax rate for non-corporate taxpayers) for qualified dividends received by domestic stockholders that are individuals, trusts and estates from taxable C corporations. For taxable years prior to 2026, individual stockholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective federal income tax rate for individuals on the receipt of such ordinary dividends to 29.6%. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:
•income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);
•dividends received by the REIT from TRSs or other taxable C corporations; or
•income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).
Distributions that we designate as capital gain dividends will generally be taxed to our domestic stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Code will treat a stockholder as having received, solely for tax purposes, its pro rata share of our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See "Annual Distribution Requirements." Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Subject to the discussion below on additional Medicare tax on net investment income, long-term capital gains are generally taxable at maximum federal income tax rates of 20% in the case of stockholders that are individuals, trusts and estates, and 21% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.
Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder's shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.
To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See "Annual Distribution Requirements." Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.
Dispositions of our stock. If a domestic stockholder sells or disposes of shares of our capital stock, it generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares of capital stock for tax purposes. This gain or loss will generally be long-term capital gain or loss if the stockholder has held the capital stock for more than one year at the time of such sale or disposition. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to preferential rates if the stock is held for more than one year, and will be taxed at ordinary income rates if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 21%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.
If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of U.S. Department of Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards "tax shelters," are broadly written and apply to transactions that may not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.
Additional Medicare Tax on Unearned Income. Certain "high income" taxable domestic stockholders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on their "net investment" income. The temporary 20% deduction allowed by Section 199A of the Code, as added by the Tax Cuts and Jobs Act, with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is apparently not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax, which is imposed under

Chapter 2A of the Code. U.S. stockholders are urged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from an investment in our shares.
Passive Activity Losses and Investment Interest Limitations. Distributions that we make and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.
Taxation of Non-U.S. Holders
The following is a summary of certain federal income and estate tax consequences of the ownership and disposition of our stock applicable to certain non-U.S. holders. A "non-U.S. holder" is any person other than a domestic stockholder or an entity treated as a partnership for federal income tax purposes.
The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of federal income and estate taxation.
Ordinary dividends. The portion of distributions received by non-U.S. holders that (i) is payable out of our earnings and profits, (ii) is not attributable to our capital gains and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. We generally plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. holder unless either:
•a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or IRS Form W-8BEN-E evidencing eligibility for that reduced rate with us; or
•the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.
Reduced treaty rates and other exemptions are not available to the extent that income is attributable to excess inclusion income (i.e., certain income from taxable mortgage pools or REMIC residual interests) allocable to the non-U.S. holder. Accordingly, we will withhold at a rate of 30% on any portion of a distribution that is paid to a non-U.S. holder and attributable to that holder's share of our excess inclusion income. As required by IRS guidance, we intend to notify the W. P. Carey Stockholders if a portion of a distribution paid by us is attributable to excess inclusion income.
Subject to the discussion below, in general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder's investment in our stock is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such distributions. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.
Non-dividend distributions. Unless our stock constitutes a U.S. real property interest (a "USRPI"), distributions that we make that are not out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. The non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (i) the stockholder's proportionate share of our earnings and profits, plus (ii) the stockholder's basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") (unless an exemption to FIRPTA applies for a specific non-U.S. holder) at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.
Capital gain distributions. Under FIRPTA, a distribution that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or "USRPI capital gains," will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain distribution. See above under "– Ordinary Dividends," for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 21% of the amount of distributions to the extent the distributions constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain distributions received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder's U.S. trade or business and, if certain treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.
A capital gain distribution that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend, if (1) the capital gain distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain distribution is received. The shares of our Common Stock are listed on the NYSE under the symbol "WPC."
Dispositions of our stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock could be treated as a USRPI if 50% or more of our assets at any time during a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect to meet this 50% test.
Even if the foregoing 50% test is met, however, our stock nonetheless will not constitute a USRPI if we are a "domestically-controlled qualified investment entity." A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. In addition, certain favorable presumptions aid in determination of whether we are a domestically-controlled qualified entity. We believe that we will be a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA.
In the event that we are not a domestically-controlled qualified investment entity, but our stock is "regularly traded," as defined by applicable U.S. Department of Treasury Regulations, on an established securities market, a non-U.S. holder's sale of our common stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 10% or less of our outstanding common stock at all times during a specified testing period.
If gain on the sale of our stock were subject to taxation under FIRPTA, or in the absence of a specific exemption for a non-U.S. holder, the non-U.S. holder would be required to file a federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the IRS.

FIRPTA Exemption – Qualified Shareholders. Subject to the exception discussed below, any distribution to a "qualified shareholder" who holds stock of a REIT directly or indirectly (through one or more partnerships) will not be subject to United States tax as income effectively connected with a United States trade or business and thus will not be subject to special withholding rules under FIRPTA. While a "qualified shareholder" will not be subject to FIRPTA withholding on REIT distributions, certain investors of a "qualified shareholder" (i.e., non-United States persons who hold interests in the "qualified shareholder" (other than interests solely as a creditor), and hold more than 10% of the stock of the REIT in which the "qualified shareholder" holds stock (whether or not by reason of the investor's ownership in the "qualified shareholder")) may be subject to FIRPTA withholding.
A "qualified shareholder" is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person's taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.
A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding with respect to ordinary dividends under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded (as defined in Section 7704(b) of the Code), is treated as a partnership under the Internal Revenue Code, is a withholding foreign partnership for purposes of United States withholding taxes, and would be treated as a United States real property holding company if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.
FIRPTA Exemption – Qualified Foreign Pension Funds. Any distribution treated as a capital gain to a "qualified foreign pension fund" or an entity all of the interests of which are held by a "qualified foreign pension fund" who holds REIT stock directly or indirectly (through one or more partnerships) will generally not be subject to United States tax as income effectively connected with a United States trade or business and thus will not be subject to the withholding rules under FIRPTA.
A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates and (v) with respect to which, under the laws of the country in which it is established or operates, (A) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (B) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.
Wash sales – In general, special wash sale rules apply if a stockholder owning more than 5% of our common stock avoids a taxable distribution of gain recognized from the sale or exchange of U.S. real property interests by selling our common stock before the ex-dividend date of the distribution and then, within a designated period, enters into an option or contract to acquire shares of the same or a substantially identical class of our common stock. If a wash sale occurs, then the seller/repurchaser will be treated as having gain recognized from the sale or exchange of U.S. real property interests in the same amount as if the avoided distribution had actually been received. Non-U.S. holders should consult their own tax advisors on the special wash sale rules that apply to non-U.S. holders.

Estate tax – If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for federal estate tax purposes) of the United States at the time of such individual's death, the stock will be includable in the individual's gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to federal estate tax.
FATCA Withholding
Foreign Accounts
Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act ("FATCA"), generally impose a withholding tax of 30% on payments of U.S. source dividend, interest or other fixed or determinable annual or periodic income and gross proceeds from the disposition of property of a type that can produce U.S.-source dividends or interest to certain foreign persons, whether as the beneficial owner or as an intermediary for the ultimate beneficial owner, including both (i) a "foreign financial institution" (as defined in the Code), unless such institution is "deemed compliant," complies with the rules implementing an applicable intergovernmental agreement and/or enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and (ii) a foreign entity that is not a financial institution in certain cases, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally include any U.S. person who directly or indirectly owns more than 10% of the entity.
Under applicable U.S. Department of Treasury Regulations and administrative guidance, FATCA withholding generally applies to payments of dividends on our capital stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed U.S. Department of Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers may generally rely on these proposed Treasury Regulations until final U.S. Department of Treasury Regulations are issued. Certain countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that payments to foreign financial institutions or non-financial foreign entities in those countries will be subject to FATCA withholding, these agreements are expected to reduce the risk of the withholding for investors in those countries. If you hold our stock through a foreign account or intermediary, you are urged to consult your tax advisor regarding the implications of FATCA to you.
Taxation of Tax-Exempt Stockholders
Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt employee pension trust do not automatically constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the Code (e.g., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.
Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.
In certain circumstances, a pension trust that owns more than 10% of our stock by value could be required to treat a percentage of its distributions as UBTI, if we are a "pension-held REIT." We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock and should generally prevent us from becoming a "pension-held REIT."
Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning our stock.
Backup Withholding and Information Reporting
We will report to our domestic stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a domestic stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A domestic stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of a capital gain distribution to any domestic stockholder who fails to certify its non-foreign status.
We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.
Payment of the proceeds of a sale of our common stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's federal income tax liability provided the required information is furnished to the IRS.
Legislative or Other Actions Affecting REITs
The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of Treasury. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.
State, Local and Foreign Taxes
We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We own real property assets located in numerous jurisdictions and will be required to file tax returns in some of those jurisdictions. Our state, local or foreign tax treatment and that of the W. P. Carey Stockholders may not conform to the federal income tax treatment discussed above. We may own foreign real estate assets and pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign real estate assets may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

LEGAL MATTERS
The validity of the shares of W. P. Carey Common Stock to be issued in connection with the Merger will be passed upon for W. P. Carey by DLA Piper LLP (US). In addition, the description of federal income tax consequences contained in the section of this proxy statement/prospectus entitled "Material Federal Income Tax Considerations" is based on the opinion of each of DLA Piper LLP (US) and Clifford Chance US LLP. Certain legal matters relating to the Merger will be passed upon for CPA:18 – Global by DLA Piper LLP (US) and Clifford Chance US LLP.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of W. P. Carey Inc. for the year ended December 31, 2021, and the audited historical financial statements of CPA 18 – Global included on Exhibit 99.1 of W. P. Carey Inc.’s Current Report on Form 8-K filed with the SEC on March 1, 2022, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS
W. P. Carey
W. P. Carey will hold an annual meeting of stockholders in 2022, which is referred to in this proxy statement/prospectus as the W. P. Carey 2022 annual meeting, regardless of whether the Merger has been completed. The deadline to submit a stockholder proposal intended to be presented at the W. P. Carey 2022 annual meeting and considered for inclusion in W. P. Carey’s proxy materials has already passed. W. P. Carey Stockholders interested in proposing a matter for a vote by the W. P. Carey Stockholders at the W. P. Carey 2023 annual meeting must submit the proposal no later than December 2, 2022, in order for it to be included in our proxy statement and form of proxy relating to the 2023 annual meeting pursuant to Rule 14a-8 under the Exchange Act.
In order for proposals submitted outside of Rule 14a-8 to be considered at the 2023 annual meeting, stockholder proposals, including stockholder nominations for director, must comply with the advance notice and eligibility requirements contained in the W. P. Carey Bylaws. The W. P. Carey Bylaws provide that stockholders are required to give advance notice to W. P. Carey of any business to be brought by a stockholder before an annual stockholders' meeting. For business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely written notice thereof to the Corporate Secretary of W. P. Carey. In order to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of W. P. Carey not later than 5:00 p.m., Eastern Time, on the 120th day nor earlier than 150 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting. Therefore, any stockholder proposals, including nominations for directors, submitted outside of Rule 14a-8 to be voted on at the 2023 annual meeting of stockholders must have been received by W. P. Carey not earlier than November 2, 2022 and not later than 5:00 p.m., Eastern Time, on December 2, 2022, being, respectively, 150 and 120 days prior to April 1, 2023, which is the first anniversary of the date of mailing of the notice for the W. P. Carey 2022 annual meeting. However, in the event that the date of the annual meeting of stockholders in 2023 is advanced or delayed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to such changed annual meeting date and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to such changed annual meeting date or the tenth day following the day on which public announcement of the date of such meeting is first made.
A copy of the W. P. Carey Bylaws is available upon request. Such requests and any stockholder proposals should be sent to Susan C. Hyde, Chief Administrative Officer and Corporate Secretary, W. P. Carey, One Manhattan West, 395 9th Avenue, 58th Floor, New York, NY 10001. These procedures apply to any matter that a stockholder wishes to raise at any annual meeting, including those matters raised other than pursuant to Rule 14a-8. A stockholder proposal that does not meet the above requirements will be considered untimely, and any proxy solicited by W. P. Carey may confer discretionary authority to vote on such proposal.
CPA:18 – Global
CPA:18 – Global held its 2021 annual meeting on April 22, 2021. Upon the completion of the Merger, CPA:18 – Global will be a wholly-owned subsidiary of W. P. Carey and, consequently, will no longer hold annual meetings of CPA:18 Stockholders. CPA:18 – Global does not anticipate holding a 2022 annual meeting of stockholders during the pendency of the Merger and if the Merger is completed as currently expected. In the event that the Merger is not completed within the expected time frame, or at all, CPA:18 – Global may hold a 2022 annual meeting of stockholders. Any stockholder nominations or proposals for other business intended to be presented at CPA:18 – Global’s next annual meeting of stockholders must be submitted to CPA:18 – Global as set forth below.
Any stockholder proposals or notices submitted to CPA:18 – Global in connection with a 2022 annual meeting of stockholders should be addressed to: Corporate Secretary, CPA:18 – Global, One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001.
In order for proposals submitted outside of Rule 14a-8 to be considered at the 2022 annual meeting, stockholder proposals, including stockholder nominations for directors, must comply with the advance notice and eligibility requirements contained in the CPA:18 – Global Bylaws. The CPA:18 – Global Bylaws provide that stockholders are required to give advance notice to CPA:18 – Global of any business to be brought by a stockholder before an annual stockholders' meeting. For business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely written notice thereof to CPA:18 – Global's Corporate Secretary. In order to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of CPA:18 – Global not later than 5:00 p.m., Eastern Time, on the 120th day nor earlier than 150 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting. The deadline to submit a stockholder proposal intended to be presented at a CPA:18 – Global 2022 annual meeting and considered for inclusion in CPA:18 – Global’s proxy materials has already passed, unless the annual meeting is advanced or delayed by more than 30 days from June 4, 2021, in which case notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to such changed annual meeting date and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to such changed annual meeting date or the tenth day following the day on which public announcement of the date of such meeting is first made. CPA:18 – Global's Corporate Secretary will provide a copy of the CPA:18 Bylaws upon written request and without charge if the Merger is not completed and an annual meeting is held in 2022.
OTHER MATTERS
Only one proxy statement/prospectus is being delivered to multiple security holders who share an address unless CPA:18 – Global has received contrary instructions from one or more of the security holders. CPA:18 – Global will deliver promptly, upon written or oral request, a separate copy of this proxy statement/prospectus to a security holder of a shared address to which a single copy was delivered. Also, security holders sharing an address may request a single copy of annual reports or proxy statements if they are currently receiving multiple copies. Such requests can be made by contacting Susan C. Hyde, Chief Administrative Officer and Corporate Secretary, W. P. Carey Inc., One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001, or calling 212-492-1100.
WHERE YOU CAN FIND MORE INFORMATION
W. P. Carey and CPA:18 – Global file reports and other information with the SEC. W. P. Carey Stockholders and CPA:18 Stockholders may read and copy these reports, statements or other information filed by W. P. Carey and CPA:18 – Global at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including W. P. Carey and CPA:18 – Global, who file electronically with the SEC. The address of that site is www.sec.gov.
W. P. Carey has filed this registration statement on Form S-4 to register with the SEC the shares of W. P. Carey Common Stock to be issued to CPA:18 Stockholders pursuant to the Merger Agreement. This proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of W. P. Carey, in addition to being a proxy statement of CPA:18 – Global for the CPA:18 Special Meeting. This registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about W. P. Carey and CPA:18 – Global. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that W. P. Carey Stockholders and CPA:18 Stockholders may find relevant and they are urged to review the exhibits to this registration statement.
The SEC allows W. P. Carey to "incorporate by reference" information in this proxy statement/prospectus. This means that W. P. Carey can disclose important information to W. P. Carey Stockholders by referring them to another document that it has filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents listed below:

W. P. Carey SEC Filings (File No. 001-13779)
•Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (filed with the SEC on February 11, 2022)
•The information specifically incorporated by reference into W. P. Carey's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 from W. P. Carey's definitive proxy statement on Schedule 14A for W. P. Carey's 2022 annual meeting of stockholders (filed with the SEC on March 28, 2022)

•Current Reports on Form 8-K (filed with the SEC on February 28, 2022, March 1, 2022, March 11, 2022, and April 22, 2022)
•Description of W. P. Carey's common stock contained or incorporated in the Registration Statement on Form 8-A filed (File No. 001-35665) (which, among other matters, registers the common stock under Section 12(b) of the Exchange Act), including any amendments or reports filed for the purpose of updating such description (filed with the SEC on September 25, 2012)

In addition, W. P. Carey incorporates by reference additional documents that W. P. Carey may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the CPA:18 Special Meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
W. P. Carey also incorporates by reference the Merger Agreement attached to this proxy statement/prospectus as Annex A.
W. P. Carey has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to W. P. Carey and Merger Sub, and CPA:18 – Global has supplied all information contained in this proxy statement/prospectus relating to CPA:18 – Global.
Documents incorporated by reference are available to W. P. Carey Stockholders and CPA:18 Stockholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. W. P. Carey Stockholders and CPA:18 Stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:
If you are a W. P. Carey Stockholder:
W. P. Carey Inc.
Attention: Corporate Secretary
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100
www.wpcarey.com
If you are a CPA:18 Stockholder:
Corporate Property Associates 18 – Global Incorporated
Attention: Corporate Secretary
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100
www.cpa18global.com

In order for CPA:18 Stockholders to receive timely delivery of the requested documents in advance of the CPA:18 Special Meeting, CPA:18 – Global should receive such request by no later than July 19, 2022.
You may also obtain these documents at the SEC's website, www.sec.gov, and may obtain certain of these documents at W. P. Carey's website, www.wpcarey.com, by selecting "Investor Relations" and then selecting "SEC Filings," and at CPA:18 – Global's website, www.cpa18global.com, by selecting "Investor Relations" and then selecting "SEC Filings." Information contained on W. P. Carey's or CPA:18 – Global's website that is not filed with the SEC is expressly not incorporated by reference into this proxy statement/prospectus.
W. P. Carey and CPA:18 – Global are not incorporating the contents of the websites of the SEC, W. P. Carey, CPA:18 – Global or any other person into this proxy statement/prospectus. W. P. Carey and CPA:18 – Global are providing only the information about how to obtain certain documents that are incorporated by reference in this proxy statement/prospectus at these websites for the convenience of W. P. Carey Stockholders and CPA:18 Stockholders.
W. P. Carey and CPA:18 – Global have not authorized anyone to give any information or make any representation about the Merger or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

Dated as of February 27, 2022
CORPORATE PROPERTY ASSOCIATES 18 – GLOBAL INCORPORATED,
W. P. CAREY INC.,
CPA18 MERGER SUB LLC
and, for the limited purposes set forth herein,
CAREY ASSET MANAGEMENT CORP.,
W. P. CAREY & CO. B.V.,
WPC-CPA:18 HOLDINGS, LLC
and
CPA®:18 LIMITED PARTNERSHIP

AGREEMENT AND PLAN OF MERGER

Annex A

Annex A

Annex A

EXHIBITS

Exhibit A	–	Articles of Merger
Exhibit B	–	Form of Confidentiality Agreement

SCHEDULES

W. P. Carey Disclosure Letter:

Schedule 2.2(b)(ii)	–	Issued and Outstanding or Reserved for Issuance Securities
Schedule 2.2(b)(iii)	–	Registration Rights
Schedule 2.2(c)(iii)	–	Consents, Approvals, Authorizations, Permits, Filings, and Notifications
Schedule 2.2(e)	–	Certain Changes or Events
Schedule 2.2(f)	–	Material Liabilities
Schedule 2.2(i)	–	Litigation
Schedule 2.2(j)	–	Taxes
Schedule 2.2(k)	–	Pension and Benefit Plans
Schedule 2.2(n)	–	Environmental Matters
Schedule 2.2(o)(i)	–	Real Property Liens and Ownership
Schedule 2.2(o)(i)(E)	–	Liens on Equity Interests
Schedule 2.2(o)(ii)	–	Contracts for Sale, Acquisition, or Transfer, and Development and Construction Contracts
Schedule 2.2(o)(iii)	–	Agreements of Sale, Option Agreements, Rights of First Offer, Rights of First Refusal, and Early Termination Rights
Schedule 2.2(p)	–	Insurance Policies
Schedule 2.2(s)(i)	–	Material Contracts in Default
Schedule 2.2(s)(ii)	–	Due-on-Sale Provisions
Schedule 2.2(s)(iii)	–	Non-Competition Agreements
Schedule 2.2(s)(iv)	–	Indemnification Agreements
Schedule 2.2(t)	–	Related Party Transactions
Schedule 3.2(b)	–	Post Execution Conduct of Business
Schedule 4.14	–	Sale Properties
Schedule 8.1	–	W. P. Carey Knowledge Parties

CPA18 Disclosure Letter:

Schedule 1.6(a)	–	Quarterly Dividends
Schedule 2.1(c)(ii)	–	Consents, Approvals, Authorizations, Permits, Filings and Notifications
Schedule 3.1(b)	–	Post Execution Conduct of Business
Schedule 8.1	–	CPA18 Knowledge Parties

Annex A

INDEX OF DEFINED TERMS
Acceptable Confidentiality Agreement	51	CPA18 Property	52
Accrual Period	52	CPA18 SEC Documents	52
Adverse Recommendation Change	36	CPA18 Special Committee	1
Advisor Accrued Amounts	32	CPA18 Stockholder Approval	9
Advisor Closing Amounts	51	CPA18 Stockholder Meeting	8
Affiliate	51	CPA18 Stockholders	3
Agreement	1	CPA18 Subsidiary	53
Alternative Acquisition Agreement	34	CPA18 Superior Competing Transaction	37
Applicable Record Date	2	CPA18 Termination Fee	53
Articles of Merger	3	Daily Amount	54
Asset Management Agreement	32	Designated Portfolio	54
Benefit Plans	17	Disposition Fees	53
Business Day	52	Dividend Adjustment Amount	54
CAM	1	Effective Time	3
Cash Adjustment Amount	53	Environmental Law	19
Cash Component	3	ERISA	17
CERCLA	19	ERISA Affiliate	17
Change of Recommendation Notice	37	Exchange Act	9
Claim	38	Exchange Fund	5
Closing	2	Exchange Ratio	3
Closing Date	2	Exempted Person	53
Code	2	Expense Amount	47
CPA18	1	Extended Termination Date	45
CPA18 Advisory Agreement	32	Foreign Subsidiary	1
CPA18 Advisory Agreements	32	Form S-4	29
CPA18 Board	1	GAAP	52
CPA18 Bylaws	7	Governmental Entity	5
CPA18 Charter	7	Hazardous Material	19
CPA18 Class A Common Stock	3	Indemnified Parties	38
CPA18 Class C Common Stock	3	IRS	53
CPA18 Common Stock	3	Knowledge	53
CPA18 Competing Transaction	37	Law	53
CPA18 Disclosure Letter	6	Liens	53
CPA18 Expenses	46	Merger	1
CPA18 LP	1	Merger Sub	1
CPA18 LP Agreement	52	Merger Sub Articles of Organization	3
CPA18 Material Adverse Effect	52	Merger Sub Operating Agreement	3
CPA18 Material Contract	8	MGCL	2
CPA18 Preferred Stock	7	MLLCA	2

Annex A

Morgan Stanley	9	Taxes	54
NYSE	53	Termination Date	44
Original Closing Date	55	Total Accrued Daily Amount	56
Paying and Exchange Agent	5	Transaction Documents	54
PCBs	19	Transfer and Gains Taxes	38
Pension Plans	17	Voting Debt	54
Per Share Merger Consideration	3	W. P. Carey	1
Person	53	W. P. Carey Bylaws	12
Proxy Statement/Prospectus	29	W. P. Carey Board	1
Qualifying Income	48	W. P. Carey Charter	12
Receiving Party	47	W. P. Carey Common Stock	10
REIT	2	W. P. Carey Disclosure Letter	10
Release	19	W. P. Carey Expenses	46
Sale Properties	41	W. P. Carey Intangible Property	18
SDAT	3	W. P. Carey Material Adverse Effect	54
SEC	7	W. P. Carey Material Contracts	23
Securities Act	9	W. P. Carey Permits	15
Solicitation Period End Date	33	W. P. Carey Preferred Stock	10
Stock Consideration	3	W. P. Carey Properties	21
Stock Issuance	11	W. P. Carey Property	21
Subsidiary	53	W. P. Carey Property Restrictions	21
Surviving Company	2	W. P. Carey SEC Documents	13
Takeover Statute	10	W. P. Carey Stockholders	11
Tax	54	W. P. Carey Subsidiary	55
Tax Protection Agreement	54	WPC Holdco	1
Tax Return	54

Annex A
THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of February 27, 2022, by and among Corporate Property Associates 18 – Global Incorporated, a Maryland corporation ("CPA18"), W. P. Carey Inc., a Maryland corporation and the ultimate parent of the external manager of CPA18 ("W. P. Carey"), CPA18 Merger Sub LLC, a Maryland limited liability company and an indirect subsidiary of W. P. Carey ("Merger Sub"), and, for the limited purposes set forth herein, Carey Asset Management Corp., a Delaware corporation ("CAM"), W. P. Carey & Co. B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands ("Foreign Subsidiary"), and WPC-CPA:18 Holdings, LLC, a Delaware limited liability company ("Special General Partner"), each an indirect subsidiary of W. P. Carey, and CPA®:18 Limited Partnership, a Delaware limited partnership ("CPA18 LP"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in Article VIII.
RECITALS
A.    Upon the terms and subject to the conditions set forth in this Agreement, W. P. Carey and Merger Sub intend to merge CPA18 with and into Merger Sub (the "Merger"), with Merger Sub surviving the Merger as a direct subsidiary of WPC Holdco LLC, a Maryland limited liability company and direct subsidiary of W. P. Carey ("WPC Holdco").
B.    A special committee of independent directors of the board of directors of CPA18 (the "CPA18 Special Committee") has unanimously (i) determined that this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, are advisable and in the best interests of CPA18 and the CPA18 Stockholders and (ii) recommended to the board of directors of CPA18 (the "CPA18 Board") that it approve and declare advisable this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, upon the terms and conditions contained herein and therein.
C.    This Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, have been approved and declared advisable by the CPA18 Board, including a majority of the independent directors and a majority of the directors who are not interested in the Merger and the other transactions contemplated by the Transaction Documents, following the recommendation of the CPA18 Special Committee.
D.    The board of directors of W. P. Carey (the "W. P. Carey Board") has unanimously determined that this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, are advisable and in the best interests of W. P. Carey and the W. P. Carey Stockholders.
E.    This Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, have been approved by (i) the W. P. Carey Board, including a majority of the independent directors and a majority of the directors who are not interested in the Merger and the other transactions contemplated by the Transaction Documents, and (ii) the sole member of Merger Sub.

Annex A
F.    For U.S. federal income Tax purposes, it is intended that the Merger shall be characterized as a reorganization governed by Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code").
G.    The parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.
AGREEMENT
In consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties hereto hereby agree as follows:
ARTICLE I
THE MERGER
Section 1.1The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the procedures set forth in Section 3-105 of the Maryland General Corporation Law (the "MGCL") and Section 4A-702 and Section 4A-703 of the Maryland Limited Liability Company Act (the "MLLCA"), CPA18 shall merge with and into Merger Sub. Following the Merger, Merger Sub will continue as the surviving entity (the "Surviving Company") and a direct subsidiary of WPC Holdco, and the separate corporate existence of CPA18 will cease in accordance with Section 3-114 of the MGCL and Section 4A-709 of the MLLCA, and, from and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MGCL and the MLLCA. W. P. Carey will maintain its existence as a real estate investment trust ("REIT") under Section 856 of the Code.
Section 1.2Closing.
(a)The closing (the "Closing") of the Merger will take place commencing at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third (3rd) Business Day after satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), by means of a virtual closing through the electronic exchange of signatures, or at such other time and place as is agreed to in writing by the parties hereto (the date on which the Closing takes place, the "Closing Date").
(b)Notwithstanding Section 1.2(a), if (i) all conditions set forth in Article V have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) but (ii) the tenant purchase options with respect to the Designated Portfolio have been exercised and W. P. Carey is actively working to complete the sale of the Designated Portfolio, W. P. Carey shall have the right, by written notice delivered to the CPA18 Special Committee at least five (5) Business Days in advance of the anticipated Original Closing Date, to extend the Closing Date until the earliest of (x) the second (2nd) Business Day following the closing of the sale of the Designated Portfolio; (y) the first (1st) Business Day before the Termination Date and (z) the second (2nd) Business Day following the date on which W. P. Carey provides written notice to the CPA18 Special Committee indicating that it no longer desires to pursue the extension option contemplated by this Section

Annex A
1.2(b). If W. P. Carey properly exercises its right to extend the Closing Date as set forth in the immediately preceding sentence, the Cash Component of the Per Share Merger Consideration shall be increased by an amount equal to the Cash Adjustment Amount.
Section 1.3Effective Time. Upon the terms and subject to the conditions set forth herein, as part of the Closing, CPA18 and Merger Sub shall execute articles of merger (the "Articles of Merger") in substantially the form attached hereto as Exhibit A and shall file such Articles of Merger in accordance with the MGCL and the MLLCA with the State Department of Assessments and Taxation of Maryland (the "SDAT") and shall make all other filings and recordings required under the MGCL and the MLLCA with respect to the Merger. The Merger shall become effective at such time as W. P. Carey and CPA18 shall agree should be specified in the Articles of Merger (such time as the Merger becomes effective, the "Effective Time"); provided that such time is not earlier than the time the Articles of Merger are filed and accepted for record and does not exceed thirty (30) days after the Articles of Merger are accepted for record. Unless otherwise agreed, the parties shall cause the Effective Time to occur on the Closing Date.
Section 1.4Articles of Organization and Operating Agreement. The articles of organization of Merger Sub (the "Merger Sub Articles of Organization") and the operating agreement of Merger Sub (the "Merger Sub Operating Agreement") as in effect immediately prior to the Effective Time of the Merger shall, except for any required amendments, be the articles of organization and the operating agreement of the Surviving Company, until further amended in accordance with the respective terms of such articles of organization and operating agreement and applicable Laws of the State of Maryland.
Section 1.5Officers of the Surviving Company. Unless otherwise determined by W. P. Carey and CPA18, from and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company immediately following the Effective Time, in each case until duly removed or replaced in accordance with the operating agreement of the Surviving Company and the MGCL and the MLLCA.
Section 1.6Per-Share Merger Consideration.
(a)As of the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any further action on the part of W. P. Carey, CPA18, Merger Sub, any other W. P. Carey Subsidiary or any stockholder of CPA18 (the stockholders of CPA18, the "CPA18 Stockholders"), each share of (i) Class A common stock, $0.001 par value per share, of CPA18 ("CPA18 Class A Common Stock") and (ii) Class C common stock, $0.001 par value per share, of CPA18 ("CPA18 Class C Common Stock," and together with the CPA18 Class A Common Stock, the "CPA18 Common Stock") issued and outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for cancellation of such share, the rights attaching to such share shall be converted automatically into the right to receive, in accordance with the terms of this Agreement, (A) 0.0978 shares (the "Exchange Ratio") of a validly issued, fully paid and non-assessable share of W. P. Carey Common Stock (the "Stock Consideration"); and (B) $3.00 in cash, together with any amounts payable pursuant to Section 1.2, in each instance, without interest (the "Cash Component," and together with the Stock Consideration, the "Per Share Merger Consideration" (which, for the avoidance of doubt, is subject to adjustment as set forth

Annex A
in Section 1.7 and Section 1.8(e))), payable in the manner set forth in Section 1.8. Notwithstanding anything herein to the contrary, each share of CPA18 Common Stock that is owned by W. P. Carey or any W. P. Carey Subsidiary immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist without any conversion thereof or payment therefor. Notwithstanding anything contained herein to the contrary, if at any time from and after the date hereof and through and including Closing, CPA18 pays any dividends on, or makes any other distributions in respect of, CPA18 Common Stock (other than the payment of the quarterly dividends set forth in Schedule 1.6(a) of the CPA18 Disclosure Letter having record and payment dates that are consistent with past practices), including but not limited to, as a direct or indirect result of the consummation of the sale or disposition of any Sale Properties, then the Cash Component otherwise payable hereunder shall be reduced on a dollar-for-dollar basis by the per-share value of such dividend or distribution.
(b)At the Effective Time, all shares of CPA18 Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of CPA18 Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or any cash pursuant to Section 1.8(e).
Section 1.7Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, combination, subdivision, stock split, reverse stock split, stock dividend (including any stock dividend or distribution of securities convertible into CPA18 Common Stock or W. P. Carey Common Stock, as applicable), reorganization, recapitalization or other like change with respect to CPA18 Common Stock (or for which a record date is established) and with respect to W. P. Carey Common Stock (or for which a record date is established), after the date hereof and prior to the Effective Time; provided that nothing in this Section 1.7 shall be construed to permit W. P. Carey, Merger Sub, any other W. P. Carey Subsidiary or CPA18 to take any action with respect to their securities that is prohibited by the terms of this Agreement; but provided, further, that nothing in this Agreement shall prohibit W. P. Carey from taking, immediately following the date hereof, any of the actions contemplated in the Form S-4 and the Proxy Statement/Prospectus (which actions (other than any administrative or ministerial actions in furtherance thereof) shall require the prior consent by the CPA18 Special Committee).
Section 1.8Recordation of Exchange; Payment of Merger Consideration.
(a)Delivery of W. P. Carey Common Stock. As soon as practicable following the Effective Time, W. P. Carey shall cause the transfer agent for the W. P. Carey Common Stock to record the issuance on the stock records of W. P. Carey of the amount of W. P. Carey Common Stock issuable as Per Share Merger Consideration to each holder of CPA18 Common Stock pursuant to Section 1.6(a).
(b)No Interest. No interest shall be paid or shall accrue on unpaid dividends declared in respect of the CPA18 Common Stock and with a record date prior to the Effective Time and which remain unpaid at the Effective Time.
(c)No Further Ownership Rights. All Per Share Merger Consideration paid by W. P. Carey in accordance with the terms of this Article I shall be deemed to have been paid in

Annex A
full satisfaction of all rights pertaining to the CPA18 Common Stock in respect of which such Per Share Merger Consideration was paid. At the close of business on the day on which the Effective Time occurs, the share transfer books of CPA18 shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Company of the shares of CPA18 Common Stock that were outstanding immediately prior to the Effective Time.
(d)No Liability. None of W. P. Carey, Merger Sub, or any employee, officer, director, partner, agent or Affiliate of any of them, shall be liable to any person for any part of the Per Share Merger Consideration or for dividends or distributions with respect thereto delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of CPA18 Common Stock five (5) years after the Effective Time or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any federal, state, local government, or agency or any court, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), shall, to the extent permitted by applicable Law, become the property of W. P. Carey or its designated Affiliate free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
(e)Fractional Shares. No certificates for fractional shares of W. P. Carey Common Stock shall be issued hereunder. To the extent that a holder of CPA18 Common Stock would otherwise be entitled to receive a fraction of a share of W. P. Carey Common Stock, computed on the basis of the aggregate number of shares of CPA18 Common Stock held by such holder, such holder shall instead receive a cash payment, without interest, in lieu of such fractional share in an amount equal to such fraction multiplied by $10.45.
(f)Paying and Exchange Agent. Prior to the Effective Time, W. P. Carey shall designate a bank or trust company reasonably acceptable to CPA18 to act as agent for the payment of the Per Share Merger Consideration (the "Paying and Exchange Agent"). W. P. Carey shall take all steps necessary to enable, and shall cause, the Surviving Company to provide to the Paying and Exchange Agent immediately following the Effective Time the aggregate cash portion of the Per Share Merger Consideration payable upon cancellation of the CPA18 Common Stock pursuant to Section 1.6. The funds deposited with the Paying and Exchange Agent in respect of the Per Share Merger Consideration is hereinafter referred to as the "Exchange Fund." As soon as practicable after the Effective Time, and in any event not later than the tenth (10th) Business Day thereafter, the Paying and Exchange Agent shall pay to each holder of CPA18 Common Stock the amount of cash that such holder is entitled to receive in lieu of any fractional share of W. P. Carey Common Stock pursuant to Section 1.8(e).
(g)Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of CPA18 Common Stock one year after the Effective Time shall be delivered to W. P. Carey or its designated Affiliate, upon demand, and any holder of CPA18 Common Stock who has not theretofore complied with this Article I shall thereafter look only to W. P. Carey or its successor in interest for payment of its claim for the Per Share Merger Consideration (subject to applicable abandoned property, escheat and other similar Law).

Annex A
(h)Investment of Exchange Fund. The Paying and Exchange Agent shall invest any cash included in the Exchange Fund, as directed by W. P. Carey, on a daily basis; provided, however, that such investments shall be in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, (iii) certificates of deposit maturing not more than 180 days after the date of purchase issued by a bank organized under the Laws of the United States or any state thereof having a combined capital and surplus of at least $3,000,000,000 or (iv) a money market fund having assets of at least $1,000,000,000. Any interest and other income resulting from such investments shall be the property of, and paid to, W. P. Carey or its designated Affiliate.
(i)Withholding Rights. W. P. Carey or the Paying and Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of CPA18 Common Stock, such amounts as W. P. Carey or the Paying and Exchange Agent, as applicable, is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Entity in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the former holder of CPA18 Common Stock in respect of which such deduction and withholding was made.
Section 1.9No Dissenters' or Appraisal Rights. No dissenters' or appraisal rights will be available with respect to the Merger, including any remedy under Section 3-201 et seq. of the MGCL.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1Representations and Warranties of CPA18. CPA18 represents and warrants to each of W. P. Carey and Merger Sub that, except as disclosed in the CPA18 disclosure letter dated as of the date of this Agreement and delivered to W. P. Carey and Merger Sub in connection with the execution hereof (the "CPA18 Disclosure Letter") or as set forth in any reports on Form 10-K, 10-Q or 8-K filed or furnished (or incorporated by reference into such reports) by CPA18 with the SEC on or after January 1, 2019 and publicly available prior to the date of this Agreement (but excluding statements in any "Risk Factors" section contained therein or any statement constituting a "forward-looking statement," in each case, to the extent that such statements are cautionary, predictive or speculative in nature), the statements set forth in this Section 2.1 are true and correct; provided that CPA18, W. P. Carey and Merger Sub agree that CPA18 shall have no liability for any breach of representations and warranties set forth in (I) this Section 2.1 to the extent due to actions or inactions of W. P. Carey or any W. P. Carey Subsidiary, in each case in its capacity as advisor to CPA18 pursuant to the CPA18 Advisory Agreements, or (II) Sections 2.1(c)(ii) or 2.1(d) (excluding any information provided by or on behalf of the CPA18 Special Committee or Morgan Stanley) of which W. P. Carey has Knowledge as of the date of this Agreement in the exercise of its duties as advisor to CPA18 pursuant to the CPA18 Advisory Agreement:

Annex A
(a)Organization, Standing and Corporate Power of CPA18. CPA18 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. CPA18 has heretofore made available to W. P. Carey complete and correct copies of its articles of incorporation, as amended and supplemented to the date hereof (the "CPA18 Charter"), and its bylaws, as amended to the date hereof ("CPA18 Bylaws").
(b)Capital Structure.
(i)As of the close of business on the Business Day immediately prior to the date of this Agreement, the authorized capital stock of CPA18 consists of 50,000,000 shares of preferred stock, $0.001 par value per share (the "CPA18 Preferred Stock"), 320,000,000 shares of CPA18 Class A Common Stock and 80,000,000 shares of CPA18 Class C Common Stock, of which no shares of CPA18 Preferred Stock, 119,261,169 shares of CPA18 Class A Common Stock, and 30,721,779 shares of CPA18 Class C Common Stock are issued and outstanding and which constitute all of the issued and outstanding securities of CPA18 as of the close of business on the Business Day immediately prior to the date of this Agreement. All issued and outstanding shares of CPA18 Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right contained in the CPA18 Charter or CPA18 Bylaws or in any material contract filed as an exhibit to CPA18's annual report on Form 10-K for the year ended December 31, 2020, or any subsequent report filed on Form 10-Q or Form 8-K, in each instance, filed with the Securities and Exchange Commission (the "SEC"). No dividends or other distributions on securities of CPA18 or any CPA18 Subsidiary have been authorized by the CPA18 Board or governing body of such CPA18 Subsidiary or declared by CPA18 or such CPA18 Subsidiary since December 31, 2020, other than those presented by W. P. Carey, in its capacity as advisor to CPA18, to the CPA18 Board or governing body of such CPA18 Subsidiary for its consideration.
(ii)Other than agreements or understandings proposed by W. P. Carey, in its capacity as advisor to CPA18, for consideration by the CPA18 Board and entered into by CPA18, the CPA18 Board has not authorized CPA18 to enter into any (x) agreements or understandings relating to the voting of any shares of capital stock of CPA18 or any ownership interests in any CPA18 Subsidiary or (y) agreements or understandings relating to the sale or transfer of any shares of stock of CPA18 or any ownership interests in any CPA18 Subsidiary.
(c)Authority; No Violations; Consents and Approval.
(i)The CPA18 Special Committee, at a meeting duly called and held, unanimously (A) determined that this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, are advisable and in the best interests of CPA18 and the CPA18 Stockholders and (B) recommended to the CPA18 Board that it approve and declare advisable this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, upon the terms and conditions contained herein and therein. The CPA18 Board, including a majority of the independent directors and a majority of the directors who are not interested in the Merger and the other transactions contemplated by

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the Transaction Documents, has duly approved and declared advisable the Merger and the other transactions contemplated by the Transaction Documents, including the Merger, has recommended the approval of the Merger by the CPA18 Stockholders and has directed that the Merger be submitted for consideration at a special meeting of the CPA18 Stockholders (the "CPA18 Stockholder Meeting"). CPA18 has all requisite power and authority to enter into this Agreement and all other Transaction Documents to be executed in connection with the transactions contemplated hereby, including the Merger, and, subject to receipt of the CPA18 Stockholder Approval, to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been, or when the Transaction Documents are executed will have been, duly authorized by all necessary action on the part of CPA18, subject to receipt of the CPA18 Stockholder Approval, and the Transaction Documents are enforceable in accordance with their terms, subject to enforceability, bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors' rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law). The CPA18 Board has not approved or otherwise determined that the CPA18 Stockholders are or shall be entitled to exercise any rights of objecting stockholders provided for under Title 3, Subtitle 2 of the MGCL (or any successor provision) with respect to all or any classes or series of capital stock of CPA18 with respect to the Merger or the other transactions contemplated by this Agreement or the other Transaction Documents.
(ii)Assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Schedule 2.1(c)(ii) of the CPA18 Disclosure Letter are duly and timely obtained or made and the CPA18 Stockholder Approval has been obtained, the execution and delivery of the Transaction Documents by CPA18 do not, and the consummation of the transactions contemplated thereby and compliance with the provisions hereof or thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation under, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of CPA18 or require the consent or approval of any third party under, any provision of (A) the CPA18 Charter or the CPA18 Bylaws, (B) any material contract filed as an exhibit to CPA18's annual report on Form 10-K for the year ended December 31, 2020, or any subsequent report filed on Form 10-Q or Form 8-K, in each instance, filed with the SEC (a "CPA18 Material Contract") (it being understood that no representation is being given as to whether the Surviving Company will be in compliance with any financial covenants contained therein following the Merger) or (C) any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to CPA18 or any of its properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a CPA18 Material Adverse Effect.
(iii)No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to CPA18 in connection with the execution and delivery of the Transaction Documents by CPA18 or the consummation by CPA18 of the transactions contemplated thereby, except for: (A) the filing with the SEC of (1) (a) the Proxy Statement/Prospectus or (b) other documents otherwise required in connection with the transactions contemplated by the Transaction Documents and (2) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended, and the

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rules and regulations promulgated thereunder (the "Exchange Act"), and such other reports in compliance with the Exchange Act as may be required in connection with the Transaction Documents and the transactions contemplated thereby; (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT; (C) such filings and approvals as may be required by any applicable Environmental Laws; and (D) any such consent, approval, order, authorization, registration, declaration, filing or permit of which the failure to obtain or make, individually or in the aggregate, would not reasonably be expected to have a CPA18 Material Adverse Effect.
(d)Information Supplied. The Form S-4 and the Proxy Statement/Prospectus will (with respect to the disclosures therein relating to CPA18, its officers and directors and the CPA18 Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and the Exchange Act; provided that no representation is made as to statements made or incorporated by reference by W. P. Carey or Merger Sub.
(e)Opinion of Financial Advisor. The CPA18 Special Committee has received the opinion of Morgan Stanley & Co. LLC ("Morgan Stanley") to the effect that, as of the date of such opinion, and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such opinion, the Per Share Merger Consideration pursuant to this Agreement is fair to the holders of CPA18 Common Stock (other than W. P. Carey or any W. P. Carey Subsidiary) from a financial point of view, which opinion will be made available to W. P. Carey solely for informational purposes. CPA18 has been advised that Morgan Stanley will permit the inclusion of the opinion in its entirety and, subject to prior review and consent by Morgan Stanley, a reference to the opinion in the Form S-4 and the Proxy Statement/Prospectus.
(f)Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of CPA18 Common Stock that are entitled to vote is the only vote of holders of securities of CPA18 required to approve the Merger and the other transactions contemplated by the Transaction Documents (the "CPA18 Stockholder Approval").
(g)Brokers. Except for the fees and expenses payable to Morgan Stanley (which fees have been disclosed to W. P. Carey), no broker, investment banker or other Person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of CPA18 or any CPA18 Subsidiary.
(h)Investment Company Act of 1940. Neither CPA18 nor any of the CPA18 Subsidiaries is, or after giving effect to the transactions contemplated by this Agreement will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.
(i)State Takeover Statutes; Charter Waiver. CPA18 has taken all action necessary to exempt the transactions contemplated by this Agreement from operation of any "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under federal or state Laws of the United States or

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similar statute or regulation (a "Takeover Statute"). CPA18 and the CPA18 Board have taken all appropriate and necessary actions to waive or remove, or to exempt W. P. Carey and Merger Sub and their beneficial owners from triggering, any and all limitations on ownership of CPA18 Common Stock contained in the CPA18 Charter or CPA18 Bylaws by reason of the Merger and the other transactions contemplated by this Agreement.
Section 2.2Representations and Warranties of W. P. Carey and Merger Sub. W. P. Carey and Merger Sub, jointly and severally, represent and warrant to CPA18 that, except as disclosed in the W. P. Carey / Merger Sub disclosure letter dated as of the date of this Agreement and delivered to CPA18 in connection with the execution hereof (the "W. P. Carey Disclosure Letter") or as set forth in any reports on Form 10-K, 10-Q or 8-K filed or furnished (or incorporated by reference into such reports) by W. P. Carey with the SEC on or after January 1, 2019 and publicly available prior to the date of this Agreement (but excluding statements in any "Risk Factors" section contained therein or any statement constituting a "forward-looking statement," in each case, to the extent that such statements are cautionary, predictive or speculative in nature), the statements set forth in this Section 2.2 are true and correct.
(a)Organization, Standing and Corporate Power. W. P. Carey is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Maryland. Each of W. P. Carey and Merger Sub has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of W. P. Carey and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have, or would not be reasonably likely to have, a W. P. Carey Material Adverse Effect.
(b)Capital Structure.
(i)As of the close of business on the Business Day immediately prior to the date of this Agreement, the authorized capital stock of W. P. Carey consists of 50,000,000 shares of preferred stock, $0.001 par value per share (the "W. P. Carey Preferred Stock"), and 450,000,000 shares of common stock, $0.001 par value per share ("W. P. Carey Common Stock"), of which no shares of W. P. Carey Preferred Stock and 190,725,642 shares of W. P. Carey Common Stock are issued and outstanding. All issued and outstanding shares of W. P. Carey Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. All dividends or other distributions on securities of W. P. Carey or any W. P. Carey Subsidiary that have been declared or authorized prior to the date of this Agreement have been paid in full.
(ii)Except as permitted under this Agreement or as set forth in Schedule 2.2(b)(ii) of the W. P. Carey Disclosure Letter, there are issued and outstanding or reserved for issuance: (1) no shares of stock, Voting Debt or other voting securities or equity securities of W. P. Carey or Merger Sub; (2) no securities of W. P. Carey or any W. P. Carey

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Subsidiary or securities or assets of any other entity convertible into or exchangeable for shares of stock, Voting Debt or other voting securities or equity securities of W. P. Carey or any W. P. Carey Subsidiary; and (3) no subscriptions, options, warrants, conversion rights, calls, performance stock awards, stock appreciation rights or phantom stock rights, rights of first refusal, rights (including preemptive rights), commitments or arrangements or agreements to which W. P. Carey or any W. P. Carey Subsidiary is a party or by which it is bound obligating W. P. Carey or any W. P. Carey Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of stock, Voting Debt or other voting securities of W. P. Carey or of any W. P. Carey Subsidiary, or obligating W. P. Carey or any W. P. Carey Subsidiary to grant, extend or enter into any such subscription, option, warrant, conversion right, call, performance stock award, stock appreciation right or phantom stock right, right of first refusal, right, commitment or arrangement or agreement.
(iii)Except as set forth in Schedule 2.2(b)(iii) of the W. P. Carey Disclosure Letter, no holder of securities in W. P. Carey or any W. P. Carey Subsidiary has any right to have such securities registered under the Securities Act or under any state securities Laws by W. P. Carey or any W. P. Carey Subsidiary, as the case may be. All prior issuances of securities by W. P. Carey or any W. P. Carey Subsidiary were, in all respects, made in compliance with all applicable federal and state securities Laws.
(iv)W. P. Carey is the sole member of, and has the sole ability to manage, WPC Holdco.
(v)WPC Holdco is the sole member of, and has the sole ability to manage, Merger Sub.
(c)Authority; No Violations; Consents and Approval.
(i)The W. P. Carey Board, at a meeting duly called and held, unanimously determined that this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, are advisable and in the best interests of W. P. Carey and the stockholders of W. P. Carey (the "W. P. Carey Stockholders"). The W. P. Carey Board, including a majority of the independent directors and a majority of the directors who are not interested in the Merger and the other transactions contemplated by the Transaction Documents, has duly approved and declared advisable the Merger and the other transactions contemplated by the Transaction Documents, has approved the issuance of W. P. Carey Common Stock in the Merger pursuant to this Agreement (the "Stock Issuance"). The Sole Member of Merger Sub has duly approved and declared advisable this Agreement and the transactions contemplated hereby and by the Transaction Documents, including the Merger.
(ii)Each of W. P. Carey and Merger Sub has all requisite power and authority to enter into this Agreement and the Transaction Documents and to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been, or when the Transaction Documents are executed will have been, duly authorized by all necessary action on the part of W. P. Carey and Merger Sub, and the Transaction Documents are enforceable in accordance with their terms, subject to enforceability, bankruptcy, insolvency, reorganization, moratorium and

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other Laws of general applicability relating to or affecting creditors' rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
(iii)Assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Schedule 2.2(c)(iii) of the W. P. Carey Disclosure Letter are duly and timely obtained or made, the execution and delivery of the Transaction Documents by W. P. Carey and Merger Sub do not, and the consummation of the transactions contemplated thereby and compliance with the provisions hereof or thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation under, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of W. P. Carey, WPC Holdco or Merger Sub under or require the consent or approval of any third party under, any provision of (A) the amended and restated articles of incorporation of W. P. Carey ("W. P. Carey Charter") or the amended and restated bylaws of W. P. Carey (the "W. P. Carey Bylaws") (with respect to W. P. Carey), the articles of organization or operating agreement of WPC Holdco (with respect to WPC Holdco), or the Merger Sub Articles of Organization or the Merger Sub Operating Agreement (with respect to Merger Sub), (B) any W. P. Carey Material Contract or (C) any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to W. P. Carey or Merger Sub or any of their respective properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect.
(iv)No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to W. P. Carey or any of the W. P. Carey Subsidiaries in connection with the execution and delivery of the Transaction Documents by W. P. Carey or Merger Sub or the consummation by W. P. Carey or Merger Sub or the applicable W. P. Carey Subsidiaries of the transactions contemplated thereby, except for: (A) the filing with the SEC of (1) (a) the Form S-4 or (b) other documents otherwise required in connection with the transactions contemplated by the Transaction Documents and (2) such reports under Section 13(a) of the Exchange Act and such other reports in compliance with the Exchange Act as may be required in connection with the Transaction Documents and the transactions contemplated thereby; (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT; (C) such filings and approvals as may be required by any applicable Environmental Laws; and (D) any such consent, approval, order, authorization, registration, declaration, filing or permit of which the failure to obtain or make, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect.
(d)SEC Documents.
(i)W. P. Carey has made available to CPA18 (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by W. P. Carey with the SEC since January 1, 2019 (the "W. P. Carey SEC Documents"), which are all of the documents required to have been filed by W. P. Carey with the SEC since that date. As of their respective dates, the W. P. Carey SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or

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the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC thereunder applicable to such W. P. Carey SEC Documents and none of the W. P. Carey SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later W. P. Carey SEC Documents filed and publicly available prior to the date of this Agreement. W. P. Carey does not have any outstanding and unresolved comments from the SEC with respect to the W. P. Carey SEC Documents. The consolidated financial statements of W. P. Carey and W. P. Carey Subsidiaries, included in the W. P. Carey SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of W. P. Carey and the W. P. Carey Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of W. P. Carey and the W. P. Carey Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later W. P. Carey SEC Documents filed and publicly available prior to the date of this Agreement. No W. P. Carey Subsidiary is required to make any filing with the SEC.
(ii)W. P. Carey maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations, (B) access to assets is permitted only in accordance with management's general or specific authorization and (C) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(iii)W. P. Carey's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that (A) all information (both financial and non-financial) required to be disclosed by W. P. Carey in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (B) all such information is accumulated and communicated to W. P. Carey's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of W. P. Carey required under the Exchange Act with respect to such reports.
(iv)Since December 31, 2021, W. P. Carey has not received any notification of a "material weakness" in W. P. Carey's internal controls. For purposes of this Agreement, the term "material weakness" shall have the meaning assigned to it in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

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(e)Absence of Certain Changes or Events. Except as disclosed or reflected in the W. P. Carey SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Schedule 2.2(e) of the W. P. Carey Disclosure Letter, since December 31, 2021, there has not been: (i) (A) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of W. P. Carey's capital stock except for regular quarterly dividends on the W. P. Carey Common Stock; (B) any amendment of any term of any outstanding equity security of W. P. Carey or any W. P. Carey Subsidiary; (C) any repurchase, redemption or other acquisition by W. P. Carey or any W. P. Carey Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, W. P. Carey or any W. P. Carey Subsidiary; (D) any change in any method of accounting or accounting practice or any Tax method, practice or election by W. P. Carey or any W. P. Carey Subsidiary that would materially adversely affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; (E) any W. P. Carey Material Adverse Effect, or (F) any incurrence, assumption or guarantee by W. P. Carey or any W. P. Carey Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business consistent with past practices.
(f)No Undisclosed Material Liabilities. Except as disclosed in the W. P. Carey SEC Documents, as set forth in Schedule 2.2(f) of the W. P. Carey Disclosure Letter or as otherwise would not reasonably be expected to have a W. P. Carey Material Adverse Effect, there are no liabilities of W. P. Carey or any W. P. Carey Subsidiary of a nature that would be required under GAAP to be set forth on the financial statements of W. P. Carey or the notes thereto, other than: (i) liabilities adequately provided for on the balance sheet of W. P. Carey dated as of December 31, 2021 (including the notes thereto) as required by GAAP, (ii) liabilities incurred in connection with the transactions contemplated by this Agreement or (iii) liabilities incurred in the ordinary course of business subsequent to December 31, 2021.
(g)No Default. None of W. P. Carey, Merger Sub or any material W. P. Carey Subsidiary is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the W. P. Carey Charter or the W. P. Carey Bylaws, or the Merger Sub Articles of Organization or the Merger Sub Operating Agreement, or any provision of the comparable charter or organizational documents of any of such W. P. Carey Subsidiaries, as applicable,(ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which W. P. Carey, Merger Sub or any of such W. P. Carey Subsidiaries is a party or by which W. P. Carey, Merger Sub or any of such W. P. Carey Subsidiaries or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to W. P. Carey, Merger Sub or any of such W. P. Carey Subsidiaries, except in the case of clauses (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect.
(h)Compliance with Applicable Laws; Regulatory Matters. Except for environmental matters, which are addressed in Section 2.2(n), W. P. Carey and the W. P. Carey Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "W. P. Carey Permits"), except where the failure so to hold such W. P. Carey Permits, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect.

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W. P. Carey and the W. P. Carey Subsidiaries are in compliance with the terms of the W. P. Carey Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect. Except as disclosed in the W. P. Carey SEC Documents, the businesses of W. P. Carey and the W. P. Carey Subsidiaries are not being conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect. No investigation or review by any Governmental Entity with respect to W. P. Carey or any W. P. Carey Subsidiary is pending or, to W. P. Carey's Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect. Neither W. P. Carey nor any W. P. Carey Subsidiary is subject to any order, writ, injunction, decree, statute, rule or regulation that would, individually or in the aggregate, reasonably be expected to have a W. P. Carey Material Adverse Effect. None of W. P. Carey or Merger Sub is subject to any judgment, decree, injunction, rule or order of any Governmental Entity that prohibits or would reasonably be expected to prohibit any of the transactions contemplated hereby or by this Agreement. None of W. P. Carey or Merger Sub has taken any action, nor have any other steps been taken or have any legal proceedings been commenced, nor to the Knowledge of W. P. Carey, threatened, against W. P. Carey or Merger Sub, for the winding up, liquidation or dissolution of W. P. Carey or Merger Sub.
(i)Litigation. Except as disclosed in Schedule 2.2(i) of the W. P. Carey Disclosure Letter or the W. P. Carey SEC Documents, there is no suit, action or proceeding pending or, to the Knowledge of W. P. Carey, threatened against or affecting W. P. Carey or any W. P. Carey Subsidiary or any of their respective properties or assets that, individually or in the aggregate, would reasonably be expected to have a W. P. Carey Material Adverse Effect, nor is there any such suit, action or proceeding pending against W. P. Carey or any W. P. Carey Subsidiary or any of their respective properties or assets which in any manner challenges or seeks to prevent or enjoin, alter or materially delay any of the transactions contemplated hereby.
(j)Taxes.
(i)Each of W. P. Carey and the W. P. Carey Subsidiaries has timely filed all material Tax Returns required to be filed by it (after giving effect to any valid extension to file). Each such Tax Return is true, correct and complete in all material respects. W. P. Carey and each W. P. Carey Subsidiary has paid (or W. P. Carey has paid on its behalf) all material Taxes required to be paid. All material Taxes which W. P. Carey or the W. P. Carey Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and sales, gross receipts and use Taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities within the time period prescribed by Law. The most recent audited financial statements contained in the W. P. Carey SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve in accordance with GAAP for all material Taxes payable by W. P. Carey and the W. P. Carey Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. W. P. Carey and each W. P. Carey Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable. Since December 31, 2017, neither W. P. Carey nor any of the W. P. Carey Subsidiaries has incurred any material liability for

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Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon W. P. Carey or any W. P. Carey Subsidiary. Except as disclosed in Schedule 2.2(j) of the W. P. Carey Disclosure Letter, neither W. P. Carey nor any W. P. Carey Subsidiary is the subject of any material audit, examination or other proceeding in respect of federal, state, local or foreign Taxes; to the Knowledge of W. P. Carey, no material audit, examination or other proceeding in respect of federal, state, local or foreign Taxes involving W. P. Carey or any W. P. Carey Subsidiary is being considered by any Tax authority; and no material audit, examination or proceeding in respect of federal, state, local or foreign Taxes involving W. P. Carey or any W. P. Carey Subsidiary has occurred since December 31, 2017. No deficiencies for any Taxes have been asserted or assessed in writing (or, to the Knowledge of W. P. Carey or any W. P. Carey Subsidiary, proposed) against W. P. Carey or any of the W. P. Carey Subsidiaries, including claims by any taxing authority in a jurisdiction where W. P. Carey or any W. P. Carey Subsidiary does not file Tax Returns but in which any of them is or may be subject to taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no Liens for Taxes upon the assets of W. P. Carey or the W. P. Carey Subsidiaries except for statutory Liens for Taxes not yet due or payable and for which appropriate reserves have been established on their respective financial statements in accordance with GAAP.
(ii)W. P. Carey (A) has been subject to taxation as a REIT within the meaning of the Code and has satisfied the requirements for qualification as a REIT beginning with its taxable year ended December 31, 2016, (B) has operated, and intends to continue to operate, in a manner consistent with the requirements for qualification and taxation as a REIT through the Effective Time and (C) has not taken or omitted to take any action which could reasonably be expected to result in the failure to qualify or continue to qualify as a REIT. Each Subsidiary of W. P. Carey which is a partnership, joint venture or limited liability company has, during the taxable year of W. P. Carey ended December 31, 2016 and at all times thereafter, (A) been classified for federal income Tax purposes as a partnership or treated as a disregarded entity and not as an association taxable as a corporation, or a "publicly traded partnership" within the meaning of Section 7704(b) of the Code, and (B) not owned any assets (including, without limitation, securities) that would cause W. P. Carey to violate Section 856(c)(4) of the Code. During the taxable year of W. P. Carey ended December 31, 2016 and at all times thereafter, each W. P. Carey Subsidiary which is a corporation, and each other issuer of securities in which W. P. Carey holds securities (within the meaning of Section 856(c) of the Code but excluding "straight debt" of issuers as described in Section 856(m) of the Code) having a value of more than 10 percent of the total value, or more than 10 percent of the total voting power, of the outstanding securities of such issuer has been a REIT, a qualified REIT subsidiary under Section 856(i) of the Code or a taxable REIT subsidiary under Section 856(l) of the Code. Neither W. P. Carey nor any W. P. Carey Subsidiary holds any asset (x) the disposition of which would be subject to rules similar to Section 1374 of the Code as announced in IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5, Treasury Regulation Section 1.337(d)-6 or Treasury Regulation Section 1.337(d)-7 or (y) that is subject to a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder.

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(iii)Each of WPC Holdco and Merger Sub is, and has at all times since its formation been treated as, a disregarded entity of W. P. Carey for U.S. federal income tax purposes.
(iv)None of W. P. Carey or any of the W. P. Carey Subsidiaries is (A) subject, directly or indirectly, to any Tax Protection Agreement or (B) in violation of or in default under any Tax Protection Agreement.
(v)Neither W. P. Carey nor any W. P. Carey Subsidiary is a party to any Tax allocation or sharing agreement or has changed any method of accounting for Tax purposes.
(vi)W. P. Carey does not have any liability for the Taxes of any person other than W. P. Carey and the W. P. Carey Subsidiaries, and the W. P. Carey Subsidiaries do not have any liability for the Taxes of any person other than W. P. Carey and the W. P. Carey Subsidiaries, (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, (C) by contract or (D) otherwise.
(vii)Neither W. P. Carey nor any W. P. Carey Subsidiary (x) has requested, received or is subject to any written ruling of a Governmental Entity related to Taxes or has entered into any written and legally binding agreement with a Governmental Entity relating to Taxes, (y) has engaged in any transaction of which it has made (or was required to make) disclosure to any Governmental Entity to avoid the imposition of any penalties related to Taxes, or (z) has participated in any transaction that could give rise to a disclosure obligation as a "listed transaction" under Section 6011 of the Code and the Treasury Regulations thereunder or any similar provision under applicable Law.
(k)Pension and Benefit Plans and Employee Relations. Schedule 2.2(k) of the W. P. Carey Disclosure Letter lists each written material "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (referred to herein as "Pension Plans") or "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), other than as set forth in the W. P. Carey SEC Documents, providing benefits to any current employee, officer or director of W. P. Carey or any of the W. P. Carey Subsidiaries or any entity that is or required under Section 414 of the Code to be treated with W. P. Carey as a single employer (an "ERISA Affiliate") or with respect to which W. P. Carey or any ERISA Affiliate could have any liability that would reasonably be expected to have a W. P. Carey Material Adverse Effect (collectively, the "Benefit Plans"). Each Benefit Plan has been administered in all material respects in accordance with its terms and the applicable requirements of ERISA, the Code and all other applicable Laws. Each Pension Plan intended to be qualified under Section 401(a) of the Code has been the subject of a determination letter from the IRS to the effect that such Pension Plan is so qualified under all currently applicable provisions of Section 401(a) of the Code and, to the Knowledge of W. P. Carey, no circumstances exist that would adversely affect the qualification of any such Pension Plan. No Benefit Plan is subject to Title IV of ERISA. Each Benefit Plan may be amended or terminated in accordance with its terms. Schedule 2.2(k) of the W. P. Carey Disclosure Letter lists each material employment, severance, consulting or other contract or plan with or for the benefit of any officer, director or employee of W. P. Carey or any of the W. P. Carey Subsidiaries containing a "change of control" provision that

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provides for any material payment, additional benefits, vesting or acceleration of benefits or rights or otherwise upon the execution of this Agreement or the consummation of any of the transactions contemplated hereby.
(l)Information Supplied. None of the information supplied or to be supplied by W. P. Carey or Merger Sub in writing for inclusion or incorporation by reference in the Form S-4, the Proxy Statement/Prospectus or in any materials to be delivered by W. P. Carey or Merger Sub to potential financing sources in connection with the transactions contemplated by this Agreement will (i) in the case of the Form S-4, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof or at the time the CPA18 Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (iii) in the case of any materials to be delivered to potential financing sources in connection with the transactions contemplated by this Agreement, at the date such information is delivered, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Form S-4 and the Proxy Statement/Prospectus will (with respect to W. P. Carey, Merger Sub, their respective officers and directors, and the W. P. Carey Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation is made as to statements made or incorporated by reference by CPA18. As of the date of this Agreement, W. P Carey, in the exercise of its duties as advisor to CPA18 pursuant to the CPA18 Advisory Agreement, does not have Knowledge of the existence of any fact, event or circumstance that constitutes a CPA18 Material Adverse Effect.
(m)Intangible Property. W. P. Carey and the W. P. Carey Subsidiaries own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of W. P. Carey and the W. P. Carey Subsidiaries (collectively, the "W. P. Carey Intangible Property"), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect. All of the W. P. Carey Intangible Property is owned or licensed by W. P. Carey or the W. P. Carey Subsidiaries free and clear of any and all Liens, except those that, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect, and neither W. P. Carey nor any such W. P. Carey Subsidiary has forfeited or otherwise relinquished any W. P. Carey Intangible Property which forfeiture has resulted in, individually or in the aggregate, or would reasonably be expected to result in a W. P. Carey Material Adverse Effect. To the Knowledge of W. P. Carey, the use of W. P. Carey Intangible Property by W. P. Carey or the W. P. Carey Subsidiaries does not, in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and there have been no claims made, and neither W. P. Carey nor any of the W. P. Carey Subsidiaries has received any notice of any claims or otherwise has Knowledge of any claims that

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any of the W. P. Carey Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the W. P. Carey Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, would not reasonably be expected to have a W. P. Carey Material Adverse Effect.
(n)Environmental Matters. For purposes of this Agreement, (x) "Environmental Law" means any Law of any Governmental Entity relating to human health, safety or protection of the environment, including, but not limited to, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and (y) "Hazardous Material" means (A) any petroleum or petroleum products, regulated radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, and transformers and other equipment that contain dielectric fluid containing greater than 50 parts per million polychlorinated biphenyls ("PCBs"); or (B) any chemicals, materials, substances or wastes which are defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import, under any applicable Environmental Law. Except as disclosed in Schedule 2.2(n) of the W. P. Carey Disclosure Letter, the W. P. Carey SEC Documents or in the environmental audits/reports listed therein or except as would not reasonably be expected to have a W. P. Carey Material Adverse Effect:
(i)None of W. P. Carey or the W. P. Carey Subsidiaries has received written notice that any administrative or compliance order has been issued that is still in effect, any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Entity with respect to any alleged failure by W. P. Carey or any W. P. Carey Subsidiary to have any permit required under any applicable Environmental Law or with respect to any treatment, storage, recycling, transportation, disposal or "release" (as defined in 42 U.S.C. (S) 9601(22) ("Release")) by W. P. Carey or any W. P. Carey Subsidiary of any Hazardous Material in material violation of any Environmental Law.
(ii)To the Knowledge of W. P. Carey, except in material compliance with applicable Environmental Laws, (A) there are no asbestos-containing materials present on any property owned or operated by W. P. Carey or any W. P. Carey Subsidiary, (B) there are no regulated levels of PCBs present on any property owned or operated by W. P. Carey or any W. P. Carey Subsidiary, and (C) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any property owned or operated by W. P. Carey or any W. P. Carey Subsidiary.
(iii)None of W. P. Carey or any W. P. Carey Subsidiary has received written notice of a claim, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of a Hazardous Material into the environment in material violation of any Environmental Law at any property currently or formerly owned, leased (including ground leases) or operated by W. P. Carey or a W. P. Carey Subsidiary.

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(iv)None of W. P. Carey or any W. P. Carey Subsidiary has received written notice of (A) any Liens arising under or pursuant to any applicable Environmental Law on any W. P. Carey Property or (B) any action taken which could subject any W. P. Carey Property to such Liens. To the Knowledge of W. P. Carey, no such action is in process. W. P. Carey and the W. P. Carey Subsidiaries currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Material at any W. P. Carey Property.
(v)None of W. P. Carey or the W. P. Carey Subsidiaries has transported or arranged for the transportation of any Hazardous Material to any location which, to the Knowledge of W. P. Carey, is the subject of any action, suit or proceeding that could be reasonably expected to result in claims against W. P. Carey or the W. P. Carey Subsidiaries related to such Hazardous Material for clean-up costs, remedial work, damages to natural resources or personal injury claims, including but not limited to claims under CERCLA and the rules and regulations promulgated thereunder.
(vi)W. P. Carey and the W. P. Carey Subsidiaries have made notification of Releases of a Hazardous Material where required by applicable Environmental Law, and no property now or, to the Knowledge of W. P. Carey, previously owned, leased (including ground leases) or operated by W. P. Carey or the W. P. Carey Subsidiaries is listed or, to the Knowledge of W. P. Carey, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Entity where such listing requires active investigation or clean-up.
(vii)W. P. Carey and the W. P. Carey Subsidiaries have not entered into any agreements to provide indemnification to any third-party purchaser pursuant to Environmental Laws in relation to any property or facility previously owned or operated by W. P. Carey and the W. P. Carey Subsidiaries.
(viii)None of W. P. Carey or the W. P. Carey Subsidiaries has in its possession or control any environmental assessment or investigation reports prepared within the last four years that (A) have not been provided to CPA18 prior to the execution of this Agreement and (B) disclose a material environmental condition with respect to the W. P. Carey Properties which is not being addressed or remediated or has not been addressed or remediated or been made the subject of an environmental insurance policy listed in Schedule 2.2(p) of the W. P. Carey Disclosure Letter, except for such reports that reflect the results of an asbestos survey and/or abatement work performed in the ordinary course of renovation or demolition activities.
(o)Properties.
(i)Except as listed in Schedule 2.2(o)(i) of the W. P. Carey Disclosure Letter, W. P. Carey or a W. P. Carey Subsidiary owns fee simple title to or has a valid leasehold interest in, or has an interest (directly or indirectly) in an entity that owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected on the most recent balance sheet of W. P. Carey included in the W. P. Carey SEC Documents (each, a "W. P. Carey Property" and collectively, the "W. P. Carey Properties"), which are all of the real estate properties owned or leased by them, in each case free and clear of Liens except for (1) debt and other matters

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identified on Schedule 2.2(o)(i) of the W. P. Carey Disclosure Letter, (2) inchoate mechanics', workmen's, repairmen's and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (3) mechanics', workmen's and repairmen's Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured, and landlord Liens, (4) all matters (x) disclosed on existing title policies or (y) as would be disclosed on current title reports, legal due diligence reports, landlord waivers, zoning reports or surveys and would not have a material adverse effect on the value or use of the affected property (excluding outstanding indebtedness), (5) real estate Taxes and special assessments not yet due and payable which are being contested in good faith in the ordinary course of business, and (6) Liens that would not cause a material adverse effect on the value or use of the affected property;
(A)except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, the W. P. Carey Properties are not subject to any rights of way, written agreements, Laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, "W. P. Carey Property Restrictions"), except for (1) W. P. Carey Property Restrictions imposed or promulgated by Law with respect to real property, including zoning regulations, which would not reasonably be expected to have a material adverse effect on the value or use of the affected property, (2) landlord liens, easement agreements and all matters disclosed on existing title policies, title reports, legal due diligence reports, landlord waivers, zoning reports or surveys or as would be disclosed on current title policies, title reports, legal due diligence reports, landlord waivers, zoning reports or surveys and which would not reasonably be expected to have a material adverse effect on the value or use of the affected property (excluding outstanding indebtedness) and (3) real estate Taxes and special assessments;
(B)except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of W. P. Carey or a W. P. Carey Subsidiary has received written notice to the effect that there are any (1) condemnation or rezoning proceedings that are pending or, to the Knowledge of W. P. Carey and the W. P. Carey Subsidiaries, threatened, with respect to any material portion of any of the W. P. Carey Properties or (2) zoning, building or similar Laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the W. P. Carey Properties or by the continued maintenance, operation or use of the parking areas located thereon or appurtenant thereto or used in connection therewith;
(C)except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of W. P. Carey or any W. P. Carey Subsidiary has received written notice that it is currently in default or violation of any W. P. Carey Property Restrictions;
(D)except for the owners of the W. P. Carey Properties in which W. P. Carey, any W. P. Carey Subsidiary or any joint venture involving W. P. Carey or the W. P. Carey Subsidiaries has a leasehold interest, no Person (other than W. P. Carey, a W. P. Carey Subsidiary or any joint venture involving W. P. Carey or the W. P. Carey Subsidiaries) has any ownership interest in any of the W. P. Carey Properties; and

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(E)except as listed on Schedule 2.2(o)(i)(E) of the W. P. Carey Disclosure Letter, all equity interests held by W. P. Carey or a W. P. Carey Subsidiary in entities which directly or indirectly own or lease W. P. Carey Properties are so held free and clear of Liens.
(ii)Except, individually or in the aggregate, as would not reasonably be expected to have a W. P. Carey Material Adverse Effect, all properties currently under development or construction by W. P. Carey or the W. P. Carey Subsidiaries and all properties currently under contract for acquisition, sale or transfer, development or commencement of construction as of the date of this Agreement by W. P. Carey and the W. P. Carey Subsidiaries are listed as such in Schedule 2.2(o)(ii) of the W. P. Carey Disclosure Letter.
(iii)Schedule 2.2(o)(iii) of the W. P. Carey Disclosure Letter lists (1) all agreements existing as of the date of this Agreement to which W. P. Carey or any W. P. Carey Subsidiary is a party providing (x) for the sale of, or option to sell, any W. P. Carey Property or the purchase of, or option to purchase, by W. P. Carey or any W. P. Carey Subsidiary, on the one hand, or the other party thereto, on the other hand, any real estate not yet consummated as of the date hereof or (y) all rights of first offer and rights of first refusal with regard to any W. P. Carey Properties and (2) all tenants of W. P. Carey Properties who have been granted early termination rights with respect to their lease obligations.
(p)Insurance. Schedule 2.2(p) of the W. P. Carey Disclosure Letter sets forth a complete list as of the date of this Agreement of all insurance policies (but excluding title insurance policies) which W. P. Carey or any W. P. Carey Subsidiary maintains with respect to its respective businesses or properties. W. P. Carey has not been informed that any such policies are not in full force and effect in all material respects, as of the date of this Agreement. All premiums due and payable by W. P. Carey or any W. P. Carey Subsidiary thereof under each such policy obtained by W. P. Carey or any W. P. Carey Subsidiary have been paid.
(q)Brokers. Except for the fees and expenses payable to BofA Securities, Inc. and Wells Fargo Securities, LLC (which fees have been disclosed to CPA18 and which shall not increase between the date of this Agreement and the Closing Date), no broker, investment banker or other Person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of W. P. Carey or any W. P. Carey Subsidiary.
(r)Investment Company Act of 1940. Neither W. P. Carey nor any of the W. P. Carey Subsidiaries is, or after giving effect to the transactions contemplated by this Agreement will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.
(s)Contracts.
(i)Except as set forth in Schedule 2.2(s)(i) of the W. P. Carey Disclosure Letter or in the W. P. Carey SEC Documents, each W. P. Carey Material Contract is valid, binding and enforceable in accordance with its terms and in full force and effect with respect to W. P. Carey and the W. P. Carey Subsidiaries, as applicable, and, to the Knowledge of W. P. Carey, each of the other parties thereto, except where such failure to be so valid, binding and

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enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a W. P. Carey Material Adverse Effect, and there are no defaults (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default) under any W. P. Carey Material Contract by W. P. Carey or any W. P. Carey Subsidiary, or, to the Knowledge of W. P. Carey, any of the other parties thereto, except for those defaults that would not, individually or in the aggregate, reasonably be expected to have a W. P. Carey Material Adverse Effect. For purposes of this Agreement, "W. P. Carey Material Contracts" shall mean (A) any partnership, limited liability company or joint venture agreement between W. P. Carey or any W. P. Carey Subsidiary, on the one hand, and a third party, on the other hand, (B) any capitalized lease obligations and other indebtedness to any Person, other than individual items of indebtedness in a principal amount less than $50,000,000, (C) each material commitment, contractual obligation, borrowing, capital expenditure or transaction entered into by W. P. Carey or any W. P. Carey Subsidiary which may result in total payments by or liability of W. P. Carey or any W. P. Carey Subsidiary in excess of $50,000,000, (D) any other agreements filed or required to be filed as exhibits to the W. P. Carey SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations, (E) any interest rate cap, interest rate collar, interest rate swap, currency hedging transaction and any other agreement relating to a similar transaction to which W. P. Carey or any W. P. Carey Subsidiary is a party or an obligor with respect thereto, (F) the lease agreements between W. P. Carey and each of its five largest tenants measured by lease revenue, and (G) any agreement, commitment, instrument or obligation of a type described in Sections 2.2(s)(ii) through 2.2(s)(iv); in each case including all amendments, modifications and supplements to such W. P. Carey Material Contracts and all side letters to which W. P. Carey or any W. P. Carey Subsidiary is a party affecting the obligations of any party thereunder.
(ii)The Merger and the other transactions contemplated by the Transaction Documents will not trigger any due-on-sale provision on any mortgages that, individually or in the aggregate, would reasonably be expected to have a W. P. Carey Material Adverse Effect, except as set forth in Schedule 2.2(s)(ii) of the W. P. Carey Disclosure Letter.
(iii)Except for those agreements set forth in Schedule 2.2(s)(iii) of the W. P. Carey Disclosure Letter or agreements in which W. P. Carey agrees not to sell a W. P. Carey Property to a competitor of the W. P. Carey Property's current tenant, there are no non-competition agreements or other contracts or agreements that contain covenants that restrict W. P. Carey's or any W. P. Carey Subsidiary's ability to conduct its business in any location or present a material restriction on the conduct of the business of W. P. Carey or the W. P. Carey Subsidiaries.
(iv)Except as set forth in Schedule 2.2(s)(iv) of the W. P. Carey Disclosure Letter, there are no indemnification agreements entered into by and between W. P. Carey and any director or officer of W. P. Carey or any of the W. P. Carey Subsidiaries, other than in respect of independent directors as may be required in connection with financing the W. P. Carey Properties.
(t)Related Party Transactions. Except as expressly described in the W. P. Carey SEC Documents or as set forth in Schedule 2.2(t) of the W. P. Carey Disclosure Letter, there are no material arrangements, agreements or contracts entered into by W. P. Carey or any of the W. P. Carey Subsidiaries, on the one hand, and any Person who is an officer, director or Affiliate

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of W. P. Carey or any W. P. Carey Subsidiary, any relative of the foregoing or an entity of which any of the foregoing is an Affiliate, on the other hand. Copies of any such documents have been previously provided to CPA18.
(u)Opinion of W. P. Carey Financial Advisor. The W. P. Carey Board has received the opinion of BofA Securities, Inc., to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the Exchange Ratio provided for in the transaction, taking into account the Cash Component to be paid by W. P. Carey in the transaction, is fair from a financial point of view to W. P. Carey. Solely to the extent legally required, a copy of such opinion will be made available to CPA18 solely for informational purposes. W. P. Carey has been advised that BofA Securities, Inc. will permit the inclusion of the opinion in its entirety and, subject to prior review and consent by BofA Securities, Inc., a reference to the opinion in the Form S-4 and the Proxy Statement/Prospectus.
ARTICLE III
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER
Section 3.1Conduct of Business by CPA18.
(a)During the period from the date of this Agreement to the Effective Time, CPA18 shall, and shall cause each of the CPA18 Subsidiaries to, use all commercially reasonable efforts to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with applicable Law and, to the extent consistent herewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and CPA18's qualification as a REIT within the meaning of the Code; provided that the parties hereto agree that CPA18 shall have no liability for any breach of covenants set forth in this Section 3.1 to the extent due to actions or inactions of W. P. Carey or any W. P. Carey Subsidiary in its capacity as advisor to CPA18 pursuant to the CPA18 Advisory Agreements. CPA18 will promptly notify W. P. Carey of any litigation involving CPA18 having, to the Knowledge of CPA18, a reasonable likelihood of potential liability to CPA18 or any of the CPA18 Subsidiaries in excess of $2,500,000 or any complaint, investigation or hearing, of which CPA18 has Knowledge, by a Governmental Entity involving CPA18 or any of the CPA18 Subsidiaries, other than with respect to any such matter which W. P. Carey or any W. P. Carey Subsidiary was notified prior to the notification of the independent directors of CPA18.
(b)Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with Section 6.1 and the Effective Time, except (i) as disclosed on Schedule 3.1(b) of the CPA18 Disclosure Letter, (ii) as otherwise contemplated by, or necessary to carry out the transactions described in, this Agreement or (iii) to the extent consented to by W. P. Carey, which consent shall not be unreasonably withheld, conditioned or delayed, CPA18 and any of the CPA18 Subsidiaries shall not engage in, authorize or agree to any of the following:

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(i)amend the CPA18 Charter or CPA18 Bylaws, except as required by this Agreement and the other Transaction Documents or required by applicable Law;
(ii)exempt any Person, other than W. P. Carey and Merger Sub or any of their Affiliates or Subsidiaries or, if applicable, and subject to the provisions of Section 4.5, any Person that enters into an Alternative Acquisition Agreement with CPA18 or any CPA18 Subsidiary, from any limits or restrictions contained in the CPA18 Charter or CPA18 Bylaws with respect to the ownership of any equity securities of CPA18;
(iii)except as otherwise expressly contemplated by this Agreement, merge, consolidate or enter into any other similar extraordinary corporate transaction with any Person; acquire or agree to acquire (by merger, consolidation or acquisition) any corporation, partnership or other entity; or purchase any equity interest in, or all or substantially all of the assets of, any Person or any division or business thereof;
(iv)make or rescind any express or deemed election relating to Taxes (unless CPA18 reasonably determines after consultation with W. P. Carey that such action is required by Law or necessary to preserve CPA18's qualification as a REIT or the tax classification of any other CPA18 Subsidiary which files Tax Returns as a partnership for federal Tax purposes, in which event CPA18 shall make such election in a timely manner); provided that nothing in this Agreement shall preclude CPA18 from designating dividends paid by it as "capital gain dividends" within the meaning of Section 857 of the Code, with the prior written consent of W. P. Carey, which will not be unreasonably withheld;
(v)(A) change in any material respect that is adverse to CPA18 any of its methods, principles or practices of accounting (including any method of accounting for Tax purposes) in effect, (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises relating to Taxes on real property or sales Taxes in an amount not to exceed, individually or in the aggregate, $2,000,000, or (C) change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2021, except as to clauses (A) and (B) as may be required by the SEC, applicable Law or GAAP;
(vi)authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of CPA18;
(vii)enter into, assume or acquire any asset subject to any Tax Protection Agreement;
(viii)take any action or fail to take any action that could reasonably be expected to prevent, materially delay or materially impede the ability of the parties to consummate the Merger or that could reasonably be expected to prevent or impede the Merger from being governed by Section 368(a) of the Code pursuant to this Agreement and the Proxy Statement/Prospectus;
(ix)issue, deliver, sell, grant, pledge or encumber, or agree to issue, deliver, sell, grant, pledge or encumber, any stock, Voting Debt or other voting securities or equity

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securities of CPA18 or any CPA18 Subsidiary, any option or other material right in respect of any CPA18 Common Stock or capital stock, any other voting or redeemable securities of CPA18 or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or redeemable securities, including, for the avoidance of doubt, pursuant to CPA18's existing dividend reinvestment program or in payment of fees to W. P. Carey or its any of its Subsidiaries or any of the directors of CPA18;
(x)make any election to be subject to, or rescind any waiver or exemption relating to W. P. Carey under, any Takeover Statute or approve or otherwise determine that the CPA18 Stockholders are or shall be entitled to exercise any rights of an objecting stockholders provided for under Title 3, Subtitle 2 of the MGCL (or any successor provision) with respect to all or any classes or series of capital stock of CPA18 with respect to the Merger or the other transactions contemplated by this Agreement or the other Transaction Documents;
(xi)declare, set aside or pay any dividends on, or make any other distributions in respect of, CPA18 Common Stock or stock or other equity interests in any CPA Subsidiary that is not directly or indirectly wholly owned by CPA18, except (1) the authorization and payment of regular quarterly dividends that are consistent with past practices and (2) the authorization and payment of any dividend or distribution necessary for CPA18 to maintain its qualification as a REIT under Section 856 of the Code and to avoid the imposition of income and excise taxes under Sections 857 and 4981 of the Code, including, for the avoidance of doubt, the authorization and payment of one more dividends equal to all of CPA18's undistributed (i) real estate investment trust taxable income for such taxable year determined in accordance with Section 857(b) of the Code (without regard to the dividends paid deduction) and (ii) net income from foreclosure property (over the tax imposed on such income), if any, within the meaning of Section 857 of the Code; or
(xii)authorize, commit or agree to take, or take any action inconsistent with, any of the foregoing.
Section 3.2Conduct of Business by W. P. Carey.
(a)During the period from the date of this Agreement to the Effective Time, W. P. Carey shall, and shall cause each of the W. P. Carey Subsidiaries to, (i) use all commercially reasonable efforts to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with applicable Law and, to the extent consistent herewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and W. P. Carey's qualification as a REIT within the meaning of the Code, and (ii) in its capacity as advisor pursuant to the CPA18 Advisory Agreements, not cause CPA18 and the CPA18 Subsidiaries to take any actions or fail to take any actions, as a result of which actions or failure to take actions CPA18 would be unable to satisfy the conditions set forth in Section 5.2 or would be in breach of this Agreement. W. P. Carey will promptly notify CPA18 of any litigation involving either W. P. Carey having, to the Knowledge of W. P. Carey, a reasonable likelihood of potential liability to W. P. Carey or any of the W. P. Carey Subsidiaries in excess of $20,000,000 or any complaint, investigation or hearing, of which W. P. Carey has Knowledge, by a Governmental Entity involving W. P. Carey or any of the W. P. Carey Subsidiaries.

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(b)Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 6.1, except (i) as disclosed on Schedule 3.2(b) of the W. P. Carey Disclosure Letter, (ii) as otherwise contemplated by, or necessary to carry out the transactions described in, this Agreement, or (iii) to the extent consented to by the CPA18 Special Committee, which consent shall not be unreasonably withheld, conditioned or delayed, neither W. P. Carey nor any of the W. P. Carey Subsidiaries shall engage in, authorize or agree to any of the following:
(i)(A) declare, set aside or pay any dividends on, or make any other distributions in respect of, W. P. Carey Common Stock or stock or other equity interests in any W. P. Carey Subsidiary that is not directly or indirectly wholly-owned by W. P. Carey, except (1) the authorization and payment of regular quarterly cash dividends that are consistent with, and have record and payment dates that are consistent with, past practices and (2) the authorization and payment of any cash dividend or cash distribution necessary for W. P. Carey to maintain its qualification as a REIT under Section 856(c) of the Code, in each case with respect to the W. P. Carey Common Stock; provided that W. P. Carey shall notify CPA18 of the proposed record date for any such distribution prior to such date, (B) split, combine, adjust or reclassify any W. P. Carey Common Stock, or (C) other than as permitted under Section 4.10, purchase, redeem or otherwise acquire any W. P. Carey Common Stock or any options, warrants or rights to acquire, or security convertible into, W. P. Carey Common Stock;
(ii)make any rights offering or issue, deliver, or sell, or agree to issue, deliver, or sell, to the W. P. Carey Stockholders any rights, warrants or options to acquire, further W. P. Carey Common Stock or capital stock, voting securities or convertible or redeemable securities, except pursuant to W. P. Carey's distribution reinvestment plan, without the consent of CPA18;
(iii)directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of properties or assets representing more than 5%, individually or in the aggregate, of the total carrying value of the consolidated real property assets of W. P. Carey (excluding the assets of CPA18) as of December 31, 2021, other than in the ordinary course of business;
(iv)amend the W. P. Carey Charter or W. P. Carey Bylaws or any provision of the comparable charter or organizational documents of any of the W. P. Carey Subsidiaries, except as required by this Agreement or applicable Law;
(v)amend the Merger Sub Articles of Organization or Merger Sub Operating Agreement, except as contemplated in the Form S-4 and the Proxy Statement/Prospectus (which actions contemplated therein (other than any administrative or ministerial actions in furtherance thereof) shall require the prior consent by the CPA18 Special Committee, which consent may be withheld, delayed or conditioned at the sole discretion of the CPA18 Special Committee) or as required by this Agreement or applicable Law;
(vi)merge, consolidate or enter into any other similar extraordinary corporate transaction with any Person; acquire, agree to acquire or agree to be acquired by (by merger, consolidation or acquisition) any corporation, partnership or other entity; or purchase any

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equity interest in, or assets of, any Person or any division or business thereof, other than in connection with its acquisitions of properties in the ordinary course of business;
(vii)incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other Person, except (x) pursuant to W. P. Carey's credit facilities that are currently in place as of the date hereof; (y) in the ordinary course of business consistent with past practice; or (z) in connection with the offering, issuance, or sale of any bonds or other indebtedness (in each instance, that does not constitute Voting Debt) in the public markets; provided that after giving effect to any incurrence of indebtedness described in clauses (x), (y) or (z), it is not reasonably likely that W. P. Carey's corporate credit rating will be downgraded by either Standard & Poors or Moody's Investors Service.
(viii)(A) change in any material respect that is adverse to W. P. Carey any of its methods, principles or practices of accounting (including any method of accounting for Tax purposes) in effect, (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises relating to Taxes on real property or sales Taxes in an amount not to exceed, individually or in the aggregate, $20,000,000, or (C) change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2021, except as to clauses (A) and (B) as may be required by the SEC, applicable Law or GAAP;
(ix)waive, release, assign, settle or compromise any pending or threatened litigation, action or claim, including any shareholder derivative or class action claims other than settlements or compromises for litigation providing solely for the payment of money damages where the amount paid (after reduction by any insurance proceeds actually received or appropriate credits are applied from self-insurance reserves), in settlement or compromise, exceeds, individually or in the aggregate, $10,000,000, except where such settlement or compromise provides for a complete release of W. P. Carey and each applicable W. P. Carey Subsidiary for all claims and which do not provide for any admission of liability by W. P. Carey or any W. P. Carey Subsidiary;
(x)amend or terminate, or waive compliance with the terms of or breaches under, any W. P. Carey Material Contract if, after giving effect to the Merger, such amendment, termination or waiver would have a W. P. Carey Material Adverse Effect;
(xi)authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution or consolidation, restructuring or recapitalization of W. P. Carey, Merger Sub or any W. P. Carey Subsidiary (except, in the case of a W. P. Carey Subsidiary, either in the ordinary course of business consistent with past practice or as contemplated in the Form S-4 and the Proxy Statement/Prospectus (which actions contemplated therein (other than any administrative or ministerial actions in furtherance thereof) shall require the prior consent by the CPA18 Special Committee, which consent may be withheld, delayed or conditioned at the sole discretion of the CPA18 Special Committee);

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(xii)take any action or fail to take any action that could reasonably be expected to prevent, materially delay or materially impede the ability of the parties to consummate the Merger or that could reasonably be expected to prevent or impede the Merger from being governed by Section 368(a) of the Code pursuant to this Agreement and the Proxy Statement/Prospectus; or
(xiii)authorize, commit or agree to take, or take any action inconsistent with, any of the foregoing.
Section 3.3No Control of Other Party's Business. Nothing contained in this Agreement shall give CPA18, directly or indirectly, the right to control or direct W. P. Carey's or any W. P. Carey Subsidiary's operations prior to the Effective Time, and nothing contained in this Agreement shall give W. P. Carey or Merger Sub, directly or indirectly (other than in connection with and pursuant to the CPA18 Advisory Agreements), the right to control or direct CPA18's or any CPA18 Subsidiary's operations prior to the Effective Time. Prior to the Effective Time, each of CPA18 and W. P. Carey shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.
ARTICLE IV
ADDITIONAL COVENANTS
Section 4.1Preparation of the Form S-4 and the Proxy Statement/Prospectus; CPA18 Stockholder Meeting.
(a)As soon as practicable following the date of this Agreement, (i) CPA18 shall prepare and file with the SEC preliminary proxy materials, and any amendments or supplements thereto, which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the CPA18 Stockholders at the CPA18 Stockholder Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the "Proxy Statement/Prospectus"), and (ii) W. P. Carey shall prepare and file with the SEC the Registration Statement on Form S-4, with respect to the Stock Issuance (the "Form S-4"), in which the Proxy Statement/Prospectus will be included as a prospectus. The Form S-4 and the Proxy Statement/Prospectus shall comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act. The parties shall cooperate fully with each other in the preparation of the Form S-4 and the Proxy Statement/Prospectus and shall furnish each other with all information reasonably requested by the other for inclusion therein or otherwise in respect thereof. Each of CPA18 and W. P. Carey shall use all reasonable best efforts to have the Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after filing such materials with the SEC and to keep the Form S-4 effective as long as necessary to consummate the Merger. The parties shall promptly provide copies to each other, consult with each other and jointly prepare written responses with respect to any written comments received from the SEC with respect to the Form S-4 and the Proxy Statement/Prospectus and promptly advise the other party of any oral comments received from the SEC. The parties shall cooperate and provide each other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and Form S-4 prior to filing such materials with the SEC and will provide each other a copy of all such filings

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made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld, conditioned or delayed. CPA18 shall its reasonable best efforts to cause the Proxy Statement/Prospectus and all other customary proxy or other materials for meetings such as the CPA18 Stockholder Meeting to be mailed to the CPA18 Stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. CPA18 shall comply in all respects with the requirements of the Exchange Act and the Securities Act applicable to the Proxy Statement/Prospectus and the solicitation of proxies for the CPA18 Stockholder Meeting. W. P. Carey shall also take any action required to be taken under any applicable state securities Laws in connection with the Stock Issuance (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process), and CPA18 shall furnish all information concerning CPA18 and the CPA18 Stockholders as may be reasonably requested by W. P. Carey in connection with any such action.
(b)CPA18 shall, in accordance with applicable Law, the CPA18 Charter and the CPA18 Bylaws, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the CPA18 Stockholder Meeting solely for the purposes of obtaining the CPA18 Stockholder Approval and, subject to the provisions of Section 4.5, shall, through the CPA18 Board, recommend to the CPA18 Stockholders the approval of the Merger. Subject to the foregoing, CPA18 shall use its reasonable best efforts to obtain the CPA18 Stockholder Approval as promptly as practicable.
(c)If at any time prior to the Effective Time any information with respect to W. P. Carey, Merger Sub or any other W. P. Carey Subsidiary (including their respective officers and directors or any W. P. Carey Subsidiary) shall be discovered or any event shall occur that in the determination of W. P. Carey is required to be described in an amendment of or a supplement to the Proxy Statement/Prospectus or the Form S-4, W. P. Carey shall notify CPA18 thereof and such event shall be so described. Any such amendment or supplement shall be promptly filed with the SEC, and such amendment or supplement shall comply in all material respects with all provisions of applicable Law.
(d)If at any time prior to the Effective Time any information with respect to CPA18 (including its officers and directors and any of the CPA18 Subsidiaries) shall be discovered or any event shall occur that in the determination of CPA18 is required to be described in an amendment of or a supplement to the Proxy Statement/Prospectus or the Form S-4, CPA18 shall notify W. P. Carey thereof and such event shall be so described. Any such amendment or supplement shall be promptly filed with the SEC and, as and to the extent required by Law, disseminated to the CPA18 Stockholders, and such amendment or supplement shall comply in all material respects with all provisions of applicable Law.
(e)The foregoing actions are subject to compliance with applicable Law and the other terms of this Agreement.
(f)If, on the date of the CPA18 Stockholder Meeting, CPA18 has not received proxies representing a sufficient number of shares of CPA18 Common Stock to approve the Merger, CPA18 shall adjourn the CPA18 Stockholder Meeting until such date as shall be mutually

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agreed upon by CPA18 and W. P. Carey, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the CPA18 Stockholder Approval.
Section 4.2Reasonable Best Efforts.
(a)Upon the terms and subject to the conditions set forth in this Agreement and compliance with applicable Law and the other terms of this Agreement, each of W. P. Carey, Merger Sub and CPA18 agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party or its Subsidiaries pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Transaction Documents, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemptions from non-governmental third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In addition, each of W. P. Carey, Merger Sub and CPA18 agrees to use its reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger, this Agreement or the transactions contemplated by the Transaction Documents, including seeking to have any stay, temporary restraining order, injunction, or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction Documents entered by any court or other Governmental Entity vacated or reversed. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of CPA18, W. P. Carey and Merger Sub shall take all such necessary action. From the date of this Agreement through the Effective Time, CPA18 shall timely file, or cause to be filed, with the SEC all CPA18 SEC Documents required to be so filed.
(b)Each of CPA18, W. P. Carey and Merger Sub shall give prompt notice to each other party if (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that the delivery of any notice pursuant to Section 4.2(a) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 5.2(b) or 5.3(b), as the case may be.
Section 4.3Fees and Distributions Payable to W. P. Carey and its Affiliates.
(a)In connection with the Merger and the other transactions contemplated hereby (and not any CPA18 Competing Transaction), and conditioned upon the closing of the

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Merger and the other transactions contemplated hereby, W. P. Carey hereby waives, on behalf of itself and its Affiliates, all rights to receive any and all Advisor Closing Amounts to which W. P. Carey and any of its Affiliates may be entitled in connection with the Closing and the other transactions contemplated hereby. In addition, the parties agree that no Disposition Fees shall be payable by CPA18 to W. P. Carey and its Affiliates in respect of the consummation of the Merger and the other transactions contemplated hereby.
(b)The parties agree that the waiver of Advisor Closing Amounts set forth in Section 4.3(a) is conditioned on the consummation of the Closing, and in the event that the Merger and the other transactions contemplated hereby are not consummated and this Agreement is terminated in accordance with Section 6.1, subject to the CPA18 Termination Fee Credit described in the following sentence, none of W. P. Carey or any of its Affiliates hereby waives any Advisor Closing Amounts or Disposition Fees. Notwithstanding the foregoing, if (i) this Agreement is terminated in accordance with either Section 6.1(g) or Section 6.1(h), (ii) a CPA18 Termination Fee is actually paid in accordance with Section 6.2(d), and (iii) the Advisor Closing Amounts become payable as a result of the consummation of a CPA18 Superior Competing Transaction, then (I) an amount equal to the CPA18 Termination Fee Credit shall be credited against the Advisor Closing Amounts payable to W. P. Carey and its Affiliates and (II) no Disposition Fees that would otherwise be payable in respect of the consummation of a CPA18 Superior Competing Transaction shall be payable to W. P. Carey and its Affiliates. Notwithstanding anything contained herein, in the CPA18 LP Agreement or otherwise, the CPA18 Termination Fee Credit shall be the only credit against the Advisory Closing Amounts, and the CPA18 Termination Fee Credit provided for in this Section 4.3(b) supersedes, and is in lieu of, any credit provided for in Section 11.7 of the CPA18 LP Agreement.
(c)Concurrently with and conditioned upon the consummation of the Closing or the closing of any CPA18 Superior Competing Transaction (and provided that CPA18 has paid W. P. Carey and its Affiliates the CPA18 Termination Fee and the Advisory Closing Amounts to the extent required under this Agreement), the Amended and Restated Advisory Agreement dated as of January 1, 2015, among CPA18, CPA18 LP and CAM (as amended by that certain First Amendment to Amended and Restated Advisory Agreement dated as of January 30, 2018, and that certain Second Amendment to Amended and Restated Advisory Agreement dated as of May 11, 2020, the "Advisory Agreement"), and the Amended and Restated Asset Management Agreement dated as of May 13, 2015, among CPA18, CPA18 LP and Foreign Subsidiary (as amended, the "Asset Management Agreement" and together with the Advisory Agreement, the "CPA18 Advisory Agreements"), shall automatically terminate without any action by any of the parties thereto and without any requirement for prior notice. In addition, if (i) this Agreement is terminated in accordance with either Section 6.1(g) or Section 6.1(h), (ii) a CPA18 Termination Fee is actually paid in accordance with Section 6.2(d), and (iii) the Advisor Closing Amounts become payable as a result of the consummation of a CPA18 Superior Competing Transaction, then the Call Right (as such term is defined in the CPA18 LP Agreement) shall be deemed exercised by CPA18 LP, and the payment of the Special GP Amount (after giving effect to the CPA18 Termination Fee Credit) shall be deemed to satisfy in full all amounts owed and payable to W. P. Carey and its Affiliates at the closing of the CPA18 Superior Competing Transaction pursuant to Section 11.7 of the CPA18 LP Agreement.

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(d)The parties agree that W. P. Carey and its Affiliates shall continue to be entitled to receive any and all fees and distributions accrued, pursuant to the CPA18 Advisory Agreements and the CPA18 LP Agreement (collectively, the "Advisor Accrued Amounts"), prior to the Closing or the closing of any CPA18 Competing Transaction. Advisor Accrued Amounts shall exclude Advisor Closing Amounts and Disposition Fees that the parties have agreed in Section 4.3(b) or (c) shall not be payable thereunder.
(e)Each of CAM, Foreign Subsidiary, Merger Sub and the Special General Partner agrees to be bound by the provisions of this Section 4.3.
Section 4.4Tax Treatment; Cooperation.
(a)CPA18 shall prepare or cause to be prepared, and file or cause to be filed, on a timely basis all Tax Returns and amendments thereto required to be filed prior to the Closing Date (after electing all available automatic extensions of time to file such Tax Returns) by CPA18 or any of the CPA18 Subsidiaries, in a manner consistent with past practice (unless an alternative manner is required to avoid imposition of any penalties, fines or additions to Tax). Prior to filing any such Tax Returns, CPA18 shall deliver draft copies (together with supporting documentation, including Tax Return work papers) to W. P. Carey for W. P. Carey's review and comment, and CPA18 shall accept all reasonable comments of W. P. Carey with respect to such Tax Returns. CPA18 shall pay all Taxes required to be paid by CPA18 prior to the Effective Time. W. P. Carey shall have a reasonable period of time (but in no event less than 30 days) to review and comment on such Tax Returns and amendments prior to filing. If the parties do not agree on the draft Tax Returns or amendments, the parties shall hire a nationally recognized accounting firm reasonably acceptable to CPA18 and W. P. Carey to prepare the contested Tax Returns or amendments.
(b)CPA18 will take all necessary actions, including but not limited to making sufficient distributions prior to Closing if needed, to assure that CPA18 will qualify as a REIT for its Tax year ending on the Closing Date. During the period from the date of this Agreement to the Effective Time, CPA18 shall, and shall cause each CPA18 Subsidiary to, facilitate all reasonable requests of W. P. Carey with respect to the maintenance of CPA18's REIT qualification.
(c)Merger Sub, W. P. Carey and CPA18 shall report the Merger for U.S. federal income tax purposes and all relevant state and local income tax purposes as a reorganization governed by Section 368(a)(1) of the Code, unless otherwise required by Law or administrative action, and shall comply with any applicable Tax reporting requirements.
(d)The parties agree to use their commercially reasonable efforts in order to structure the transactions contemplated by the Form S-4 and the Proxy Statement/Prospectus, as mutually agreed by the parties, in a manner so as to reduce transfer taxes and other governmental charges related to the matters described therein.
Section 4.5Solicitation of Transactions.
(a)Notwithstanding anything to the contrary contained in this Agreement, during the period beginning upon February 28, 2022, and continuing until 11:59 p.m. (New York City time) on March 30, 2022 (the "Solicitation Period End Date"), CPA18, acting directly or indirectly through any of its officers, directors, investment advisors, agents, investment bankers,

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financial advisors, attorneys, accountants, brokers, finders, representatives or controlled Affiliates of CPA18 or any CPA18 Subsidiary shall have the right to directly or indirectly (i) initiate, solicit, induce, cause, encourage and facilitate any CPA18 Competing Transaction, including by way of providing access to the properties, offices, assets, books, records and personnel of CPA18 and any CPA18 Subsidiary and furnishing non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, however, that any such non-public information shall, to the extent not previously provided to W. P. Carey, Merger Sub or their respective representatives, be provided to W. P. Carey or Merger Sub prior to or substantially concurrently with it being provided to any Person given such access, (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any CPA18 Competing Transaction, or any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a CPA18 Competing Transaction or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any CPA18 Competing Transaction and (iii) grant a waiver under any standstill, confidentiality or similar agreement entered into by CPA18 to the extent necessary to allow the other party thereto to submit any CPA18 Competing Transaction or inquire, propose or make an offer that may lead to a CPA18 Competing Transaction to the CPA18 Special Committee in compliance with this Section 4.5. W. P. Carey agrees that neither it nor any Affiliate of W. P. Carey shall, and that it shall use its reasonable best efforts to cause its and their respective representatives not to, participate in discussions with (other than at the request of the CPA18 Special Committee), any person that it knows has made, or is considering or participating in discussions or negotiations with CPA18 or its representatives regarding, a CPA18 Competing Transaction: provided, however, that nothing in this sentence shall prohibit or restrict W. P. Carey from making or conducting public communications or solicitations regarding a CPA18 Competing Transaction or the transactions contemplated by this Agreement.
(b)Except (i) as expressly permitted by this Section 4.5, or (ii) with respect to any Exempted Person until receipt of the CPA18 Stockholder Approval, from the Solicitation Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 6.1, CPA18, acting directly or indirectly through any of its officers, directors, investment advisors, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders, representatives or controlled Affiliates of CPA18 or any CPA18 Subsidiary, shall cease and cause to be terminated any solicitation, discussion or negotiation with any Persons with respect to any CPA18 Competing Transaction and request the immediate return or destruction of all confidential information previously furnished. Except as specifically provided in this Section 4.5, from the Solicitation Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 6.1, CPA18, acting directly or indirectly through any of its officers, directors, investment advisors, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives, or any controlled Affiliates of CPA18 or any CPA18 Subsidiary, shall not (i) initiate, solicit, propose, cause (including by providing information) or take any action designed to, or which would reasonably be expected to, facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a CPA18 Competing Transaction, other than with respect to any Exempted Person, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning, CPA18 or any CPA18 Subsidiary, including their properties, books and records, to any Person (other than with respect to any Exempted Person) relating to, or otherwise cooperate with, any CPA18 Competing Transaction or

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any proposal or offer that would reasonably be expected to lead to a CPA18 Competing Transaction, (iii) approve, publicly endorse, publicly recommend or enter into any CPA18 Competing Transaction or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement with respect to any CPA18 Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 4.5) (an "Alternative Acquisition Agreement"), (iv) publicly propose, agree or publicly announce an intention to take any of the foregoing actions, (v) take any action to make the provisions of any Takeover Statute inapplicable to any transaction contemplated by a CPA18 Competing Transaction, other than with respect to any Exempted Person until receipt of the CPA18 Stockholder Approval, or (vi) except to the extent waived pursuant to Section 4.5(a)(iii) above and with respect to any Exempted Person until receipt of the CPA18 Stockholder Approval, terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by CPA18 in respect of or in contemplation of a CPA18 Competing Transaction. The foregoing will not prevent CPA18 from, after the end of the Solicitation Period End Date, (x) communicating with a prospective acquirer to request clarification of the terms and conditions of a possible CPA18 Competing Transaction so as to determine whether such CPA18 Competing Transaction could reasonably be expected to lead to a CPA18 Superior Competing Transaction or (y) providing non-public information about CPA18 or any CPA18 Subsidiary (subject to an Acceptable Confidentiality Agreement) to, and engaging in discussions and negotiations regarding a possible CPA18 Competing Transaction with, a prospective acquirer in response to a proposal or offer that could reasonably be expected to lead to a CPA18 Competing Transaction, in either instance, which CPA18 received prior to the Solicitation Period End Date, or which CPA18 receives after the Solicitation Period End Date that did not result in whole or in part from a breach of this Section 4.5(b), and which the CPA18 Special Committee determines in good faith after consultation with its independent financial advisor and outside legal counsel, would result (if consummated in accordance with its terms) in, or is reasonably likely to result in, a CPA18 Superior Competing Transaction.
(c)Except as expressly provided by Section 4.5(d), at any time after the date hereof, the CPA18 Special Committee shall not (i) (A) publicly withhold or withdraw (or qualify or modify in a manner adverse to W. P. Carey or Merger Sub), or publicly propose to withhold or withdraw (or qualify or modify in a manner adverse to W. P. Carey or Merger Sub), its recommendation of this Agreement and the Merger or otherwise publicly repudiate the adoption, approval, recommendation or declaration of advisability by the CPA18 Special Committee of this Agreement, the Merger or the other transactions contemplated hereby, (B) adopt, approve, publicly declare advisable or recommend or publicly propose to adopt, approve, declare advisable or recommend any CPA18 Competing Transaction, (C) allow its recommendation of this Agreement and the Merger to be excluded from the Proxy Statement/Prospectus, (D) fail to recommend against any CPA18 Competing Transaction within ten (10) Business Days after such CPA18 Competing Transaction is publicly announced, or (E) if a tender or exchange offer relating to equity securities of CPA18 is commenced by a Person unaffiliated with W. P. Carey, fail to send to the CPA18 Stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) Business Days after such tender or exchange offer is first published, a statement disclosing that the CPA18 Special Committee recommends rejection of such tender or exchange offer (any action described in clauses (A), (B), (C), (D) or (E), an "Adverse Recommendation Change"),

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or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or cause or permit CPA18 or any CPA18 Subsidiary to execute or enter into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 4.5).
(d)Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to receipt of the CPA18 Stockholder Approval, the CPA18 Special Committee shall be permitted to either (i) terminate this Agreement in order to enter into an Alternative Acquisition Agreement with respect to a CPA18 Superior Competing Transaction, subject to compliance with Section 6.1(g) and Section 6.2, or (ii) effect an Adverse Recommendation Change, in each instance, if and only if (A) the CPA18 Special Committee has received a CPA18 Competing Transaction (whether or not from an Exempted Person) that, in the good faith determination of the CPA18 Special Committee, after consultation with its financial advisor and outside legal counsel, constitutes a CPA18 Superior Competing Transaction, after having complied with this Section 4.5(d), and (B) with respect to any Person who is not an Exempted Person, the CPA18 Special Committee determines in good faith, after consultation with outside legal counsel, that a failure to take such action would be inconsistent with the duties of the members of the CPA18 Special Committee under applicable Law. Notwithstanding the foregoing, prior to either terminating this Agreement or effecting an Adverse Recommendation Change, in each instance in accordance with this Section 4.5(d), (x) the CPA18 Special Committee shall provide a written notice to W. P. Carey and Merger Sub that it intends to take such action and describing (1) the basis for its determination, and (2) the material terms and conditions of the CPA18 Superior Competing Transaction that is the basis of such action (including the identity of the party making the CPA18 Superior Competing Transaction and any financing commitments related thereto, which shall include any fee letters, which letters may be redacted to omit the numerical amounts provided therein, as applicable) (a "Change of Recommendation Notice"); (y) during the three (3) Business Day period following W. P. Carey's and Merger Sub's receipt of the Change of Recommendation Notice, CPA18 shall, and shall cause its officers, directors, investment advisors, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives, or any controlled Affiliates of CPA18 or any CPA18 Subsidiary to, negotiate with W. P. Carey and Merger Sub in good faith (to the extent that W. P. Carey and Merger Sub desire to negotiate) to make amendments to the terms and conditions of this Agreement so as to obviate the need for the proposed termination of this Agreement or the proposed Adverse Recommendation Change, as applicable; and (z) following the close of business on the last day of the three (3) Business Day period or such greater period of time as may be permitted by the CPA18 Special Committee in its sole discretion, the CPA18 Special Committee shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account any amendments to this Agreement proposed in writing by W. P. Carey and Merger Sub in response to the Change of Recommendation Notice, that such CPA18 Competing Transaction continues to constitute a CPA18 Superior Competing Transaction (whether or not from an Exempted Person), and with respect to any Person who is not an Exempted Person a failure to effect an Adverse Recommendation Change would be inconsistent with the duties of the members of the CPA18 Special Committee under applicable Law. If any amendment to the financial terms or any material term of any CPA18 Superior Competing Transaction is made, the CPA18 Special Committee shall deliver a new Change of Recommendation Notice to W. P. Carey and Merger Sub, and CPA18 shall be required to comply again with the requirements of this Section 4.5(d); provided that with respect to any and all such new Change of Recommendation Notices, the

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references in this Section 4.5(d) to "three (3) Business Days" shall be deemed to be references to "one (1) Business Day".
(e)Within forty-eight (48) hours after the expiration of the Solicitation Period End Date, CPA18 shall (i) notify W. P. Carey in writing of the identity of each person, if any, that, in accordance with this Agreement, the CPA18 Special Committee has determined to be an Exempted Person and (ii) provide W. P. Carey with the material terms and conditions of any CPA18 Competing Transaction received from any Exempted Person prior to the Solicitation Period End Date. CPA18 shall keep W. P. Carey reasonably and promptly informed of any material changes in the status, terms or conditions of any CPA18 Competing Transaction received from any Exempted Person. Except as may relate to an Exempted Person, from and after the Solicitation Period End Date, CPA18 shall (i) as promptly as reasonably practicable (and in any event within forty-eight (48) hours of receipt), advise W. P. Carey of receipt by CPA18 or any of its Affiliates of (A) any CPA18 Competing Transaction or (B) any request for information that would reasonably be expected to lead to any CPA18 Competing Transaction, the terms and conditions of any such CPA18 Competing Transaction or request (including the identity of the party making such CPA18 Competing Transaction), (ii) keep W. P. Carey fully and promptly informed (and in any event within twenty-four (24) hours) of any material changes in the status, terms or conditions of any such CPA18 Competing Transaction (it being understood that any change or modification to any financial term or condition of any CPA18 Competing Transaction shall be deemed to be a material change) or request, and (iii) provide W. P. Carey promptly with (a) an unredacted copy of any such CPA18 Competing Transactions made in writing (including any financing commitments relating thereto, which shall include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)) and (b) a written summary of the material terms of any CPA18 Competing Transactions not made in writing (including any financing commitments and any fee letters relating thereto (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)).
(f)So long as this Agreement has not been terminated, no Adverse Recommendation Change shall change the approval of the CPA18 Special Committee for purposes of causing any Takeover Statute to be inapplicable to the transactions contemplated by this Agreement.
(g)Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 4.5 by CPA18, acting directly or indirectly through any of its officers, directors, investment advisors, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders or other agents or representatives, or any controlled Affiliates of CPA18 or any CPA18 Subsidiary, shall be deemed to be a breach of this Section 4.5 by CPA18.
(h)For purposes of this Agreement, a "CPA18 Competing Transaction" shall mean any proposal or offer for, whether in one transaction or a series of transactions, any of the following (other than the transactions expressly provided for in this Agreement): (i) any merger, consolidation, share exchange, business combination or similar transaction involving CPA18 (or any of the material CPA18 Subsidiaries); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of CPA18 and the CPA18 Subsidiaries, taken as a whole, excluding any bona fide financing transactions which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets; (iii) any issue,

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sale or other disposition of (including by way of merger, consolidation, share exchange, business combination or similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifty percent (50%) or more of the voting power of CPA18 and the CPA18 Subsidiaries; (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CPA18 and the CPA18 Subsidiaries in which a Person shall acquire beneficial ownership of fifty percent (50%) or more of the outstanding shares of any class of voting securities of CPA18 and the CPA18 Subsidiaries; or (v) any tender offer or exchange offer for 50% or more of the voting power in the election of directors exercisable by the holders of outstanding CPA18 Common Stock (or any of the CPA18 Subsidiaries).
(i)For purposes of this Agreement, a "CPA18 Superior Competing Transaction" means a bona fide proposal for a CPA18 Competing Transaction made by a third party which the CPA18 Special Committee determines (after taking into account any amendment of the terms of the Transaction Documents or the Merger by W. P. Carey and/or any proposal by W. P. Carey to amend the terms of the Transaction Documents or the Merger), in good faith and after consultation with its financial and legal advisors, (i) is on terms which are more favorable from a financial point of view to the CPA18 Stockholders than the Merger and the other transactions contemplated by this Agreement, (ii) would result in such third party owning, directly or indirectly, at least 90% of the CPA18 Common Stock then outstanding (or all or substantially all of the equity of the surviving entity in a merger) or at least 90% of the assets of CPA18 and the CPA18 Subsidiaries taken as a whole, (iii) is reasonably capable of being consummated and (iv) was not solicited by CPA18, any CPA18 Subsidiary or any of their respective officers, directors, investment advisors, investment bankers, financial advisors, attorneys, accountants, brokers, finders, representatives or controlled Affiliates in breach of this Section 4.5.
(j)Nothing contained in this Section 4.5 or elsewhere in this Agreement shall prohibit CPA18 or the CPA18 Special Committee, directly or indirectly through its Representatives, from disclosing to the CPA18 Stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders if the CPA18 Special Committee has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law; provided that the foregoing shall in no way eliminate or modify the effect that any such disclosure would otherwise have under this Agreement.
Section 4.6Public Announcements. CPA18 and W. P. Carey shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by the Transaction Documents, except as otherwise required by Law in a manner which makes consultation impracticable.
Section 4.7Transfer and Gains Taxes. W. P. Carey or Merger Sub shall, with CPA18's good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement (together, with any related interest, penalties or additions to Tax, "Transfer and Gains Taxes"). From and after the Effective

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Time, W. P. Carey or the Surviving Company shall pay or cause to be paid all Transfer and Gains Taxes without deductions withheld from any amounts payable to the holders of the CPA18 Common Stock.
Section 4.8Indemnification; Directors' and Officers' Insurance.
(a)It is understood and agreed that CPA18 shall indemnify and hold harmless, and, after the Effective Time, the Surviving Company and W. P. Carey shall indemnify and hold harmless, each director and officer of CPA18 or any of the CPA18 Subsidiaries (the "Indemnified Parties"), to no less than the extent that such Indemnified Parties are indemnified by CPA18 or the CPA18 Subsidiaries as of the date hereof. Any Indemnified Party wishing to claim indemnification under this Section 4.8(a), upon learning of any such claim, action, suit, demand, proceeding or investigation, shall notify CPA18 and, after the Effective Time, the Surviving Company and W. P. Carey, promptly thereof; provided that the failure to so notify shall not affect the obligations of CPA18, the Surviving Company and W. P. Carey except to the extent such failure to notify materially prejudices such party.
(b)W. P. Carey agrees that it shall maintain in full force and effect for a period of six years from the Effective Time all rights to indemnification existing in favor of, and all limitations of the personal liability of, the directors and officers of CPA18 and the CPA18 Subsidiaries provided for in the CPA18 Charter or CPA18 Bylaws or any provision of the comparable charter or organizational documents of any of the CPA18 Subsidiaries, as in effect as of the date hereof, with respect to matters occurring prior to the Effective Time, including the Merger; provided, however, that all rights to indemnification in respect of any claims (each a "Claim") asserted or made within such period shall continue until the disposition of such Claim. Prior to the Effective Time, W. P. Carey shall purchase directors' and officers' liability insurance coverage for CPA18's and CPA18 Subsidiaries' directors and officers, in a form reasonably acceptable to CPA18, which shall provide such directors and officers with runoff coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable on the whole to the insured persons than, the directors' and officers' liability insurance coverage presently maintained by CPA18 and the CPA18 Subsidiaries.
(c)This Section 4.8(c) is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of W. P. Carey, CPA18 and the Surviving Company. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 4.8(c).
(d)In the event that W. P. Carey or the Surviving Company or any of their successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of W. P. Carey and the Surviving Company, as the case may be, assume the obligations set forth in this Section 4.8(d).
Section 4.9Purchases and Redemptions of CPA18 Common Stock. During the period from the date of this Agreement to the earlier of the termination of this Agreement in

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accordance with Section 6.1 or the Effective Time of the Merger, CPA18 agrees that it will not purchase, redeem or otherwise acquire any CPA18 Common Stock or stock or other equity interests in any CPA18 Subsidiary or any options, warrants or rights to acquire, or security convertible into, shares of CPA18 Common Stock or stock or other equity interests in any CPA18 Subsidiary, except that CPA18 may complete any (i) qualified redemptions pending as of the date of this Agreement, (ii) any "special circumstances redemptions" (as defined in the Registration Statement on Form S-11 (Registration No. 333-185111) filed by CPA18, and declared effective by the SEC on May 7, 2013) and (iii) such redemptions or other actions that the CPA18 Board deems advisable in accordance with Article VI (Restrictions on Transfer and Ownership of Shares) of the CPA18 Charter to enable CPA18 to maintain its qualification as a REIT, in each case to the extent permitted by applicable Law.
Section 4.10Purchases and Redemptions of W. P. Carey Common Stock. During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with Section 6.1 or the Effective Time of the Merger, W. P. Carey agrees that it will not, other than in the ordinary course of business and in compliance with U.S. federal securities Laws, purchase, redeem or otherwise acquire any shares of W. P. Carey Common Stock or stock or other equity interests in any W. P. Carey Subsidiary or any options, warrants or rights to acquire, or security convertible into, shares of W. P. Carey Common Stock or stock or other equity interests in any W. P. Carey Subsidiary, in each case other than (i) repurchases from employees or Affiliates of W. P. Carey or any W. P. Carey Subsidiary (including, for purposes of this Section 4.10, as of the date hereof, any holder of ten percent (10%) or more of (a) W. P. Carey Common Stock or (b) stock or equity interests of any such W. P. Carey Subsidiary) and (ii) such redemptions or other actions that the W. P. Carey Board deems advisable in accordance with Article VI (Restrictions on Transfer and Ownership of Shares) of the W. P. Carey Charter to enable W. P. Carey to maintain its qualification as a REIT, to the extent permitted by applicable Law.
Section 4.11Access; Confidentiality. To the extent applicable, CPA18 and W. P. Carey agree that upon reasonable notice, and except as may otherwise be required or restricted by applicable Law, each shall (and shall cause its Subsidiaries to) afford the other's officers, employees, counsel, accountants and other authorized representatives, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its executive officers and to its properties, books, contracts and records and, during such period, each shall (and each shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties, personnel and litigation claims as may reasonably be requested but only to the extent such access does not unreasonably interfere with the business or operations of such party; provided that no investigation pursuant to this Section 4.11 shall affect or be deemed to modify any representation or warranty made in this Agreement; provided, further, that the parties hereto shall not be required to provide information (i) in breach of applicable Law or (ii) that is subject to confidentiality obligations. Unless otherwise required by Law, the parties shall hold all information of the other party which is confidential and is reasonably identified as such or should reasonably be known to be confidential in confidence until such time as such information otherwise becomes publicly available through no wrongful act of the receiving party. If this Agreement is terminated for any reason, each party shall promptly return to such other party or destroy, providing reasonable evidence of such destruction, all such confidential information obtained from any other party, and any copies made of (and other extrapolations from or work product or analyses based on) such documents. Notwithstanding anything set forth in this

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Agreement to the contrary, from and after the date hereof until the consummation of the transactions contemplated hereunder or the earlier termination of this Agreement, W. P. Carey and its Affiliates shall be permitted to, in their capacity as the external advisor to CPA18 and the CPA18 Subsidiaries, share, furnish or otherwise provide non-public information or data concerning the Sale Properties; provided that W. P. Carey shall keep the CPA18 Special Committee reasonably well informed regarding the status of the potential sales of any of the Sale Properties.
Section 4.12NYSE Listing and Deregistration. W. P. Carey shall use its reasonable best efforts to cause the W. P. Carey Common Stock issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. W. P. Carey shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary to enable the deregistration of the CPA18 Common Stock under the Exchange Act as promptly as practicable after the Effective Time (and in any event no more than ten (10) days after the Closing Date).
Section 4.13Assistance to CPA18. W. P. Carey will, except as otherwise instructed in writing by the CPA18 Special Committee, cause CAM, Foreign Subsidiary and Merger Sub to assist and cooperate in good faith to cause CPA18 to fulfill all its obligations in this Article IV and elsewhere in this Agreement. Each of CAM, Foreign Subsidiary and Merger Sub shall, at the request of the CPA18 Special Committee, assist and cooperate in good faith to facilitate CPA18's efforts to actively seek and solicit CPA18 Competing Transactions prior to the Solicitation Period End Date, in accordance with the go-shop protocol agreed by the parties. In addition, each of CAM, Foreign Sub and Merger Sub shall, at the request of the CPA18 Special Committee, assist and cooperate in good faith at all times following the Solicitation Period End Date to facilitate CPA18's discussions, negotiations, providing of information and any other actions or inactions that CPA18 is permitted to do or not do with respect to possible CPA18 Competing Transactions and related Alternative Acquisition Agreements under the terms of, and as defined in, this Agreement.
Section 4.14Sale of CPA18 Properties. W. P. Carey and its Subsidiaries shall not cause CPA18 or any CPA18 Subsidiary to sell or dispose of any real estate assets of CPA18 or any CPA18 Subsidiary without the separate consent of the CPA18 Special Committee, except that (i) from and after the date hereof until the Closing or the earlier termination of this Agreement, W. P. Carey and its Affiliates are authorized to market for sale, without the separate consent of the CPA18 Special Committee, the real estate assets listed in Schedule 4.14 of the W. P. Carey Disclosure Letter (the "Sale Properties") at prices equal to or greater than the respective release price set forth opposite each such asset in Schedule 4.14 of the W. P. Carey Disclosure Letter, and (ii) after the end of the forty-eight (48) hour period following the expiration of the Solicitation Period End Date, W. P. Carey and its Affiliates are authorized to cause CPA18 or any CPA18 Subsidiary to enter into a definitive agreement to sell, or to sell, without the separate consent of the CPA18 Special Committee, the Sale Properties at prices equal to or greater than the respective release price set forth opposite each such asset in Schedule 4.14 of the W. P. Carey Disclosure Letter; provided, however, that in the event that CPA18 has advised or advises W. P. Carey in writing of CPA18's intention to communicate with or engage in discussions or negotiations with an Exempted Person regarding a possible CPA18 Competing Transaction, no definitive agreement with respect to the sale of any Sale Properties may be entered into and no sale of any Sale Properties

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may occur, in each case until after the fifteenth (15th) Business Day following the receipt of such written notice by W. P. Carey or, if earlier, such time that CPA18 has advised or advises W. P. Carey that all such communications, discussions and negotiations have terminated. W. P. Carey shall provide written notice (which may be in the form of email communication to the chair of the CPA18 Special Committee) to CPA18 substantially concurrently with the commencement of any active marketing of the Sale Properties and shall keep CPA18 reasonably informed of the prices at which any Sale Properties being actively marketed for sale are, in W. P. Carey's reasonable judgment, likely to be sold.
Section 4.15Voting. In accordance with the restrictions in the CPA18 Charter, neither W. P. Carey nor any of its Affiliates shall vote for or consent to the Merger and the other transactions contemplated by the Transaction Documents in connection with the CPA18 Stockholder Approval.
ARTICLE V
CONDITIONS PRECEDENT
Section 5.1Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of the parties to this Agreement to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
(a)CPA18 Stockholder Approval. The CPA18 Stockholder Approval shall have been obtained.
(b)Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened. All necessary state securities or blue sky authorizations shall have been received.
(c)No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions or agreements contemplated by the Transaction Documents shall be in effect.
(d)Other Approvals. All consents, approvals, permits and authorizations required to be obtained from any Governmental Entity as indicated in Schedule 2.1(c)(ii) of the CPA18 Disclosure Letter or Schedule 2.2(c)(iii) of the W. P. Carey Disclosure Letter in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated thereby shall have been made or obtained (as the case may be).
Section 5.2Conditions to Obligations of W. P. Carey and Merger Sub. The obligations of W. P. Carey and Merger Sub to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the following conditions, any one or more of which may be waived by W. P. Carey:

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(a)Representations and Warranties. The representations and warranties of CPA18 set forth in this Agreement shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except (x) for such changes resulting from actions permitted under Section 3.1 and (y) to the extent that any representation or warranty expressly speaks as of a specified date or time, in which case such representation or warranty need only be true and correct as of such specified date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, CPA18 Material Adverse Effect or any similar qualification or limitation), in the aggregate, would not reasonably be likely to have a CPA18 Material Adverse Effect, and W. P. Carey and Merger Sub shall have received a certificate signed on behalf of CPA18 by the Chief Executive Officer and the Chief Financial Officer of CPA18 to such effect.
(b)Performance of Covenants and Obligations of CPA18. CPA18 shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and W. P. Carey and Merger Sub shall have received a certificate signed on behalf of CPA18 by the Chief Executive Officer and the Chief Financial Officer of CPA18 to such effect.
(c)Material Adverse Change. Since the date of this Agreement, there shall have occurred no changes, events or circumstances which, individually or in the aggregate, constitute a CPA18 Material Adverse Effect. W. P. Carey and Merger Sub shall have received a certificate signed on behalf of CPA18 by the Chief Executive Officer and the Chief Financial Officer of CPA18 to such effect.
(d)Opinion Relating to REIT Qualification. W. P. Carey and Merger Sub shall have received an opinion, dated as of the Closing Date, of Clifford Chance US LLP to the effect that, at all times since its taxable year ended December 31, 2018 through the Closing Date, CPA18 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. For purposes of such opinion, which shall be in a form customary for transactions of this nature, Clifford Chance US LLP may rely on customary assumptions and representations of CPA18 reasonably acceptable to W. P. Carey.
(e)Consents. All necessary consents and waivers from third parties in connection with the consummation of the Merger and the other transactions contemplated by the Transaction Documents shall have been obtained, other than such consents and waivers from third parties which, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a CPA18 Material Adverse Effect.
(f)FIRPTA Certificate. W. P. Carey shall have received a certificate, duly completed and executed by CPA18, pursuant to Section 1.1445-2(b)(2) of the U.S. Treasury Regulations, certifying that CPA18 is not a "foreign person" within the meaning of Section 1445 of the Code.
(g)Opinion Relating to the Merger. W. P. Carey and Merger Sub shall have received an opinion of DLA Piper LLP (US), dated as of the Closing Date, to the effect that for U.S. federal income tax purposes the Merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code. For purposes of the foregoing opinion, which shall be in a form

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customary for transactions of this nature, DLA Piper LLP (US) shall be entitled to rely upon customary assumptions and representations of CPA18, W. P. Carey and Merger Sub.
Section 5.3Conditions to Obligations of CPA18. The obligations of CPA18 to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the following conditions, any one or more of which may be waived by CPA18:
(a)Representations and Warranties. The representations and warranties of W. P. Carey and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except (x) for such changes resulting from actions permitted under Section 3.2 and (y) to the extent that any representation or warranty expressly speaks as of a specified date or time, in which case such representation or warranty need only be true and correct as of such specified date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, W. P. Carey Material Adverse Effect or any similar qualification or limitation), in the aggregate, would not reasonably be likely to have a W. P. Carey Material Adverse Effect, and CPA18 shall have received a certificate signed on behalf of W. P. Carey and Merger Sub by the respective Chief Executive Officer and the Chief Financial Officer of W. P. Carey and Merger Sub to such effect.
(b)Performance of Covenants or Obligations of W. P. Carey. W. P. Carey shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and CPA18 shall have received a certificate signed on behalf of W. P. Carey by the Chief Executive Officer and the Chief Financial Officer of W. P. Carey to such effect.
(c)NYSE Listing. W. P. Carey Common Stock shall have been approved for listing on the NYSE, subject to official notice of issuance.
(d)Material Adverse Change. Since the date of this Agreement, there shall have occurred no change, events or circumstances which, individually or in the aggregate, constitute a W. P. Carey Material Adverse Effect. CPA18 shall have received a certificate signed on behalf of W. P. Carey by the Chief Executive Officer and Chief Financial Officer to such effect.
(e)Opinion Relating to REIT Qualification. CPA18 shall have received an opinion, dated as of the Closing Date, of DLA Piper LLP (US) to the effect that, commencing with its taxable year ended December 31, 2018, W. P. Carey has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its current and proposed method of operation as described in the Proxy Statement/Prospectus and Form S-4 will enable W. P. Carey to continue to meet the requirements for qualification and taxation as a REIT under the Code. For purposes of such opinion, DLA Piper LLP (US) may rely on customary assumptions and representations of W. P. Carey reasonably acceptable to CPA18, and the opinion set forth in Section 5.2(d).
(f)Consents. All necessary consents and waivers from third parties in connection with the consummation of the Merger and the other transactions contemplated by the Transaction Documents shall have been obtained, other than (i) those required to be delivered

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pursuant to Section 5.2(e) and (ii) such consents and waivers from third parties which, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a W. P. Carey Material Adverse Effect.
(g)Opinion Relating to the Merger. CPA18 shall have received an opinion of Clifford Chance US LLP, dated as of the Closing Date, to the effect that for U.S. federal income tax purposes the Merger will qualify as a reorganization under Section 368(a)(1) of the Code. For purposes of the foregoing opinion, which shall be in a form customary for transactions of this nature, Clifford Chance US LLP shall be entitled to rely upon customary assumptions and representations of CPA18, W. P. Carey and Merger Sub.
ARTICLE VI
TERMINATION, AMENDMENT AND WAIVER
Section 6.1Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after the CPA18 Stockholder Approval is obtained:
(a)by mutual written consent duly authorized by the boards of directors of each of CPA18 and W. P. Carey;
(b)by W. P. Carey, upon a breach of any representation, warranty, covenant or agreement on the part of CPA18 set forth in this Agreement, or if any representation or warranty of CPA18 shall have become untrue, in either case such that the conditions set forth in Sections 5.2(a) or 5.2(b), as the case may be, would be incapable of being satisfied by August 31, 2022 (the "Termination Date"); provided that CPA18 shall not be deemed to have breached a representation, warranty, covenant or agreement set forth in this Agreement to the extent the actions or inactions of W. P. Carey or any W. P. Carey Subsidiary in its capacity as advisor to CPA18 pursuant to the CPA18 Advisory Agreements resulted in such breach;
(c)by CPA18, upon a breach of any representation, warranty, covenant or agreement on the part of W. P. Carey or Merger Sub set forth in this Agreement, or if any representation or warranty of W. P. Carey or Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 5.3(a) or 5.3(b), as the case may be, would be incapable of being satisfied by the Termination Date;
(d)by either W. P. Carey or CPA18, if any judgment, injunction, order, decree or action by any Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable after the parties have used reasonable best efforts to have such judgment, injunction, order, decree or action removed, repealed or overturned;
(e)by either W. P. Carey or CPA18, if the Merger shall not have been consummated before the Termination Date; provided, however, that (i) a party that has materially breached a representation, warranty, covenant or agreement of such party set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 6.1(e) and (ii) W. P. Carey shall not be entitled to exercise its right to terminate under this Section 6.1(e) to the extent it or any of its Subsidiaries' actions or inactions in its capacity as advisor to CPA18

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pursuant to the CPA18 Advisory Agreements resulted in a breach by CPA18 or a failure of CPA18 to perform its obligations under this Agreement; provided, further, that the Termination Date shall be automatically extended until September 30, 2022 (the "Extended Termination Date"), if the condition to Closing set forth in Section 5.1(d) is not capable of being satisfied as of the Termination Date but is reasonably likely to be satisfied by the Extended Termination Date;
(f)by W. P. Carey or CPA18 if, upon a vote at a duly held CPA18 Stockholder Meeting or any postponement or adjournment thereof, the CPA18 Stockholder Approval shall not have been obtained, as contemplated by Section 4.1;
(g)by CPA18, if the CPA18 Special Committee shall have withdrawn its recommendation of the Merger or this Agreement, or approved or recommended a CPA18 Superior Competing Transaction, in each instance (i) in accordance with the provisions of Section 4.5 and (ii) CPA18 has paid the CPA18 Termination Fee;
(h)by W. P. Carey, if (i) prior to the CPA18 Stockholder Meeting, the CPA18 Board or any committee thereof shall have withdrawn or modified in any manner adverse to W. P. Carey its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any CPA18 Superior Competing Transaction or (ii) CPA18 shall have entered into any agreement with respect to any CPA18 Superior Competing Transaction; or
The right of any party hereto to terminate this Agreement pursuant to this Section 6.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Affiliate of any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement. A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision in this Section 6.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 6.1 for any such termination.
Section 6.2Expenses; Termination Fee.
(a)Except as otherwise specified in this Section 6.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense; provided that CPA18 and W. P. Carey shall each bear one half of the costs of filing, printing and mailing the Proxy Statement/Prospectus and the Form S-4.
(b)CPA18 agrees that if this Agreement shall be terminated pursuant to Section 6.1(b) then CPA18 will pay to W. P. Carey, or as directed by W. P. Carey, an amount equal to the W. P. Carey Expenses; provided that such amount shall be paid promptly, but in no event later than two Business Days after such termination. For purposes of this Agreement, the "W. P. Carey Expenses" shall be an amount equal to W. P. Carey's reasonable and documented out-of-pocket expenses incurred in connection with this Agreement and the other transactions contemplated hereby (including, without limitation, all outside attorneys', accountants' and investment bankers' fees and expenses).

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(c)W. P. Carey agrees that if this Agreement shall be terminated pursuant to Section 6.1(c) then W. P. Carey will pay to CPA18, or as directed by CPA18, an amount equal to the CPA18 Expenses; provided that such amount shall, subject to the provisions of Section 6.6, be paid promptly, but in no event later than two Business Days after such termination. For purposes of this Agreement, the "CPA18 Expenses" shall be an amount equal to CPA18's out-of-pocket expenses incurred in connection with this Agreement and the other transactions contemplated hereby (including, without limitation, all attorneys', accountants' and investment bankers' fees and expenses and fees and expenses of the CPA18 Special Committee).
(d)CPA18 agrees that if this Agreement shall be terminated either by (i) CPA18 pursuant to Section 6.1(g), or (ii) W. P. Carey pursuant to Section 6.1(h), in each instance, CPA18 shall pay the CPA18 Termination Fee to W. P. Carey prior to or concurrently with such termination, by wire transfer of same day funds to one or more accounts designated by W. P. Carey.
(e)The foregoing provisions of this Section 6.2 have been agreed to by CPA18 and W. P. Carey in order to induce the other parties to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, it being agreed and acknowledged by each of them that the execution of this Agreement by them constitutes full and reasonable consideration for such provisions.
(f)In the event that either W. P. Carey or CPA18 is required to file suit to seek all or a portion of the amounts payable under this Section 6.2, and such party prevails in such litigation, such party shall be entitled to reasonable and documented out-of-pocket expenses, including reasonable outside attorneys' fees and expenses, which it has incurred in enforcing its rights under this Section 6.2.
Section 6.3Effect of Termination. In the event of termination of this Agreement by either CPA18 or W. P. Carey as provided in Section 6.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of W. P. Carey, Merger Sub or CPA18, other than Section 6.2, this Section 6.3, Section 6.6 and Article VII and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or a failure or refusal by such party to consummate the transactions contemplated hereby when such party was obligated to do so in accordance with the terms hereof.
Section 6.4Amendment. This Agreement may be amended by the parties in writing by action of their respective boards of directors at any time before or after the CPA18 Stockholder Approval is obtained and prior to the filing of the Articles of Merger for the Merger with, and the acceptance for record of such Articles of Merger by, the SDAT; provided, however, that, after the CPA18 Stockholder Approval is obtained, no such amendment, modification or supplement shall alter the amount of the Per Share Merger Consideration to be delivered to the CPA18 Stockholders or alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect the CPA18 Stockholders.
Section 6.5Extension; Waiver. At any time prior to the Effective Time, each of CPA18 and W. P. Carey may (a) extend the time for the performance of any of the obligations or

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other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the provisions of Section 6.4, waive compliance with any of the agreements or conditions of the other party contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
Section 6.6Payment of Expenses.
(a)In the event that CPA18 or W. P. Carey becomes obligated to pay any expenses under Section 6.2 (the "Expense Amount"), CPA18 or W. P. Carey, as applicable, shall pay to the party entitled to receive such payment (the "Receiving Party") from the amount deposited into escrow in accordance with this Section 6.6(a), an amount equal to the lesser of (i) the Expense Amount and (ii) the sum of (A) the maximum amount that can be paid to the Receiving Party without causing the Receiving Party to fail to meet the requirements of Sections 856(c)(2) and (c)(3) of the Code for the year in which the Expense Amount would otherwise be payable, for this purpose treating such amount as income that does not qualify for purposes of Sections 856(c)(2) and (c)(3) of the Code, as determined by the Receiving Party's independent certified public accountants, plus (B) if the Receiving Party receives either (1) a letter from the Receiving Party's counsel indicating that the Receiving Party has received a ruling from the IRS described in Section 6.6(b) or (2) an opinion from the Receiving Party's counsel as described in Section 6.6(b), an amount equal to the Expense Amount less the amount payable under clause (A) above. To the extent the entire Expense Amount is not paid to the Receiving Party in the year in which such amount would otherwise be payable as a result of the restrictions set forth in this Section 6.6(a), the Expense Amount shall be carried forward to the succeeding year and shall be payable (as described above) in such succeeding year by applying the same formula and by deeming such Expense Amount as payable in such succeeding year. To the extent the full Expense Amount has not been paid in the initial and succeeding year, the amount shall similarly be carried forward for each of the next three taxable years. To the extent that the entire Expense Amount has not been paid in the initial year, the succeeding year and the three following years, the Expense Amount shall be forfeited by the Receiving Party. To secure the obligation of CPA18 or W. P. Carey, as applicable, to pay these amounts, CPA18 or W. P. Carey, as applicable, shall deposit into escrow an amount in cash equal to the Expense Amount with an escrow agent selected by CPA18 or W. P. Carey, as applicable, and on such terms (subject to Section 6.6(b)) as shall be mutually agreed upon by CPA18 or W. P. Carey, as applicable, the Receiving Party and the escrow agent. The payment or deposit into escrow of the Expense Amount pursuant to this Section 6.6(a) shall be made at the time CPA18 or W. P. Carey, as applicable, would otherwise be obligated to pay the Receiving Party pursuant to Section 6.2.
(b)The escrow agreement shall provide that the Expense Amount in escrow or any portion thereof shall not be released to the Receiving Party unless the escrow agent receives any of the following: (i) a letter from the Receiving Party's independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Receiving Party without causing the payee to fail to meet the requirements of Sections 856(c)(2) and (c)(3) of the Code determined as if the payment of such amount did not constitute income that qualifies for purposes of Sections 856(c)(2) and (c)(3) of the Code ("Qualifying Income") or a subsequent

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letter from the Receiving Party's accountants revising that amount, in which case the escrow agent shall release such amount to the Receiving Party, or (ii) a letter from the Receiving Party's counsel indicating that the Receiving Party received a ruling from the IRS holding that the receipt by the Receiving Party of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income for purposes of Code Sections 856(c)(2) and (3) (or alternatively, the Receiving Party's counsel has rendered a legal opinion to the effect that the receipt by the Receiving Party of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income for purposes of Sections 856(c)(2) and (c)(3) of the Code), in which case the escrow agent shall release the remainder of the Expense Amount to the Receiving Party. CPA18 and W. P. Carey each agree to amend this Section 6.6 at the request of the Receiving Party in order to (A) maximize the portion of the Expense Amount that may be distributed to the Receiving Party hereunder without causing the Receiving Party to fail to meet the requirements of Sections 856(c)(2) and (c)(3) of the Code, (B) improve the likelihood of the Receiving Party securing a ruling described in this Section 6.6(b), or (C) assist the Receiving Party in obtaining a legal opinion from its counsel as described in this Section 6.6(b). The escrow agreement shall also provide that any portion of the Expense Amount not paid to the Receiving Party in the initial year and the four succeeding years shall be released by the escrow agent to CPA18 or W. P. Carey, as applicable. Unless such party is the Receiving Party, none of CPA18 or W. P. Carey shall be a party to such escrow agreement, and neither shall bear any cost of or have liability resulting from the escrow agreement.
ARTICLE VII
GENERAL PROVISIONS
Section 7.1Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 7.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or, if earlier, the termination of this Agreement in accordance with the terms hereof (including but not limited to Section 6.2).
Section 7.2Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):
(a)if to CPA18, to:

Corporate Property Associates 18 – Global Incorporated
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
Attn: Chair of the Special Committee
Fax: [*]

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with a copy to:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Attn: Kathleen L. Werner, Esq.
Fax: [*]

with a further copy to:

Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, Pennsylvania 19103
Attn: Barry M. Abelson, Esq.
Fax: [*]
(b)if to W. P. Carey or Merger Sub, to:

W. P. Carey Inc.
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
Attn: Chief Executive Officer and Chief Financial Officer
Fax: [*]

with a copy to:

W. P. Carey Inc.
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
Attn: Sapna Sanagavarapu, Esq.
Fax: [*]

with a further copy to:

DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
Attn: Christopher P. Giordano, Esq.
Jon Venick, Esq.
Fax: [*]
[*]
Section 7.3Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of

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contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" is used in this Agreement, they shall be deemed to be followed by the words "without limitation."
Section 7.4Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page by facsimile or other electronic transmission (including via .pdf) shall be as effective as delivery of a manually executed counterpart.
Section 7.5Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other agreements entered into in connection with the transactions (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and, (ii) except for the provisions of Article I and Section 4.8, which shall inure to the benefit of the Persons expressly specified therein, are not intended to confer upon any Person other than the parties hereto any rights or remedies. The rights of such third-party beneficiaries expressly specified under the provisions of Article I and Section 4.8 shall not arise unless and until the Effective Time occurs.
Section 7.6Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THEREOF.
Section 7.7Assignment. Except as mutually agreed by the parties hereto, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.
Section 7.8Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VI, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Maryland or in any Maryland State court and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (i) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the State of Maryland or any Maryland State court if any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

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Section 7.9Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 7.9.
Section 7.10Exhibits; Disclosure Letters. All Exhibits referred to herein, in the CPA18 Disclosure Letter and in the W. P. Carey Disclosure Letter are intended to be and hereby are specifically made a part of this Agreement.
Section 7.11Conflict Waiver. Recognizing that Clifford Chance US LLP has acted as legal counsel to CPA18 in connection with the transactions contemplated by this Agreement, and that Clifford Chance US LLP has represented W. P. Carey in unrelated matters, CPA18, W. P. Carey and Merger Sub each hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Clifford Chance US LLP representing CPA18. This Section 7.11 shall survive the consummation of the Merger.
ARTICLE VIII
CERTAIN DEFINITIONS
Section 8.1Certain Definitions.
"Acceptable Confidentiality Agreement" means a customary confidentiality agreement containing terms no less favorable to CPA18 than the terms set forth in the form of Confidentiality Agreement attached hereto as Exhibit B.
"Accrual Period" means the period from and including the first day of the calendar quarter in which the Original Closing Date occurred up to but excluding the Closing Date.
"Advisor Closing Amounts" means all fees and distributions payable to W. P. Carey and its Affiliates in connection with the Closing or the closing of any CPA18 Competing Transaction, including, without limitation, all (i) distributions of Capital Proceeds upon a Change of Control Event, and related allocation of profits and losses, under the CPA18 LP Agreement (as such terms are defined in the CPA18 LP Agreement) and (ii) rights to amounts in respect of the Special General Partner Interest (as defined in the CPA18 LP Agreement) pursuant to Section 11.7 of the CPA18 LP Agreement (the amounts included in this clause (ii), the "Special GP Amount"); provided, however, that for the avoidance of doubt, Advisor Closing Amounts shall not include Advisor Accrued Amounts or Disposition Fees.
"Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

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"Business Day" means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed for the conduct of regular banking business.
"Cash Adjustment Amount" means an amount equal to the difference obtained by subtracting the Dividend Adjustment Amount from the Total Accrued Daily Amount. In no event shall the Cash Adjustment Amount be less than zero.
"CPA18 LP Agreement" means that certain Amended and Restated Agreement of Limited Partnership of CPA18 LP dated as of January 1, 2015, by and between CPA18 and Special General Partner.
"CPA18 Material Adverse Effect" means a material adverse effect (A) on the business, properties, financial condition or results of operations of CPA18 and the CPA18 Subsidiaries taken as a whole or (B) that would, or would be reasonably likely to, prevent or materially delay the performance by CPA18 of its material obligations under this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this definition, the parties agree that a CPA18 Material Adverse Effect shall not include any effect or event with respect to CPA18 or any CPA18 Subsidiary to the extent resulting from or attributable to (a) general national, international or regional economic, financial or political conditions or events, including, without limitation, the effects of an outbreak or escalation of hostilities, any acts of war, sabotage or terrorism that do not result in the destruction or material physical damage of a material portion of the CPA18 Properties, taken as a whole, (b) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated thereby, (c) conditions generally affecting the securities markets or the industries in which CPA18 and the CPA18 Subsidiaries operate, except to the extent such conditions have a materially disproportionate effect on CPA18 and the CPA18 Subsidiaries, taken as a whole, relative to others in the industries in which CPA18 and the CPA18 Subsidiaries operate, (d) any failure, in and of itself, by CPA18 or the CPA18 Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a CPA18 Material Adverse Effect), (e) any change in applicable Law, regulation or U.S. generally accepted accounting principles ("GAAP") (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on CPA18 and the CPA18 Subsidiaries, taken as a whole, relative to others in the industries in which CPA18 and the CPA18 Subsidiaries operate or (f) any hurricane, tornado, flood, earthquake or other natural disaster that does not result in the destruction or material physical damage of a material portion of the CPA18 Properties, taken as a whole.
"CPA18 Property" means each of the real properties reflected on the most recent balance sheet of CPA18 included in the CPA18 SEC Documents in which CPA18 or a CPA18 Subsidiary owns fee simple title to or has a valid leasehold interest in, or has an interest (directly or indirectly) in an entity that owns fee simple title to or has a valid leasehold interest.
"CPA18 SEC Documents" means each report, schedule, registration statement and definitive proxy statement filed by CPA18 with the SEC since November 21, 2012.

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"CPA18 Subsidiary" means each Subsidiary of CPA18, other than Subsidiaries of CPA18 with no assets that are in the process of being dissolved.
"CPA18 Termination Fee" means an amount in cash equal to $47.0 million; provided, however, in the event that (i) this Agreement is terminated pursuant to Section 6.1(g) or Section 6.1(h), and (ii) CPA18 enters into an Alternative Acquisition Agreement with an Exempted Person with respect to a CPA18 Superior Competing Transaction in connection and compliance with Section 4.5, the CPA18 Termination Fee shall be an amount in cash equal to $15.7 million.
"CPA18 Termination Fee Credit" means the lesser of (i) the CPA18 Termination Fee actually paid in accordance with Section 6.2(d) and (ii) the Special GP Amount.
"Daily Amount" means $0.0016 per day.
"Designated Portfolio" means CPA18's Iberian student-housing portfolio subject to the Framework Agreement, dated as of December 20, 2019.
"Dividend Adjustment Amount" means an amount equal to the sum of (x) the amount of regular quarterly dividends actually paid or payable by CPA18 on a share of CPA18 Class A Common Stock that would not have been paid or payable if the Closing had occurred on the Original Closing Date plus (y) the amount of any regular quarterly dividends paid or payable by W. P. Carey on 0.0978 shares of a share of W. P. Carey Common Stock to holders of record as of a record date after the Closing Date, to the extent they are paid or payable in respect of any part of the Accrual Period.
"Disposition Fees" has the meaning given to such term in the CPA18 Advisory Agreements.
"Exempted Person" means any Person, group of Persons or group that includes any Person (so long as in each case such Person and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End Date constitute at least fifty percent (50%) of the equity financing of such group at all times following the Solicitation Period End Date and prior to the termination of this Agreement) who has submitted a bona-fide-written offer or communication constituting a CPA18 Competing Transaction to CPA18 prior to the Solicitation Period End Date.
"IRS" means the United States Internal Revenue Service.
"Knowledge" (A) where used herein with respect to CPA18 and any CPA18 Subsidiary means the actual (and not constructive or imputed) knowledge of the persons named in Schedule 8.1 of the CPA18 Disclosure Letter and (B) where used herein with respect to W. P. Carey and any W. P. Carey Subsidiary means the actual (and not constructive or imputed) knowledge of the persons named in Schedule 8.1 of the W. P. Carey Disclosure Letter.
"Law" means any statute, law, common law, regulation, rule, order, decree, code, judgment, ordinance or any other applicable requirement of any Governmental Entity applicable to W. P. Carey or CPA18 or any of their respective Subsidiaries.

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"Liens" means pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.
"NYSE" means the New York Stock Exchange.
"Original Closing Date" means the third (3rd) Business Day after the date that all conditions set forth in Article V have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).
"Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.
"Subsidiary" of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns either (A) a general partner, managing member or other similar interest or (B) 50% or more of the voting stock, value of or other equity interests (voting or non-voting) of such corporation, partnership, limited liability company, joint venture or other legal entity.
"Tax" or "Taxes" means any federal, state, local and foreign income, gross receipts, license, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and other taxes, tariffs or governmental charges of any nature whatsoever, together with penalties, interest or additions thereto.
"Tax Protection Agreement" means any agreement, oral or written, (i) that has as one of its purposes to permit a Person to take the position that such Person could defer taxable income that otherwise might have been recognized upon a transfer of property to any CPA18 Subsidiary that is treated as a partnership for U.S. federal income Tax purposes, and that (A) prohibits or restricts in any manner the disposition of any assets of CPA18 or any CPA18 Subsidiary, (B) requires that CPA18 or any CPA18 Subsidiary maintain, put in place, or replace indebtedness, whether or not secured by one or more of the CPA18 Properties, or (C) requires that CPA18 or any CPA18 Subsidiary offer to any Person at any time the opportunity to guarantee or otherwise assume, directly or indirectly (including, without limitation, through a "deficit restoration obligation," guarantee (including, without limitation, a "bottom" guarantee), indemnification agreement or other similar arrangement), the risk of loss for federal income Tax purposes for indebtedness or other liabilities of CPA18 or any CPA18 Subsidiary, (ii) that specifies or relates to a method of taking into account book-Tax disparities under Section 704(c) of the Code with respect to one or more assets of CPA18 or a CPA18 Subsidiary, or (iii) that requires a particular method for allocating one or more liabilities of CPA18 or any CPA18 Subsidiary under Section 752 of the Code.
"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
"Total Accrued Daily Amount" means an amount equal to the product of the Daily Amount multiplied by the total number of days in the Accrual Period.

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"Transaction Documents" means this Agreement and all other documents to be executed in connection with the transactions contemplated hereby, including the Merger.
"Voting Debt" means bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in CPA18, any CPA18 Subsidiary or W. P. Carey, as applicable, may vote.
"W. P. Carey Material Adverse Effect" means a material adverse effect (A) on the business, properties, financial condition or results of operations of W. P. Carey and the W. P. Carey Subsidiaries taken as a whole or (B) that would, or would be reasonably likely to, prevent or materially delay the performance by W. P. Carey or any W. P. Carey Subsidiary of its material obligations under this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this definition, the parties agree that, a W. P. Carey Material Adverse Effect shall not include any effect or event with respect to W. P. Carey or any W. P. Carey Subsidiary to the extent resulting from or attributable to (a) general national, international or regional economic, financial or political conditions or events, including, without limitation, the effects of an outbreak or escalation of hostilities, any acts of war, sabotage or terrorism that do not result in the destruction or material physical damage of a material portion of the W. P. Carey Properties, taken as a whole, (b) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated thereby, (c) conditions generally affecting the securities markets or the industries in which W. P. Carey and the W. P. Carey Subsidiaries operate, except to the extent such conditions have a materially disproportionate effect on W. P. Carey and the W. P. Carey Subsidiaries, taken as a whole, relative to others in the industries in which W. P. Carey and the W. P. Carey Subsidiaries operate, (d) any failure, in and of itself, by W. P. Carey or the W. P. Carey Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a W. P. Carey Material Adverse Effect), (e) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on W. P. Carey and the W. P. Carey Subsidiaries, taken as a whole, relative to others in the industries in which W. P. Carey and the W. P. Carey Subsidiaries operate, or (f) any hurricane, tornado, flood, earthquake or other natural disaster that does not result in the destruction or material physical damage of a material portion of the W. P. Carey Properties, taken as a whole.
"W. P. Carey Subsidiary" means each Subsidiary of W. P. Carey.
[Signature pages follow]

Annex A
IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CORPORATE PROPERTY ASSOCIATES 18 –
GLOBAL INCORPORATED

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Chief Administrative Officer and Corporate Secretary

CPA18 MERGER SUB LLC

By:	/s/ ToniAnn Sanzone
	Name:	ToniAnn Sanzone
	Title:	Chief Financial Officer

W. P. CAREY INC.

By:	/s/ Jason E. Fox
	Name:	Jason E. Fox
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Annex A
AND, FOR THE LIMITED PURPOSES SET FORTH HEREIN:

CAREY ASSET MANAGEMENT CORP.

By:	/s/ Jason E. Fox
	Name:	Jason E. Fox
	Title:	President and Chief Executive Officer

W. P. CAREY & CO. B.V.

By:	/s/ Ramses van Toor
	Name:	Ramses van Toor
	Title:	Managing Director A

By:	/s/ Brooks G. Gordon
	Name:	Brooks G. Gordon
	Title:	Managing Director B

WPC-CPA:18 HOLDINGS, LLC

By:	WPC Holdco LLC, its sole member

By:	W. P. Carey Inc., its sole member

	By:	/s/ Jason E. Fox
	Name:	Jason E. Fox
	Title:	Chief Executive Officer

CPA®:18 LIMITED PARTNERSHIP

By:	Corporate Property Associates 18 –
Global Incorporated, its general partner

	By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Chief Administrative Officer and Corporate Secretary
[Signature Page to Merger Agreement]

Annex B
February 27, 2022
Special Committee of the Board of Directors
Corporate Property Associates 18 - Global Incorporated
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
Members of the Special Committee of the Board:
We understand that Corporate Property Associates 18 - Global Incorporated (the "Company"), W. P. Carey Inc. (the "Buyer") and CPA18 Merger Sub LLC, an indirect subsidiary of the Buyer ("Merger Sub"), among other parties, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 27, 2022 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of the Company with and into Merger Sub, with Merger Sub continuing as the surviving entity. Pursuant to the Merger, each outstanding share of (a) Class A Common Stock, par value $0.001 per share, of the Company (the “Class A Common Stock”), and (b) Class C Common Stock, par value $0.001 per share, of the Company (the “Class C Common Stock”, and together with the Class A Common Stock, the "Company Common Stock"), other than shares held by the Buyer or any subsidiary of the Buyer (collectively, the "Excluded Shares"), will be converted into the right to receive (i) 0.0978 shares (the "Exchange Ratio") of common stock, par value $0.001 per share, of the Buyer (the "Buyer Common Stock"), and (ii) $3.00 per share in cash without interest (the “Cash Consideration”, and together with the Exchange Ratio, the “Merger Consideration”), subject to adjustment in certain circumstances, together with cash in lieu of fractional shares of the Buyer Common Stock, if any, into which such Company Common Stock would have been converted in accordance with the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We further understand that approximately 5.6% of the outstanding shares of Company Common Stock is owned by the Buyer.
You have asked for our opinion as to whether the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the Buyer and the holders of the Excluded Shares).
For purposes of the opinion set forth herein, we have:
1)Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;
2)Reviewed certain internal financial statements and other business, financial and operating data concerning the Company and the Buyer, respectively;
3)Reviewed certain financial projections prepared by the management of the Company;
4)Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;
5)Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;
6)Discussed the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;
7)Reviewed the pro forma impact of the Merger on the Buyer's earnings per share, cash flow, consolidated capitalization and certain financial ratios;
8)Reviewed the reported prices and trading activity for the Buyer Common Stock;

Annex B
9)Compared the financial performance of the Company with that of certain other publicly-traded companies comparable with the Company, and their securities;
10)Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
11)Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;
12)Reviewed the Merger Agreement and certain related documents; and
13)Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and other benefits expected to result from the Merger; and (ii) the timing and risks associated with the integration of the Company and the Buyer. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith, including, without limitation, any terms, aspects or implications of any related transactions. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of shares of the Company Common Stock in the transaction (other than the Buyer and the holders of Excluded Shares). We have been advised by you that the Buyer has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its formation as a REIT and we have assumed that the Merger will not adversely affect such status or operations of the Buyer. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party, other than the Buyer.
We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we and our affiliates have not provided

Annex B
financial advisory or financing services for the Buyer or the Company for which we have received any fees. Morgan Stanley may seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, any of their respective affiliates or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.
This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of the Company and, at its request, the Board of Directors of the Company, and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law or regulation. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how any shareholders of the Company or the Buyer should act or vote in connection with any of the transactions contemplated by the Merger Agreement.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the Buyer and the holders of the Excluded Shares).
[Signature Page Follows]

Annex B

Very truly yours,
MORGAN STANLEY & CO. LLC

By:	/s/ James Collins
Name: James Collins
Title: Managing Director

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
Indemnification of Directors and Officers
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent:
•it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or
•a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.
The W. P. Carey Charter contains such a provision that eliminates directors' and officers' liability for money damages to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission. The W. P. Carey Charter and W. P. Carey Bylaws also provide that W. P. Carey must indemnify (to the maximum extent permitted by Maryland law), and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, any individual who is a present or former director or officer of W. P. Carey or a predecessor of W. P. Carey from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity as a director or officer. Additionally, the W. P. Carey Charter provides that W. P. Carey may, indemnify, if and to the extent authorized and determined to be appropriate in accordance with applicable law, any person permitted, but not required, to be indemnified under Maryland law by W. P. Carey or a predecessor of W. P. Carey.
Maryland law requires a corporation (unless its charter provides otherwise, which the W. P. Carey Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she was made, or was threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:
•the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;
•the director or officer actually received an improper personal benefit in money, property or services; or
•in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:
•a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

W. P. Carey has an indemnification policy that provides directors and officers with express rights to indemnification (regardless of, among other things, any amendment to or revocation of such policy or amendment to the W. P. Carey Charter or W. P. Carey Bylaws, any change in the composition of the W. P. Carey board of directors or any acquisition or business combination transaction relating to W. P. Carey). The policy provides for the advancement of all reasonable costs, charges and expenses (including attorney's fees) to directors and officers as set forth therein and other persons deemed appropriate by the board of directors and, to the extent W. P. Carey maintains insurance, for the continued coverage of directors and officers under its directors' and officers' liability insurance policies. Under the policy, W. P. Carey is required to indemnify and hold harmless each person who (i) is or was a director or officer of W. P. Carey (or a predecessor of W. P. Carey) or (ii) at the request of W. P. Carey, is or was serving as, a director, officer, manager, trustee, administrator, partner, member, fiduciary, employee or agent of any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity or (iii) any other persons deemed appropriate by its Board (such persons being "Covered Persons" and each, a "Covered Person"), against all reasonable costs, charges and expenses (including attorney's fees incurred by a Covered Person in connection therewith), judgments, penalties, fines, and settlements (if such settlement is approved in advance by W. P. Carey, which approval shall not be unreasonably withheld) actually and reasonably incurred by the Covered Person in connection with the defense and/or settlement of any threatened, pending or completed suit, action, claim, proceeding, arbitration or alternative dispute resolution mechanism, investigation or administrative hearing, whether civil, criminal, administrative or investigative, to which the Covered Person is or was a party or is threatened to be made a party due to any act or omission taken or omitted or alleged to have been taken or omitted by the Covered Person during, in connection with or arising out of such Covered Person's service in such capacity as a director or officer. As used in the policy the term "serving at the request" of W. P. Carey includes any service provided at the request of W. P. Carey (or a predecessor of W. P. Carey) as a director, officer, manager, trustee, administrator, partner, member, fiduciary, employee or agent of W. P. Carey (or a predecessor of W. P. Carey) which imposes duties on, or involves services by, such director, officer, manager, trustee, administrator, partner, member, fiduciary, employee or agent with respect to an employee benefit plan, its participants or beneficiaries. In addition, to the extent that a Covered Person is, by reason of his or her service at the request of W. P. Carey, a witness in or otherwise incurs costs, charges or expenses in connection with any proceeding to which the Covered Person is not a party, he or she shall be indemnified and held harmless by W. P. Carey against all reasonable costs, charges and expenses (including attorney's fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith.
Notwithstanding any provision of the policy, W. P. Carey is not obligated under the policy to make any indemnity in connection with any claim made against a Covered Person (a) in connection with any threatened, pending or completed suit, action, claim, proceeding, arbitration or alternative dispute resolution mechanism, investigation or administrative hearing, whether civil, criminal, administrative or investigative (or any part of any such proceeding), initiated by or on behalf of such Covered Person, including a proceeding (or any part of any proceeding) initiated by or on behalf such Covered Person against W. P. Carey (other than any proceeding commenced to enforce a Covered Person's right to indemnification or to recover any expenses in which the Covered Person is successful under Maryland law, the charter, the bylaws or the policy) or against any of W. P. Carey’s directors, officers, employees or other Covered Persons, unless (i) W. P. Carey’s board of directors authorized the proceeding (or any part of any proceeding) or (ii) W. P. Carey otherwise provided specific indemnification in connection with such claim; (b) on account of such Covered Person's conduct with respect to which it shall be determined by final judgment by a court having jurisdiction in the matter that the Covered Person (i) did not act in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to W. P. Carey’s best interests and those of the W. P. Carey Stockholders, (ii) received an improper personal benefit in money, property or services, or (iii) with respect to any criminal action or proceeding, had reasonable cause to believe the conduct was unlawful; (c) in connection with any pending or completed action, suit, arbitration, investigation, inquiry, administrative hearing or any other actual or threatened proceeding (or any part of any such proceeding) by or in W. P. Carey’s right if the Covered Person shall have been determined by final judgment by a court having jurisdiction in the matter to be liable to W. P. Carey and the W. P. Carey Stockholders; (d) if and to the extent such Covered Person has otherwise actually received payment of the amounts otherwise indemnifiable hereunder under any insurance policy, agreement, vote or otherwise, or (e) if it shall be determined by final judgment by a court having jurisdiction in the matter that such indemnification is not lawful.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling the registrant for liability arising under the Securities Act, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.
Exhibits and Financial Statement Schedules
(a)Exhibits
The following exhibits are filed as part of this registration statement. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit No.	Description	Method of Filing
2.1
Agreement and Plan of Merger dated as of February 27, 2022, by and among Corporate Property Associates 18 – Global Incorporated, W. P. Carey Inc., CPA18 Merger Sub LLC, and, for the limited purposes set forth therein, Carey Asset Management Corp., W. P. Carey & Co. B.V., WPC-CPA:18 Holdings, LLC, and CPA:18 Limited Partnership.†
Attached as Annex A to the proxy statement/prospectus, which forms a part of this registration statement on Form S-4

3.1	W. P. Carey – Articles of Amendment and Restatement	Incorporated by reference to Exhibit 3.1 to W. P. Carey's Current Report on Form 8-K filed June 16, 2017

3.2	W. P. Carey – Fifth Amended and Restated Bylaws	Incorporated by reference to Exhibit 3.2 to W. P. Carey's Current Report on Form 8-K filed on June 16, 2017

4.1	W. P. Carey – Form of Common Stock Certificate	Incorporated by reference to Exhibit 4.1 to W. P. Carey's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 26, 2013

4.2	Indenture, dated as of March 14, 2014, by and between W. P. Carey Inc., as issuer and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.1 to W. P. Carey's Current Report on Form 8-K filed March 14, 2014

4.3	First Supplemental Indenture, dated as of March 14, 2014, by and between W. P. Carey Inc., as issuer, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.2 to W. P. Carey's Current Report on Form 8-K filed March 14, 2014

4.4	Form of Global Note Representing $500,000,000 Aggregate Principal Amount of 4.60% Senior Notes due 2024	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed March 14, 2014

4.5	Third Supplemental Indenture, dated January 26, 2015, by and between W. P. Carey Inc., as issuer, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.2 to W. P. Carey's Current Report on Form 8-K filed January 26, 2015

4.6	Form of Note representing $450 Million Aggregate Principal Amount of 4.000% Senior Notes due 2025	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed January 26, 2015

4.7	Fourth Supplemental Indenture, dated as of September 12, 2016, by and between W. P. Carey Inc., as issuer, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.2 to W. P. Carey's Current Report on Form 8-K filed September 12, 2016

4.8	Form of Note representing $350 Million Aggregate Principal Amount of 4.250% Senior Notes due 2026	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed September 12, 2016

4.9	Indenture, dated as of November 8, 2016, by and among WPC Eurobond B.V., as issuer, W. P. Carey Inc., as guarantor, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.3 to W. P. Carey's automatic shelf registration statement on Form S-3 (File No. 333-233159) filed August 9, 2019

4.10	First Supplemental Indenture, dated as of January 19, 2017, by and among WPC Eurobond B.V., as issuer, W. P. Carey Inc., as guarantor, and U.S. Bank National Association, as trustee.	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed January 19, 2017

4.11	Form of Note representing €500 Million Aggregate Principal Amount of 2.250% Senior Notes due 2024	Incorporated by reference to Exhibit 4.1 to W. P. Carey's Current Report on Form 8-K filed January 19, 2017

4.12	Second Supplemental Indenture dated as of March 6, 2018, by and among WPC Eurobond B.V., as issuer, W. P. Carey Inc., as guarantor, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed March 6, 2018

4.13	Form of Note representing €500 Million Aggregate Principal Amount of 2.125% Senior Notes due 2027	Incorporated by reference to Exhibit 4.1 to W. P. Carey's Current Report on Form 8-K filed March 6, 2018

4.14	Third Supplemental Indenture dated as of October 9, 2018, by and among WPC Eurobond B.V., as issuer, W. P. Carey Inc., as guarantor, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed October 9, 2018

4.15	Form of Note representing €500 Million Aggregate Principal Amount of 2.250% Senior Notes due 2026	Incorporated by reference to Exhibit 4.1 to W. P. Carey's Current Report on Form 8-K filed October 9, 2018

4.16	Fifth Supplemental Indenture, dated June 14, 2019, by and between W. P. Carey Inc., as issuer, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.1 to W. P. Carey's Current Report on Form 10-Q filed August 2, 2019

4.17	Form of Note representing $325 Million Aggregate Principal Amount of 3.850% Senior Notes due 2029	Incorporated by reference to Exhibit 4.2 to W. P. Carey's Current Report on Form 10-Q filed August 2, 2019

4.18	Fourth Supplemental Indenture, dated as of September 19, 2019, by and among WPC Eurobond B.V., as issuer, W. P. Carey Inc., as guarantor, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed September 19, 2019

4.19	Form of Note representing €500 Million Aggregate Principal Amount of 1.350% Senior Notes due 2028	Incorporated by reference to Exhibit 4.1 to W. P. Carey's Current Report on Form 8-K filed September 19, 2019

4.21	Sixth Supplemental Indenture, dated October 14, 2020, by and between W. P. Carey Inc., as issuer, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.2 to W. P. Carey's Current Report on Form 8-K filed October 14, 2020

4.22	Form of Note representing $500 Million Aggregate Principal Amount of 2.400% Senior Notes due 2031	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed October 14, 2020

4.23	Seventh Supplemental Indenture, dated February 25, 2021, by and between W. P. Carey Inc., as issuer, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.2 to W. P. Carey's Current Report on Form 8-K filed February 25, 2021

4.24	Form of Note representing $425 Million Aggregate Principal Amount of 2.250% Senior Notes Due 2033	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed February 25, 2021

4.25	Fifth Supplemental Indenture dated as of March 8, 2021, by and among WPC Eurobond B.V., as issuer, W. P. Carey Inc., as guarantor, and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed March 8, 2021

4.26	Form of Note representing €525 Million Aggregate Principal Amount of 0.950% Senior Notes Due 2030	Incorporated by reference to Exhibit 4.1 to W. P. Carey's Current Report on Form 8-K filed March 8, 2021

4.27	Eighth Supplemental Indenture, dated October 15, 2021, by and between W. P. Carey Inc., as issuer, and U.S. Bank National Association, as trustee	Incorporated by reference Exhibit 4.2 to W. P. Carey's Current Report on Form 8-K filed October 15, 2021

4.28	Form of Note representing $350 Million Aggregate Principal Amount of 2.450% Senior Notes due 2032	Incorporated by reference Exhibit 4.3 to W. P. Carey's Current Report on Form 8-K filed October 15, 2021

5.1	Opinion of DLA Piper LLP (US) as to the legality of the W. P. Carey Common Stock to be issued	Filed herewith

8.1	Tax Opinion of DLA Piper LLP (US)	Filed herewith

8.2	Tax Opinion of Clifford Chance US LLP	Filed herewith

8.3	Tax Opinion of DLA Piper LLP (US)	Filed herewith

8.4	Tax Opinion of Clifford Chance US LLP	Filed herewith

21.1	List of subsidiaries of W. P. Carey	Incorporated by reference to Exhibit 21.1 to W. P. Carey's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 11, 2022

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accountant of W. P. Carey Inc.	*

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accountant of Corporate Property Associates 18 – Global Incorporated	*

23.3	Consent of DLA Piper LLP (US)	Filed as part of Exhibit 5.1, Exhibit 8.1, and Exhibit 8.3 and incorporated herein by reference

23.4	Consent of Clifford Chance US LLP	Filed as part of Exhibit 8.2 and Exhibit 8.4 and incorporated herein by reference

24.1	Powers of Attorney (included on the signature page of this registration statement and incorporated herein by reference)	*

99.1	CPA:18 – Global – Form of Proxy Card	Filed herewith

99.2	Consent of Morgan Stanley & Co. LLC	*

107	Filing Fee Table	*
________________
*    Previously filed.
†Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Item 22.
Undertakings
(a)The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(d)The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(e)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(f)The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(g)The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 25, 2022.

W. P. CAREY INC.

By:	/s/ Jason E. Fox
Jason E. Fox Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date Signed

*	Director and Chief Executive Officer (Principal Executive Officer)	April 25, 2022
Jason E. Fox

*	Chief Financial Officer (Principal Financial Officer)	April 25, 2022
ToniAnn Sanzone

*	Chief Accounting Officer (Principal Accounting Officer)	April 25, 2022
Arjun Mahalingam

*	Chairman of the Board and Director	April 25, 2022
Christopher J. Niehaus

*	Director	April 25, 2022
Mark A. Alexander

*	Director	April 25, 2022
Constantin H. Beier

*	Director	April 25, 2022
Tonit M. Calaway

*	Director	April 25, 2022
Peter J. Farrell

*	Director	April 25, 2022
Robert J. Flanagan

*	Director	April 25, 2022
Axel K. A. Hansing

*	Director	April 25, 2022
Jean Hoysradt

*	Director	April 25, 2022
Margaret G. Lewis

*	Director	April 25, 2022
Nicolaas J. M. van Ommen

*By:	/s/ Jason E. Fox
Jason E. Fox
Attorney-in-Fact